LATTICE
SEMICONDUCTOR®

The Low Power Programmable Leader

2025 Proxy Statement
2024 Annual Report on Form 10-K

FY 2024 EARNINGS RESULTS & RECENT HIGHLIGHTS

REVENUE

$509.4M

Double-digit new product revenue growth

GROSS MARGIN

67.4% / 68.7%%*

FCF margin increased to 34% in Q4'24

ADJUSTED EBITDA

31.8% / 33.2%*

Vs 44% in FY 2023

Non-GAAP based on earnings reported February 10, 2025   *Adjusted Non-GAAP

End Market Overview

FY'24 REVENUE BY SEGMENT (%)

- CONSUMER 9%
- COMMS & COMPUTING 45%
- INDUSTRIAL & AUTOMOTIVE 46%

Small and Mid-range FPGA Leadership

NOW AVAILABLE

Certus-N2 — AVANT — LATTICE Automate, LATTICE Drive, LATTICE mVision, LATTICE senseAI, LATTICE RADIANT DESIGN SOFTWARE, LATTICE PROPEL

Next-Gen Small FPGA Platform & its First Device Family | New Mid-range FPGA Device Capacity Options | Enhanced Solutions & Software Capabilities

Strong Developer Ecosystem

Accton, ADVANTECH, AGILIAD, Aizip, ami, ANALOG DEVICES, ARROW, ASRock Rack, avalanche technology, CAST, CITROBITS, DELL Technologies, e-con Systems, el camino, EMERSON, ERICSSON, EXOR, fidus, franous, FUJITSU, Helion, Inventec, LEOPARD, logic fruit technologies, LUMOTIVE, MACNICA, Microsoft, mks, mle, MOSCHIP, neurala, ni, NVIDIA

LATTICE SEMICONDUCTOR DEVELOPERS CONFERENCE 24 — THANK YOU

Oregano Systems, Panasonic, Parretto, PhotonLogic, PQSHIELD, PROM WAD, RAPTOR ENGINEERING, Schneider Electric, SECURE-iC, SICK, SLS, SOLID SILICON, SYNOPSYS, Tecphos, TELEDYNE FLIR, tinyvision.ai, Valens, VIRTUAL CORE, VVDN, WAVES, XIPHERA, X-Motive, YONG-ATEK, YUAN, zeuxion

Industry Recognition

LATTICE WINS 2024 GLOBAL SEMICONDUCTOR ALLIANCE AWARD

Most Respected Public Semiconductor Company Achieving $500 Million to $1 Billion in Annual Sales

GSA

INNOVATION LEADERSHIP FROM EDGE TO CLOUD



DATACENTER	COMMUNICATIONS	INDUSTRIAL	AUTOMOTIVE	CLIENT
aws, DELL Technologies, Google, H3C, Hewlett Packard Enterprise, Lenovo, Meta, Microsoft, NetApp, SUPERMICRO	Adtran, ARISTA, ciena, cisco, ERICSSON, FUJITSU, JUNIPER NETWORKS, NEC, NOKIA, SAMSUNG	ABB, EMERSON, GE, Honeywell, Mitsubishi, OMRON, Panasonic, Rockwell Automation, Schneider Electric, SIEMENS	BMW, BYD, Ford, gm, LUCID, Maserati, Mercedes-Benz, TESLA	ASUS, DELL Technologies, hp, Lenovo, LG
Top 10 Server & Storage Providers	**10 Leading Comms OEMs**	**Top 10 Factory Automation Leaders**	**10 Leading Auto OEMs**	**Top 5 PC OEMs - >50MU Shipped**

Automotive deployments in select models via direct or tier one engagements

Lattice is the #1 Supplier for Small FPGAs Worldwide



Dear Lattice Shareholders:

2024 was a year of change, challenges, and emerging opportunities. I was honored and excited to join Lattice as CEO this past September at an inflection point in the company's history. The talented Lattice team has created a strong foundation upon which we will drive our next phase of growth together. Lattice is a perfect fit to leverage my extensive industry experience and leadership spanning semiconductors, networking, and enterprise software. This includes my time as President and CEO of Inphi for over nine years, where we transformed the company into the market leader for electro-optics solutions for cloud and telecom operators.

Similarly, I believe Lattice has all the necessary elements to achieve FPGA market leadership because we:

- Address a large and rapidly growing market
- Focus on the right segments with a differentiated strategy and products
- Lead with a strong and talented team of employees and partners
- Prioritize customer success above all else
- Maintain financial discipline, even in challenging market conditions

Addressing a large and rapidly growing market

Field Programmable Gate Arrays (FPGAs) are the Swiss Army knife of the embedded processing market. Our solutions can be tailored by customers in the field to fit the needs of their applications. The overall FPGA market continues to grow in importance, driven by five secular trends acting as tailwinds.

First, artificial intelligence (AI) is driving shorter system design cycles, which provide less time to integrate auxiliary functions, and FPGAs are best positioned to enable those functions.

Second, as application specific integrated circuits ("ASIC") and application specific standard products ("ASSP") development costs continue to increase, the bar rises for

which functions could justify that ROI and that pushes more designs towards FPGAs.

Third, as the cost of advanced nodes continues to increase, mature process FPGAs are more economical to perform certain functions.

Fourth, for emerging applications like Post Quantum Cryptography, or PQC, programmability is a much more effective solution than a fixed function ASIC that can't be easily re-spun.

Lastly, edge AI requires contextual intelligence near the sensor. Lattice is already in these sockets today performing other functions, which gives us a significant competitive advantage with customers. And it is much better to implement tiny AI models in our "far-edge" devices, which saves the processing power of the "near-edge" inference chips for other tasks.

Focusing on the right segments with a differentiated strategy and products

Within the FPGA market, Lattice is focused on the small and mid-range segments. These segments are growing much faster than their large FPGA counterparts. They are more diversified across industries, applications, and use cases. They form a more durable business fabric and have been under-invested in by traditional FPGA vendors aligned with processor and large socket spends.

Our low power, small size, and performance optimized small and mid-range FPGA solutions are designed to accelerate customer innovation across the Industrial and Automotive, Communications and Computing, and Consumer end market segments.

In Industrial and Automotive, we are closely partnering with our customers to increase automation, efficiency, and productivity. We are solving a variety of customer challenges in multiple applications, including Smart Factory, autonomous vehicles, robotics, Aerospace and



Defense, Medical, and Broadcast/ProAV. Importantly, our FPGAs are adjacent to the sensors in these applications, enabling our customers to run their "far edge" AI models and workloads at low latency.

In Communications and Computing, our solutions play key roles in systems such as AI and general-purpose servers, client devices, 5G wireless infrastructure, switches, routers, and other related applications. Combining power efficiency, small size, rich I/O, hardware acceleration, and security, our FPGAs help reduce operating costs, protect system integrity, and enable system miniaturization and bridging with ASICs and ASSPs.

In Consumer, our solutions make products more responsive, smaller, and more power efficient, including smart home devices, prosumer devices, sound bars, high end projectors, Augmented Reality ("AR") / Virtual Reality ("VR") devices, and wearables.

Our strategy is to develop tailored products for these applications and use cases. We are instilling a laser-like focus across the company on Lattice Nexus™ for leadership in small FPGAs, Lattice Avant™ for leadership in mid-range FPGAs, with the tools, IP, and solutions to drive a number one position in those markets.



We recently expanded our small FPGA product family with the launch of the Lattice Nexus 2 platform, and increased our application reach in the mid-range segment with two new Avant devices. This further builds on our differentiation in low power, small size, and ease of use. These new product offerings add connectivity advancements, performance optimizations, and leading security and reliability capabilities to meet the increasing demand for edge applications.

We also introduced new software tools and solution stacks to speed up customers' deployment and time-to-market. The continued innovation in our software tools and solutions will enable customer differentiation and make our solutions stickier and multi-generational.

Leading with a strong and talented team of employees and partners

Lattice has cultivated a very strong team of FPGA and industry experts, which we continue strengthening across all the functional disciplines. We have taken steps to grow

our international design centers to create more efficiency and stability. We also recently expanded our executive ranks with several key additions: Lorenzo Flores as CFO, Erhaan Shaik as SVP of Sales, and Nicole Singer as Chief People Officer. When you combine the strength of our leadership with the experienced industry veterans choosing to join Lattice, it is clear that we are building one of the semiconductor industry's strongest management teams, which will enable us to build near-term and future shareholder value.

We held our latest developers conference in December 2024, with over 6,000 registrants enjoying several keynotes from customer thought leaders and over 90 technology demonstrations on the show floor. This showcased our dedication to our broad and growing partner ecosystem.

Lattice has a direct sales force, but the majority of our sales are through our channel partners. We are committed to their success, as they are the backbone of how we reach our broad base of over 11,000 customers worldwide. We recently held three successful sales conferences across North America, Asia-Pacific, and Europe, which were attended by more channel partners than our own employees, showcasing our unity and close collaboration.

Prioritizing customer success above all else

I continue to be impressed with the breadth of our customers, across the Communications, Computing, Industrial, Automotive, and Consumer segments. Be sure to take a look at the image in the inside cover of this report, which showcases our close partnerships with:

- The top 10 server and storage providers
- The top 10 leading communications OEMs
- The top 10 factory automation leaders
- The top 10 leading automotive OEMs
- The top 5 PC OEMs

Since joining Lattice, I've had the opportunity to visit with our customer thought leaders across all industries and geographies. And we held a highly successful customer leadership event in Munich, Germany earlier this year. Across these interactions, customers told us repeatedly how much they appreciate Lattice's focus on small to mid-range FPGA solutions to meet their needs. And many recounted stories about how Lattice supported them through the very difficult supply shortage situation in 2022 and the first half of 2023 to keep their lines running. They appreciate the Lattice 3S commitment: Support, Solutions, Supply.

Our philosophy is simple. We are a component solutions provider to our customers. And we can only grow revenue if they grow their revenue. Our success is tied to their success. That's why we have a culture of customer



intimacy and we prioritize our customer success above all else. We believe this is a key tenet that will enable us to continue to grow our company above industry growth rates.

Maintaining financial discipline, even in challenging market conditions

In 2024, industry conditions were quite challenging, and while Lattice felt the impact of those challenges, our results demonstrated the resilience of our business model and our focus on financial discipline. Despite a decline in revenue of 31% (to $509M), we continued to generate solid Operating, adjusted EBITDA, and Free Cash Flow Margins. And we were able to continue to return cash to shareholders through share buybacks for the 17th consecutive quarter.

Our financial discipline led us to take significant actions in Q4. After a rigorous review of our strategy, our performance and our outlook, we made substantial changes. We re-focused our product line, transformed our workforce by 14%, and modified our outlook. By concentrating on execution and extension of our small and mid-range products, we were able to move part of our workforce from high cost to low cost geographies without impacting execution or impacting our customer support and demand creation efforts. Part of our revised outlook came from our close relationship with our customers and distribution partners. We have been proactively working with customers, distribution partners, and our supply chain to bring inventory down to be more consistent with pre-supply chain disruption levels. One impact of this was a one time charge impacting our Gross Margin.

These actions did impact our Q4 and FY24 financial results but have increased our confidence and reduced the risk of attaining our FY25 expectations. Despite the impact, we had strong financial results. As noted, with revenue down 31% to $509M, we still had non-GAAP gross margin of 67.4%. Without the one time charge, our full year non-GAAP gross margin would have been 68.7%. Non-GAAP operating margin in 2024 was 25.1% and adjusted EBIDTA was 31.8%. Excluding the one time charge, we delivered non-GAAP operating margin of 26.4% and adjusted EBIDTA of 33.2%.

We ended the year with $136M in Cash, and no long-term debt. In Q4, we executed our 17th consecutive share repurchase – reducing dilution by 4.3% since the beginning of the program. We will continue to prioritize investing in the organic growth of our business and have a new Board authorization for $100M in share repurchases. We intend to prudently return capital to our shareholders while maintaining the ability to invest in growing our business. Over the near term, we're seeing improvement in customer consumption. We continue to be encouraged with our stronger backlog, our book-to-bill ratio, and our solid financial position. All our actions, combined with improved demand signals, provide us increased confidence entering 2025.

We remain committed to our long-term strategy and are optimistic about the opportunities for Lattice in 2025 and beyond. I would like to take this opportunity to thank you, our valued shareholders, for your continued support of Lattice over the years. We remain dedicated to creating shareholder value over the long-term and continuing our dialogue as we do so.



Best regards,

Ford Tamer

Ford Tamer
Chief Executive Officer
March 20, 2025

For a reconciliation of GAAP to non-GAAP information referenced herein, see Appendix A "Non-GAAP Reconciliation" to our 2025 Proxy Statement.

Forward-Looking Statements Notice:

Certain statements in the documents provided herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve estimates, assumptions, risks and uncertainties. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are neither historical facts nor assurances of future performance and may be forward-looking. Such forward-looking statements include, but are not limited to, statements relating to our strategy, growth potential, market size and growth, secular trends, costs, emerging product applications, product roadmap, long-term financial model, market improvement, and statements related to our financial outlook. Other forward-looking statements may be indicated by words such as "will," "could," "should," "would," "may," "expect," "plan," "project," "anticipate," "intend," "forecast," "future," "believe," "estimate," "predict," "propose," "potential," "continue" or the negative of these terms or other comparable terminology.

Estimates of future revenue and other financial and operational outcomes are inherently uncertain due to factors such as global economic conditions which may affect customer demand, the cyclical nature of the semiconductor industry, pricing and inflationary pressures, competitive actions, tariff impacts, international trade disputes and sanctions, the potential impact of global pandemics, and other significant risks and uncertainties that are beyond our ability to predict or control. Actual gross margin percentage and operating expenses could vary from the estimates on the basis of, among other things, changes in revenue levels, changes in product pricing and mix, changes in wafer, assembly, test and other costs, variations in manufacturing yields, the failure to sustain operational improvements, and the actual amount of compensation charges due to stock price changes. Actual income tax rate and actual net income on a per share basis may differ from our expectations. Actual results may differ materially from our expectations and are subject to risks and uncertainties that relate more broadly to our overall business, including those described in our filings with the Securities and Exchange Commission, including Lattice's most recent Annual Report on Form 10-K, especially those under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and which are posted on the Lattice website.

Lattice believes these and other risks and uncertainties could cause actual results to differ materially from the forward-looking statements. New risk factors emerge from time to time and it is not possible for the Company to predict all risk factors. You should not rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. Lattice does not intend to and undertakes no obligation to update or revise any forward-looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



March 20, 2025

To Our Stockholders:

You are cordially invited to attend the 2025 Annual Meeting of Stockholders and any adjournments, postponements, or other delays thereof (the "Annual Meeting") of Lattice Semiconductor Corporation. For your convenience, we are holding this year's Annual Meeting virtually.

If you plan to participate in the Annual Meeting, please see the instructions in the accompanying proxy statement (the "Proxy Statement"). Stockholders will be able to listen, vote and submit questions (subject to the question guidelines) from any remote location that has Internet connectivity. There will be no physical location for stockholders to attend the Annual Meeting. Stockholders may participate in the Annual Meeting only by logging in at https://meetnow.global/MTX4VM2.

The attached Notice of Annual Meeting of Stockholders (the "Notice") and Proxy Statement describe the matters to be acted upon at the Annual Meeting. Included with the Proxy Statement is a copy of our Annual Report on Form 10-K for the fiscal year ended December 28, 2024 (the "Annual Report"). We encourage you to read the Annual Report. It includes our audited financial statements and information about our operations, markets, and products.

It is important that your shares be represented and voted at the Annual Meeting whether or not you plan to attend. Therefore, we urge you to vote your shares as soon as possible as directed in the proxy materials you receive. A copy of the Proxy Statement and the Annual Report are available online at www.edocumentview.com/LSCC. Please vote in advance of the Annual Meeting by telephone, online or by signing, dating and returning a proxy card to ensure your representation at the Annual Meeting. Voting in advance of the Annual meeting does not deprive you of your right to attend the Annual Meeting and to vote your shares at the Annual Meeting.

Sincerely,

Ford Tamer

Ford Tamer
Chief Executive Officer

Whether or not you plan to attend the Annual Meeting, please vote your shares as soon as possible. You can vote your shares by telephone, online or by signing and dating a proxy card and returning it to the address provided on such proxy card. If you receive more than one proxy card because you own shares that are registered separately, then please vote all of the shares shown on all of your proxy cards following instructions listed on each of the individual proxy cards. Thank you.

Notice of Annual Meeting of Stockholders

May 2, 2025

1:00 p.m. Pacific Time

To Our Stockholders:

You may participate in the 2025 Annual Meeting of Stockholders and any adjournments, postponements, or other delays thereof (the "Annual Meeting") of Lattice Semiconductor Corporation by logging in at https://meetnow.global/MTX4VM2. We are holding the Annual Meeting virtually.

If you plan to participate in the Annual Meeting, please see the instructions in the accompanying proxy statement (the "Proxy Statement"). Stockholders will be able to listen, vote, and submit questions (subject to the question guidelines, which are summarized in the section of the Proxy Statement titled "General Information About the Meeting – How Can I Participate in the Virtual Annual Meeting?") from any remote location that has Internet connectivity. There will be no physical location for stockholders to attend the Annual Meeting.

MATTERS TO BE VOTED ON:

1. **To elect the nine directors named in the accompanying Proxy Statement;**
2. **To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 3, 2026;**
3. **To approve on a non-binding, advisory basis, the compensation of our Named Executive Officers (as defined below in the section of the Proxy Statement titled "Compensation Discussion and Analysis"); and**
4. **To transact such other business as may properly be brought before the Annual Meeting.**

The foregoing items of business are described in the Proxy Statement accompanying this Notice of Annual Meeting of Stockholders.

Only stockholders of record at the close of business on March 3, 2025, are entitled to notice of and to vote at the Annual Meeting. All stockholders are cordially invited to attend and participate in our Annual Meeting. **Whether or not you plan to attend the Annual Meeting, to assure your representation at the Annual Meeting, please vote as soon as possible.** We are making our proxy materials available to our stockholders over the Internet, and you may vote at the Annual Meeting by mail, by telephone or online. For specific voting instructions, please refer to the information provided in the Proxy Statement. A copy of the Proxy Statement and the Annual Report on Form 10-K for the fiscal year ending December 28, 2024 (the "Annual Report") are available online at www.edocumentview.com/LSCC. For specific instructions on how to vote your shares, please refer to the instructions in the proxy materials you receive in the mail and refer to the section of the Proxy Statement titled "How to Vote."

Hillsboro, Oregon
March 20, 2025

By Order of the Board of Directors,

Tracy Feanny
Secretary

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 2, 2025
The Proxy Statement and Annual Report to stockholders are available at www.edocumentview.com/LSCC.
YOUR VOTE IS IMPORTANT

TABLE OF CONTENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

GENERAL INFORMATION ABOUT THE MEETING

General

Our board of directors (the "Board" or the "Board of Directors") is soliciting proxies to be used at the 2025 Annual Meeting of Stockholders and any adjournments, postponements or other delays thereof (the "Annual Meeting") of Lattice Semiconductor Corporation (the "Company"), to be held at https://meetnow.global/MTX4VM2, on Friday, May 2, 2025, at 1:00 p.m. Pacific Time. On or about March 20, 2025, we will mail to our stockholders entitled to vote at the Annual Meeting a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access this proxy statement (the "Proxy Statement") and our 2024 Annual Report on Form 10-K for the fiscal year ended December 28, 2024 (the "Annual Report") via the Internet and vote online. The Notice also provides instructions on how you can request a paper copy of these documents, if you desire, and how you can enroll in e-delivery to receive future annual meeting materials electronically.

We are holding our Annual Meeting virtually.

Purpose of the Annual Meeting

The purpose of the Annual Meeting is:

1. **To elect the nine directors named in the accompanying Proxy Statement;**

2. **To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 3, 2026;**

3. **To approve on a non-binding, advisory basis, our Named Executive Officers' compensation; and**

4. **To transact such other business as may properly be brought before the Annual Meeting.**

The Board of Directors recommends that stockholders vote "FOR" the election of Robin Abrams, Douglas Bettinger, Que Thanh Dallara, John Forsyth, Mark Jensen, James Lederer, D. Jeffrey Richardson, Elizabeth Schwarting, and Ford Tamer as directors of the Company. The Board of Directors recommends that stockholders vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 3, 2026. The Board of Directors recommends that stockholders vote "FOR" the approval, on an advisory basis, of the compensation of the Named Executive Officers.

Internet Availability of Proxy Materials

We are providing access to our proxy materials over the Internet. Accordingly, we are sending the Notice to our stockholders of record as of March 3, 2025 (the "Record Date"). All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. Choosing to receive your future proxy materials by email will decrease the environmental footprint of delivering the proxy materials and save us the cost of printing and mailing documents to you. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

Our proxy materials include this Proxy Statement and the Annual Report. If you requested a printed version of our proxy materials, these materials also include a proxy card for the Annual Meeting.

Who Can Vote

You are entitled to vote at the Annual Meeting if you held shares as of the Record Date. As of the Record Date, there were 137,614,370 shares of common stock outstanding. Each stockholder has one vote for each share of common stock owned as of the Record Date. The common stock does not have cumulative voting rights.

How to Vote

Stockholders may vote their shares online at the Annual Meeting, by mail, by telephone or online before the Annual Meeting. Stockholders who hold their shares through a bank, broker or other nominee should vote their shares in the manner prescribed by the bank, broker, or other nominee.

- **Voting Through the Internet—Before the Annual Meeting:** If you are a stockholder of record, go to www.envisionreports.com/LSCC. Please have your proxy card in hand when you visit the website. If your shares are held in street name, you will need to obtain a legal proxy from your broker, bank or other nominee in order to vote at the Annual Meeting.

- **Voting Through the Internet—During the Annual Meeting:** If you are a stockholder of record, you may vote live at the Annual Meeting through the virtual meeting platform by logging into https://meetnow.global/MTX4VM2. If your shares are held in street name, you will need to obtain a legal proxy from your broker, bank or other nominee in order to vote at the Annual Meeting.

- **Voting by Telephone:** To vote by telephone, please follow the instructions included in your proxy materials. If you vote by telephone, you do not need to sign and mail a proxy card.

- **Voting by Mail:** By signing the proxy card and returning it to the address provided on the proxy card, you are authorizing the individuals named on the proxy card to vote your shares at the Annual Meeting in the manner that you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Annual Meeting so that your shares will be voted if you are unable to attend the Annual Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards that you receive in the mail to ensure that all of your shares are voted. If you vote by telephone or online, you do not need to sign and mail a proxy card.

- **Voting Through Your Broker:** If your shares are held through a broker, bank, or other nominee (commonly referred to as held in "street name"), you will receive instructions from them that you must follow to have your shares voted.

If you deliver a proxy card by mail or vote by telephone or online, the proxy holders will vote your shares in accordance with the instructions that you provide. If you do not specify how to vote your shares, the proxy holders will vote them (i) "FOR" each of the nominees for director named herein, (ii) "FOR" the ratification of appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 3, 2026, (iii) "FOR" approval of, as an advisory vote, the compensation for the Named Executive Officers, and (iv) in accordance with the recommendations of our Board of Directors, or, if no recommendation is given, in the discretion of the proxy holders, on any other business at the Annual Meeting.

How Are Votes Counted

We will appoint a tabulator and inspector of election at the Annual Meeting. The tabulator and inspector of election is typically a representative of our transfer agent. The tabulator and inspector of election will collect all proxies and ballots and tabulate the results.

Revoking Your Proxy

You may revoke your proxy at any time before the Annual Meeting by:

- sending a written notice of revocation to the Secretary of Lattice Semiconductor Corporation, at 5555 NE Moore Court, Hillsboro, Oregon 97124, that is received before the deadline stated in your proxy materials;

- entering a new vote by telephone, online or by submitting a properly signed proxy card with a later date that is received before the deadline stated in your proxy materials; or

- voting online at the Annual Meeting.

Vote Required for the Proposals

The votes required to approve the proposals to be considered at the Annual Meeting are as follows:

Proposal 1—Election of Directors. A nominee shall be elected to the Board of Directors if the votes cast "FOR" such nominee's election exceed the votes cast "AGAINST" such nominee's election.

Pursuant to our Corporate Governance Policies, in connection with being nominated by the Board of Directors, each nominee for director has tendered an executed irrevocable conditional resignation. If any director fails to receive the requisite vote for the election of directors, then the Nominating and Governance Committee of the Board of Directors (the "Nominating and Governance Committee") shall consider the conditional resignation submitted by such director. The Nominating and Governance Committee shall recommend to the Board the action to be taken with respect to such conditional resignation, including acceptance or rejection. Within 90 days following certification of the stockholder vote, the Board of Directors will act with respect to such conditional resignation.

Proposal 2—Ratification of the appointment of our independent registered public accounting firm. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 3, 2026, requires the affirmative vote of the holders of a majority of the voting power of our capital stock present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting. You may vote "FOR," "AGAINST," or "ABSTAIN," on the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 3, 2026.

Proposal 3—Advisory Vote to Approve Named Executive Officers' Compensation. Approval of the non-binding, advisory vote on the compensation of the Named Executive Officers requires the affirmative vote of the holders of a majority of the voting power of our capital stock present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting. The Board of Directors will consider the outcome of the vote when making future decisions regarding the compensation of the Company's named executive officers. You may vote "FOR," "AGAINST," or "ABSTAIN" on the proposal to approve the compensation of the Named Executive Officers.

Quorum; Abstentions; and Broker Non-Votes

The holders of majority of the voting power of the capital stock issued and outstanding on the Record Date and entitled to vote at the Annual Meeting, present online at the Annual Meeting or represented at the Annual Meeting by proxy, will constitute a quorum. A quorum must be present in order to hold the Annual Meeting and to conduct business. Your shares are counted as being present if you vote online at or before the Annual Meeting, by telephone, or by submitting a properly executed proxy card.

Abstentions are counted as shares present at the Annual Meeting for purposes of determining whether a quorum exists. Abstentions have no effect on Proposal 1, the election of directors. Because abstentions will be included in tabulations of shares entitled to vote on the subject matter for purposes of determining whether the other proposals have been approved, abstentions have the same effect as negative votes on Proposal 2, the ratification of the appointment of our independent registered public accounting firm, and on Proposal 3, the approval of the Named Executive Officers' compensation.

If your broker holds your shares in its name (also known as "street name"), your broker is not permitted to vote your shares if it does not receive voting instructions from you on any matters that are not "routine" matters. Proposal 2, the ratification of the appointment of our independent registered public accounting firm is the only routine matter being presented at the Annual Meeting. Shares that are not permitted to be voted by your broker are called "broker non-votes." Under the Delaware General Corporation Law, broker non-votes count as being present for purposes of determining whether a quorum of shares is present at a meeting but are not counted for purposes of determining the number of votes cast for or against a proposal. Broker non-votes will not affect the outcome of any matter being voted at the Annual Meeting, assuming that a quorum is obtained.

How Can I Participate in the Virtual Annual Meeting?

To participate in the Annual Meeting, visit https://meetnow.global/MTX4VM2 and enter your 16-digit control number as indicated. You can find your 16-digit control number on your proxy card or on the instructions that accompanied your proxy materials. You will be able to log into the virtual meeting platform beginning at 12:45 p.m. Pacific Time on May 2, 2025. The Annual Meeting will begin promptly at 1:00 p.m. Pacific Time. We encourage you to log in and ensure you can hear streaming audio prior to the Annual Meeting start time.

The virtual meeting platform is supported across browsers (Microsoft Edge, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong WiFi connection wherever they intend to participate in the Annual Meeting.

If you wish to submit a question during the Annual Meeting, log into the virtual meeting platform, type your question into the "Ask a Question" field and click "Submit." Questions pertinent to Annual Meeting matters will be answered during the Annual Meeting, subject to time constraints. We reserve the right to edit profanity or other inappropriate language in questions, and questions regarding personal matters, including those related to employment, product or service issues, or suggestions for product innovations, are not pertinent to Annual Meeting matters and, therefore, will not be answered. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition. In the event we are not able to address any questions appropriately related to the business of the Company due to time constraints, we will aim to address them at an upcoming financial results conference call.

If you encounter any difficulties accessing the Annual Meeting during check-in, please call the technical support number that will be posted on the virtual meeting platform's log-in page.

Internet Availability of Proxy Materials

In accordance with Securities and Exchange Commission ("SEC") rules, we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. On or about March 20, 2025, we commenced mailing of the Notice to our stockholders (other than those who had previously requested electronic or paper delivery) containing instructions on how to access our proxy materials, including this Proxy Statement and our Annual Report. The Notice sets forth instructions on how to vote over the Internet and also how to request paper copies if that is your preference.

This process is designed to provide stockholders with easy access to our proxy materials, while reducing the printing, distribution, and environmental costs of the proxy process. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice.

Eliminating Duplicative Proxy Materials

To reduce the expense of delivering duplicate voting materials to our stockholders who may hold shares of Company common stock in more than one stock account, we are delivering only one set of our proxy materials to certain stockholders, as of the Record Date, who share an address, unless otherwise requested. A separate proxy card is included in the voting materials (either electronically or by mail, as applicable) for each of these stockholders.

We will promptly deliver, upon written or oral request, a separate copy of the Annual Report or this Proxy Statement to a stockholder at a shared address to which a single copy of the documents was delivered. To obtain an additional copy, you may write us at Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124, Attn: Investor Relations, or contact our Investor Relations department by telephone at (408) 626-6120.

Similarly, if you share an address with another stockholder and have received multiple copies of our proxy materials, you may contact us at the address or telephone number specified above to request that only a single copy of these materials be delivered to your address in the future. Stockholders sharing a single address may revoke their consent to receive a single copy of our proxy materials in the future at any time by contacting our distribution agent, Computershare, either by calling toll-free at 1-800-564-6253, or by writing to Computershare, at https://www-us.computershare.com/Investor/ #Contact/Enquiry. It is our understanding that Computershare will remove such stockholder from the householding program within 30 days of receipt of such written notice, after which we will promptly deliver a separate copy of our proxy materials to each such stockholder.

Incorporation by Reference

To the extent that this Proxy Statement has been or will be specifically incorporated by reference into any other filing of the Company with the SEC, the sections of this Proxy Statement entitled "Report of the Audit Committee of the Board of Directors" and "Compensation Discussion and Analysis" shall not be deemed to be so incorporated (to the extent permitted by the rules of the SEC), unless specifically provided otherwise in such filing.

Stockholder List

A list of stockholders entitled to vote at the Annual Meeting will be available for examination by stockholders of record at https://meetnow.global/MTX4VM2 during the Annual Meeting.

FURTHER INFORMATION

We will provide without charge to each stockholder solicited by these proxy solicitation materials a copy of our Annual Report upon request of such stockholder made in writing to Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124, Attn: Investor Relations. We will also furnish any exhibit to the Annual Report if specifically requested in writing. You can also access our SEC filings, including our Annual Report, on the SEC website at www.sec.gov.

PROPOSAL ONE
ELECTION OF DIRECTORS

Nominees

At the recommendation of the Nominating and Governance Committee of the Board of Directors, the Company will be nominating nine directors at the Annual Meeting for one-year terms ending in 2026. Your shares will be voted as you specify when providing your proxy. If you do not specify how you want your shares voted when you provide your proxy, we will vote your shares for the election of the nine nominees listed below. If unforeseen circumstances (such as death or disability) make it necessary for the Board of Directors to substitute another person for the nominee, we will vote your shares for that other person.

The Company's goal is to assemble a Board that operates cohesively and works with management in a constructive way to deliver long-term value to our stockholders. We believe that the nominees set forth below possess valuable experience to guide the Company in the best interests of our stockholders. The director nominees, all of whom are current directors of the Company, consist of individuals with proven records of professional success. They are collegial, independent in their thinking, and committed to the work necessary to be informed about our industry, the Company, and its key stakeholders. Most of our director nominees have broad technology sector experience, including expertise in semiconductor technology, innovation, and strategy. Several members of our Board are current or former chief executive officers, providing the Board with practical understanding of how large organizations operate, and resulting strategy and risk management.

The following briefly describes each of the individuals nominated for election at the Annual Meeting. In addition, a description of the specific experience, qualifications, attributes, and skills that led our Board of Directors to conclude that each of the nominees should serve as a director follows the biographical information of each nominee below. For further information regarding the specific skills and qualities of the director nominees, see the section entitled "*Corporate Governance and Other Matters – Director Qualifications, Skills and Experiences.*" There are no arrangements or understandings between any director or nominee and any other person or entity other than the Company pursuant to which the director or nominee receives compensation, was nominated, or serves as director. There are no family relationships among any of the nominees, our directors, or executive officers. There are no material proceedings to which nominees, directors, executive officers or 5% stockholders are adverse to the Company. There have been no legal proceedings involving the nominees, directors, or executive officers during the last ten years that the Company believes are material to such person's integrity or ability to serve as an officer or director.

Name[4]	Age	Director Since
Robin Abrams[1][3]	73	2011
Douglas Bettinger[3]	57	2022
Que Thanh Dallara[2]	51	2023
John Forsyth[1][2]	51	2023
Mark Jensen[3]	74	2013
James Lederer[2][3]	64	2018
D. Jeffrey Richardson[1][2]	60	2014
Elizabeth Schwarting[1]	61	2023
Ford Tamer	63	2024

(1) Member of the Nominating and Governance Committee.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.
(4) Effective May 1, 2025, committee composition will be as follows: John Forsyth, Jeff Richardson, and Elizabeth Schwarting will serve as members of the Nominating and Governance Committee, with Ms. Schwarting serving as the Chair thereof; Que Thanh Dallara, John Forsyth, Jim Lederer, and Jeff Richardson will serve as members of the Compensation Committee, with Mr. Lederer serving as the Chair thereof; and Robin Abrams, Doug Bettinger, and Mark Jensen will serve as members of the Audit Committee, with Mr. Jensen serving as the Chair thereof.

Biographical Information

Robin Abrams, age 73, has served as a director of the Company since 2011. Ms. Abrams served as the Interim Chief Executive Officer of Zilog, Inc. from August 2006 to January 2007 and the Chief Executive Officer of Firefly Communications, Inc. from 2004 to 2006. In addition to leading several start-ups, Ms. Abrams also served as President and Chief Executive Officer of Palm Computing, Inc. Prior to Palm, she was President and Chief Executive Officer of VeriFone, a leading global debit/credit card authorization solutions provider. Ms. Abrams also held several key executive positions at Apple, including president of Apple Americas and managing director of Apple Asia. Previously, Ms. Abrams held senior product marketing positions at Norwest Bank (Wells Fargo) and Unisys. Ms. Abrams served on the board of directors of Sierra Wireless from 2009 to 2022 and HCL Technologies Ltd. from 2001 to 2024. Ms. Abrams currently serves on the board of directors of FactSet Research.

Ms. Abrams brings to the Company extensive executive management experience obtained at Fortune 500 companies, including experience in advanced technology and managing operations in both Asia and the United States. Additionally, Ms. Abrams contributes valuable governance experience based on her service on a number of public company boards**.**

Douglas Bettinger, 57, has served as a director of the Company since December 2022. Mr. Bettinger is Executive Vice President and Chief Financial Officer at Lam Research Corporation, a manufacturer and provider of wafer fabrication equipment and services to the semiconductor industry. In this role, he oversees Lam's finance, tax, treasury, and investor relations organizations. Prior to joining Lam in 2013, Mr. Bettinger was the Senior Vice President and Chief Financial Officer of Avago Technologies Ltd. (currently Broadcom Inc.) and held a variety of executive finance positions with Xilinx, Inc., 24/7 Customer, and Intel Corp. Mr. Bettinger also sits on the Board of Industry Leaders of SEMI, an industry association focused on the semiconductor industry's design, manufacturing and supply chain. He holds a Bachelor's degree in economics from the University of Wisconsin in Madison, and an MBA degree in finance from the University of Michigan.

Mr. Bettinger brings to the Company more than 31 years of financial and operational experience in the semiconductor industry.

Que Thanh Dallara, 51, has served as a director of the Company since November 2023. Since May 2022, Ms. Dallara has been the Executive Vice President and Operating Unit President of the global Diabetes Operating Unit at Medtronic plc, a global leader in medical technology. Prior to joining Medtronic, from October 2018 to April 2022, Ms. Dallara was the President and Chief Executive Officer of Honeywell Connected Enterprise, Honeywell International, Inc.'s software business. From January 2017 to October 2019, Ms. Dallara was Senior Vice President and Chief Commercial Officer of Honeywell, leading its efforts in strategy, marketing, sales excellence, pricing, product innovation, including enterprise software, data analytics and IoT solutions. Prior to Honeywell, Ms. Dallara held various executive roles at TE Connectivity Ltd., Microsoft Corporation, McKinsey & Company, and Telstra Group Limited. Ms. Dallara earned an MBA from Institut Européen d'Administration des Affaires (INSEAD), a Bachelor of Science in applied mathematics, and a Bachelor of Commerce in finance from The University of New South Wales, Sydney, Australia.

Ms. Dallara brings to the Company over 20 years of general management and enterprise transformation experience in multiple industries globally.

John Forsyth, 51, has served as a director of the Company since November 2023. Since January 2021, Mr. Forsyth has been the Chief Executive Officer, President, and a member of the board of directors at Cirrus Logic, Inc., a leading supplier of low-power, high-precision mixed-signal processing solutions for mobile and consumer applications. Prior to assuming the role of CEO, Mr. Forsyth was instrumental in driving Cirrus Logic's product strategy as President, Chief Strategy Officer from June 2018 to January 2021, and Vice President of Marketing from August 2014 to June 2018. Mr. Forsyth also served as Vice President of Audio Products at Wolfson Microelectronics, which was acquired by Cirrus Logic in 2014. Prior to joining Wolfson in 2012, Mr. Forsyth led product development and strategy in several technology companies, including serving as chief technical officer of the Symbian Foundation and as vice president of strategy at Symbian Software. Mr. Forsyth earned his undergraduate degree from the University of Glasgow.

Mr. Forsyth brings to the Company extensive management experience and knowledge of the semiconductor industry.

Mark Jensen, 74, has served as a director of the Company since June 2013. Mr. Jensen served as an executive of Deloitte & Touche LLP until his retirement in June 2012. He held a variety of positions, including U.S. Managing Partner-Audit and Enterprise Risk Services, Technology Industry and U.S. Managing Partner-Venture Capital Services Group. Prior to joining Deloitte & Touche LLP, Mr. Jensen was the Chief Financial Officer of Redleaf Group. Earlier in his career, Mr. Jensen was an executive at Arthur Andersen LLP and served as the Managing Partner of the firm's Silicon Valley Office and leader of the firm's Global Technology Industry Practice. Mr. Jensen has served on the board of directors of 23andMe Holding Co. since October 2024. Mr. Jensen served on the board of directors of a private firm, Exabeam, Inc., from 2022 to 2024, a cybersecurity company offering security analytics. Mr. Jensen served on the board of directors of Unwired Planet, Inc. (formerly Openwave Systems Inc.) from 2012 to 2015, Control4 Corporation from 2015 to 2019 and ForeScout Technologies, Inc. from 2013 to 2020.

Mr. Jensen brings to the Company business experience in a number of advanced technology industry segments and substantial financial expertise. Mr. Jensen has experience in executive management derived from his service as an executive officer, as the managing partner of a significant practice of a major accounting firm and service as a member of a public company board of directors.

James Lederer, 64, has served as a director of the Company since March 2018. Mr. Lederer is an executive with decades of experience leading a preeminent company in the semiconductor industry. He served as an Executive Vice President and Officer of Qualcomm Technologies, Inc., a leading wireless technology company, including the dual Chief Financial Officer & Chief Operating Officer roles for Qualcomm CDMA Technologies (QCT), its semiconductor division, from 2008 until his retirement in January 2014. Prior to that role, he served as Chief Financial Officer of the company's largest segment and additionally held a variety of senior management positions at Qualcomm, Inc., including Senior Vice President, Finance and Business Operations. Prior to joining Qualcomm in 1997, Mr. Lederer held a number of management positions at Motorola, General Motors and Scott Aviation. Mr. Lederer currently serves on the board of directors of Entegris, Inc. He holds a B.S. degree in Business Administration and an M.B.A. from the State University of New York at Buffalo, where he also serves on the Dean's Advisory Council for the School of Management.

Mr. Lederer brings to the Company broad management experience from the global semiconductor, mobile and wireless technology industries, including corporate finance, strategic planning, corporate development and worldwide operations.

D. Jeffrey Richardson, 60, has served as a director since December 2014 and as our Board chair since May 2018**.** Mr. Richardson joined LSI Corporation in 2005 and most recently served as Executive Vice President and Chief Operating Officer until the company's acquisition by Avago Technologies in May 2014. He earlier served as executive vice president of various LSI divisions, including the Semiconductor Solutions Group, Networking and Storage Products Group, Custom Solutions Group and Corporate Planning and Strategy. Before joining LSI, Mr. Richardson held various management positions at Intel Corporation, including Vice President and General Manager of Intel's Server Platforms

Group, and the company's Enterprise Platforms and Services Division. Mr. Richardson's career also includes serving in technical roles at Altera Corporation, Chips and Technologies, and Amdahl Corporation. Mr. Richardson has served on the board of directors of Ambarella Corporation since March 2014, and Kulicke and Soffa Industries, Inc. since May 2020. Mr. Richardson also served on the board of directors of Volterra Corporation from 2011 to 2013 and Graphcore, Ltd from 2021 to 2024.

Mr. Richardson brings to the Company extensive management experience in the advanced technology company environment, including operations, marketing, engineering and strategic transactions.

Elizabeth Schwarting, 61, has served as a director of the Company since March 2023. From October 2015 to October 2024, Ms. Schwarting was the Principal Member of DBS Ventures, LLC. where she served as a consultant and advisor for various audiences relating to the automotive market, including automotive technology (with a special emphasis on ADAS, Automated Driving, Domain Controllers, and Power Electronics for Hybrid and Electric Systems), regulatory trends and business development. From 2009 to 2015, Ms. Schwarting served as Vice President of the Electronic Controls business unit for Delphi Corporation (now Aptiv PLC), an automotive parts company. As a member of the Executive Committee, she led a global team responsible for the Automotive ADAS and Safety Electronics product lines, the Body Electronics and Security product lines as well Power Electronics (for Hybrid and Electric Vehicles). From 1999 to 2009, Ms. Schwarting held several leadership positions at Delphi, including Vice President, Safety Systems, Global Director, Sales and Marketing, and General Motors Global Customer Director. Prior to joining Delphi, Ms. Schwarting held the position of General Manager and Vice President, Strategic Accounts for Eastman Kodak Company within the Consumer Imaging Division. Ms. Schwarting currently serves on the board of directors of Ambarella Corporation.

Ms. Schwarting brings to the Company extensive management experience and knowledge of the automotive industry, a key Company market segment, and governance experience from her service on another public company board.

Ford Tamer, 63, has served as director since joining the Company as President and Chief Executive Officer in September 2024. Prior to joining the Company, Dr. Tamer, served as a Senior Operating Partner of Francisco Partners, a private equity company, which he joined in September 2022. Prior to that, he served as the President and Chief Executive Officer and as a director of Inphi Corporation from February 2012 to April 2021, when it was acquired by Marvell Technology Inc. ("Marvell"). Prior to that, he served as Chief Executive Officer of Telegent Systems, Inc. from June 2010 until August 2011. Prior to joining Telegent, Dr. Tamer was a Partner at Khosla Ventures from September 2007 to April 2010. Dr. Tamer also served as Senior Vice President and General Manager — Infrastructure Networking Group at Broadcom Corporation from June 2002 to September 2007. He served as Chief Executive Officer of Agere Inc. from September 1998 until it was acquired by Lucent Technologies in April 2000, which Lucent then spun out as Agere Systems Inc. in March 2001. Dr. Tamer continued to serve as Vice President of Agere Systems until April 2002. Dr. Tamer served on the board of directors of Marvell from April 2021 until September 2024 and Groq Inc. from December 2021 to December 2024. Dr. Tamer currently serves on the board of directors of Teradyne and has announced he will step down from the Teradyne Board in May 2025. Dr. Tamer holds an M.S. degree and Ph.D. in engineering from Massachusetts Institute of Technology.

Dr. Tamer brings to the Company extensive industry and management experience spanning semiconductors, networking, and enterprise software.

Vote Required

A nominee shall be elected to the Board of Directors if the votes cast "FOR" such nominee's election exceed the votes cast "AGAINST" such nominee's election.

If any nominee fails to receive the requisite vote for the election of directors, then pursuant to our Corporate Governance Policies, the Nominating and Governance Committee shall consider the irrevocable conditional resignation submitted by such nominee. The Nominating and Governance Committee shall recommend to the Board the action to be taken with respect to such conditional resignation, including acceptance or rejection. Within 90 days following certification of the stockholder vote, the Board of Directors will act with respect to such conditional resignation.

Recommendation

The Board recommends that stockholders vote "FOR" each of the nine nominees presented herein.

CORPORATE GOVERNANCE AND OTHER MATTERS

Our Board at a Glance

Our Board comprises a group of highly qualified leaders who bring unique but complementary perspectives to the Company. Through our continuous succession planning process, we seek to maintain a Board with a variety of relevant skills, experiences, and backgrounds, as well as a balanced mix of tenures. Our directors have significant and wide-ranging management experience in areas such as strategy, finance, public company financial reporting, compliance, risk management, and leadership development. Many of our directors also have public company experience serving in senior leadership positions such as chief executive officer, chief operating officer, chief financial officer, or on boards of directors and board committees, and as a result have a deep understanding of corporate governance practices, including risk and management oversight. Additionally, we strive to include directors with experience in our end-user markets and industry.

Director Independence

The Board of Directors has determined that each of our directors and director nominees, except for Mr. Tamer, our President and Chief Executive Officer, is independent within the meaning of the applicable rules and regulations of the SEC and Nasdaq. Furthermore, the Board of Directors has determined that each of the members of each of the committees of the Board of Directors is "independent" under the applicable rules and regulations of the SEC and Nasdaq.

In considering the independence of Mr. Richardson and Mr. Bettinger, it was noted that Mr. Richardson is a director of Kulicke and Soffa Industries, Inc. and Mr. Bettinger is Executive Vice President and Chief Financial Officer at Lam Research Corporation, with each of which the Company has an indirect commercial relationship. During fiscal 2024, the Company's transactions through distribution channels with each of Kulicke and Soffa Industries, Inc. and Lam Research Corporation were in the ordinary course of business and, given the relative sizes of the businesses of Lattice and each of Kulicke and Soffa Industries, Inc. and Lam Research Corporation, it was determined that neither relationship was a "material interest" under applicable SEC and Nasdaq regulations, and were not of a nature that would impair either director's independence.

Board Meetings and Committees

In fiscal 2024, the Board of Directors held a total of eight meetings. The independent directors meet regularly without the presence of management. Mr. Richardson, as Chair of the Board of Directors, leads the meetings of independent directors. Each of our current directors attended over 75% of the total number of meetings of the Board of Directors and over 75% of the total number of meetings of the committees of the Board of Directors on which such director served that were held during their tenure.

Our Board of Directors currently has three primary standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Each of these committees operates under a written charter adopted by the Board of Directors. Copies of each of the committee charters are available on our website, https://www.latticesemi.com, at "About Us—Investor Relations—Corporate Governance."

Audit Committee

The Audit Committee oversees the accounting and financial reporting process and the external audit process of the Company and assists the Board of Directors in the oversight and monitoring of (i) the integrity of the financial statements of the Company, (ii) the internal accounting and financial controls of the Company, (iii) compliance with legal and regulatory requirements including the intersection with the Company's ethics and compliance programs, and (iv) the qualifications, performance and independence of the Company's independent registered public accounting firm and the Company's internal audit function. In this capacity, the Audit Committee is responsible for appointing the independent registered public accounting firm and the audit engagement partner. In addition, the Audit Committee reviews and approves all work performed by the independent registered public accounting firm including the compensation for such services. The Audit Committee annually evaluates the qualifications, independence, and performance of the Company's independent registered public accounting firm including the senior audit engagement team and determines whether to reengage the current accounting firm or consider other audit firms.

The Audit Committee meets regularly with management and with our independent registered public accounting firm, which has access to the Audit Committee without the presence of management representatives. The Audit Committee reviews and discusses with management and the independent auditors the Company's disclosures included in the Company's SEC filings related to environmental, social and governance matters. In addition, the Audit Committee oversees management's enterprise risk management process, including the Company's financial and tax risk exposure, and the Company's cybersecurity policies, controls, procedures, and risk management program.

During fiscal 2024, the Audit Committee was composed of Mr. Jensen (chair), Ms. Abrams, Mr. Bettinger, and Mr. Lederer. The Audit Committee met eight times in fiscal 2024. Our Board of Directors has determined that each of the Audit Committee members meets the financial literacy requirements under applicable Nasdaq rules and that each of the Audit Committee members qualifies as an Audit Committee Financial Expert under applicable SEC rules and as "independent" under the applicable rules and regulations of the SEC and Nasdaq.

Compensation Committee

The Compensation Committee evaluates and, subject to obtaining the agreement of all the independent directors, approves our CEO's compensation, approves the compensation of our other executive officers, and reviews succession planning for the CEO position. The Compensation Committee also administers our equity plans and handles other compensation matters. During fiscal 2024, the Compensation Committee was composed of Mr. Lederer (chair), Mr. Richardson, Ms. Skillern (member until May 3, 2024), Ms. Dallara, and Mr. Forsyth (beginning May 3, 2024). The Compensation Committee met nine times in fiscal 2024. Our Board of Directors has determined that each of the Compensation Committee members qualifies as "independent" under the applicable rules and regulations of the SEC and Nasdaq.

The Compensation Committee annually evaluates and, subject to obtaining the agreement of all the independent directors, approves the CEO's and other executive officers' compensation, including (i) the annual base salary, (ii) the annual variable compensation program, including the specific goals and target award amounts, (iii) equity compensation, (iv) any employment agreement, severance arrangement, or change in control agreement/provision, and (v) any other benefits, compensation, or arrangements. The Compensation Committee reviews, approves, and recommends to the Board, corporate goals and objectives relevant to the compensation of the CEO, evaluates his or her performance in light thereof, and considers other factors related to the performance of the Company, including accomplishment of the Company's long-term business and financial goals. The Compensation Committee consults with the CEO regarding executive officer compensation, including the specific goals established for the other executive officers in connection with the annual variable compensation program. The Compensation Committee is also responsible for monitoring and administering the Company's Compensation Recovery ("Clawback") Policy.

The Compensation Committee also reviews compensation and benefits plans affecting non-executive employees. We have determined our compensation policies and practices for our employees appropriately manage compensation-related risk and are not reasonably likely to present a material risk to the Company. The entire Board of Directors considers strategic risks and opportunities and regularly receives detailed reports from the committees regarding risk oversight in their areas of responsibility. For further information on risk management see "Corporate Governance and Other Matters—Board Risk Oversight."

The Compensation Committee has the authority to retain its own compensation consultants and outside legal, accounting and other advisers at the Company's expense. Such consultants and advisers report directly to the Compensation Committee and the Compensation Committee has the authority to approve the fees payable to such advisers by the Company and other terms of retention. The Compensation Committee does not delegate its authority to such consultants or advisers. Since July 2020, the Compensation Committee has engaged the services of Semler Brossy Consulting Group, LLP ("Semler Brossy"), a compensation consulting firm, and has considered such firm's input in evaluating compensation trends and best practices, identifying peer group companies and benchmarking compensation data and other aspects of administering the Company's executive compensation program and equity compensation programs. Semler Brossy serves at the discretion of the Compensation Committee. There were no conflicts of interest between the Company and Semler Brossy or the Company's legal counsel, Wilson Sonsini Goodrich & Rosati, P.C.

Nominating and Governance Committee

The Nominating and Governance Committee identifies qualified persons to be nominated as director candidates, recommends candidates for all vacant directorships to be filled by the Board of Directors or by the stockholders, reviews and evaluates the performance of the Board of Directors and each committee of the Board of Directors, makes recommendations to the Board of Directors for nominees to the committees of the Board of Directors, and oversees compliance with our corporate governance policies. Each quarter the Nominating and Governance Committee reviews with management the development and disclosure of the Company's Corporate Stewardship and ESG practices and initiatives. The Nominating and Governance Committee coordinates the Board's support of these activities with the Audit and Compensation Committees, and coordinates with management on the periodic presentation of these practices and initiatives to the Board. During fiscal 2024, the Nominating and Governance Committee was composed of Ms. Schwarting (Chair beginning February 2024), Ms. Abrams, Mr. Richardson, and Mr. Forsyth. The Nominating and Governance Committee met six times in fiscal 2024, and held numerous working sessions between meetings as part of the Company's CEO search process. Our Board of Directors has determined that each of the Nominating and Governance Committee members qualifies as "independent" under the applicable rules and regulations of the SEC and Nasdaq.

The Nominating and Governance Committee believes that each of the Company's directors should have certain minimum personal qualifications, including the following:

- professional competence, expertise, and diversity of background that is useful to the Company;

- the desire and ability to serve as a director and to devote the time and energy required to fulfill the responsibilities of the position successfully;

- character, judgment, experience, and temperament appropriate for a director; and

- independence, together with personal and professional honesty and integrity of the highest order.

The Nominating and Governance Committee develops recommendations for Board succession planning, including candidate searches and nominee recommendations, committee structure and composition, and provides input on the design of the Board itself. The Nominating and Governance Committee evaluates candidates for nomination on the basis of their individual qualifications, and also on the basis of how such individuals would provide valuable perspective or fill a need on the Board of Directors. Factors in such determination include:

- the current size and composition of the Board of Directors;

- the independence of the Board of Directors and its committees;

- the presence on the Board of Directors of individuals with expertise in areas useful to the Company;

- the diversity of individuals on the Board of Directors, including their personal characteristics, experiences, and backgrounds;

- the number of other boards on which the candidate serves; and

- such other factors as the committee or the Board of Directors consider significant.

The Nominating and Governance Committee believes that it is necessary for each of the Company's directors to possess many qualities and skills. The Nominating and Governance Committee typically seeks individuals with extensive experience and who bring a broad range of competencies to the role. When searching for new candidates, the Nominating and Governance Committee considers the evolving needs of both the Company and the Board and searches for candidates that fill any current or anticipated future gap. The Board and the Nominating and Governance Committee believe that it is essential that the members of our Board of Directors represent diverse viewpoints, background, and experiences and considers or seeks candidates considering the communities, geographies, and demographics in which we operate. In addition, the Nominating and Governance Committee believes that Board member demographic diversity is important to assure that the Board is representative of our investors, our employees, and our communities. In considering candidates for the Board, the Nominating and Governance Committee considers the entirety of each candidate's credentials in the context of these standards. With respect to the nomination of continuing directors for re-election, an individual's contributions to the Board of Directors are also considered. For further description of the current Board of Directors' qualifications, skills and experiences, please see "Corporate Governance and Other Matters—Director Qualifications, Skills and Experiences."

The Nominating and Governance Committee will consider candidates for our Board of Directors who have been suggested by its members, other members of the Board of Directors, our senior management, individuals personally known to members of our Board, and our stockholders.

From time to time, the Nominating and Governance Committee may solicit proposals for candidates from interested constituencies or may use paid third-party search firms to identify candidates. The Nominating and Governance Committee evaluates candidates in the same manner regardless of how such candidates are brought to the attention of the Nominating and Governance Committee.

Compensation Committee Interlocks and Insider Participation

During fiscal 2024, no interlocking relationships existed between any member of the Board of Directors or Compensation Committee and any member of the board of directors or compensation committee of any other company.

Process for Stockholders to Recommend Candidates for Election to the Board of Directors

Stockholders who wish to submit names of candidates to our Board of Directors for consideration by the Nominating and Governance Committee should do so in writing, addressed to the Nominating and Governance Committee, c/o Secretary, Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124, and should include the following information:

- a statement that the writer is a stockholder and is proposing a candidate for consideration by the Nominating and Governance Committee;

- the name and contact information for the candidate and the stockholder proposing the candidate;

- a statement of the candidate's occupation and background, including education and business experience;

- information regarding each of the factors listed above, sufficient to enable the Nominating and Governance Committee to evaluate the candidate;

- a statement detailing (i) any relationship or understanding between the candidate and the Company, or any customer, supplier, competitor, or affiliate of the Company; and (ii) any relationship or understanding between the candidate and the stockholder proposing the candidate for consideration, or any affiliate of such stockholder; and

- a statement that the candidate is willing to be considered for nomination by the Nominating and Governance Committee and willing to serve as a director if nominated and elected.

Additional information may be requested by the Nominating and Governance Committee as appropriate.

In addition, our bylaws permit stockholders to nominate individuals to stand for election to our Board of Directors at an annual stockholders' meeting. Stockholders wishing to submit nominations must notify us of their intent to do so on or before the date specified under "Stockholder Proposals—Other Stockholder Proposals and Director Nominations." Such notice must include the information specified in our bylaws, a copy of which is available from our corporate secretary upon written request or can be found filed as an exhibit to our Annual Report, available at www.sec.gov, or on our website. In addition to the requirements in our bylaws, in order to comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by the Exchange Act no later than 60 days prior to the anniversary date of the Annual Meeting.

Annual Meeting Attendance

Although we do not have a formal policy regarding attendance by members of the Board of Directors at our annual meetings of stockholders, directors are encouraged to attend. Nine directors attended the 2024 Annual Meeting of Stockholders.

Board Evaluation

The Company is committed to providing transparency regarding our Board and committee evaluation process. The Nominating and Governance Committee Chair leads the Board's self-evaluation process, which may vary year to year but generally requires each director to complete a comprehensive evaluation of the performance and effectiveness of the Board as a whole and each committee on which the director serves, and to provide peer-to-peer feedback for each member of the Board of Directors. The feedback solicited includes: the effectiveness and performance of the Board and committees; Board and committee composition and refreshment; timing, agenda, and content of Board and committee meetings; Board dynamics and function; peer reviews of other members; access to and performance of management; and Board and executive succession planning. The results of the directors' evaluations, supplemented with third-party data, are consolidated and presented to the Nominating and Governance Committee along with areas for enhancement of Board practices. On the basis of the feedback provided during the annual Board and committee evaluation, the Board and each committee determine changes to Board and committee processes and procedures, as appropriate.

Stockholder Communication with the Board of Directors

Stockholders may communicate with the Board of Directors by writing to us c/o Secretary, Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124. Stockholders who would like their submission directed to a member of the Board of Directors may so specify, and the communication will be forwarded, as appropriate.

Stockholder Engagement

The Company maintains an active dialogue with its stockholders to ensure a diversity of perspectives is thoughtfully considered on issues including strategy, risk, succession planning, compensation practices, and a broad range of corporate stewardship matters. As part of its 2024 stockholder outreach, the Company engaged and held meetings with its institutional stockholders representing approximately 45% of shares outstanding to discuss a wide variety of topics. The Nominating and Governance Committee assesses potential updates to our corporate governance practices and policies based on this feedback. To communicate broadly with our stockholders, we also seek to transparently share information relevant to our stockholders through our Investor Relations website, our Annual Report, and this Proxy Statement.

Independent Chair and Board Leadership

The Board's leadership structure consists of an independent chair ("Board Chair"). We separate the positions of Chief Executive Officer ("CEO") and Board Chair in recognition of the differences between the two roles. The Board believes this structure provides independent Board leadership and engagement.

Given that our Chair is an independent director, the Board does not feel the need for a separate "lead independent director," as our independent Chair performs that function. The Board takes its independence seriously and reinforces this standard with eight of the nine director nominees being independent.

Board Risk Oversight

The Board oversees the Company's enterprise risk management processes for assessing and managing enterprise-wide risk, with our Chief Executive Officer and other members of management having responsibility for day-to-day risk management activities and processes, and the committees of the Board being actively involved in overseeing components of our risk management process.

In carrying out this responsibility, the Board has delegated primary responsibility to the Audit Committee for oversight of management's enterprise risk management process. Each quarter, the Audit Committee receives a risk update from management, comprised of a list of major risks faced by the Company and the status of actions intended to mitigate such risks. Throughout the year, and at least annually, the Board and the Audit Committee each review the steps management has taken to monitor and mitigate risks to the Company. The Audit Committee also routinely meets with various Company compliance personnel to obtain periodic assessment of compliance issues facing the Company. The Board or the Audit Committee also requests, when appropriate, that management conduct additional review of, or reporting on, select enterprise risks.

The Compensation Committee oversees risk management as it relates to our compensation policies and practices applicable to all employees. Additionally, the Compensation Committee oversees organizational risks, including leadership succession, talent capacity, capabilities, attraction, retention, and culture and regularly engages with outside advisors to benchmark best practices for compensation program design and effectiveness.

The Nominating and Governance Committee considers potential risks related to the effectiveness of the Board, including succession planning for the Board, committee structure and composition, our overall governance and Board structure and matters related to corporate stewardship and ESG issues.

Cybersecurity Risk Oversight

The Audit Committee requires the Company's management to provide periodic reports regarding the Company's cybersecurity risk management process. The Audit Committee reviews our cybersecurity program and cybersecurity risk management process quarterly, and our Board reviews our cybersecurity program annually. In order to respond to cybersecurity threats and cybersecurity incidents, the Company takes a proactive approach to cybersecurity risk management consisting of administrative, technical, and physical safeguards. Our cybersecurity risk management process is evaluated by internal and external cybersecurity experts, and the material results of those reviews are reported to senior management and the Board and Audit Committee as part of their oversight role. The Company uses enhanced firewalls, cybersecurity monitoring by third-parties, and provides mandatory cybersecurity training to all employees during the year. The Company maintains a zero trust cybersecurity architecture since 2021, and continues to enhance its cybersecurity infrastructure. The Company engages third-party cybersecurity subject matter experts as part of its continuing efforts to evaluate and enhance the effectiveness of its cybersecurity policies and processes. The Company also regularly updates its incident response plan and conducts cybersecurity incident tabletop and red team exercises. The Audit Committee regularly briefs the entire Board on these matters, and the Board also receives periodic briefings on cybersecurity threats in order to enhance our directors' literacy on cyber issues.

Insider Trading Policy and Hedging Policy

The Company has adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of the Company's securities by its directors, officers, employees and other individuals associated with the Company that it believes is designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

The Company's Insider Trading Policy prohibits our directors, officers, employees and certain agents (such as consultants and independent contractors) from engaging in short sales of our securities, transactions in publicly traded options (such as puts and calls) or other derivative securities with respect to our securities, and hedging transactions. These individuals are also prohibited from trading our securities while in possession of material nonpublic information, trading the securities of our customers, suppliers, competitors, potential acquisitions, or partners while in possession of material nonpublic information, holding our securities in margin accounts, and pledging our securities as collateral for loans.

Corporate Stewardship

We conduct our business in ways that are principled, transparent, and accountable to stockholders and other stakeholders. We focus our efforts where we can have the most positive impact on our business and society and are committed to managing the risks and opportunities that arise from stewardship matters. We publish an annual comprehensive Corporate Stewardship Report that details our corporate stewardship and environmental, social, and governance ("ESG") efforts, which is located at https://www.latticesemi.com/About/ESG. Our Corporate Stewardship Report, related materials, and our website are not incorporated by reference in, and are not part of, this Proxy Statement.

Board Oversight of Corporate Stewardship

The Board believes that effective corporate stewardship and sustainable business practices that reduce business risk and advance the long-term goals and objectives of our stakeholders will drive positive results. Starting with our core pursuit of technology and product leadership in low power consumption devices, our corporate stewardship approach spans across our operations, supply chain, and external engagement. The Board has assigned primary oversight of the Company's Corporate Stewardship efforts, to the Nominating and Governance Committee, which is reflected in its committee charter. The Nominating and Governance Committee coordinates corporate stewardship oversight activities with the Audit Committee and Compensation Committee of the Board of Directors. The Audit Committee is responsible for reviewing with management and the internal and independent auditors any required ESG disclosures included within the Company's SEC filings, and the adequacy of applicable internal controls related to such disclosures. The Compensation Committee reviews with management certain corporate stewardship matters relating to the Company's workforce and the tying of executive compensation to the successful completion of corporate stewardship initiatives. The Company's Corporate Stewardship Steering Committee, which is comprised of the Chief Financial Officer, Senior Vice President of Global Human Resources, Senior Vice President of Global Operations & Quality, the General Counsel, and the Senior Vice President and Chief Strategy & Marketing Officer, leads the Company's Corporate Stewardship efforts. On a quarterly basis, senior management reports on key corporate stewardship activities to the Nominating and Governance Committee. The Nominating and Governance Committee coordinates with senior management on the periodic presentation of corporate stewardship practices and initiatives to the Board.

Corporate Stewardship Governance Structure

Board of Directors
Nominating and Governance, Audit, and Compensation Committees
CEO & Executive Leadership Team
Steering Committee

SVP, Global Human Resources	Chief Financial Officer	SVP, Global Operations & Quality	General Counsel	SVP, Chief Strategy & Marketing Officer
Social	*Environmental*	*Environmental & Social*	*Governance*	*Governance*
▪ Employee Engagement ▪ Compensation ▪ Talent Acquisition ▪ Training & Development ▪ Giving & Volunteering	▪ Facilities ▪ Energy Consumption ▪ GHG Emissions ▪ Health & Safety	▪ Supply Chain ▪ Vendor/Supplier Management ▪ ISO 14001 Environmental Management System (EMS)	▪ Legal ▪ Compliance ▪ Shareholder Rights and Engagement ▪ SEC Disclosure	▪ Transparency & Communications ▪ Corporate Stewardship Report

Environmental, Social, and Governance Highlights

Environmental

We believe that a commitment to environmental stewardship and sustainable natural resource consumption benefits us and our stakeholders. As the low power programmable leader in power efficient, long-lifespan programmable products, sustainability is a core guiding principle for our product innovation. Our products help customers achieve designs with lower energy consumption, less waste due to our product longevity, and more compact footprints. In furtherance of our environmental initiatives, we focus on product sustainability, operational excellence, and supply chain management. With innovative process technology and design, we seek to enhance sustainability through the products we provide to our customers. Additionally, we continue assessing climate risks and opportunities and broaden disclosures where applicable. As part of our environmental focus, among other things:

▪ We develop energy-efficient products that are lower power than our competitors and conduct business using sound environmental practices.

▪ We partner with companies in our supply chain that are leaders in ESG and we commit to ensuring that these companies comply with global standards and maintain appropriate certifications.

▪ We are committed to greenhouse gas emissions reductions and actively monitor our greenhouse gas emissions, and we committed to reducing our greenhouse gas emissions by 90% from 2023 estimated levels by 2030.

- We maintain ISO 14001 EMS certification, which demonstrates our commitment to meeting the core set of standards in our design and implementation of our environmental management system and to help improve our environmental performance through more efficient use of resources and reduction of waste.

Social

Across our global workforce we foster a collaborative, inclusive, and innovative work environment, and invest in giving back to our local communities. In furtherance of our social initiatives, we focus on our people, the communities in which we operate, and our corporate culture. We believe that good connections with our customers and our people lead to positive results for us. We work to do business consistent with our core values and seek to provide a workplace where each employee feels empowered to do so as well. We believe aspiring to better connections both in and out of the workplace has empowered us to better retain our employees and serve our communities. As part of our social focus, among other things:

- We ensure our corporate values guide how we work, and endeavor to foster a work environment where everyone feels respected, is empowered to make decisions, sees the impact of their work on our overall success and that of our customers, and where the health, safety, and well-being of our employees and their families is important.

- We apply a pay for performance compensation program that includes annual merit increases; a variable compensation corporate incentive plan based on Company financial performance, the achievement of management business objectives, and individual performance; provide annual equity grants to more than 90% of our employees, and offer participation on our 2012 Employee Stock Purchase Plan.

- We maintain our Human Rights Policy reflecting our belief in universal human rights principles.

- We ensure our employment practices are guided by the tenets of the Responsible Business Alliance Code of Conduct, which prescribes fair labor practices and prohibits forced labor, child labor, and other inappropriate practices.

- We prioritize maintaining our strong employee culture through open communication with our employees with annual performance reviews, and regular newsletters, town halls, surveys, and the active collection of feedback from our employees. Our 2024 Employee Survey had a favorable employee engagement score of 79%, which was 38% higher than the industry benchmark.

Governance

We believe that we should govern ourselves in a way that encourages employees at every level to do it right, the first time. We pursue this commitment through focusing on our governance principles, ethical standards, continuous improvement, and by striving to be connected to industry practices and our stockholders. Through both formal governance practices and informal commitments to ethical culture, we believe we can operate a company that better serves its stakeholders. We hold our employees, officers, and Board members to the highest standards and expect accountable transparency and integrity in all we do. Our Board is committed to representing the interests of all our stakeholders and is held to a strict set of principles that align with governance best practices. In 2024, we continued our journey to embed corporate stewardship and ESG policies and practices into our strategic operations and risk management activities. We also engaged directly with investors, analysts, and customer stewardship teams on relevant topics. As part of our governance focus, among other things:

- We are committed to integrity and transparency.

- We value our stockholders' governance views and seek to solicit governance feedback from our shareholders every year.

- We regularly measure our practices against the recommendations of Institutional Shareholder Services, Glass-Lewis, the BlackRock Investment Stewardship Guidelines, and the governance recommendations of other institutional investors.

- We operate in our stakeholders' interests and follow applicable laws and best practices for governance.

Director Qualifications, Skills, and Experience

The Nominating and Governance Committee has determined that it is important for an effective Board to have directors with a balance of qualifications, skills, and experience. In addition to the periodic education provided to directors during meetings on topics identified by the Nominating and Governance Committee, all members of our Board have the opportunity to attend external director education programs to assist them in remaining current with best practices and developments in corporate governance, as well as enhance their skills relevant to the Company. The table below sets forth certain qualifications, skills, and experience of our non-employee director nominees.

Skills	Robin Abrams	Douglas Bettinger	Que Thanh Dallara	John Forsyth	Mark Jensen	James Lederer	D. Jeffrey Richardson	Elizabeth Schwarting
Industry-related skills								
FPGA Industry Experience		■					■	
Semiconductor Technology/Ecosystem	■	■		■	■	■	■	■
International Business Experience – Asia	■	■	■	■		■	■	■
International Business Experience – Europe	■		■	■		■	■	■
Domestic Business Experience – North America	■	■	■	■	■	■	■	■
Customer Segments								
Communications		■	■	■		■	■	
Data Centers/Cloud		■	■				■	
Industrial	■	■	■			■	■	
Consumer	■	■	■	■		■	■	■
Automotive			■	■		■		■
Trends in Customers-Facing Technologies								
Software	■		■	■	■	■		■
Edge Computing			■	■		■		
AI/ML/MLI		■	■	■				■
General Business Skills								
Human Resource Management and Compensation		■	■	■	■	■	■	
Product Development Management and Compensation	■		■	■		■	■	■
Sales & Distribution	■		■	■		■	■	■
Supply Chain & Manufacturing		■	■	■		■	■	■
IT/CIO/Cybersecurity	■	■	■	■	■	■		
Investor/Banking	■	■	■	■		■		
Public Company Experience	■	■	■	■	■	■	■	■
Board and Committee Governance	■		■	■	■	■	■	■
Financial Literacy	■	■	■	■	■	■	■	■
Mergers & Acquisitions/Organizational Change	■	■	■	■	■	■	■	■
Strategy Development	■	■	■	■		■	■	■
Executive level responsibility for Company Growth ("recent enough")		■	■	■		■	■	■

Board Demographics

The Nominating and Governance Committee of the Board of Directors is committed to continuing to identify, recruit, and retain highly qualified directors and director candidates with diverse experiences, tenures, perspectives, and backgrounds to join and remain on our Board of Directors. The independent director nominees and their demographics for our 2025 Annual Meeting are the same as set forth in our 2024 Proxy Statement, provided their age and tenure have advanced one year. The graphics below summarize the age, tenure, independence, and gender of our director nominees as of the Annual Meeting date.



Age

3
4
2
50s
60s
70s

Average Age: 62

Tenure

5
1
3
0-4 yrs
5-10 yrs
11+ yrs

Average Tenure: 6 years

Independence

89%
Independent
Independent
Not Independent

8 of 9 director nominees are independent

Gender

33%
Women
Women
Men

3 of 9 director nominees are women

DIRECTOR COMPENSATION

Director Compensation Table

The following table sets forth information concerning compensation of our non-employee directors for fiscal 2024.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)	Total ($)
Richardson, D. Jeffrey	130,000	189,988[2]	319,988
Abrams, Robin	76,250	189,988[3]	266,238
Bettinger, Douglas	70,000	189,988[4]	259,988
Dallara, Que Thanh	70,000	189,988[5]	259,988
Forsyth, John	71,667	189,988[6]	261,655
Jensen, Mark	90,000	189,988[7]	279,988
Lederer, James	95,000	189,988[8]	284,988
Schwarting, Elizabeth	73,750	189,988[9]	263,738
Skillern, Raejeanne[10]	23,333	—[10]	23,333

(1) The chart below summarizes the gross cash amounts earned by non-employee directors for service during fiscal 2024 on the Board and its committees:

Name	Annual Board Service ($)†	Audit Committee ($)	Compensation Committee ($)	NG Committee ($)	Total ($)
Richardson, D. Jeffrey	115,000	—	10,000	5,000	130,000
Abrams, Robin	60,000	10,000	—	6,250	76,250
Bettinger, Douglas	60,000	10,000	—	—	70,000
Dallara, Que	60,000	—	10,000	—	70,000
Forsyth, John	60,000	—	6,667	5,000	71,667
Jensen, Mark	60,000	30,000	—	—	90,000
Lederer, James	60,000	10,000	25,000	—	95,000
Schwarting, Elizabeth	60,000	—	—	13,750	73,750
Skillern, Raejeanne	20,000	—	3,333	—	23,333

† Reflects pro-rata amounts for Board service and service on the respective committees during the year.

(2) The aggregate number of shares underlying unvested stock awards held by Mr. Richardson on December 28, 2024 was 2,671.

(3) The aggregate number of shares underlying unvested stock awards held by Ms. Abrams on December 28, 2024 was 2,671.

(4) The aggregate number of shares underlying unvested stock awards held by Mr. Bettinger on December 28, 2024 was 2,671.

(5) The aggregate number of shares underlying unvested stock awards held by Ms. Dallara on December 28, 2024 was 2,671.

(6) The aggregate number of shares underlying unvested stock awards held by Mr. Forsyth on December 28, 2024 was 2,671.

(7) The aggregate number of shares underlying unvested stock awards held by Mr. Jensen on December 28, 2024 was 2,671.
(8) The aggregate number of shares underlying unvested stock awards held by Mr. Lederer on December 28, 2024 was 2,671.
(9) The aggregate number of shares underlying unvested stock awards held by Ms. Schwarting on December 28, 2024 was 2,671.
(10) There were no shares underlying unvested stock awards held by Ms. Skillern on December 28, 2024. Ms. Skillern did not stand for reelection at our 2024 Annual Meeting. On May 3, 2024, the Board of Directors approved the accelerated vesting of 2,246 of Ms. Skillern's unvested stock awards that were scheduled to vest on May 8, 2024 such that they vested on May 3, 2024.

Narrative Discussion to Director Compensation Table

The Company compensates its non-employee directors with cash retainers and equity grants. The cash retainers are comprised of annual retainers for service on the Board of Directors and its standing committees. In 2024, non-employee directors received a cash retainer of $60,000 per year for service on the Board of Directors, the Board Chair received an additional annual retainer of $55,000, and the chairs of the Audit Committee, Compensation Committee, and Nominating and Governance Committee received additional annual retainers of $20,000, $15,000, and $10,000, respectively. Committee members received additional annual retainers of $10,000 for the Audit and Compensation Committees, and $5,000 for the Nominating and Governance Committee. Directors received an RSU award following the annual meeting of stockholders for a number of shares of common stock determined by dividing $190,000 by the fair market value of a share of the common stock on the grant date ("Annual RSU Grant"), which vests and become payable with respect to 100% of the RSUs on the first anniversary of the grant date, provided that the director continues to serve as a director on such dates. If a non-employee director's initial appointment to the Board is on a date other than the date of the Annual Meeting of Stockholders, on the 30th day following the date of that non-employee director's appointment, he or she receives a prorated Annual RSU Grant equivalent to the Annual RSU Grant multiplied by a fraction with (i) the numerator equal to 12 minus the number of months completed since the Company's last annual meeting of stockholders on the effective date of the non-employee director's appointment, and (ii) the denominator equal to 12. In the event of a change in control, unvested RSUs and options held by our non-employee directors generally become vested and exercisable or payable in full effective immediately prior to the change in control. No non-employee director may be paid compensation for service as a non-employee director that, in the aggregate, exceeds $500,000 per fiscal year, increased to $750,000 for the fiscal year in which a non-employee director joins the Board of Directors as a non-employee director. Any equity awards or other compensation paid or provided to an individual for his or her services as an employee or consultant (other than as a non-employee director), will not count for purposes of these limits.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has approved the appointment of Ernst & Young LLP ("EY") to act as our independent registered public accounting firm for the fiscal year ending January 3, 2026. Although ratification is not legally required, we are asking stockholders to ratify the appointment of EY as our independent registered public accounting firm for our current fiscal year in the interest of good corporate governance.

Representatives of EY have been invited and are expected to attend the Annual Meeting, will be given the opportunity to make a statement if they wish to do so, and are expected to be available to respond to appropriate questions.

Audit and Related Fees

Under its charter, the Audit Committee reviews and preapproves all audit and permissible non-audit services performed by our independent registered public accounting firm. The Audit Committee reviewed and preapproved the proposed fees to be charged by EY for audit and permissible non-audit services and ratified any increase in fees resulting from an increase in the scope of work to be performed. In its review of non-audit services, the Audit Committee considered whether the provision of such services was compatible with maintaining the independence of EY. The following table sets forth the fees for professional audit services rendered by EY for the audit of the Company's annual financial statements for fiscal years 2024 and 2023, and fees billed for other services rendered by EY during those periods.

	2024	2023
Audit fees[1]	$3,003,870	$2,648,000
Tax fees[2]	$263,595	$315,213
All other fees[3]	$488,500	$25,000
Total	$3,755,965	$2,988,213

(1) This category includes fees for the audit of the annual financial statements included in our Annual Report on Form 10-K, review of the quarterly financial statements included in our quarterly reports on Form 10-Q, audit of our internal controls, issuance of consents and assistance with and review of documents filed with the SEC, and for statutory audits of certain of our international subsidiaries.
(2) This category includes fees billed for tax compliance, tax planning and tax advice.
(3) This category includes fees billed for S-8 registration due diligence services and strategic transaction analysis services.

Preapproval of Audit and Non-Audit Services

The Audit Committee reviews and approves in advance all audit and non-audit services provided by the Company's independent registered public accounting firm (or subsequently approves non-audit services in those circumstances where a subsequent approval is necessary and permissible). In this regard, the Audit Committee has the sole authority to approve the retention and termination of the independent registered public accounting firm, and to determine all audit and non-audit engagement fees and terms with the independent registered public accounting firm.

The Audit Committee appoints the independent registered public accounting firm annually. Before appointing EY as our independent registered public accounting firm for the fiscal year ending January 3, 2026, the Audit Committee carefully considered that firm's qualifications and performance during fiscal 2024.

Vote Required

The proposal to ratify the appointment of EY requires the affirmative vote of the holders of a majority of the voting power of our capital stock present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting. If the appointment of EY is not ratified, the Audit Committee will take the vote under advisement in evaluating whether to retain EY.

Recommendation

The Board of Directors recommends that the stockholders vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 3, 2026.

PROPOSAL THREE
ADVISORY VOTE TO APPROVE, ON A NON-BINDING, ADVISORY BASIS, NAMED EXECUTIVE OFFICER COMPENSATION

We are asking stockholders to approve a non-binding advisory resolution on the Named Executive Officers' compensation as disclosed in this Proxy Statement. As described below in the "Executive Compensation—Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation Committee believes that we should make our executive compensation arrangements and practices clear and transparent to stockholders. The Compensation Committee endeavors to align our executives' interests with those of our stockholders, to attract, motivate and retain highly qualified executives, and to provide our executive team with additional compensation when they achieve superior financial results. The Compensation Committee and the Board of Directors believe that the compensation policies and procedures articulated in the "Compensation Discussion and Analysis" section of this Proxy Statement are effective in achieving our goals.

We urge stockholders to read the "Executive Compensation" section of this Proxy Statement including the "Compensation Discussion and Analysis" that discusses our Named Executive Officers' compensation for fiscal 2024 in more detail, as well as the Summary Compensation Table and other related compensation tables, notes and narrative, which provide detailed information on the compensation of our Named Executive Officers.

In accordance with Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as a matter of good corporate governance, we are asking stockholders to approve the following resolution at the Annual Meeting:

RESOLVED, that the stockholders of Lattice Semiconductor Corporation (the "Company") approve, on a non-binding advisory basis, the compensation of the Named Executive Officers as disclosed in the proxy statement for the Company's 2025 Annual Meeting of Stockholders.

Although this proposal, commonly referred to as a "say-on-pay" vote, is an advisory vote that will not be binding on the Board of Directors or the Compensation Committee, the Board of Directors and the Compensation Committee will consider the results of this advisory vote when making future decisions regarding our Named Executive Officer compensation programs. Stockholders have an opportunity to cast such an advisory vote annually, therefore, your next opportunity to do so will be at the 2026 Annual Meeting of Stockholders.

Vote Required

Advisory Vote to Approve Named Executive Officers Compensation. Approval of the non-binding, advisory vote on the compensation of the Named Executive Officers requires the affirmative vote of the holders of a majority of the voting power of our capital stock present in person or represented by proxy and entitled to vote on the subject matter at the Annual Meeting. The Board of Directors will consider the outcome of the vote when making future decisions regarding the compensation of the Named Executive Officers. You may vote "FOR," "AGAINST," or "ABSTAIN" on the proposal to approve the compensation of the Named Executive Officers.

Recommendation

The Board of Directors recommends that stockholders vote "FOR" the approval, on a non-binding, advisory basis of our Named Executive Officers' compensation disclosed in this Proxy Statement.

EXECUTIVE COMPENSATION

Leadership Transitions Driving the Next Phase of Growth

During 2024 and through the first quarter of 2025, the Company transitioned several key leadership positions resulting in a strengthened Executive Leadership Team. The new leadership team benefits from the knowledge and experience of those leaders that drove the Company's strategic transformation during the past six years, while bringing new leaders with extensive experience developing and growing successful companies within the semiconductor industry. During this transition period, the Board of Directors and the Compensation Committee were determined to identify and attract additional talented leaders while retaining many of our exceptional leadership team members. To achieve these goals, the Board of Directors and Compensation Committee took certain special compensation actions in fiscal 2024, including the development of a new hire compensation package to attract our new CEO, and providing equity awards to our Named Executive Officers to enhance holding power. See *Fiscal 2024 Executive Compensation Highlights* for more information.

Effective June 3, 2024, James Anderson resigned as the Company's President, Chief Executive Officer and Director, and the Company appointed Esam Elashmawi, Chief Marketing and Strategy Officer, as the Interim Chief Executive Officer, in addition to his existing position at the Company. Since joining the Company in 2018, Mr. Elashmawi has been instrumental in executing the strategies that have led to rapid product portfolio expansion and the launch of multiple new hardware and software solutions.

Following a rigorous and extensive search, the Board of Directors appointed Ford Tamer as our President, Chief Executive Officer, and Board member effective September 16, 2024. Mr. Tamer brings to the Company extensive industry experience and leadership spanning semiconductors, networking, and enterprise software. He is a dynamic and transformative CEO, with a proven track record of operational excellence and driving growth. Following Mr. Tamer's appointment, Mr. Elashmawi continues to serve as our Senior Vice President, Chief Strategy and Marketing Officer, providing continuity and stability to the Company.

Effective October 10, 2024, Sherri Luther resigned as the Company's Chief Financial Officer, and the Board of Directors appointed Tonya Stevens, Corporate Vice President, Corporate Controller, as Interim Chief Financial Officer, in addition to her existing position at the Company. During Ms. Stevens' six years at the Company, she has driven initiatives that helped the Company optimize its operations and strengthen its financial foundation.

Effective February 10, 2025, the Company announced the appointment of Lorenzo Flores as Senior Vice President, Chief Financial Officer. Mr. Flores has more than 30 years of semiconductor and financial leadership experience driving all aspects of financial planning and operations, reporting, accounting, treasury, tax, mergers and acquisitions, government affairs, and investor relations, including as CFO of Intel Foundry, Xilinx, and UXComm. Concurrently with Mr. Flores' appointment on February 10, 2025, Ms. Stevens was appointed as Corporate Vice President, Chief Accounting Officer, and continues to serve as the Company's principal accounting officer.

Effective February 10, 2025, the Company also announced the retirement of Mark Nelson, Senior Vice President, Worldwide Sales, along with the promotion of Erhaan Shaikh to Senior Vice President, Worldwide Sales. Mr. Shaikh has more than 35 years of technology industry experience spanning sales, marketing, and engineering. Since joining Lattice in 2020, his leadership has transformed the company's worldwide distribution and channel strategy, pricing policy, and customer supply management, and helped deepen the company's customer and partner relationships. Before joining Lattice, Mr. Shaikh was Senior Vice President, Sales and Marketing at Fungible (acquired by Microsoft).

Prior to that, he spent 15 years at Intel/Altera in several sales engineering, regional, and business unit executive leadership roles, in addition to previous roles at Synplicity, Xilinx, and Wyle Electronics.

The Board of Directors and the Compensation Committee are confident that the newly formed Executive Leadership Team has the necessary skills and experience to drive the Company's next phase of growth.

Executive Officers

The following individuals currently serve as our executive officers[1]:

Name	Age	Office Held
Ford Tamer	63	President and Chief Executive Officer
Lorenzo Flores	60	Senior Vice President, Chief Financial Officer
Pravin Desale	55	Senior Vice President, Research and Development
Esam Elashmawi	56	Senior Vice President, Chief Strategy and Marketing Officer
Tracy Feanny	51	Senior Vice President, General Counsel, and Secretary
Erhaan Shaikh	57	Senior Vice President, Worldwide Sales
Tonya Stevens	53	Corporate Vice President, Chief Accounting Officer

(1) Upon the departure of our former CEO, James Anderson, Esam Elashmawi was appointed to serve as Interim CEO. Upon the hiring of our current CEO, Ford Tamer, Mr. Elashmawi returned to his prior position. Upon the departure of our former CFO, Sherri Luther, Tonya Stevens was appointed to serve as Interim CFO. Upon the hiring of our current CFO, Lorenzo Flores, Ms. Stevens was appointed Chief Accounting Officer. Erhaan Shaikh was promoted to the role of Senior Vice President, Worldwide Sales, as a result of Mark Nelson's retirement.

Ford Tamer, 63, joined the Company in September 2024 and serves as the President and Chief Executive Officer, and as a member of the Board of Directors. Prior to joining the Company, Mr. Tamer held a broad range of senior leadership positions in the technology space, including serving as a Senior Operating Partner of Francisco Partners, a private equity company, from September 2022 to September 2024; President and CEO and as a director of Inphi Corporation from February 2012 to April 2021 (until it was acquired by Marvel Technology); CEO of Telegent Systems from June 2010 to August 2011; Partner at Khosla Ventures from September 2007 to April 2010; Senior Vice President and General Manager — Infrastructure Networking Group at Broadcom Corporation from June 2002 to September 2007; and CEO of Agere Inc. until it was acquired by Lucent Technologies and subsequently spun out as Agere Systems, after which he continued to serve as Vice President of Agere Systems.

Lorenzo Flores, 60, joined the Company in February 2025 and serves as Senior Vice President, Chief Financial Officer. Prior to joining the Company, Mr. Flores served as the Chief Financial Officer of Intel Foundry at Intel Corporation, which he joined in April 2024. Prior to that, he served as Vice Chairman of KIOXIA Holdings Corporation, a computer memory manufacturer, from November 2019 to March 2024. Prior to that, he served in several roles for Xilinx, Inc., a semiconductor design and development company, most recently as Chief Financial Officer from May 2016 to November 2019. He also held a variety of other roles at UXComm, Intel Corporation, and Cognizant Technology Solutions, amongst others, throughout his career. Since September 2021, Mr. Flores serves as a member of the board of directors of BlackRock Fixed Income Complex.

Pravin Desale, 55, joined the Company in September 2023 and serves as Senior Vice President of Research and Development. Prior to joining the Company, Mr. Desale served as Senior Vice President of IoT Engineering at Semtech Technologies from January 2023 to September 2023. Prior to Semtech's acquisition of Sierra Wireless, he was the Senior Vice President of Engineering at Sierra Wireless from November 2021 to January 2023, where he was responsible for all hardware and software development. Prior to his time at Semtech/Sierra Wireless, he held senior technical leadership roles at Veritas Technologies from June 2019 to October 2021, Seagate from May 2014 to June 2019, and LSI Corporation from March 2005 to May 2014.

Esam Elashmawi, 56, joined the Company in September 2018 and serves as Senior Vice President, Chief Strategy and Marketing Officer, and for a period in 2024 served as our Interim Chief Executive Officer before returning to his current position. Prior to joining the Company, Mr. Elashmawi served as Senior Vice President and General Manager at Microsemi Corporation. Mr. Elashmawi previously served as Vice President of Product Development at Actel Corporation, which Microsemi Corporation acquired in 2010. Earlier in his career, Mr. Elashmawi co-founded SiliconExpert Technologies, a component management software company, which was acquired by Arrow Electronics.

Tracy Feanny, 51, joined the Company in November 2021 and serves as Senior Vice President, General Counsel, and Secretary. Prior to joining the Company, Ms. Feanny held various positions at National Instruments Corporation from September 2012 to November 2021, including Vice President, Deputy General Counsel, and Assistant Secretary. Prior to her time at National Instruments, Ms. Feanny served in various positions at Amazon Web Services and Dell Technologies.

Erhaan Shaikh, 57, joined the Company in October 2020 and serves as Senior Vice President, Worldwide Sales. Prior to joining the Company, Mr. Shaikh served as the Senior Vice President, Sales & Marketing of Fungible, Inc. from May 2018 to October 2020. Prior to that Mr. Shaikh served at Intel Corporation as Vice President & General Manager of the Programable Solutions Group's Auto, Military & Embedded Division. Mr. Shaikh also served in various leadership roles at Altera Corporation supporting Altera's Infrastructure Division, Asia Pacific Sales Organization, and Field Applications Engineering Organization. Prior to joining Altera, Mr. Shaikh was the European Managing Director for Simplicity Inc., and a Sales Manager for Xilinx, Inc.

Tonya Stevens, 53, joined the Company in May 2019 and serves as Corporate Vice President, Chief Accounting Officer. Ms. Stevens served as Interim CFO from October 10, 2024 until February 9, 2025. While at the Company, Ms. Stevens has led key strategic transformations that helped the Company optimize its operations and strengthen its financial foundation. Prior to joining the Company, Ms. Stevens held finance leadership roles at a variety of companies, including Intel Corp. and PricewaterhouseCoopers LLP.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis describes the compensation program for our Named Executive Officers, and includes persons who served in the following officer capacities as of the end of, or during, our fiscal year ending December 28, 2024 ("fiscal 2024"): Principal Executive Officer, Principal Financial Officer, and the next three most highly compensated executive officers. Our Named Executive Officers for fiscal 2024 were:

Named Executive Officer	Office Held
Ford Tamer	President and Chief Executive Officer[1] (from September 16, 2024 to Present)
Esam Elashmawi	Interim Chief Executive Officer[2] (from June 3, 2024 to September 15, 2024) Senior Vice President, Chief Strategy and Marketing Officer
Tonya Stevens	Interim Chief Financial Officer[3] (from October 10, 2024 to February 9, 2025) Corporate Vice President, Chief Accounting Officer
Pravin Desale	Senior Vice President, Research and Development
Tracy Feanny	Senior Vice President, General Counsel, and Secretary
Mark Nelson	Senior Vice President, Worldwide Sales[4] (through February 10, 2025)
James Anderson	Former President and Chief Executive Officer[5] (through June 3, 2024)
Sherri Luther	Former Senior Vice President and Chief Financial Officer[6] (through October 10, 2024)

(1) Mr. Tamer was appointed as our President and CEO, and a Director on September 16, 2024.
(2) Mr. Elashmawi was appointed Interim Chief Executive Officer on June 3, 2024 and served in this position through September 15, 2024.
(3) Ms. Stevens was appointed Interim Chief Financial Officer on October 11, 2024 and served in this position through February 9, 2025.
(4) Mr. Nelson voluntarily stepped down from his executive officer position, effective February 10, 2025.
(5) Mr. Anderson served as President and Chief Executive Officer, and was a Director, through June 3, 2024, at which time his employment with the Company terminated.
(6) Ms. Luther served as Senior Vice President, Chief Financial Officer through October 10, 2024, at which time her employment with the Company terminated.

This Compensation Discussion and Analysis describes the material elements of our executive compensation program during fiscal 2024. It also provides an overview of our executive compensation philosophy, core principles, and objectives. Finally, it analyzes how and why the Compensation Committee arrived at the specific compensation determinations for our Named Executive Officers for fiscal 2024, including the key factors that the Compensation Committee considered in deciding or making recommendations to our Board of Directors with respect to their compensation.

Executive Summary

Who We Are

We develop technologies that we monetize through differentiated programmable logic semiconductor products, system solutions, design services and licenses. We are the low power programmable leader. We solve customer problems across the network, from the Edge to the Cloud, in growing communications, computing, industrial, automotive and consumer markets. Our technology, long-standing relationships, and commitment to world-class support enable our customers to create a smart, secure, and connected world.

Fiscal 2024 Business Highlights

- Revenue of our new products, including Nexus and Avant, grew double-digits in 2024 compared to 2023, with a record number of new design wins;

- Maintained strong gross margin on a generally accepted accounting principles ("GAAP") and non-GAAP basis year over year;

- Undertook actions to significantly reduce our operating expenses;

- Extended Repurchase Program: Authorized the repurchase of up to an additional $100 million of outstanding common stock through the end of December 2025, and repurchased approximately 6 million shares since the fourth quarter of 2020 thereby reducing dilution by more than 4.3%;

- Continued to record strong net cash flow from operations, and maintained zero outstanding debt;

- Extended Avant Product Portfolio: The Lattice Avant™ 30 and Avant™ 50 offer new capacity and package options for customers to enable edge optimized and advanced connectivity applications development. These devices provide customers more options for connectivity, functional capacity, and features;

- New Small FPGA Platform: The new Lattice Nexus™ 2 small FPGA platform combines connectivity advancements, power and performance optimizations, and leading security and reliability capabilities to meet the growing demand for edge applications requiring efficient processing, bridging, and control capabilities;

- Increased Software Solutions offerings: Lattice launched four new solution stack updates in edge AI with Lattice sensAI™, embedded vision with Lattice mVision™, factory automation with Lattice Automate™, and automotive designs with Lattice Drive™. These updates include improved performance with enhanced application-specific features and expanded IP, demo, and reference designs, and follow the introduction earlier this year of an enhanced version of the award-winning Lattice ORAN™ solution stack;

- Enhanced FPGA Design Tool: Lattice announced new versions of the award-winning Lattice Radiant™ and Lattice Propel™ software tools that support the new Lattice Nexus 2 FPGA platform, Lattice Certus-N2 FPGA family, and Lattice Avant devices. New features include RISC-V® variants and improved debug, power calculation, and an advanced design automation flow solution with expanded functional safety and reliability capabilities; and

- Hosted our annual Lattice Developers Conference with over 6,000 registrants and over 90 technology demonstrations for applications including edge AI, automation and robotics, datacenter security, ADAS, and telecom, with featured customer speakers, including Dell, Ericsson, Microsoft, MKS, SICK, and Teledyne FLIR.

Fiscal 2024 Executive Compensation Highlights

As described above, the Company experienced a leadership transition beginning in 2024. As a result of this significant and impactful change in the executive leadership team, the Board of Directors and Compensation Committee took certain special compensation actions. These actions included developing a new hire compensation package for our new CEO, and approving equity award grants to our Named Executive Officers to support executive stability during the transition period and align compensation to our long-term growth strategies. The Board of Directors is confident that our current management team is the right group to position the Company for continued strong, sustainable growth. Details on these arrangements and programs can be found in this CD&A.

Consistent with our performance and compensation objectives, the Compensation Committee (and, in the case of our CEO, the independent members of our Board of Directors upon the recommendation of the Compensation Committee and advice of our independent compensation consultant) took the following actions relating to the compensation of our Named Executive Officers for fiscal 2024, summarized here and presented in detailed tabular format within this CD&A:

Annual Compensation Review

- **Base Salary —** Approved the annual base salary of our new CEO and approved annual base salary increases for our other Named Executive Officers based on market alignment. See *Compensation Elements – Base Salary* in this CD&A.

- **Short-Term Corporate Incentive Awards —** Determined that the minimum performance thresholds for payment under our annual Corporate Incentive Plan were not met, resulting in 0% achievement for our Named Executive Officer's target annual incentive award opportunity. See *Compensation Elements – Annual Corporate Incentive Compensation* in this CD&A.

- **Long-Term Incentive Compensation Awards —** Excluding our new CEO, whose new-hire long-term incentive equity awards are discussed below, we granted time-based RSU awards that may be settled for shares of our common stock with aggregate values between $500,000 and $5,000,000 for our Named Executive Officers; and granted performance-based RSU awards ("PRSU") with aggregate target values between $800,000 and $8,100,000 for our Named Executive Officers, excluding Ms. Stevens. See *Compensation Elements – Long-Term Incentive Compensation* in this CD&A.

Additional Compensation Actions in Fiscal 2024

Compensation Related to the Appointment of Mr. Tamer as President and CEO.

Effective September 16, 2024, the Board of Directors appointed Mr. Tamer as our President and CEO. In determining the CEO new hire compensation to recommend to the Board of Directors, the Compensation Committee considered Mr. Tamer's experience and expected contributions to the Company, the advice of its independent compensation consultant, market data, peer benchmarking, and other factors. The Board of Directors and Compensation Committee provided Mr. Tamer with a compensation package where 99% of Mr. Tamer's total new-hire compensation is considered variable and at risk, with a substantial majority being performance-based. Further, Mr. Tamer's new-hire compensation addressed both Mr. Tamer's prorated fiscal 2024 and fiscal 2025 equity compensation. As such, it currently is expected that no additional equity awards will be granted to Mr. Tamer prior to 2026.

The key elements of Mr. Tamer's prorated fiscal 2024 and fiscal 2025 compensation include base salary, participation in our Corporate Incentive Plan, long-term incentive awards in the form of restricted stock awards ("RSAs") subject to time-based vesting and PRSUs, and a sign-on award in the form of time-based RSAs and PRSUs in part to recognize equity awards that Mr. Tamer forfeited from his prior employer, Francisco Partners, a private equity firm.

Mr. Tamer's CEO Base Salary and Cash Incentive Awards

Mr. Tamer's annual base salary was set at $800,000, and under our Corporate Incentive Plan ("CIP") he is eligible for an annual target bonus equal to 125% of his base salary. For fiscal 2024, the maximum bonus payout percentage was 200% of target and was prorated based on the number of days Mr. Tamer was employed as CEO during fiscal 2024. As previously stated, thresholds for our CIP were not met during fiscal 2024 and as a result, Mr. Tamer did not receive any payments under the CIP.

Mr. Tamer's CEO Long-Term Incentive Compensation Awards for Fiscal 2024 and Fiscal 2025

All equity awards were granted on Mr. Tamer's start date, with the number of shares of Company common stock subject to each award determined by dividing the dollar value of the applicable award by the 30-day trailing average of the Company's common stock as of the start date, rounded down to the next whole share. All vesting is subject to Mr. Tamer's continued service as CEO through the applicable vesting date.

For the portion of fiscal 2024 following Mr. Tamer's appointment, Mr. Tamer received a RSA grant with a grant date fair value of $1,700,000, with 25% of the shares of restricted stock subject to the RSA scheduled to vest on the first anniversary of the start date and vesting thereafter at a rate of 6.25% per quarter. For that same period, Mr. Tamer received a grant of PRSUs with grant date fair value of $1,700,000, with vesting tied to the Company's total shareholder return relative to the companies in the Russell 3000 Index. The PRSUs will be tested for vesting on the third anniversary of the start date and will have a multiplier provision up to 250% in the event of extraordinary performance.

For fiscal 2025, Mr. Tamer received a RSA with a grant date fair value of $5,000,000, with 25% of the shares of restricted stock subject to the RSA scheduled to vest on February 15, 2026 and vesting thereafter at a rate of 6.25% per quarter. For fiscal 2025, Mr. Tamer also received a grant of PRSUs with a grant date fair value of $5,000,000, with vesting tied to the Company's total shareholder return relative to the companies in the Russell 3000 Index. These PRSUs will be tested for vesting on February 15, 2028, and will have a multiplier provision up to 250% in the event of extraordinary performance. It currently is expected that no additional equity awards will be granted to Mr. Tamer prior to 2026.

Mr. Tamer's CEO Sign-On Award

Additionally, Mr. Tamer received sign-on awards in the form of PRSUs and RSAs with an aggregate target grant date fair value of $30,000,000 ("Sign-On Award"), to support driving the Company's strategy, aligning with shareholder returns, and in part to recognize equity awards that Mr. Tamer forfeited from his prior employer, Francisco Partners, a private equity firm.

Approximately 33% of the Sign-On Award value, or $10,000,000, was granted as PRSUs with vesting tied to the Company's year over year revenue growth ("Revenue Growth PRSU"). The Revenue Growth PRSUs are divided into four equal tranches and for each tranche, revenue growth will be measured by comparing organic revenue for that year to the revenue achieved in the prior year. At the time of the award, the first measuring period was fiscal 2025 as compared to fiscal 2024[1]. The size of the revenue growth percentage determines the extent to which any tranche would be eligible to vest and can range from 0% to 250% of target, with payment at or above 100% possible with achievement of revenue growth at or above 10%. Additionally, for each measurement period, the revenue growth must exceed the Gartner Non-Memory Semiconductor Revenue Growth market benchmark to be eligible to vest. Vesting of any tranche would occur 13-months following the annual measurement period for that tranche.

Approximately 33% of the Sign-On Award value, or $10,000,000, was granted as PRSUs with vesting tied to the Company's stock price appreciation. The actual number of shares that become eligible to vest, if any, will be determined by the achievement of performance goals for percentage increase of the Company's share price during a six-year performance period starting on the start date. The share price for the starting point of the performance period will be the simple average of the closing Company share price for the trailing 60 trading days up to and including the day prior to the start date. Share price increase goal achievement will be measured based on the simple average of the closing Company share price for the trailing 60 trading days up to and including the measurement date. The number of shares that become eligible to vest can range from 25% of the target number of shares (at a 25% share price increase) to 250% of the target number of shares (at a 200% share price increase). Assuming achievement of the applicable increased share price goal, (a) 50% of the shares achieved will vest on the third anniversary of the start date, (b) 75% of the shares achieved but not yet paid out will vest on the fourth anniversary of the start date, (c) 100% of the shares achieved but not yet paid out will vest on the fifth anniversary of the start date, and (d) 100% of any remaining shares achieved but not yet paid out will vest on the sixth anniversary of the start date.

Approximately 16.67%, or $5,000,000, of the Sign-On Award value was granted as a time-vesting RSA, with 25% of the shares of restricted stock subject to the RSA scheduled to vest on the first anniversary of the start date and vesting thereafter at a rate of 6.25% per quarter. Approximately 16.67%, or $5,000,000 of the Sign-On Award value was granted as PRSUs, with vesting tied to the Company's total shareholder return relative to the companies in the Russell 3000 Index. The PRSUs will be tested for vesting on the third anniversary of the start date and will have a multiplier provision up to 250% in the event of extraordinary performance.

CEO New Hire Compensation Summary

Compensation Element	Base Salary	CIP Target Bonus % of Earned Salary	Pro-Rated Fiscal 2024 Restricted Stock Award	Pro-Rated Fiscal 2024 TSR PRSU Award	Fiscal 2025 Restricted Stock Award	Fiscal 2025 TSR PRSU Award	Sign-On Revenue Growth PRSU Award	Sign-On Sustained Stock Price Appreciation Award	Sign-On TSR PRSU Award	Sign-On Restricted Stock Award
Ford Tamer President, CEO & Director	$800,000	125%	$1,700,000	$1,700,00	$5,000,000	$5,000,000	$10,000,000	$10,000,000	$5,000,000	$5,000,000

---

[1] On February 28, 2025, the Compensation Committee modified the Revenue Growth PRSU Awards granted to the Company's executive officers in 2024 and the beginning of 2025 to align with the Company's growth strategy under the Company's new executive team. The modified Revenue PRSUs continue to be divided into four equal tranches and for each tranche, revenue growth will still be measured by comparing organic revenue for that year to the revenue achieved in the prior year. The first measuring period for the modified Revenue Growth PRSU awards will be fiscal 2026 as compared to fiscal 2025 and the last measurement period will be fiscal 2029 as compared to fiscal 2028. Measurement and vesting for each tranche will occur on the later of the filing date of the Company's Form 10-K for the applicable measurement period, or the date the Gartner Non-Memory Semiconductor Revenue Growth benchmark is published. All other terms of the Revenue Growth PRSU Awards including the size of the awards and performance criteria remain the same.

Changes to Mr. Elashmawi's Compensation for his service as Interim CEO.

Following Mr. Elashmawi's appointment as Interim CEO, Mr. Elashmawi's annualized base salary was set at $650,000 and his CIP target bonus was set at 100% of his base salary, pro-rated for his period of service as our Interim CEO. Following Mr. Elashmawi's return to his former position, in recognition of his continued contributions to the Company and to bring his compensation up to levels consistent with his experience and value to the Company, the Compensation Committee set his annualized base salary at $541,000. Mr. Elashmawi also received a retention RSU Award with a grant date fair value of $1,500,000, with one-third of these Retention RSUs vesting on January 1, 2025, and the remaining two-thirds vesting on January 1, 2026, as described in this CD&A. Following Mr. Tamer's appointment, Ms. Luther's departure, the Compensation Committee's market analysis of the retention holding power of our key executives' existing equity awards that was conducted with the assistance of our independent compensation consultant, and to promote Executive Leadership stability, Mr. Elashmawi received an additional retention RSU with a grant date fair value of $1,200,000, with 50% of these Retention RSUs vesting on the anniversary of the grant date, and the remaining 50% vesting on the second anniversary of the grant date.

Changes to Ms. Stevens' Compensation for her service as Interim CFO.

Following Ms. Stevens' appointment as Interim CFO, she received a grant of RSUs with a grant date fair value of $1,500,000. The initial $500,000 has 50% of the shares vesting upon the first anniversary of the grant date and 50% of the shares vesting upon the second anniversary of the grant date; and the balance of $1,000,000 has 25% of the shares scheduled to vest on the first anniversary of the grant date and vesting thereafter at a rate of 6.25% per quarter. Ms. Stevens' annualized base salary was set at $450,000 during her period of service as our Interim CFO and her CIP target bonus was set at 70% of her base salary, pro-rated for her period of service as our Interim CFO.

Performance and Transition Equity Awards

   Revenue Growth PRSUs

The Compensation Committee, working with its independent consultant, made the decision in June 2024 to grant Revenue Growth PRSUs to certain executive officers. These PRSUs were designed to align executive incentives with revenue growth by granting awards that pay out at or above target amounts only if revenue growth of 10% or greater is achieved and revenue growth exceeds the market benchmark. In addition, the Compensation Committee desired to provide additional unvested holding power to the recipient executive officers.

The Revenue Growth PRSUs are divided into four equal tranches and for each tranche, revenue growth is measured by comparing organic revenue for that year to the revenue achieved in the prior year. At the time of award, the first measuring period was fiscal 2025 as compared to fiscal 2024. The size of the revenue growth percentage determines the extent to which any tranche would be eligible to vest and can range from 0% to 250% of target, with payment at or above 100% possible with achievement of revenue growth at or above 10%. Additionally, for each measurement period, the revenue growth must exceed the Gartner Non-Memory Semiconductor Revenue Growth market benchmark to be eligible to vest. Vesting of any tranche would occur 13-months following the annual measurement period for that tranche.

On February 28, 2025, the Compensation Committee modified the performance periods and vesting for the Revenue Growth PRSU Awards granted to the Company's executive officers in 2024 and the beginning of 2025 to align the Revenue Growth PRSU Awards with the Company's growth strategy under the Company's new executive team. The modified Revenue PRSUs continue to be divided into four equal tranches and for each tranche, revenue growth will still be measured by comparing organic revenue for that year to the revenue achieved in the prior year. The first measuring period for the modified Revenue Growth PRSU awards will be fiscal 2026 as compared to fiscal 2025 and the last measurement period will be fiscal 2029 as compared to fiscal 2028. Measurement and vesting for each tranche will occur on the later of the filing date of the Company's Form 10-K for the applicable measurement period, or the date the Gartner Non-Memory Semiconductor Revenue Growth benchmark is published. All other terms of the Revenue Growth PRSU Awards including the size of the awards and performance criteria remain the same.

The Compensation Committee believes that these long-term revenue stretch goals will drive Company growth objectives and long-term stockholder value. See *Compensation Elements – Long Term Incentive Compensation* in this CD&A for more information.

Transition RSUs

In fiscal 2024, after the departure of our former CEO, and again following the appointment of our new CEO, Ms. Luther's departure, and the Compensation Committee's market analysis of the retention holding power of our key executives' existing equity awards, the Compensation Committee approved RSU grants to motivate and retain members of our high-performing executive team during this critical transition period and to provide incentives aligned with the high expectations for our team. After completing a thorough market analysis of the retention holding power of these key executives' existing equity awards with the assistance of the Committee's independent compensation consultant, it was determined that such retention power was below market in the highly competitive industry in which we operate and considering our period of leadership transition. See *Compensation Elements – Long Term Incentive Compensation* in this CD&A for more information.

As discussed above, the Compensation Committee provided these leadership transition equity awards to incentivize members of the Executive Leadership Team to remain with the Company during this period of transition, promote stability and a smooth leadership transition.

Compensation Program Design

Aligning Pay and Performance

Our executive compensation program is driven by our pay-for-performance philosophy. As a result, we structure a significant portion of our Named Executive Officers' target total direct compensation with variable elements tied to our performance. In addition, we set challenging target and threshold performance goals under our variable compensation plans to ensure that compensation is earned based upon exceptional performance against pre-established financial, operational and strategic goals.

The following charts illustrate that a significant part of our Named Executive Officer's (excluding our former CEO and former CFO) target total direct compensation for fiscal 2024 was "at-risk" variable compensation in the form of a target annual cash incentive opportunity, time-based RSAs, time-based RSUs, and PRSUs (totals in chart may not equal 100% due to rounding):


CEO
0%
<1%
27%
73%
Base Salary
Cash Incentive
Time-Based RSAs
Time-Based RSUs
Performance RSUs
All Other NEOs
4%
0%
34%
62%

In the case of our CEO, Mr. Tamer, over 99% of his target total direct compensation for fiscal 2024 was "at-risk" variable compensation with his base salary and cash incentive compensation accounting for less than 1% of his target total direct compensation. In the case of our other Named Executive Officers (excluding our former CEO and former CFO), on average 96% of their target total direct compensation for fiscal 2024 was "at-risk" variable compensation. Mr. Elashmawi's compensation is included in the All Other NEOs chart.

Executive Compensation-Related Policies and Practices

We endeavor to align our executive compensation policies and practices with our governance standards. The Compensation Committee evaluates our executive compensation program on a regular basis to ensure that it is consistent with our short-term and long-term goals given the dynamic nature of our business and the market in which we compete for executive talent. The following summarizes our executive compensation and related governance policies and practices that were in place in the fiscal year:

COMPENSATION OVERSIGHT	
Independent Compensation Committee	The Compensation Committee is comprised solely of independent directors who have established effective means for communicating with our stockholders regarding their executive compensation views and concerns, as described in this Proxy Statement.
Independent Compensation Advisor	The Compensation Committee engaged an external compensation consultant to assist with its fiscal year compensation review. This consultant performed no other consulting or other services for us during the fiscal year.
EVALUATION AND DESIGN OF COMPENSATION PROGRAM	
Annual Compensation Review	The Compensation Committee conducts an annual review of our compensation strategy, including a review of our compensation peer group used for comparative purposes.
Annual Compensation-Related Risk Assessment	The Compensation Committee regularly reviews our compensation-related risk profile and has determined that there are no compensation policies or practices that are reasonably likely to have a material adverse effect on the Company.
Performance-Based Equity Awards	In the fiscal year, approximately 73% of our current CEO's and, on average, approximately 62% of our other Named Executive Officers' (excluding our former CEO and former CFO, but including Mr. Elashmawi's compensation as Interim CEO) target total direct compensation consisted of PRSU awards.
No Special Retirement or Pension Plans	We do not currently offer, nor do we have plans to provide any retirement plans to our executive officers that are not available to similarly situated employees, including pension arrangements, defined benefit retirement plans or nonqualified deferred compensation plans or arrangements to our executive officers.
COMPENSATION-RELATED POLICIES	
Policy on Stockholder Advisory Vote on Named Executive Officer Compensation	We conduct an annual stockholder advisory vote on the compensation of our Named Executive Officers.

Stock Ownership Policy	We maintain stock ownership requirements for our CEO and our Section 16 officers, as well as for the non-employee members of our Board of Directors.
Executive Compensation Recovery ("Clawback") Policy	We maintain a clawback policy providing for the recovery of incentive compensation awarded or paid to our CEO and other executive officers in the event the Company is required to prepare an accounting restatement due to the Company's material noncompliance with any financial reporting requirement under the securities laws.
No Stock Option Repricing	Our equity incentive plans expressly prohibit the repricing of stock options without stockholder approval.
Hedging and Pledging Prohibitions	Our insider trading policy prohibits short sales, trading in derivative securities, entering into hedging transactions, pledging our securities as collateral for loans and holding our securities in margin accounts.
"Double-Trigger" Change in Control Arrangements	Our change in control compensation arrangements generally are "double-trigger" arrangements that require both a change in control of the Company plus a qualifying termination of employment before payments and benefits are paid.
Limited Tax "Gross-Ups"	We do not provide any tax "gross-ups" that may arise due to the application of Sections 280G and 4999 of the Internal Revenue Code (the "Code") to our executive officers. We do not provide any other tax "gross-ups" to our executive officers, other than in connection with standard relocation benefits.
Succession Planning	We have an executive assessment process to ensure oversight of performance and maintain a consistent succession planning process.

Stockholder Advisory Vote on Named Executive Officer Compensation

At our 2024 Annual Meeting of Stockholders, we held a non-binding, advisory vote on the compensation of our Named Executive Officers (a "Say-on-Pay" vote) and over 97% of the votes cast approved our Named Executive Officers' compensation for fiscal 2023. Our Board of Directors and Compensation Committee consider the result of the Say-on-Pay vote in determining the compensation of our executive officers. Based on the strong level of support for our executive compensation program demonstrated by the result of last year's Say-on-Pay vote, among other factors, the Board of Directors and the Compensation Committee determined to continue to focus on incentivizing the Named Executive Officers and paying for performance, along with an increased focus on attracting key talent and maintaining a strong Executive Leadership Team during this transition period.

The Board of Directors and the Compensation Committee will continue to consider the result of the Say-on-Pay vote, as well as feedback received throughout the year, when making compensation decisions for our executive officers in the future because we value the opinions of our stockholders.

In addition, consistent with the recommendation of our Board of Directors and the preference of our stockholders as reflected most recently in the non-binding, advisory vote on the frequency of future Say-on-Pay votes held at our 2023 Annual Meeting of Stockholders, we continue to hold an annual Say-on-Pay vote.

Compensation Philosophy

Our executive compensation program is heavily weighted towards performance-based, variable, equity compensation to reinforce the following principles:

- Alignment with long-term stockholder interests, including increasing our long-term stock price performance relative to our peers;

- Attracting, motivating, and retaining a high-performing executive team and providing incentives related to our high expectations for that team;

- Rewarding our senior executives for achieving near and long-term business goals, including increasing our revenue and profitability, and meeting the corporate stewardship priorities outlined in our management business objectives;

- Measuring our senior executives' performance primarily by business results linked to our stockholders' interests;

- A program and components that have appropriate maximum payout opportunities which avoid unusually large payouts unless warranted; and

- A program that is rigorous, can be understood by our stakeholders, and is not overly complex.

Consistent with these principles, we seek to directly link the cash-based variable compensation of our Named Executive Officers to our short-term or annual performance, while we align longer-term incentives, such as equity compensation, with the objective of enhancing stockholder value over the long term. We believe the use of equity compensation, including performance-based equity compensation, strongly links the interests of our Named Executive Officers to the interests of our stockholders.

In addition, we seek to align our total compensation packages with the competitive market (as represented by our compensation peer group) to ensure that we can continue to attract, motivate, and retain our senior executives who we believe are critical to our success. Keeping that in mind, we seek to accomplish our executive compensation goals while maintaining appropriate levels of internal pay equity, both between our CEO and our other senior executives, and between our senior executives and our non-executive employees, and by considering our organizational structure, our stage in the company's life cycle, affordability, and the dilutive effect on our stockholders.

Compensation-Setting Process

Role of the Compensation Committee

Generally, the Compensation Committee discharges many of the responsibilities of our Board of Directors relating to the compensation of our executive officers. The Compensation Committee has the overall responsibility for overseeing our compensation and benefits policies generally, and overseeing and evaluating the compensation plans, policies, and practices applicable to our executive officers.

The Compensation Committee makes recommendations to our independent members of the Board of Directors regarding the compensation of our CEO and determines the compensation for our other executive officers, including the other Named Executive Officers. The independent members of our Board of Directors make all final decisions regarding the compensation of our CEO.

In carrying out its responsibilities, the Compensation Committee evaluates whether our compensation policies and practices reflect our executive compensation philosophy; seeks to make decisions that further our philosophy and align with best compensation practices; and reviews the performance of our CEO and executive officers when making decisions and recommendations with respect to their compensation.

Each year, the Compensation Committee conducts an evaluation of our executive compensation program to determine if any changes are appropriate. The Compensation Committee also conducts an annual review of the compensation arrangements of our executive officers. The Compensation Committee's authority, duties and responsibilities are further described in its charter, which is reviewed annually and revised and updated as warranted. The charter is available at https://ir.latticesemi.com/static-files/0d3c6d89-2fd6-466c-92e9-356bddcc293a.

In making its determinations, the Compensation Committee engages an independent compensation consultant (as described below) to provide support in its review and assessment of our executive compensation program; however, the Compensation Committee exercises its own judgment in making final decisions and recommendations with respect to the compensation of our executives.

Setting Target Total Direct Compensation

The Compensation Committee, with the assistance of its independent compensation consultant, reviews the base salary levels, annual cash incentive opportunities, and long-term incentive compensation opportunities of our executive officers and all related performance criteria at the beginning of each year, in connection with new hiring, or more frequently as warranted.

The Compensation Committee does not establish a specific target for formulating the total direct compensation opportunities of our executive officers. In making its recommendations about the compensation of our CEO and its decisions about the compensation of our other executive officers, the members of the Compensation Committee rely primarily on their general experience and subjective considerations of various factors, including the following:

- our executive compensation program objectives;

- our performance against the financial, operational and strategic objectives proposed in conjunction with management and approved by the Compensation Committee and our Board of Directors;

- each individual executive officer's knowledge, skills, experience, qualifications, and tenure relative to other similarly situated executives at the companies in our compensation peer group and/or selected broad-based compensation surveys;

- the scope of each executive officer's role and responsibilities compared to other similarly situated executives at the companies in our compensation peer group and/or selected broad-based compensation surveys;

- the prior performance of each individual executive officer, based on a subjective assessment of his or her contributions to our overall performance, ability to lead his or her business unit or function and work as part of a team;

- the potential of each individual executive officer to contribute to our long-term financial, operational and strategic objectives;

- our CEO's compensation relative to that of our other executive officers, and compensation parity among our executive officers;

- our financial performance relative to our peers, including the relative shareholder return of the Company and other companies;

- the compensation practices of our compensation peer group and the companies in selected broad-based compensation surveys and the positioning of each executive officer's compensation in a ranking of these companies' compensation levels based on an analysis of competitive market data; and

- the recommendations of our CEO with respect to the compensation of our other executive officers.

These factors provide the framework for compensation decision-making and final decisions and recommendations regarding the compensation opportunity for our CEO and each executive officer. No single factor is determinative in setting compensation levels, nor is the impact of any individual factor on the determination of pay levels quantifiable.

The Compensation Committee does not weigh these factors in any predetermined manner, nor does it apply any formulas in developing its compensation decisions and recommendations. In making its decisions and recommendations, which are subjective in nature, the members of the Compensation Committee consider all of this information in light of their individual experience, knowledge of the Company, knowledge of the competitive market, business judgment and knowledge of each executive officer's role, responsibilities, knowledge, skills, experience, qualifications and tenure.

The Compensation Committee reviews available industry and peer group compensation information to assess our compensation levels and utilizes this information to make specific compensation decisions and recommendations with respect to our CEO and executive officers. In making its determinations, the Compensation Committee reviews information summarizing the compensation paid at a representative group of peer companies, to the extent that the executive positions at these companies are considered comparable to our positions and informative of the competitive environment, and more broad-based compensation surveys to gain a general understanding of market compensation levels.

Role of Management

In discharging its responsibilities, the Compensation Committee works with members of our management team, including our CEO. Our management team assists the Compensation Committee by providing information on corporate and individual performance, market compensation data and management's perspective on compensation matters. The Compensation Committee solicits and reviews our CEO's proposals with respect to program structures, as well as our CEO's recommendations for adjustments to annual cash compensation, long-term incentive compensation opportunities and other compensation-related matters for our other executive officers based on our CEO's evaluation of their performance for the prior year.

The Compensation Committee reviews and discusses our CEO's proposals and recommendations and considers them as one factor in determining and approving the compensation of our other executive officers. Our CEO also attends meetings of our Board of Directors and the Compensation Committee at which executive compensation matters are addressed, except with respect to discussions involving his own compensation.

For the 2024 Corporate Incentive Plan, the target annual incentive award for each of our Named Executive Officers was subject to a discretionary increase or decrease of up to 100% based on a general assessment of his or her individual contributions during the year. At the beginning of the year, our CEO meets with each of our other executive officers to review his or her performance for the prior year and to discuss expectations with respect to the performance of his or her respective business unit or function and such unit or function's contributions to our overall results for the current year. These discussions form the basis for the evaluation of his or her performance at the end of the year with respect to his or her target annual cash incentive award. In the case of our CEO, these discussions are held with the independent members of our Board of Directors.

Role of Compensation Consultant

The Compensation Committee engages an external compensation consultant to assist it by providing information, analysis, and other advice relating to our executive compensation program and the decisions resulting from its annual executive compensation review. The compensation consultant reports directly to the Compensation Committee and its chair, and serves at the discretion of the Compensation Committee, which reviews the engagement annually.

In fiscal 2024, the Compensation Committee engaged Semler Brossy, a national compensation consulting firm, to serve as its compensation consultant to advise on executive compensation matters, including competitive market pay practices for our executive officers, and assist with the data analysis and selection of the compensation peer group.

During 2024, Semler Brossy attended the meetings of the Compensation Committee (both with and without management present) as requested and provided various services including the following:

- consultation with the Compensation Committee chair and other members between Compensation Committee meetings;

- an analysis of competitive market data for our executive officer positions and evaluation of how the compensation we pay our executive officers compares both to our performance and to how the companies in our compensation peer group and/or in selected broad-based compensation surveys compensate their executives;

- a review of and research on the composition of various alternative compensation peer groups;

- an assessment of executive compensation trends within our industry, and an update on corporate governance and regulatory issues and developments;

- an analysis of competitive market data for the compensation of non-employee members of our Board of Directors;

- an analysis of competitive market data for compensation plans, programs and policies; and

- support on other ad hoc matters.

The terms of Semler Brossy's engagement included reporting directly to the Compensation Committee chair. Semler Brossy also coordinated with our management for data collection and job matching for our executive officers.

Additionally in 2024, Semler Brossy assisted the Board of Directors and Compensation Committee in determining the compensation for our current CEO, Ford Tamer. Semler Brossy also advised the Board of Directors and Compensation Committee in determining the compensation for Esam Elashmawi during his period of service as our Interim CEO, and for Tonya Stevens for her period of service as our Interim CFO. In fiscal 2024, Semler Brossy provided no other services to us.

The Compensation Committee has evaluated its relationship with Semler Brossy to ensure that it believes that Semler Brossy is independent from management. This review process included a review of the services that Semler Brossy provided, the quality of those services and the fees associated with the services provided during fiscal 2024. Based on this review, as well as consideration of the factors affecting independence set forth in Exchange Act Rule 10C-1(b)(4), Rule 5605(d)(3)(D) of the Nasdaq Marketplace Rules and such other factors as were deemed relevant under the circumstances, the Compensation Committee has determined that no conflict of interest was raised as a result of the work performed by Semler Brossy.

Competitive Positioning

The Compensation Committee believes that peer group comparisons are useful guides to measure the competitiveness of our executive compensation program and related policies and practices. For purposes of assessing our executive compensation against the competitive market, the Compensation Committee reviews and considers the compensation levels and practices of a select group of peer companies.

This compensation peer group consists of technology companies that are similar to us in terms of revenue, market capitalization and industry focus. The competitive data drawn from this compensation peer group is only one of several factors that the Compensation Committee considers in making its decisions with respect to the compensation of our executive officers.

The compensation peer group that the Compensation Committee used to analyze the compensation of our executive officers and make its compensation decisions for fiscal 2024 was comprised of publicly traded technology companies who hire executive talent comparable to our executives.

The Compensation Committee reviews our compensation peer group at least annually and adjusts its composition if warranted, taking into account changes in both our business and the businesses of the companies in the peer group. In August 2024, the Compensation Committee determined no modifications were needed to the compensation peer group approved in August 2023, which consisted of the following companies:

Axcelis Technologies, Inc.	Power Integrations, Inc.
Cirrus Logic, Inc.	Semtech Corporation
Wolfspeed Inc. (formerly Cree, Inc.)	Silicon Laboratories
Diodes Incorporated	Skyworks Solutions, Inc.
MACOM Technology Solutions	Synaptics Incorporated
MaxLinear, Inc.	Teradyne Inc.
Monolithic Power Systems, Inc.	Universal Display Corporation
Nanometrics Incorporated	

As part of its annual executive compensation review, the Compensation Committee used data gathered by Semler Brossy from the public filings of the companies in our compensation peer group, as well as data from special data cuts drawn from the Radford 2024 Global Technology Survey of companies that are similar to us in revenue, market capitalization and industry focus for purposes of providing additional perspective in the case of executive positions where the compensation peer group offered a limited number of relevant data points. This data permitted the Compensation Committee to evaluate the competitive market when formulating its recommendations for the total direct compensation package of our CEO and when determining the total direct compensation packages for our other executive officers, including base salary, target annual cash incentive awards and long-term incentive compensation.

Compensation Elements

The principal elements of our fiscal 2024 executive compensation program for our Named Executive Officers, including the CEO, are set forth in the following table, each of which is described in more detail below. The Compensation Committee considers the factors described under "*Compensation-Setting Process – Setting Target Total Direct Compensation*" above to determine the form and amount of each element of compensation similarly for our Named Executive Officers.

The following table sets forth information regarding each individual compensation element, including a description of each element and a summary of the element's key objectives.

Compensation Element	Description	Element Objectives
Base Salary	▪ Fixed cash compensation based on the Named Executive Officer's role, responsibilities, competitive market positioning and individual performance	▪ Attract and retain key executive talent ▪ Provide a specified level of cash compensation for the Named Executive Officer's performance of his or her responsibilities
Annual Cash Incentive Awards	▪ Annual cash incentive with target award amount for each Named Executive Officer; actual cash awards may be higher or lower than target based on business and individual performance ▪ Provided under our Corporate Incentive Plan	▪ Attract and retain key executive talent ▪ Encourage and reward individual contributions and achievement of annual corporate performance objectives
Long-Term Incentive Compensation	▪ Long-term equity awards granted in the form of time-based RSU awards, time-based RSAs, and PRSU awards; actual PRSU awards earned may be higher or lower than target based on our performance	▪ Attract and retain key executive talent ▪ Drive top-tier performance and focus on sustained long-term success ▪ Enhance stock ownership/align with stockholders' interests

Base Salary

Base salary represents the fixed portion of the compensation of our Named Executive Officers and is an important element of compensation intended to attract and retain highly talented individuals.

Generally, we use base salary to provide each Named Executive Officer with a specified level of cash compensation during the year with the expectation that he or she will perform his or her responsibilities to the best of his or her ability and in our best interests.

Generally, the Compensation Committee reviews the base salaries of our executive officers each year as part of its annual review of our executive compensation program, with input from our CEO (except with respect to his own base salary) and considers making adjustments as it determines to be reasonable and necessary to reflect the scope of an individual's experience, performance, individual contributions and responsibilities, position in the case of a promotion and market conditions.

In February 2024, the Compensation Committee reviewed the base salaries of our Named Executive Officers, excluding Mr. Tamer and Ms. Stevens, as she was not then an executive officer, taking into consideration a competitive market analysis prepared by Semler Brossy and the recommendations of the then CEO (except with respect to his own base salary), as well as the other factors described in "*Compensation-Setting Process – Setting Target Total Direct Compensation*" above. The Compensation Committee adjusted the base salaries of each of our other Named Executive Officers to better align their base salaries with the competitive market.

During fiscal 2024, the Board of Directors and Compensation Committee made further adjustments to the base salaries of Mr. Elashmawi, as a result of his appointment as our Interim CEO for a portion of fiscal 2024, and Ms. Stevens, as a result of her appointment as our Interim CFO for a portion of fiscal 2024.

In determining the CEO new hire compensation for Mr. Tamer beginning on September 16, 2024, the Board of Directors and Compensation Committee considered Mr. Tamer's experience and expected contributions to the Company, the advice of its independent compensation consultant, peer benchmarking, and other factors. Following this review, the Compensation Committee recommended to the independent members of our Board of Directors his below-listed base salary for 2024, which was then approved by the independent members of our Board of Directors.

The base salaries of our Named Executive Officers for fiscal 2024 were as follows:

Named Executive Officer	Fiscal 2023 Base Salary	Fiscal 2024 Base Salary[1][4]	Percentage Adjustment
Mr. Tamer[2]	—	$800,000	—
Mr. Elashmawi[3]	$420,000	$541,000	28.8%
Ms. Stevens[4]	—[4]	$450,000	—
Mr. Desale	$400,000	$416,000	4%
Ms. Feanny[5]	—[5]	$393,700	—
Mr. Nelson	$452,100	$470,200	4%
Mr. Anderson[6]	$725,000	$755,000	4.1%
Ms. Luther[7]	$435,200	$452,600	4%

(1)   These fiscal 2024 base salaries were effective April 1, 2024, except as noted herein.
(2)   Mr. Tamer's base salary was effective on his start date, September 16, 2024.
(3)   For Mr. Elashmawi, Fiscal 2024 Base Salary represents the annualized value of his base salary effective December 1, 2024 following his return to the position of Senior Vice President, Chief Strategy and Marketing Officer after his period of service as our Interim CEO. Mr. Elashmawi acted as our Interim CEO from June 3, 2024 to September 15, 2024, and his annualized base salary during that period of service was set at $650,000.
(4)   Ms. Stevens was not a NEO prior to her appointment as our Interim CFO on October 10, 2024, so her 2023 base salary is not disclosed. Ms. Stevens acted as our Interim CFO from October 10, 2024 to February 9, 2025, and her annualized base salary during that period of service was set at $450,000. After her period of service as our Interim CFO, Ms. Stevens was appointed Corporate Vice President, Chief Accounting Officer, and her annualized base salary was set at $425,000 effective February 10, 2025.
(5)   Ms. Feanny was not a NEO in 2023, so her 2023 base salary is not disclosed.
(6)   Mr. Anderson was the Company's CEO and was paid his base salary rate through June 3, 2024.
(7)   Ms. Luther was the Company's CFO and was paid her base salary rate through October 10, 2024.

The actual base salaries paid to our Named Executive Officers in fiscal 2024 are set forth in the "2024 *Summary Compensation Table*" below.

Annual Corporate Incentive Compensation

In fiscal 2024, we implemented an annual corporate incentive program in which all of our non-sales employees (including our Named Executive Officers) were eligible to participate to achieve our annual business goals. Although Mr. Nelson was our Senior Vice President, Worldwide Sales, he participated in our annual cash bonus program rather than our sales incentive plan in fiscal 2024. In November 2023, the Compensation Committee approved the 2024 Corporate Incentive Plan to provide incentives for these employees to meet or exceed the principal business objectives set forth in our fiscal 2024 annual operating plan. Under the 2024 Corporate Incentive Plan, annual incentive award payments were to be funded based on our level of achievement of pre-established corporate performance goals and then subject to adjustment for individual performance as described below.

Target Annual Incentive Awards

For purposes of the 2024 Corporate Incentive Plan, each Named Executive Officer's target annual incentive award was to be based upon a specific percentage of his or her earned annual base salary.

Each Named Executive Officer's target annual incentive award (as a percentage of his or her base salary) for fiscal 2024 was (i) 125% of earned base salary for our current CEO and (ii) 85% of earned base salary for each of our other Named Executive Officers, provided that: Mr. Elashmawi's 2024 Corporate Incentive Plan opportunity was earned on a prorated basis at 100% for his period of service as our Interim CEO and 85% for his period of service solely as Chief Strategy and Marketing Officer during 2024; and Ms. Stevens' 2024 Corporate Incentive Plan opportunity was set at 70%, prorated basis for her period of service as our Interim CFO starting October 11, 2024 and 50% for her period of service solely as Corporate Controller. Our former CEO's target was set at 130% of his base salary.

Corporate Performance Objectives

Each Named Executive Officer was eligible to receive an annual incentive award payment under the 2024 Corporate Incentive Plan based upon his or her individual performance and the attainment of one or more corporate performance components that were established by the Compensation Committee, and which related to both financial and operational objectives.

In November 2023, the Compensation Committee selected three equally weighted performance components for the 2024 Corporate Incentive Plan: (i) non-GAAP operating income, (ii) revenue, and (iii) management objectives. The Compensation Committee believed these components were appropriate because, in its view, they continued to be the best indicators of successful execution of our annual operating plan and provided a strong emphasis on growth while managing expenses and strengthening our customer and employee relationships, which it believed would most directly influence the creation of sustainable long-term stockholder value.

For purposes of the 2024 Corporate Incentive Plan:

- "non-GAAP operating income" meant our operating income determined under GAAP, excluding stock-based compensation, certain restructuring charges, expenses incurred in connection with mergers, acquisitions, or other similar corporate transactions, and accrual and payment of incentives under the 2024 Corporate Incentive Plan; and

- "revenue" meant our GAAP revenue, as reflected in our audited financial statements for fiscal 2024.

For a reconciliation of GAAP to non-GAAP results, see Appendix A "Non-GAAP Reconciliation" to this proxy statement.

The Compensation Committee established threshold, target, and maximum achievement levels for each of the two financial performance components. To the extent that performance for either component was below the threshold performance level, there would be no payment with respect to that component. In addition, the potential payment for any such component was capped at the maximum performance level. Achievement levels and payment percentages for performance between the threshold and maximum performance levels were set forth in a matrix approved by the Compensation Committee. Payment for performance at points between those reflected in the matrix were to be calculated using straight-line interpolation.

The resulting performance levels for the two financial performance components were as follows:

Non-GAAP Operating Income

Attainment vs. Plan	Amount	Payout Percentage
Threshold	$166.3 million	0%
Maximum	$390.2 million	200%

Revenue

Attainment vs. Plan	Amount	Payout Percentage
Threshold	$594.0 million	0%
Maximum	$975.5 million	200%

The Compensation Committee also determined that the minimum threshold for either the non-GAAP operating income component or the revenue component must be attained for there to be any payout with respect to the management objectives component.

The management objectives component was based on the achievement of objectives related to (i) delivering fiscal gross margin above a pre-established target, including through average sales price expansion, (ii) expanding serviceable addressable market through successful execution of new product platforms, including the Lattice Avant™ product platform, and the build-out of a new product pipeline, (iii) delivering new products on a fast cadence and delivering certain application specific solutions to customers, (iv) driving revenue growth above a specified level through the achievement of certain design wins goals, (v) achieving industry leading employee engagement and retention, (vi) implementing initiatives that increase productivity within the Company, and (vii) demonstrating continued progress on Company Corporate Stewardship and ESG initiatives. These management objectives were chosen in order to drive the expansion of gross margin to achieve our target business model, meet execution commitments on our new product platform, deliver additional solution value to our customers, drive new product adoption in order to achieve future revenue targets, help enhance employee engagement and development, and further our Corporate Stewardship and ESG initiatives.

Under the 2024 Corporate Incentive Plan, the maximum payout percentage for the non-GAAP operating income and revenue components was 200%, and the maximum payout percentage for the management objectives component was 200%. The total maximum payout under the 2024 Corporate Incentive Plan was 200%.

Individual Performance

In addition to our actual results as measured against the corporate performance objectives under the 2024 Corporate Incentive Plan, each Named Executive Officer's, tentative annual incentive award payment was subject to a discretionary increase or decrease by up to 100% based on a general assessment of his or her individual contributions for the year. In the case of our CEO, this assessment is made by the independent members of our Board of Directors. In the case of each of our Named

Executive Officers (other than our CEO), this assessment generally involved a review of his or her functional area for the year as well as consideration of his or her contributions to our overall financial and operational results.

Annual Incentive Award Payments

In February 2025, the Compensation Committee determined the annual incentive award payments for our Named Executive Officers for fiscal 2024. First, the Compensation Committee reviewed our performance with respect to each of the corporate performance components and determined the extent to which each objective was achieved for the year. Specifically, the Compensation Committee determined that our non-GAAP operating income for fiscal 2024 was approximately $128 million, our revenue for fiscal 2024 was approximately $509 million and, based on our achievement with respect to each of the pre-established management objectives for the year, our attainment level for the management objectives component was 57%.

Based on these results, the Compensation Committee then determined the percentage achievement of each performance component and the corresponding weighted payment level, as follows:

Corporate Performance Component	Weighting	Percentage Achievement versus Target Performance	Weighted Payment Level
Non-GAAP operating income	33%	0%	0%
Revenue	33%	0%	0%
Management Objectives	33%	57%	N/A
Total			**0%**

For fiscal 2024, the Compensation Committee determined that the minimum threshold was not met for Non-GAAP operating income and that the minimum threshold was not met for Revenue, and therefore, there was no payout to be made to our Named Executive Officers under the 2024 Corporate Incentive Plan. After the overall payment level for the corporate performance components under the 2024 Corporate Incentive Plan had been determined to be 0%, the Compensation Committee made no adjustments to the 2024 Corporate Incentive Plan payout for our Named Executive Officers.

The Compensation Committee recommended to the independent members of our Board of Directors the annual incentive award payment for our current CEO set forth in the following table, which was subsequently approved by the independent members of our Board of Directors in February 2025. The annual incentive award payments to our Named Executive Officers were as follows:

Named Executive Officer	Target Award	Actual Award	Actual Award (as a Percentage of the Target Award)
Mr. Tamer[1]	$258,462	$0	0%
Mr. Elashmawi[2]	$459,850	$0	0%
Ms. Stevens[3]	$66,635	$0	0%
Mr. Desale	$349,938	$0	0%
Ms. Feanny	$331,992	$0	0%
Mr. Nelson	$395,518	$0	0%
Mr. Anderson[4]	N/A	—	—
Ms. Luther[5]	N/A	—	—

(1)   Mr. Tamer's Target Award was based on 125% of his 2024 base salary, with any paid bonus prorated based on the number of days Mr. Tamer was employed as CEO during fiscal 2024.

(2)   Mr. Elashmawi's Target Award was prorated based on 85% of his base salary during his periods of service solely as SVP, Chief Strategy & Marketing Officer, and 100% of his base salary during his period of service as our Interim CEO.

(3)   Ms. Stevens' Target Award was prorated based on 70% of her base salary during her period of service as our Interim CFO and 50% of her base salary during her period of service solely as Corporate Controller.

(4)   Mr. Anderson, our former CEO, resigned on June 3, 2024 and forfeited his eligibility for an award upon his resignation.

(5)   Ms. Luther, our former CFO, resigned on October 10, 2024 and forfeited her eligibility for an award upon her resignation.

As shown in the "2024 *Summary Compensation Table*" below, no annual incentive award payments were made to our Named Executive Officers for fiscal 2024.

Long-Term Incentive Compensation

We use long-term incentive compensation in the form of equity awards to incent and reward our Named Executive Officers to help drive long-term corporate performance based on the value of our common stock and, thereby, to align their interests with those of our stockholders. In fiscal 2024, these equity awards were granted in the form of PRSU awards and time-based RSU awards, and as part of our hiring of our new CEO, time-based RSAs. We believe that an appropriate mix of performance-based awards and time-based awards allow us to compete effectively in a highly competitive market and provide an appropriate long-term incentive for our Named Executive Officers.

Typically, we have granted equity awards to our executive officers as part of the Compensation Committee's annual review of executive compensation or in connection with new hires or promotions. To date, the Compensation Committee has not applied a rigid formula in determining the size of these equity awards. Instead, the Compensation Committee determines the amount of each equity award after taking into consideration a competitive market analysis prepared by its compensation consultant, the recommendations of our CEO (except with respect to his own equity awards), the amount of equity compensation held by each executive officer (including the current economic value of his or her unvested equity and the ability of these unvested holdings to satisfy our retention objectives), as well as the other factors described in "*Compensation-Setting Process – Setting Target Total Direct Compensation*" above.

Annual Long-Term Incentive Compensation Review. In February 2024, our Board of Directors and Compensation Committee conducted its annual review of the long-term incentive compensation to our Named Executive Officers at that time. After taking into consideration a competitive market analysis prepared by Semler Brossy and the recommendations of our former CEO (except with respect to his own equity awards), as well as the factors described in the preceding paragraph, the Compensation Committee recommended the independent members of the Board of Directors grant equity awards to our former CEO, and granted equity awards to our Named Executive Officers, excluding Ms. Stevens, in the amounts set forth in the chart further below. Such equity grants included (1) a PRSU award with performance criteria based on our relative total stockholder return ("TSR") in comparison to an index, and (2) an RSU award with time-based vesting requirements. The independent members of our Board of Directors subsequently approved the grant of the equity awards to our former CEO in February 2024.

Revenue Growth PRSUs. On June 26, 2024, the Compensation Committee, working with its independent consultant, made the decision to grant a performance-based RSUs to certain executive officers to provide incentive to accelerate the company's top-line revenue growth annually and to provide additional unvested holding power to the recipient executive officers, who have been successful in delivering both significant performance improvements Company-wide along with significant improvements in shareholder value. On February 28, 2025, the Compensation Committee modified the Revenue Growth PRSU Awards granted to the Company's executive officers in 2024 and the beginning of 2025 to align with the Company's growth strategy under the Company's new executive team. See *Fiscal 2024 Executive Compensation Highlights – Additional Compensation Actions in Fiscal 2024* for more information.

Transition RSUs. On July 9, 2024, after the departure of our former CEO, and on December 17, 2024, after the hiring of our current CEO, Ms. Luther's departure, and the Compensation Committee's market analysis of the retention holding power of our key executives' existing equity awards, the Compensation Committee approved RSU grants to motivate and retain certain named executive officers during this critical transition period and to provide incentives aligned to the high expectations for our team. See *Fiscal 2024 Executive Compensation Highlights – Additional Compensation Actions in Fiscal 2024* for more information.

CEO New-Hire Long-Term Incentive Compensation. On September 16, 2024, after a review of market and compensation peer group data, the independent members of our Board of Directors, upon the recommendations of the Compensation Committee and the recommendations of our independent compensation consultant, granted new-hire equity awards to Mr. Tamer in the amounts set forth in the chart below as an incentive to join the Company, to provide strong long-term incentive growth objectives, and in part to offset forfeited awards from his previous employer. Such new-hire equity grants included RSAs with time-based vesting and PRSUs with performance criteria. See *Fiscal 2024 Executive Compensation Highlights – Additional Compensation Actions in Fiscal 2024* for more information.

The equity awards granted to our Named Executive Officers in fiscal 2024 were as follows:

Named Executive Officer	TSR Performance Restricted Stock Unit Award (target number of shares)[1]	TSR Performance Restricted Stock Unit Award (target value)	Revenue Growth Performance Restricted Stock Unit Award (target number of shares)[1]	Revenue Growth Performance Restricted Stock Unit Award (target value)	Stock Price Appreciation-Based PRSU (target number of shares)	Stock Price Appreciation-Based PRSU (target value)	Restricted Stock Award/ Restricted Stock Unit Award (number of shares)[1]	Restricted Stock Award/ Restricted Stock Unit Award (target value)	Aggregate Target Value of Award
Mr. Tamer	255,745	$11,700,000	218,586	$10,000,000	219,732	$10,000,000	255,745[2]	$11,700,000[2]	$43,400,000
Mr. Elashmawi	18,645	$1,250,000	118,389	$7,500,000			64,614	$3,950,000	$12,700,000
Ms. Stevens							60,176	$3,300,000	$3,300,000
Mr. Desale	18,645	$1,250,000	130,322	$8,300,000			79,442	$4,750,000	$14,300,000
Ms. Feanny	14,916	$1,000,000	94,711	$6,000,000			49,657	$3,000,000	$10,000,000
Mr. Nelson	18,645	$1,250,000	118,389	$7,500,000			61,140	$3,750,000	$12,500,000
Mr. Anderson[3]	74,580	$5,000,000					74,580	$5,000,000	$10,000,000
Ms. Luther[4]	20,137	$1,350,000	127,860	$8,100,000			45,261	$2,850,000	$12,300,000

(1) The number of shares of our common stock subject to these awards was determined by dividing the 30-day trailing average of the market price of our common stock prior to the date of grant by the target value of the awards.
(2) Mr. Tamer received RSAs in connection with his hiring on September 16, 2024. He received 255,745 shares of restricted stock with a target value of $11,700,000.
(3) Mr. Anderson was our CEO through June 3, 2024. All of Mr. Anderson's fiscal 2024 awards were forfeited upon his departure.
(4) Ms. Luther was our CFO through October 10, 2024. All of Ms. Luther's fiscal 2024 awards were forfeited upon her departure.

PRSU Awards

TSR-Based Performance Based Restricted Stock Unit Awards

The TSR-Based PRSU awards granted to our Named Executive Officers in 2024 will vest on the third anniversary of the date of grant (or, in the case of certain TSR-Based PRSU awards granted to our new CEO, on February 15, 2028) based upon the total TSR of the Company relative to the Russell 3000 Index (the "Index"), an index that tracks the results of U.S. public companies and of which we are a constituent. The units granted will be tested for vesting on the third anniversary from the date of grant (or, in the case of certain TSR-Based PRSU awards granted to our new CEO, on the third anniversary of his start date) and will vest according to the following terms:

- If the relative TSR performance of our common stock does not achieve the threshold performance level, then none of the PRSUs will vest.

- If the relative TSR performance of our common stock achieves at least the threshold performance level, then the PRSUs will vest based on the following performance matrix:

Company Performance (Percentile Ranking)	Percentage of Performance Shares Vesting (as a Percentage of the Target Number of PRSUs)
Less than 26th Percentile	0%
26th Percentile	50%
55th Percentile	100%
75th Percentile	200%/CEO 250%

- If the relative TSR performance of our common stock is between the specified percentage ranges in the performance matrix, the Compensation Committee will determine the percentage of the target number of PRSUs through straight-line interpolation, with the result rounded to the nearest whole share.

- The maximum opportunity is capped at 200% of target for our Named Executive Officers and 250% for our Chief Executive Officer.

Previously Awarded Fiscal 2021 and 2023 TSR-Based PRSU Awards

Mr. Anderson, Mr. Elashmawi, Mr. Nelson, and Ms. Luther received TSR-Based PRSU awards in February 2021 as part of our annual equity grant program. Ms. Feanny received a TSR-Based PRSU on her hire date November 3, 2021, and Mr. Desale received a TSR-Based PRSU on his hire date September 11, 2023.

For Mr. Anderson, Mr. Elashmawi, Mr. Nelson, and Ms. Luther, the Fiscal 2021 TSR-Based PRSUs were eligible to vest based on our TSR relative to the Russell 2000 Index during a three-year performance period, as follows: none of the PRSUs were eligible to vest if our TSR is at or below the 25th percentile, 100% of the target number of PRSUs were eligible to vest if our TSR is at the 55th percentile, and 200% (or, in the case of Mr. Anderson, 250%) of the target number of PRSUs were eligible to vest if our TSR is at the 75th percentile. The performance periods for the first and second tranches of each of these PRSU awards covered the second and third anniversaries of the award's grant date, respectively.

For Ms. Feanny and Mr. Desale each of these PRSU awards was divided into three equal tranches, with each tranche eligible to vest based upon our TSR relative to the Russell 2000 for Ms. Feanny's awards and the Russell 3000 for Mr. Desale's awards during each performance period, as follows: none of the PRSUs were eligible to vest if our TSR is at or below the 25th percentile, 100% of the target number of PRSUs were eligible to vest if our TSR is at the 55th percentile, and 200% of the target number of PRSUs were eligible to vest if our TSR is at the 75th percentile. The performance periods for the first and third tranches of each of these PRSU awards covered the first and third anniversaries of the award's grant date, respectively.

In February 2024, the Compensation Committee Chair, pursuant to a delegation of authority by the Compensation Committee, determined the level of achievement with respect to the February 19, 2021

PRSU awards granted to Mr. Anderson, Mr. Elashmawi, Mr. Nelson, and Ms. Luther. The Compensation Committee Chair determined that our TSR ranked above the 75th percentile and, therefore, that the following percentage of the target number of PRSUs awarded had vested: (i) 250% for Mr. Anderson and (ii) 200% for Mr. Elashmawi, Mr. Nelson, and Ms. Luther.

In September 2024, the Compensation Committee Chair, pursuant to a delegation of authority by the Compensation Committee, determined the level of achievement with respect to the September 11, 2023 PRSU awards granted to Mr. Desale. The Compensation Committee Chair determined that our TSR ranked below the 25th percentile and, therefore, that 0% of the target number of PRSUs covered by the first tranche of the awards had vested.

In November 2024, the Compensation Committee Chair, pursuant to a delegation of authority by the Compensation Committee, determined the level of achievement with respect to the November 3, 2021 PRSU awards granted to Ms. Feanny. The Compensation Committee Chair determined that our TSR ranked at the 51st percentile and, therefore, that 86% of the target number of PRSUs covered by the third tranche of the awards had vested.

Named Executive Officer	PRSU Award Grant Date	Target Number of Shares in Tranche of PRSU Award	Percentage of Shares Earned in Tranche of PRSU Award	Actual Number of Shares in Tranche of PRSU Award Earned
Mr. Elashmawi	February 19, 2021	12,543	200%	25,086
Mr. Nelson	February 19, 2021	11,403	200%	22,806
Mr. Anderson	February 19, 2021	54,736	250%	136,840
Ms. Luther	February 19, 2021	14,254	200%	28,508
Mr. Desale	September 11, 2023	9,095	0%	0
Ms. Feanny	November 3, 2021	2,954	86%	2,541

2024 Revenue Growth PRSU

In June 2024, the Compensation Committee, working with its independent consultant, granted Revenue Growth PRSUs in the following amounts to: Ms. Luther, $8,100,000; Mr. Elashmawi, $7,500,000; Mr. Nelson, $7,500,000; Mr. Desale, $7,500,000; and Ms. Feanny, $6,000,000; and in September 2024, in connection with his hiring, the Board of Directors granted Revenue Growth PRSUs to: Mr. Tamer, $10,000,000. The Revenue Growth PRSUs were awarded to incentivize top-line revenue growth and enhance the holding power for each recipient executive officer. Each Revenue Growth PRSU is divided into four equal tranches and for each tranche, revenue growth is measured by comparing organic revenue for that year to the highest revenue achieved in any prior year. On February 28, 2025, the Compensation Committee modified the performance periods and vesting of the Revenue Growth PRSU Awards granted to the Company's executive officers in 2024 and 2025. The modified Revenue Growth PRSUs continue to be divided into four equal tranches and for each tranche, revenue growth will still be measured by comparing organic revenue for that year to the revenue achieved in the prior year. The first measuring period for the modified Revenue Growth PRSU awards will be fiscal 2026 as compared to fiscal 2025 and the last measurement period will be fiscal 2029 as compared to fiscal 2028. Measurement and vesting for each tranche will occur on the later of the filing date of the Company's Form 10-K for the applicable measurement period, or the date the Gartner Non-Memory Semiconductor Revenue Growth benchmark is published. All other terms of the Revenue Growth PRSU Awards including the size of the awards and performance criteria remain the same. If there is inorganic revenue growth via an acquisition in a given year, such inorganic growth is excluded for both the first partial year and for the first full year, and is added following the second year. The size of the revenue growth percentage determines the extent to which any tranche will be eligible to vest. This can range from 0% to 250%, with payment only possible with actual achievement of revenue growth that exceeds the Gartner Non-Memory Semiconductor Revenue Growth threshold. The

Revenue Growth PRSUs can only fully vest over a five-year period from the initial grant date of the award, which is consistent with the principles the Compensation Committee desired in driving continued long-term revenue growth and maintaining sufficient unvested holding power to retain our executive officers in an increasingly competitive talent market. See *2024 Executive Compensation Highlights* for more information.

Previously Awarded Fiscal 2021 and 2022 Revenue Growth PRSU Awards

In February 2021, Mr. Anderson, Mr. Elashmawi, Ms. Nelson, and Ms. Luther received a one-time, performance-based RSU. Determination and sizing of this award was based upon two guiding principles. As with the 2024 Revenue Growth PRSUs, these PRSUs were designed to align executive incentives with revenue growth by granting awards that pay out at or above target amounts if certain revenue growth targets are achieved. Each Revenue Growth PRSU was divided into four equal tranches and for each tranche, revenue growth is measured by comparing organic revenue for that year to the highest revenue achieved in any prior year, beginning with Fiscal 2020. If there is inorganic revenue growth via an acquisition in a given year, that revenue is not counted until the year following the first full year of revenue is achieved for that acquisition.

The size of the revenue growth percentage determines the extent to which any tranche will be eligible to vest. This can range from 0% to 200%, with payment at or above 100% only possible with actual achievement of revenue growth consistent with the revenue growth of 10% or greater. Eligibility for vesting of any tranche occurs on the 13-month anniversary following the annual measurement period for that tranche.

In February 2022, Ms. Feanny received a Revenue Growth PRSU Award divided in three equal tranches with the same terms and conditions as the 2021 Revenue PRSU Awards. For Ms. Feanny's award, the first measurement period was fiscal 2022.

In February 2023, the Compensation Committee determined the level of achievement with respect to the fiscal 2022 measurement period for the 2021 Revenue PRSU Awards granted to Mr. Elashmawi, Mr. Nelson, Mr. Anderson, and Ms. Luther and the 2022 Revenue PRSU Awards granted to Ms. Feanny. The Compensation Committee Chair determined that fiscal 2022 revenue grew 26.9% year over year and therefore, that 200% of the target number of PRSUs covered by fiscal 2022 of the awards became eligible to vest on January 31, 2024, 13 months after the fiscal 2022 measurement period.

Named Executive Officer	PRSU Award Grant Date	Target Number of Shares Tranche of PRSU Award	Percentage of Shares Earned Tranche of PRSU Award	Actual Number of Shares Tranche of PRSU Award Earned
Mr. Elashmawi	February 19, 2021	12,544	200%	25,088
Ms. Feanny	February 18, 2022	7,971	200%	15,942
Mr. Nelson	February 19, 2021	11,403	200%	22,806
Mr. Anderson	February 19, 2021	49,035	200%	98,070
Ms. Luther	February 19, 2021	14,254	200%	28,508

Stock Price Appreciation-Based PRSU

The Stock Price Appreciation-Based PRSU awards granted to our CEO in 2024 will vest based upon the Company's stock price appreciation as measured using a simple average of the stock price over a trailing 60 trading day period. The actual number of shares that become eligible to vest, if any, will be determined by the achievement of performance goals for percentage increase of the Company's share price during a six-year performance period starting on the start date. The share price for the starting point of the performance period will be the simple average of the closing Company share price for the trailing 60 trading days up to and including the day prior to Mr. Tamer's start date. Share price increase goal achievement will be measured based on the simple average of the closing Company share price for the trailing 60 trading days up to and including the measurement date. The number of shares that become eligible to vest can range from 25% of the target number of shares (at a 25% share price increase) to 250% of the target number of shares (at a 200% share price increase). Assuming achievement of the applicable increased share price goal, (a) 50% of the shares achieved will vest on the third anniversary of the start date, (b) 75% of the shares achieved but not yet paid out will vest on the fourth anniversary of the start date, (c) 100% of the shares achieved but not yet paid out will vest on the fifth anniversary of the start date, and (d) 100% of any remaining shares achieved but not yet paid out will vest on the sixth anniversary of the start date.

Restricted Stock Unit Awards

Our standard time-based RSU awards vest over a four-year period, with 25% of the units subject to the awards vesting on the first anniversary of the date of grant and the remaining units vesting at the rate of 6.25% of the total number of units subject to the awards as of the end of each three-month period thereafter, contingent upon the recipient's continued service with us through each applicable vesting date. Upon vesting, the RSU awards may be settled by issuing that number of shares of our common stock that equal the number of units that have vested.

In fiscal 2024, following the departure of the Chief Executive Officer, James Anderson, additional Transition RSU grants were made to motivate and retain members of our high-performing executive team during our critical transition period and to provide incentives aligned with our high expectations for our team. On July 9, 2024, the Compensation Committee, and in the case of our Mr. Elashmawi, then-Interim CEO, the Board of Directors, approved Transition RSU grants with grant date fair values of $1,500.000 to: Ms. Luther, Mr. Elashmawi, and Mr. Nelson each individually. One-third of these Transition RSUs vested on January 1, 2025, and the remaining two-thirds vest on January 1, 2026. Following the appointment of our new CEO, the departure of Ms. Luther, and the Compensation Committee's market analysis of the retention holding power of our key executives' existing equity awards, on December 17, 2024, the Compensation Committee approved Transition RSU grants with the following grant date fair values: Mr. Elashmawi, $1,200,000; Mr. Nelson, $1,000,000; Mr. Desale, $3,500,000; and Ms. Feanny, $2,000,000. 50% of these Transition RSUs vest on the first anniversary of the grant date, and the remaining 50% of these Transition RSUs vest on the second anniversary of the grant date.

Restricted Stock Awards

The time-based RSAs granted to our CEO in 2024 vest over a four-year period, with 25% of the shares subject to the awards vesting on the first anniversary of the start date or vesting on February 15, 2026, as applicable, and the remaining shares vesting at the rate of 6.25% of the total number of shares subject to the awards as of the end of each three-month period thereafter, contingent upon continued employment as our CEO through each applicable vesting date. Upon vesting, the common stock shares granted under the RSAs are released from escrow.

Employee Benefits

Our Named Executive Officers are eligible to participate in the same employee benefit plans, and on the same terms and conditions, as all other full-time, salaried U.S. employees. These benefits include medical, dental and vision insurance, business travel insurance, an employee assistance program, health and dependent care flexible spending accounts, basic life insurance, accidental death and dismemberment insurance, short-term and long-term disability insurance, and commuter benefits. We also maintain a tax-qualified Section 401(k) retirement savings plan (the "Section 401(k) Plan") that provides eligible employees, including our Named Executive Officers, with an opportunity to save for retirement on a tax-advantaged basis. Participants may make pre-tax contributions to the

Section 401(k) Plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. An employee's interest in his or her pre-tax deferrals is 100% vested when contributed. Currently, we match 100% of the first 3% of a participant's contributions and 50% of the next 3% of the participant's contributions to the Section 401(k) Plan, subject to an applicable annual statutory maximum per employee.

We design our employee benefits programs to be affordable and competitive in relation to the market as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we do not provide significant perquisites or other personal benefits to our Named Executive Officers, except as generally made available to all our employees, or in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make an individual more efficient and effective, and for recruitment and retention purposes. During fiscal 2024, none of our Named Executive Officers received perquisites or other personal benefits that were, in the aggregate, $10,000 or more for each individual.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as those described in the preceding paragraph. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the Compensation Committee.

Employment Agreements

Each of our Named Executive Officers has entered into an employment agreement with the Company, except for Ms. Stevens, our Interim CFO through February 9, 2025, who is not party to an employment agreement. The Compensation Committee regularly reviews our form of employment agreement to align with current market practices. We believe these agreements provide for the best interests of the Company, support the retention of our Named Executive Officers, and help achieve consistency among similar officers.

Each of these employment agreements provides for "at will" employment (meaning that either we or the Named Executive Officer may terminate the employment relationship at any time without cause) and sets forth the then current compensation arrangements for the Named Executive Officer, including a base salary and participation in our employee benefit programs. In addition, these employment agreements provide that our Named Executive Officers will be eligible to receive certain severance payments and benefits in connection with certain involuntary terminations of employment, including in connection with a change in control of the Company. These post-employment compensation arrangements are discussed in "*Post-Employment Compensation*" below.

For detailed descriptions of the employment agreements we maintained with our Named Executive Officers during fiscal 2024, see "*Potential Payments upon Termination or Change in Control*" below.

Post-Employment Compensation

The employment agreements with our Named Executive Officers contain certain protections in the event of their involuntary termination of employment under specified circumstances, including following a change in control of the Company. These arrangements provide reasonable compensation to the Named Executive Officer if he or she leaves our employ under certain circumstances to facilitate his or her transition to new employment. Further, in some instances we seek to mitigate any potential employer liability and avoid future disputes or litigation by requiring a departing Named Executive Officer to sign a separation and release agreement acceptable to us as a condition to receiving post-employment compensation payments or benefits. We also believe that these arrangements help maintain their continued focus and dedication to their assigned duties to maximize stockholder value if there is a potential transaction that could involve a change in control of the Company.

In determining payment and benefit levels under the various circumstances triggering post-employment compensation provisions under the employment agreements of our Named Executive Officers, the Compensation Committee has drawn a distinction between (i) voluntary terminations of employment without good reason or terminations of employment for cause and (ii) terminations of employment without cause or voluntary terminations of employment for good reason. Payment in the latter circumstances has been deemed appropriate in light of the benefits described in the prior paragraphs, as well as the likelihood that the Named Executive Officer's departure is due, at least in part, to circumstances not within his or her control. In contrast, we believe that payments are not appropriate in the event of a termination of employment for cause or a voluntary resignation without good reason because such events often reflect either performance challenges or an affirmative decision by the executive to end his or her relationship without fault by the Company.

All payments and benefits that may be provided under a Named Executive Officer's employment agreement in connection with a change in control of the Company are payable only if there is a subsequent loss of employment by the Named Executive Officer (a so-called "double-trigger" arrangement). In the case of the acceleration of vesting of outstanding equity awards, we use this double-trigger arrangement instead of a single-trigger arrangement (where the vesting acceleration would apply upon the change in control) to protect against the loss of retention value following a change in control of the Company and to avoid windfalls, both of which could occur if vesting of either equity or cash-based awards accelerated automatically as a result of the transaction.

Ms. Stevens, who is not party to an employment agreement, is entitled to certain acceleration of vesting of outstanding equity awards in the event of a change in control, pursuant to the Company's Equity Protection Policy applicable to certain Company executives. Upon an involuntary termination, as defined in the policy, immediately prior to the change of control extending through a date that is 24 months after a qualifying change in control, Ms. Stevens will immediately vest in all compensatory equity that vests solely based on continued service, including any performance-based compensatory equity. Equity that vests based on performance shall vest based on the terms of such awards; provided, however, if no treatment has been set forth in such award then for purposes of determining performance under any relative TSR awards outstanding on or granted prior to the effective date of the change in control, the ending average stock price will be determined as the price per share paid for the Company's stock in the change in control and the peer group ending average stock price will be determined based on the average closing stock prices for the component members of the peer group for the 30-trading days ending prior to the date of the change in control. For purposes of any tranche where the determination period has not commenced as of the date of the public announcement of the proposed change in control, the Company stock price for the initial date of such determination period shall be deemed to be the price of the Company's stock as of the date of the original performance grant, and applied to any tranches of the relative TSR awards that were eligible to vest for measurement periods ending on or after the date of the change in control and those tranches shall be converted to RSUs and will vest on the originally scheduled measurement dates, subject to Ms. Stevens remaining a service provider to the Company or its successor through such dates.

In the event of a change in control of the Company, to the extent Section 280G or 4999 of the Code is applicable to a Named Executive Officer, such individual is entitled to receive either payment of the full amounts to which he or she is entitled or payment of such lesser amount that does not trigger the excise tax imposed by Section 4999, whichever results in him or her receiving the greatest after-tax amount.

We do not use excise tax payments (or "gross-ups") relating to a change in control of the Company and have no such obligations in place with respect to any of our Named Executive Officers.

We believe that having in place reasonable and competitive post-employment compensation arrangements in the event of a change in control of the Company is essential to attracting and retaining highly qualified executives. The Compensation Committee does not consider the specific amounts payable under the post-employment compensation arrangements when determining the annual compensation for our Named Executive Officers. We do believe, however, that these arrangements are necessary to offer compensation packages that are competitive.

For a summary of the material terms and conditions of the post-employment compensation arrangements we maintained with our Named Executive Officers during fiscal 2024, as well as an estimate of the potential payments and benefits that they would have been eligible to receive if a hypothetical change in control or other trigger event had occurred on December 28, 2024, see "*Potential Payments Upon Termination or Change in Control*" below.

Other Compensation Policies

Stock Ownership Policy

Our Corporate Governance Policies include a requirement that our CEO must maintain ownership of shares of our common stock equal in value to three times his base salary, while our executive officers must maintain ownership of shares of our common stock equal in value to two times their base salary. For purposes of our policy, stock ownership includes all shares of our common stock owned outright by our CEO or an executive officer or held in trust for them or immediate family members but does not include any unvested (including unearned performance-based awards) or unexercised equity compensation awards. Our CEO has five years from the date of initial appointment to this position to attain this ownership level, while each of our executive officers has five years from the later of (i) the date the Section 16 Officer is appointed as a Section 16 Officer or (ii) the date of the amendment of our Corporate Governance Policies to attain their required ownership level. As of December 28, 2024, all of our executive officers are in compliance with our stock ownership policy or are within the phase-in period.

Our Corporate Governance Policies include a requirement that the non-employee members of our Board Directors must maintain ownership of our common stock equal in value to five times his or her annual cash retainer for Board service (not inclusive of chair or committee retainers). New non-employee directors will have five years from the date of initial election to our Board of Directors to come into compliance with the ownership level. Compliance is tested annually at the time of our Annual Meeting of Stockholders. Any non-employee director who fails to meet the ownership requirement as of the applicable testing date is prohibited from any trading of their Company-granted shares of common stock until he or she comes into compliance. Following a failure to meet the ownership requirements, the non-employee director has three years to come into compliance. As of December 28, 2024, all of non-employee directors are in compliance with our stock ownership policy or are within the phase-in period.

Hedging and Pledging Prohibitions

Our Insider Trading Policy prohibits our employees (including our officers), the non-employee members of our Board of Directors and certain agents from engaging in short sales of our securities, transactions in publicly-traded options (such as puts and calls) or other derivative securities with respect to our securities, entering into hedging transactions, pledging our securities as collateral for loans and holding our securities in margin accounts. In addition, our Insider Trading Policy prohibits these individuals from trading our securities while in possession of material nonpublic information and trading the securities of our customers, suppliers, competitors, potential acquisitions or partners while in possession of material nonpublic information.

Compensation Recovery Policy

In 2023, the Company adopted an Executive Compensation Recovery ("Clawback") Policy (the "Clawback Policy") pursuant to the regulations mandated under the Dodd-Frank Wall Street Reform and Consumer Protection Act and Nasdaq Listing Rule 5608. The Clawback Policy applies to certain incentive-based compensation that is received on or after October 2, 2023. The Clawback Policy requires the Company to recover certain excess incentive-based compensation from current and former executive officers if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws or as otherwise described in the Clawback Policy and paid during the three completed fiscal years immediately preceding the trigger date, as defined in the Clawback Policy. Recoverable compensation is defined in the Clawback Policy but generally includes any incentive-based compensation that was granted, earned or vested based wholly or in part upon attainment of any financial reporting measure, to the extent the amount actually received exceeds the amount that would have been received if the incentive-based compensation had been determined based on the restated financial statements.

Prior to the adoption of the current Clawback Policy, we had previously adopted a clawback policy in our Corporate Governance Policies that continues to apply to compensation received prior to October 2, 2023. This prior policy provides that we will seek to recover, at the direction of the Compensation Committee after it has considered the costs and benefits of doing so, and to the extent permitted by applicable law, incentive compensation awarded or paid to an executive officer for a fiscal period if the result of a performance measure upon which the award was based or paid is subsequently restated or otherwise adjusted in a manner that would reduce the size of the award or payment. Where the result of a performance measure was considered in determining the compensation awarded or paid, but the incentive compensation was not awarded or paid based on a formula, the Compensation Committee will determine in its discretion the amount, if any, by which the payment or award should be reduced.

In addition, if an executive officer engaged in intentional misconduct that contributed to the award or payment to such executive officer of a greater amount of incentive compensation than would have been paid or awarded in the absence of the misconduct, we may take other remedial and recovery action, as determined by the Compensation Committee in its discretion.

Disclosure Policies and Practices Related to the Grant of Equity Awards Close in Time to the Release of Material Nonpublic Information

We do not grant stock options or similar awards as part of our standard equity compensation programs. Certain performance-based restricted stock units awarded to Mr. Tamer have a stock price appreciation component, and were not granted within a period of four business days before or one business day after the filing of a Form 10-Q, Form 10-K, or Form 8-K that disclosed material non-public information, other than the Form 8-K related to the appointment of Mr. Tamer as our CEO. No other named executive officer was awarded options or similar awards during the fiscal year ended December 28, 2024. We do not schedule equity award grants in anticipation of the release of material non-public information, nor do we time the release of material non-public information based on equity grant dates.

Tax and Accounting Considerations

Deduction Limitation

Section 162(m) of the Code generally limits the amount we may deduct from our federal income taxes for compensation paid to our CEO and certain other current and former executive officers that are "covered employees" within the meaning of Section 162(m) to $1 million per individual per year, subject to certain exceptions.

To maintain flexibility to compensate our executive officers in a manner designed to promote our short-term and long-term corporate goals and objectives, the Compensation Committee has not adopted a policy that all compensation must be deductible. The Compensation Committee believes it is important to maintain cash and equity incentive compensation at an appropriate level to attract and retain the individuals essential to our financial success, even if all or part of that compensation may not be deductible by reason of the Section 162(m) limit. Accordingly, we expect to pay compensation to our executive officers that may not be fully deductible when, for example, we believe such compensation is appropriate and in the best interests of our stockholders, after taking into consideration changing business conditions and/or the executive officer's performance.

Accounting for Stock-Based Compensation

We follow FASB ASC Topic 718, Compensation—Stock Compensation, for our stock-based compensation awards. FASB ASC Topic 718 requires us to measure the compensation expense for all share-based payments made to our employees and the members of our Board of directors, including options to purchase shares of our common stock and other stock-based awards, based on the grant date "fair value" of these awards. This calculation is performed for financial accounting purposes and reported in the compensation tables below, even though recipients may never realize any value from their awards. FASB ASC Topic 718 also requires us to recognize the compensation cost of our share-based compensation awards in our income statements over the period that a recipient is required to render services in exchange for the option or other award.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed with management the Compensation Discussion and Analysis to be included in this Proxy Statement filed pursuant to Section 14(a) of the Exchange Act. Based on the reviews and discussions referred to above, we recommended to the Board of Directors that the Compensation Discussion and Analysis referred to above be included in the Company's Annual Report for the fiscal year ended December 28, 2024 and this Proxy Statement for the Annual Meeting.

Compensation Committee

James Lederer, *Chair*
Que Thanh Dallara
John Forsyth
D. Jeffery Richardson

Summary Compensation and Equity Tables

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[2]	Total ($)
Ford Tamer President & CEO	**2024**	215,385	$0	68,938,422		0	1,173	69,154,980
	2023							
	2022							
Esam Elashmawi SVP Strategy & Marketing	**2024**	550,450		13,009,192		0	19,572	13,579,214
	2023	414,615		3,121,435		296,310	16,981	3,849,342
	2022	395,133		2,265,518		530,043	15,856	3,206,550
Tonya Stevens Interim CFO	**2024**	379,335		3,249,454		0	17,576	3,646,364
	2023	337,118		1,264,341		118,680	16,363	1,736,502
	2022	288,060		685,525		200,000	15,179	1,188,764
Pravin Desale SVP R&D	**2024**	411,692		14,889,855		0	8,587	15,310,134
	2023	115,385		5,889,421		81,508	5,313	6,091,626
	2022							
Tracy Feanny SVP & General Counsel	**2024**	390,579		10,340,405		0	17,480	10,748,464
	2023	374,567		2,482,800		248,418	16,368	3,122,154
	2022	346,083		1,999,294		464,581	14,715	2,824,673
Mark Nelson SVP Worldwide Sales	**2024**	465,315		12,791,129		0	19,266	13,275,709
	2023	446,295		3,121,435		295,834	17,688	3,881,252
	2022	427,212		2,265,518		622,581	16,563	3,331,874
James R. Anderson Former President & CEO	**2024**	325,865		15,948,933		0	13,154	16,287,952
	2023	711,539		12,897,726		754,965	16,368	14,380,598
	2022	664,500		9,665,998		1,307,682	15,243	11,653,423
Sherri Luther Former CFO	**2024**	360,881		12,516,855		0	18,373	12,896,108
	2023	428,563		3,547,117		284,130	17,688	4,277,498
	2022	405,256		2,831,937		543,651	16,563	3,797,406

(1) This amount represents the aggregate grant date fair value computed in accordance with the requirements of FASB ASC Topic 718. Amounts shown do not reflect compensation received by the Named Executive Officer. The assumptions used to calculate the value of the awards granted in fiscal 2024 are set forth in Note 11 in the Notes to Consolidated Financial Statements in the Annual Report, and for prior years in the corresponding note in that year's Annual Report on Form 10-K. Grant date fair values assuming maximum performance achievement for the 2024 PRSUs for the full performance cycle would be: Mr. Tamer - $85,434,015; Mr. Elashmawi - $23,048,050; Ms. Stevens - $3,249,513; Mr. Desale - $25,802,623; Ms. Feanny - $18,371,424; Mr. Nelson - $22,829,987; Mr. Anderson - $15,948,933; and Ms. Luther - $23,358,743.

(2) Additional information regarding the amounts provided in this column for fiscal 2024 is provided in the 2024 All Other Compensation Table that follows this table.

2024 All Other Compensation Table

Name	Supplemental Life Insurance/Disability Premiums ($)	Additional Group Life Insurance Premiums	Other ($)[1]	Total ($)
Ford Tamer **President & CEO**	0	1,173	0	1,173
Esam Elashmawi **SVP Strategy & Marketing**	1,209	2,838	15,525	19,572
Tonya Stevens **SVP & Interim CFO**	483	1,518	15,575	17,576
Pravin Desale **SVP R&D**	903	2,838	4,846	8,587
Tracy Feanny **SVP General Counsel**	483	1,518	15,479	17,480
Mark Nelson **SVP Worldwide Sales**	903	2,838	15,525	19,266
James Anderson **Former President & CEO**	0	701	12,454	13,154
Sherri Luther **Former CFO**	556	2,292	15,525	18,373

(1) Consists of employer contribution to 401(k) plan.

2024 Grants of Plan-Based Awards Table

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[1]
		Thresh-old ($)	Target ($)	Maxi-mum ($)	Thres-hold (#)	Target (#)	Maxi-mum (#)		
Ford Tamer President & CEO		—	258,462	0	—	—	—	—	—
	9/16/2024	—	—	—	—	—	—	255,745	$12,866,531
	9/16/2024	—	—	—	—	255,745	639,363	—	$24,943,990
	9/16/2024	—	—	—	—	218,586	546,465	—	$10,997,062
	9/16/2024	—	—	—	—	219,732	549,330	—	$20,130,839
Esam Elashmawi SVP Strategy & Marketing		—	459,850	0	—	—	—	—	—
	2/16/2024	—	—	—	—	—	—	18,645	$1,365,560
	2/16/2024	—	—	—	—	18,645	37,290	—	$2,141,565
	6/26/2024	—	—	—	—	118,389	295,973	—	$6,692,530
	7/9/2024	—	—	—	—	—	—	25,124	$1,501,159
	12/17/2024	—	—	—	—	—	—	20,845	$1,308,441
Tonya Stevens Interim CFO		—	66,635	0	—	—	—	—	—
	7/15/2024	—	—	—	—	—	—	21,918	$1,311,414
	10/31/2024	—	—	—	—	—	—	38,257	$1,938,100
Pravin Desale SVP R&D		—	349,938	0	—	—	—	—	—
	2/16/2024	—	—	—	—	—	—	18,645	$1,365,560
	2/16/2024	—	—	—	—	18,645	37,290	—	$2,141,565
	2/16/2024	—	—	—	—	11,933	23,866	—	$873,973
	6/26/2024	—	—	—	—	118,389	295,973	—	$6,692,530
	12/17/2024	—	—	—	—	—	—	60,797	$3,816,228
Tracy Feanny SVP General Counsel		—	331,992	0	—	—	—	—	—
	2/16/2024	—	—	—	—	—	—	14,916	$1,092,448
	2/16/2024	—	—	—	—	14,916	29,832	—	$1,713,252
	6/26/2024	—	—	—	—	94,711	236,778	—	$5,354,013
	12/17/2024	—	—	—	—	—	—	34,741	$2,180,693
Mark Nelson SVP Worldwide Sales		—	395,518	0	—	—	—	—	—
	2/16/2024	—	—	—	—	—	—	18,645	$1,365,560
	2/16/2024	—	—	—	—	18,645	37,290	—	$2,141,565
	6/26/2024	—	—	—	—	118,389	295,973	—	$6,692,530
	7/9/2024	—	—	—	—	—	—	25,124	$1,501,159
	12/17/2024	—	—	—	—	—	—	17,370	$1,090,378
James R. Anderson Former President & CEO		—	0	0	—	—	—	—	—
	2/16/2024	—	—	—	—	—	—	74,580	$5,462,239
	2/16/2024	—	—	—	—	74,580	186,450	—	$10,486,694
Sherri Luther Former CFO		—	0	0	—	—	—	—	—
	2/16/2024	—	—	—	—	—	—	20,137	$1,474,834
	2/16/2024	—	—	—	—	20,137	40,274	—	$2,312,936
	6/26/2024	—	—	—	—	127,860	319,650	—	$7,227,926
	7/9/2024	—	—	—	—	—	—	25,124	$1,501,159

(1) Fair value as of the grant date was determined in accordance with ASC 718. The assumptions used to calculate the value of the awards are set forth in Note 11 in the Notes to Consolidated Financial Statements in our Annual Report.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Amounts in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table for fiscal years 2022, 2023, and 2024 represent payments of awards under our Corporate Incentive Plan for each of those years. Each Named Executive Officer's potential award was based on a specified percentage of his or her annual base salary and the potential award increases when and if a Named Executive Officer's annual base salary increases. Payments under our Corporate Incentive Plan are made annually based on the achievement of the goals applicable to the year.

Please see the section "Compensation Discussion and Analysis" above for more information about our Corporate Incentive Plan for fiscal 2024.

Other elements of executive compensation include participation in a broad-based life and disability insurance program, broad-based medical benefits, and the ability to defer compensation pursuant to a broad-based 401(k) plan that provides matching contributions. The Company does not maintain a pension plan or any other defined benefit retirement plans.

The Company provides certain supplemental life and disability insurance coverage to executive officers and certain other members of senior management. Because the Company negotiates these insurance arrangements on a bulk basis, such insurance coverage, whether issued on a group basis or individually underwritten, is obtained by the Company at rates that are likely to be better than those obtainable by individuals seeking comparable insurance coverage on their own. The premiums paid by the Company for such supplemental insurance are considered a taxable benefit to the employee.

The principal equity components of our executive compensation are time-based RSUs and PRSUs, provided that in the case of our new CEO solely in connection with his hiring in fiscal 2024, RSAs. We believe that PRSUs align the appropriate incentives of our executives with the desired performance outcomes of the Company. We believe that time-based RSUs help us retain our executives by providing a means of retention and motivation for our executives and also align their interests with long-term stock price appreciation, while also ensuring that they receive some value from their equity awards since the RSUs will never be out of the money. These grants are intended to align the interests of our executives with those of our stockholders and we intend to continue our increased focus on this alignment. Since 2018, the Company has not issued stock options to our executives.

During fiscal 2024, only Mr. Anderson, our former CEO, had stock options from grants prior to 2018. Those stock option grants had a per share exercise price equal to the fair market value of our stock on the date of grant and a seven-year term.

2024 Outstanding Equity Awards at Fiscal Year-End Table

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercis-able (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(**)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Ford Tamer President & CEO								218,586[1]	12,887,831
								255,745	15,078,725
								219,739[3]	12,955,811
						255,745[4]	15,078,725		
Esam Elashmawi SVP Strategy & Marketing						784[5]	46,225		
								25,086[6]	1,479,071
						4,429[7]	261,134		
								14,171[8]	835,522
						7,734[9]	455,997		
								13,749[10]	810,641
						18,645[11]	1,099,309		
								18,645[12]	1,099,309
								118,389[13]	6,980,215
						25,124[14]	1,481,311		
						20,844[15]	1,228,962		
Tonya Stevens Interim CFO						1,032[16]	60,847		
						4,648[17]	274,046		
						9,379[18]	552,986		
						21,918[19]	1,292,285		
						9,564[20]	563,893		
						28,693[21]	1,691,739		
Pravin Desale SVP R&D						18,758[22]	1,105,972		
								18,191[23]	1,072,541
						18,645[24]	1,099,309		
								18,645[25]	1,099,309
								11,933[26]	703,570
								118,389[27]	6,980,215
						60,797[28]	3,584,591		
Tracy Feanny SVP General Counsel						2,215[29]	130,596		
						1,071[30]	63,146		
								3,426[31]	201,997
								15,943[32]	939,999
						6,152[33]	362,722		
								10,936[34]	644,787
						14,916[35]	879,447		
								14,916[36]	879,447
								94,711[37]	5,584,161
						34,741[38]	2,048,329		

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercis-able (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(**)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Mark Nelson SVP Worldwide Sales						713[39]	42,038		
								22,807[40]	1,344,701
						4,429[41]	261,134		
								14,171[42]	835,522
						7,734[43]	455,997		
								13,749[44]	810,641
						18,645[45]	1,099,309		
								18,645[46]	1,099,309
								118,389[47]	6,980,215
						25,124[48]	1,481,311		
						17,370[49]	1,024,135		

** The market value of shares that have not vested was determined based on the fair market value of the Company's common stock as of December 28, 2024, the last business day of fiscal 2024.

(1) These performance RSUs were granted on September 16, 2024 and vest upon achievement of the performance conditions.

(2) These performance RSUs were granted on September 16, 2024 and vest upon achievement of the market conditions.

(3) These performance RSUs were granted on September 16, 2024 and vest upon achievement of the market conditions.

(4) These RSAs were granted on September 16, 2024. The RSAs vest at the rate of 25% of the total RSAs as of one year from the grant date, and at the rate of 6.25% of the total RSAs as of the end of each three-month period thereafter.

(5) These RSUs were granted on February 19, 2021. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(6) These performance RSUs were granted on February 19, 2021 and vest upon achievement of the performance conditions.

(7) These RSUs were granted on February 18, 2022. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(8) These performance RSUs were granted on February 18, 2022 and vest upon achievement of the market conditions.

(9) These RSUs were granted on February 17, 2023. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(10) These performance RSUs were granted on February 17, 2023 and vest upon achievement of the market conditions.

(11) These RSUs were granted on February 16, 2024. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(12) These performance RSUs were granted on February 16, 2024 and vest upon achievement of the market conditions.

(13) These performance RSUs were granted on June 6,2024 and vest upon achievement of the performance conditions.

(14) These RSUs were granted on July 9,2024. 1/3rd of the RSU grant vest on January 1, 2025, 2/3rd vest on January 1, 2026.

(15) These RSUs were granted on December 17, 2024. The RSUs vest at the rate of 50% each year over a 2 year period.

(16) These RSUs were granted on August 6, 2021. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(17) These RSUs were granted on August 5, 2022. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(18) These RSUs were granted on August 4, 2023. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(19) These RSUs were granted on July 15, 2024. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(20) These RSUs were granted on October 31, 2024. The RSUs vest at the rate of 50% each year over 2 year period.

(21) These RSUs were granted on October 31, 2024. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(22) These RSUs were granted on September 11, 2023. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(23) These performance RSUs were granted on September 11, 2023 and vest upon achievement of the market conditions.

(24) These RSUs were granted on February 16, 2024. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(25) These performance RSUs were granted on February 16, 2024 and vest upon achievement of the market conditions.

(26) These performance RSUs were granted on February 16, 2024 and vest upon achievement of the performance conditions.

(27) These performance RSUs were granted on June 26, 2024 and vest upon achievement of the performance conditions.

(28) These RSUs were granted on December 17, 2024. The RSUs vest at the rate of 50% each year over 2 year period.

(29) These RSUs were granted on November 3, 2021. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(30) These RSUs were granted on August 5, 2022. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(31) These performance RSUs were granted on February 18, 2022 and vest upon achievement of the market conditions.

(32) These performance RSUs were granted on February 18, 2022 and vest upon achievement of the performance conditions.

(33) These RSUs were granted on February 17, 2023. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(34) These performance RSUs were granted on February 17, 2023 and vest upon achievement of the market conditions.

(35) These RSUs were granted on February 16, 2024. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.

(36) These performance RSUs were granted on February 16, 2024 and vest upon achievement of the market conditions.

(37) These performance RSUs were granted on June 6, 2024 and vest upon achievement of the performance conditions.

(38) These RSUs were granted on December 17, 2024. The RSUs vest at the rate of 50% each year over 2 year period.
(39) These RSUs were granted on February 19, 2021. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.
(40) These performance RSUs were granted on February 19, 2021 and vest upon achievement of the performance conditions.
(41) These RSUs were granted on February 18, 2022. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.
(42) These performance RSUs were granted on February 18, 2022 and vest upon achievement of the market conditions.
(43) These RSUs were granted on February 17, 2023. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.
(44) These performance RSUs were granted on February 17, 2023 and vest upon achievement of the market conditions.
(45) These RSUs were granted on February 16, 2024. The RSUs vest at the rate of 25% of the total RSUs as of one year from the grant date, and at the rate of 6.25% of the total RSUs as of the end of each three-month period thereafter.
(46) These performance RSUs were granted on February 16, 2024 and vest upon achievement of the market conditions.
(47) These performance RSUs were granted on June 26, 2024 and vest upon achievement of the performance conditions.
(48) These RSUs were granted on July 9, 2024. 1/3rd of the RSU grant vest on January 1, 2025, 2/3rd vest on January 1, 2026.
(49) These RSUs were granted on December 17, 2024. The RSUs vest at the rate of 50% each year over a 2 year period.

2024 Option Exercises and Stock Vested Table

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
Ford Tamer President & CEO	—	—	255,745	12,866,531
Esam Elashmawi SVP Strategy & Marketing	—	—	64,687	4,310,447
Tonya Stevens Interim CFO	—	—	10,160	543,021
Pravin Desale SVP R&D	—	—	8,527	413,117
Tracy Feanny SVP General Counsel	—	—	26,338	1,600,022
Mark Nelson SVP Worldwide Sales	—	—	59,840	3,987,183
James Anderson Former President & CEO	174,363	11,240,065	268,280	18,449,333
Sherri Luther Former CFO	—	—	70,689	4,757,180

(1) The value realized on vesting was determined based on the fair market value of the Company's common stock on the date of vesting.

Potential Payments upon Termination or Change-in-Control

Employment Agreement with Ford Tamer

In connection with his hiring, the Company entered into an employment agreement with Mr. Tamer effective September 16, 2024. Under the terms of the agreement, in the event of an Involuntary Termination (which is defined as termination of his employment by the Company without Cause (as defined in the agreement) or by Mr. Tamer for Good Reason (as defined in the agreement)), Mr. Tamer will receive the following severance payments and benefits:

- a lump sum payment equal to Mr. Tamer's then base salary, plus an amount equal to the annual incentive payment that Mr. Tamer would have earned had his employment continued through the end of the fiscal year in which the Involuntary Termination occurs, with such amount to be estimated reasonably and in good faith by the Company's finance group at the time of the Involuntary Termination based on the anticipated actual payout as of the end of the fiscal year based on the performance of the Company;

- if Mr. Tamer elects to continue health insurance coverage under COBRA, reimbursement of the monthly COBRA premium for him and his eligible covered dependents until the earliest of 12 months after the termination date, the date he commences receiving substantially equivalent coverage in connection with new employment or the date he is no longer entitled to continuation coverage under the Company's group health plan; and

- acceleration of the vesting of Mr. Tamer equity awards with respect to an additional number of shares of Company common stock as if Mr. Tamer had continued service with the Company for an additional 12 months following the date of his Involuntary Termination; provided that, with respect to the RSAs granted to Mr. Tamer pursuant to his employment agreement, if such Involuntary Termination occurs before the second anniversary of Mr. Tamer's start date of employment with the Company, Mr. Tamer will receive acceleration of the vesting of such RSAs as if Mr. Tamer had continued service with the Company for an additional 24 months following the date of his Involuntary Termination, and with any performance-based equity awards vesting by reason of a determination/testing date falling within the 12-month period following the date of the Involuntary Termination vesting at the target amount (i.e., at the 100% vesting level for the applicable determination/testing date).

If the Involuntary Termination occurs in connection with a change in control (which includes an Involuntary Termination that occurs during the period beginning 90 days prior to the change in control and ending 24 months following the change in control), then Mr. Tamer will fully vest in all his outstanding equity awards and the amount of the lump sum cash severance payment described in the first bullet above will be increased to two times his then base salary, plus two times his then target bonus amount.

In order to receive the severance payments and benefits described above, Mr. Tamer is required to timely sign and not revoke a separation agreement and release of claims and to continue to comply with the post-employment non-solicitation and non-disparagement covenants in the agreement.

In the event any payments or benefits to be provided to Mr. Tamer (including any severance payments or benefits under the agreement) are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code as a result of such payments or benefits being classified as "parachute payments" under Section 280G of the Internal Revenue Code, such payments and benefits will either be paid in full or reduced to a lesser that would result in no portion of such payments and benefits being subject to the excise tax, whichever would entitle Mr. Tamer to receive the greatest after-tax amount.

In the event of a change in control:

- Mr. Tamer's equity awards that vest based on performance will vest based on the terms of such awards, provided that if no treatment has been set forth in such award then for purposes of determining performance under any relative TSR awards outstanding on or granted after the effective date of the agreement, then (i) the ending average stock price will be determined as the price per share paid for the Company's stock in the change in control and the peer group ending average stock price will be determined based on the average closing stock prices for the component members of the peer group for the 30-trading days ending prior to the date of the change in control, (ii) for purposes of any tranche where the determination period has not commenced as of the date of the public announcement of the proposed change in control, the Company stock price for the initial date of such determination period will be deemed to be the price of the Company's stock as of the date of the original performance grant, and (iii) this calculation will be applied to any tranches of the relative TSR awards that were eligible to vest for measurement periods ending on or after the date of the change in control and those tranches will be converted to RSUs and will vest on the originally scheduled measurement dates, subject to Mr. Tamer remaining a service provider to the Company or its successor through such dates and such awards being afforded the same protection under the agreement as equity awards that vest solely based on service; and

For purposes of Mr. Tamer's employment agreement, "Cause" means material breach of the agreement that is not corrected within a 30-day correction period that begins upon delivery to Mr. Tamer of a written demand from the Company that describes the basis for the Company's belief that Mr. Tamer has materially breached the agreement, to include (i) Mr. Tamer's willful and continued failure to perform the lawful and reasonable duties and responsibilities of his position; (ii) any act of dishonesty with the intention or reasonable expectation of personal enrichment; (iii) Mr. Tamer's conviction of a felony; (iv) any tortious or unlawful act that causes or reasonably could cause material harm to the Company; (v) any willful unauthorized use or disclosure of trade secrets or other confidential information; (vi) breach of any fiduciary duty owed to the Company that has or could reasonably be expected to have a material detrimental effect on the Company's reputation or business; (vii) any refusal to comply with the reasonable and lawful instructions of the board of directors, to including obstructing or impeding investigations; (viii) material breach of any written Company policy or of the Company's written code of conduct.

For purposes of Mr. Tamer's employment agreement, "Good Reason" means the occurrence of any of the following, without Mr. Tamer's express written consent: (i) a material diminution of Mr. Tamer's duties, responsibilities, or authority; (ii) a material diminution of Mr. Tamer's base salary or target bonus amount, other than a one-time reduction of less than 25% that also is applied equally to all other executive officers of the Company; (iii) the Company's material breach of the agreement or any equity award agreement; (iv) the Company requiring Mr. Tamer to relocate his primary place of employment to a facility or location that is more than 30 miles from his principal place of employment as of the effective date of the agreement; provided, however, that Mr. Tamer will only have Good Reason if (x) he notifies the board of directors in writing of the existence of the condition which he believes constitutes Good Reason within 90 days of the initial existence of such condition (which notice specifically identifies such condition), (y) the Company fails to remedy such condition within 30 days after the date on which the board of directors receives such notice, and (z) his resignation is effective within 30 days after the expiration of such 30-day remedial period.

Employment Agreements with Other Named Executive Officers

The following paragraphs describe the terms of the employment agreements between the Company and each of Mr. Desale, Mr. Elashmawi, Ms. Feanny, and Mr. Nelson that provide for payment of benefits to our Named Executive Officers at, following, or in connection with, any termination of such Named Executive Officer's employment with the Company. The terms of the employment agreements between the Company and each of Mr. Anderson and Ms. Luther are omitted as such former executives were no longer with the Company at the end of fiscal 2024. Ms. Stevens, our Interim CFO through February 9, 2025, did not have an employment agreement with the Company in fiscal 2024.

The Company entered into employment agreements with Mr. Desale in September 2023, Mr. Elashmawi in September 2018, Ms. Feanny in November 2021, and Mr. Nelson in January 2019, in connection with hiring each of them or their continuing employment. Mr. Elashmawi's and Mr. Nelson's agreement was amended in 2020 to align with our current form of agreement that was amended in 2020.

Under the terms of each of these employment agreements, in the event of an Involuntary Termination (which is defined as termination of the applicable Named Executive Officer's employment by the Company without Cause (as defined in the agreement) or by the Named Executive Officer for Good Reason (as defined in the agreement)), the Named Executive Officer will receive the following severance payments and benefits:

▪ a lump sum payment equal to the Named Executive Officer's then base salary, plus the Named Executive Officer's then target bonus amount (adjusted pro rata on a monthly basis depending upon the month in which the Involuntary Termination occurs and for the amount estimated by the Company's finance group to be the anticipated bonus plan payment percentage based on the performance of the Company anticipated for the applicable fiscal year); and

▪ if the Named Executive Officer elects to continue health insurance coverage under COBRA, reimbursement of the monthly COBRA premium for the Named Executive Officer and his or her eligible covered dependents until the earliest of 12 months after the termination date, the date he or she commences receiving substantially equivalent coverage in connection with new employment or the date he or she is no longer entitled to continuation coverage under the Company's group health plan.

If the Involuntary Termination occurs in connection with a change in control (which includes an Involuntary Termination that occurs during the period beginning immediately prior to the change in control and ending 24 months following the change in control), then the Named Executive Officer will fully vest in all his or her outstanding equity awards that vest solely based on continued service (including any equity awards after giving effect to the treatment of equity awards in the event of a change in control described below), and the amount of the lump sum cash severance payment described in the first bullet above will be increased to his or her base salary, plus 100% of his or her then target bonus amount (without any pro rationing or other adjustment).

In order to receive the severance payments and benefits described above, the Named Executive Officer is required to timely sign and not revoke a separation agreement and release of claims and to continue to comply with the post-employment non-solicitation and non-disparagement covenants in the agreement.

In the event the severance payments or benefits under the agreement, and any other payments or benefits, to be provided to the Named Executive Officer are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code as a result of such payments or benefits being classified as "parachute payments" under Section 280G of the Internal Revenue Code, such payments and benefits will either be paid in full or reduced to a lesser that would result in no portion of such payments and benefits being subject to the excise tax, whichever would entitle the Named Executive Officer to receive the greatest after-tax amount.

In the event of a change in control, the Named Executive Officer's equity awards that vest based on performance will vest based on the terms of such awards, provided that if no treatment has been set forth in such award then for purposes of determining performance under any relative TSR awards outstanding on or granted after the effective date of the agreement, then (i) the ending average stock price will be determined as the price per share paid for the Company's stock in the change in control and the peer group ending average stock price will be determined based on the average closing stock prices for the component members of the peer group for the 30-trading days ending prior to the date of the change in control, (ii) for purposes of any tranche where the determination period has not commenced as of the date of the public announcement of the proposed change in control, the Company stock price for the initial date of such determination period will be deemed to be the price of the Company's stock as of the date of the original performance grant, and (iii) this calculation will be applied to any tranches of the relative TSR awards that were eligible to vest for measurement periods ending on or after the date of the change in control and those tranches will be converted to restricted stock units and will vest on the originally scheduled measurement dates, subject to the Named Executive Officer remaining a service provider to the Company or its successor through such dates and such awards being afforded the same protection under the agreement as equity awards that vest solely based on service.

For purposes of the employment agreements with Mr. Desale, Mr. Elashmawi, Mr. Nelson, and Ms. Feanny, "Cause" means (i) the applicable Named Executive Officer's material breach of the agreement that is not corrected within a 30-day correction period that begins upon delivery to the Named Executive Officer of a written demand from the Company that describes the basis for the Company's belief that the Named Executive Officer has materially breached the agreement; (ii) any refusal to comply with the reasonable and lawful instructions of the board of directors; (iii) any willful act of fraud or dishonesty that causes material damage to the Company; (iv) any willful violation of the Company's insider trading policy; (v) any willful violation of the Company's conflict of interest policies; (vi) any willful unauthorized use or disclosure of trade secrets or other confidential information; or (vii) the Named Executive Officer's conviction of a felony.

For purposes of the employment agreements with Mr. Desale, Mr. Elashmawi, Mr. Nelson, and Ms. Feanny, "Good Reason" means the occurrence of any of the following, without the applicable Named Executive Officer's express written consent: (i) a material diminution of the Named Executive Officer's duties or responsibilities; (ii) a material diminution of the Named Executive Officer's base salary or target bonus amount that also is applied to substantially all other executive officers of the Company on the approval of the board of directors if the Named Executive Officer's reduction is substantially proportionate to, or no greater than (on a percentage basis), the reduction applied to substantially all other executive officers; (iii) the Company's material breach of the agreement; or (iv) the Company requiring the Named Executive Officer to relocate his or her primary place of employment to a facility or location that is more than 30 miles from his or her principal place of employment as of the effective date of the agreement; provided, however, that the Named Executive Officer will only have Good Reason if (i) he or she notifies the board of directors in writing of the existence of the condition which he or she believes constitutes Good Reason within 90 days of the initial existence of such condition (which notice specifically identifies such condition), (ii) the Company fails to remedy such condition within 30 days after the date on which the board of directors receives such notice, and (iii) his or her resignation is effective within 30 days after the expiration of such 30-day remedial period.

Equity Award Agreements

The award agreements governing the relative TSR PRSU awards granted to our Named Executive Officers each provide that in the event of a change in control that occurs before the end of the performance period, then (i) the performance period will be shortened so that it ends on the date of the change in control, with the ending stock price for purposes of determining the Company's TSR equal to the price per share paid for the Company's stock in the change in control and the ending stock price for purposes of determining the TSR of each member of the peer group equal to the average closing stock prices for such company's stock for the 30-calendar days on the date of the change in control, and

(ii) the number of PRSUs that become eligible to vest based on the relative TSR for such adjusted performance period will vest on the last day of the originally scheduled performance period, subject to the applicable Named Executive Officer remaining a service provider to the Company or its successor.

The award agreements governing the Revenue Growth PRSUs granted to our Named Executive Officers each provide that in the event of a change in control that occurs before the end of the performance period, then the number of PRSUs that become eligible to vest will be equal to the target number of PRSUs, and such PRSUs will vest on the originally scheduled measurement dates, subject to the applicable Named Executive Officer remaining a service provider to the Company or its successor.

Equity Protection Policy

Ms. Stevens is entitled to certain acceleration of vesting of outstanding equity awards in the event of a change in control, pursuant to the Company's Equity Protection Policy applicable to certain Company executives. Upon an involuntary termination, as defined in the policy, immediately prior to the change of control extending through a date that is 24 months after a qualifying change in control, Ms. Stevens will immediately vest in all compensatory equity that vests solely based on continued service, including any performance-based compensatory equity. Equity that vests based on performance shall vest based on the terms of such awards; provided, however, if no treatment has been set forth in such award then for purposes of determining performance under any relative TSR awards outstanding on or granted prior to the effective date of the change in control, the ending average stock price will be determined as the price per share paid for the Company's stock in the change in control and the peer group ending average stock price will be determined based on the average closing stock prices for the component members of the peer group for the 30-trading days ending prior to the date of the change in control. For purposes of any tranche where the determination period has not commenced as of the date of the public announcement of the proposed change in control, the Company stock price for the initial date of such determination period shall be deemed to be the price of the Company's stock as of the date of the original performance grant, and applied to any tranches of the relative TSR awards that were eligible to vest for measurement periods ending on or after the date of the change in control and those tranches shall be converted to RSUs and will vest on the originally scheduled measurement dates, subject to Ms. Stevens remaining a service provider to the Company or its successor through such dates.

The following table provides information regarding the amounts that would have been owed to our Named Executive Officers who were employed by the Company at fiscal year-end if (i) their employment with the Company had been terminated or (ii) a change in control occurred, in each case as of the last day of fiscal 2024.

Name	Basis of Payment	Cash Severance ($)	Continuation of Insurance Benefit ($)	Vesting of Equity Awards ($)[1]	Total ($)
Ford Tamer President & CEO	Involuntary Termination Not in Connection With a Change in Control	1,760,000	29,059	2,698,363	4,487,422
	Involuntary Termination in Connection With a Change in Control	3,520,000	29,059	56,001,092	59,550,151
Esam Elashmawi SVP Strategy & Marketing	Involuntary Termination Not in Connection With a Change in Control	1,000,850	36,160		1,037,010
	Involuntary Termination in Connection With a Change in Control	1,000,850	36,160	15,777,696	16,841,706
Tonya Stevens Interim CFO	Involuntary Termination Not in Connection With a Change in Control				
	Involuntary Termination in Connection With a Change in Control			4,435,797	4,435,797
Pravin Desale SVP R&D	Involuntary Termination Not in Connection With a Change in Control	769,600	38,701		808,301
	Involuntary Termination in Connection With a Change in Control	769,600	38,701	15,645,508	16,453,809
Tracy Feanny SVP General Counsel	Involuntary Termination Not in Connection With a Change in Control	728,282	40,556		768,838
	Involuntary Termination in Connection With a Change in Control	728,282	40,556	11,734,632	12,503,470
Mark Nelson SVP Worldwide Sales	Involuntary Termination Not in Connection With a Change in Control	869,840	36,160		906,001
	Involuntary Termination in Connection With a Change in Control	869,840	36,160	15,434,313	16,340,314

(1) The value of each Named Executive Officer's equity award vesting acceleration benefit in connection with a qualifying termination of the Named Executive Officer's employment or the Named Executive Officer's performance-based awards becoming subject only to time-based vesting upon a change in control, as applicable, is calculated as the number of shares covered by the portions of the Named Executive Officer's equity awards that are subject to such acceleration or that are eligible to vest following such change in control, as applicable, multiplied by the closing price of our common stock on December 28, 2024 (the last trading day in fiscal 2024), which was $58.96 per share.

(2) Represents the value of the accelerated vesting of certain of each Named Executive Officer's outstanding equity awards upon a qualifying termination of the Named Executive Officer's employment as described above under the sections titled "Potential Payments upon Termination or Change-in-Control – Employment Agreement with Ford Tamer" and "Potential Payments upon Termination or Change-in-Control – Employment Agreement with Other Named Executive Officers".

(3) Represents value of certain of each Named Executive Officer's outstanding performance-based equity awards becoming subject only to time-based vesting upon a change in control as described above under the sections titled "Potential Payments upon Termination or Change-in-Control – Employment Agreement with Ford Tamer", "Potential Payments upon Termination or Change-in-Control – Employment Agreement with Other Named Executive Officers", and "Potential Payments upon Termination or Change-in-Control – Equity Award Agreements".

CHIEF EXECUTIVE OFFICER PAY RATIO

As required by the Dodd-Frank Act, we are providing the following information about the relationship of the annual total compensation of our employees and the annual total compensation of our CEO. In fiscal 2024, three individuals held the position of CEO of the Company: Mr. Anderson from January 1, 2024 through June 2, 2024, when Mr. Anderson resigned his position, Mr. Elashmawi as our Interim CEO from June 3, 2024 through September 15, 2024, and Mr. Tamer, our current CEO, from September 16, 2024 through December 28, 2024. For the purposes of this calculation, their compensation for the period when they each served as CEO during 2024 was combined and calculated in a manner consistent with that used for the Summary Compensation Table. We pro-rated Mr. Tamer's and Mr. Elashmawi's salary, bonus, and 401(k) plan matching contribution, and Mr. Tamer's equity-based incentive compensation that includes certain promotional awards that is described under "Long Term Incentives" in the CD&A. Due to the new-hire awards of Mr. Tamer, the CEO's total compensation and accompanying pay ratio as disclosed here is not reflective of what we would expect CEO compensation to be in future years.

To identify the "median employee" from our employee population, we determined that, as of the last day of fiscal 2024, our employee population consisted of approximately 1,110 individuals working at our parent company and consolidated subsidiaries. We selected simplified total compensation, measured using our internal payroll and accounting records for fiscal 2024, as the most appropriate measure of compensation. Simplified total compensation consists of the sum of the three major pay elements received by all employees in fiscal 2024: (1) salary or base pay paid during fiscal 2024; (2) non-equity incentive plan compensation (which consists of bonus payments paid under the Corporate Incentive plan or Sales Incentive Play), during fiscal 2024; and (3) equity compensation, which consists of the grant date fair value of equity compensation awards granted during fiscal 2024 calculated according to ASC Topic 718, excluding any estimated forfeitures. This calculation was performed for all employees of the Company as of December 28, 2024, excluding Mr. Anderson, Mr. Elashmawi, and Mr. Tamer, each for the period during which they were serving as our CEO. We identified four individuals who would qualify as our median employee and, in our reasonable estimate, used an average of their annual total compensation.

For fiscal 2024, our last completed fiscal year:

- The median of the annual total compensation of all employees of our company (other than our CEOs), was $72,378.

- The annualized annual total compensation of our CEOs, including significant hiring grants for our new CEO that occurred in fiscal 2024, calculated in accordance with Item 402(c)(2)(x) of Regulation S-K and based on compensation provided to each individual for the time he served as our CEO during fiscal 2024, was $93,990,593.

Ratio

For 2024, based on this information, the annual total compensation of our CEO was 1,298.6 times that of the median of the annual total compensation of all employees.

We believe this pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

PAY VERSUS PERFORMANCE DISCLOSURE

In accordance with rules adopted by the Securities and Exchange Commission pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, we provide the following disclosure regarding executive compensation for our principal executive officer ("PEO") and other named executive Officers ("Non-PEO NEOs") and Company performance for the fiscal years listed below. The Compensation Committee did not consider the pay versus performance disclosure below in making its pay decisions for any of the years shown.

Year	Summary Compensation Table Total for James R. Anderson[1] ($)	Compensation Actually Paid to James R. Anderson[1,2,3] ($)	Summary Compensation Table Total for Esam Elashmawi[1] ($)	Compensation Actually Paid to Esam Elashmawi[1,2,3] ($)	Summary Compensation Table Total for Ford Tamer[1] ($)	Compensation Actually Paid to Ford Tamer[1,2,3] ($)	Average Summary Compensation Table Total for Non-PEO NEOs[(1)] ($)	Average Compensation Actually Paid to Non-PEO NEOs[1,2,3] ($)	Value of Initial Fixed $100 Investment based on:[4] TSR ($)	Value of Initial Fixed $100 Investment based on:[4] Peer Group TSR ($)	Net Income ($ Millions)	TSR Percentile Rank Relative to the Russell 3000 Index[5]
2024	16,287,952	(21,719,177)	13,579,214	4,114,264	69,154,980	56,448,465	10,446,083	1,955,462	306.60	294.12	61.1	27th percentile
2023	14,379,579	22,039,109	0	0	0	0	4,523,440	5,492,714	358.76	237.57	259.1	43rd percentile
2022	11,653,423	8,548,319	0	0	0	0	3,395,414	(392,017)	337.39	142.26	178.9	59th percentile
2021	18,387,422	70,640,501	0	0	0	0	4,764,499	15,839,660	400.73	218.45	95.9	89th percentile
2020	7,226,551	49,899,940	0	0	0	0	2,356,257	15,086,398	238.27	152.93	47.4	93rd percentile

(1) James R. Anderson, Esam Elashmawi, and Ford Tamer were our PEOs for year 2024, with James R. Anderson being the PEO from 2020 to 2024. The individuals comprising the Non-PEO NEOs for each year presented are listed below.

2020	2021	2022	2023	2024
Sherri Luther	Sherri Luther	Sherri Luther	Sherri Luther	Sherri Luther
Esam Elashmawi	Esam Elashmawi	Esam Elashmawi	Esam Elashmawi	Mark Nelson
Stephen Douglass	Stephen Douglass	Stephen Douglass	Mark Nelson	Pravin Desale
Mark Nelson	Mark Nelson	Mark Nelson	Pravin Desale	Tracy Feanny
				Tonya Stevens

(2) The amounts shown for Compensation Actually Paid have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect the Summary Compensation Table Total with certain adjustments as described in footnote 3 below.

(3) Compensation Actually Paid reflects the exclusions and inclusions of certain amounts for the PEO and the Non-PEO NEOs as set forth below. Equity values are calculated in accordance with FASB ASC Topic 718. Amounts in the Exclusion of Stock Awards column are the totals from the Stock Awards column set forth in the Summary Compensation Table.

Year	Summary Compensation Table Total for James R. Anderson ($)	Exclusion of Stock Awards for James R. Anderson ($)	Inclusion of Equity Values for James R. Anderson ($)	Compensation Actually Paid to James R. Anderson ($)
2024	16,287,952	(15,948,933)	(22,058,196)	(21,719,177)

Year	Summary Compensation Table Total for Esam Elashmawi ($)	Exclusion of Stock Awards for Esam Elashmawi ($)	Inclusion of Equity Values for Esam Elashmawi ($)	Compensation Actually Paid to Esam Elashmawi ($)
2024	13,579,214	(13,009,192)	3,544,242	4,114,264

Year	Summary Compensation Table Total for Ford Tamer ($)	Exclusion of Stock Awards for Ford Tamer ($)	Inclusion of Equity Values for Ford Tamer ($)	Compensation Actually Paid to Ford Tamer ($)
2024	69,154,980	(68,938,422)	56,231,907	56,448,465

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Average Exclusion of Stock Awards for Non-PEO NEOs ($)	Average Inclusion of Equity Values for Non-PEO NEOs ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2024	10,446,083	(10,107,649)	1,617,028	1,955,462

The amounts in the Inclusion of Equity Values in the tables above are derived from the amounts set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for James R. Anderson ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for James R. Anderson ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for James R. Anderson ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for James R. Anderson ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for James R. Anderson ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for James R. Anderson ($)	Total - Inclusion of Equity Values for James R. Anderson ($)
2024	—	—	—	(11,372)	(22,046,824)	—	(22,058,196)

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Esam Elashmawi ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Esam Elashmawi ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Esam Elashmawi ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Esam Elashmawi ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Esam Elashmawi ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Esam Elashmawi ($)	Total - Inclusion of Equity Values for Esam Elashmawi ($)
2024	5,156,612	(1,467,360)	—	(145,010)	—	—	3,544,242

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Ford Tamer ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Ford Tamer ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Ford Tamer ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Ford Tamer ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Ford Tamer ($)	Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Ford Tamer ($)	Total-Inclusion of Equity Values for Ford Tamer ($)
2024	56,231,907	—	—	—	—	—	56,231,907

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Average Value of Dividends or Other Earnings Paid on Equity Awards Not Otherwise Included for Non-PEO NEOs ($)	Total - Average Inclusion of Equity Values for Non-PEO NEOs ($)
2024	3,707,206	(639,785)	—	(180,932)	(1,269,461)	—	1,617,028

(4) The Peer Group TSR set forth in this table utilizes the Philadelphia Semiconductor Index ("PHLX Semiconductor Index"), which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report for the year ended December 28, 2024. The comparison assumes $100 was invested for the period starting December 28, 2019, through the end of the listed year in the Company and in the PHLX Semiconductor, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(5) We determined TSR Percentile Rank relative to the Russell 3000 Index to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our PEO and Non-PEO NEOs in 2024. We present one-year percentile ranks in this table. This performance measure may not have been the most important financial performance measure for years 2023, 2022, 2021, and 2020 and we may determine a different financial performance measure to be the most important financial performance measure in future years.

Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company Total Shareholder Return ("TSR") and Peer Group TSR

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and the Company's cumulative TSR for the fiscal years indicated, and the PHLX Semiconductor Index TSR over the same period.



Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and our net income during the four most recently completed fiscal years.



Description of Relationship Between PEO and Non-PEO NEO Compensation Actually Paid and Company-Selected Measure

The following chart sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and our TSR Percentile Rank Relative to the Russell 3000 Index during the four most recently completed fiscal years.



Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our PEO and Non-PEO NEOs for 2024 to Company performance. The measures in this table are not ranked.

TSR relative to the Russell 3000 Index
Non-GAAP Operating Income
Revenue

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of such forms and a review of beneficial ownership of Company securities, the Company believes that all reported and reportable transactions during the fiscal year ended December 28, 2024 were filed on a timely basis.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The Company's published Code of Conduct provides that as a general rule, employees should avoid conducting Company business or entering into any Company business agreements or arrangements with a relative or significant other, or with a business in which a relative or significant other has an influential role, and any other business agreements or arrangements that would be considered a related party transaction.

Under the Company's Code of Conduct, if a related party transaction is to be entered into, it must be fully disclosed to the Chief Financial Officer and General Counsel in advance, and if determined to be material by the Chief Financial Officer and General Counsel, the transaction must be reviewed and approved in advance by the Audit Committee of the Board of Directors. Any related party transactions involving the Company's directors or executive officers are, by definition, material, and as such, must be reviewed and approved, in writing and in advance, by the Audit Committee.

Any approved related party transactions must be structured and conducted in a manner such that no preferential treatment is given to the related party.

In addition, the Company's published Governance Policies provides that no director may receive any material personal profit or advantage in connection with any transaction involving the Company without disclosure and preapproval of the chair of the Nominating and Governance Committee (or other member of the Nominating and Governance Committee, if the director in question is the chair). Furthermore, no director may have a material personal or family financial interest in any Company supplier, customer, reseller or competitor that might cause divided loyalty, or the appearance of divided loyalty, without advance disclosure and approval by the Nominating and Governance Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 3, 2025, certain information with respect to the beneficial ownership of our common stock by (i) any person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of more than 5% of our voting securities, (ii) each director and each nominee for director, (iii) each of the executive officers named in the Summary Compensation Table appearing herein, and (iv) all current executive officers and directors as a group. We do not know of any arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change of control. Unless otherwise indicated, the address of each stockholder in the table below is c/o Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124.

Name and Address	Number of Shares[1]	Percent of Total[1]

T. Rowe Price Associates, Inc.
    100 E. Pratt Street
    Baltimore, MD 21202
	21,544,339[2]	15.63%

BlackRock, Inc.
    55 E. 52nd Street
    New York, NY 10055
	16,358,080[3]	11.87%

The Vanguard Group, Inc.
    100 Vanguard Boulevard
    Malvern, PA 19355
	14,944,397[4]	10.84%

Artisan Partners Limited Partnership (and affiliates)
    875 East Wisconsin Avenue
    Suite 800
    Milwaukee, WI 53202
	8,591,368[5]	6.23%

Ford Tamer, Director, President & CEO**	[6]	*
Robin Abrams, Director	128,817[7]	*
Mark Jensen, Director	104,120[8]	*
James Lederer, Director	48,686[9]	*
D. Jeffrey Richardson, Director	35,846[10]	*
Douglas Bettinger, Director	3,299[11]	*
Elizabeth Schwarting, Director	1,920[12]	*
John Forsyth, Director	1,621[13]	*
Que Thanh Dallara, Director	1,621[14]	*
Pravin Desale, Senior Vice President Research & Development	3,164[15]	*
Esam Elashmawi, Senior Vice President, Chief Strategy and Marketing Officer**	249,362[16]	*
Tonya Stevens, Corporate Vice President, Chief Accounting Officer**	1,127[17]	*
Tracy Feanny, Senior Vice President, General Counsel and Corporate Secretary	21,877[18]	*
Mark Nelson, Former Senior Vice President Worldwide Sales**	32,589[19]	*
All directors and executive officers asRepresents less than 1%.	647,903[20]	0.47%

*   Represents less than 1%.

**		Mr. Tamer was hired as our President & CEO, and appointed as a director, on September 16, 2024. Mr. Elashmawi served as our Interim CEO from June 3, 2024 through September 15, 2025. Ms. Stevens was our Interim CFO from October 16, 2024 through February 9, 2025, and was appointed Corporate Vice President, Chief Accounting Officer effective February 10, 2025. Mr. Nelson announced his retirement from the Company on February 5, 2025 and is no longer an executive officer.

(1)	Unless otherwise indicated, the named beneficial owner has sole voting and dispositive power with respect to the shares, subject to community property laws where applicable.

(2)	Based solely on information contained in a Form 13F which was filed on February 14, 2025 by T. Rowe Price Investment Management, Inc. which reported sole voting power over 21,498,600 shares and sole dispositive power over 21,544,339 shares.

(3)	Based solely on information contained in a Form 13F filed on February 7, 2025 by BlackRock, Inc., which reported sole voting power as to 16,007,170 shares and sole dispositive power as to 16,358,080 shares.

(4)	Based solely on information contained in a Form 13F filed on February 11, 2025 by Vanguard Group, Inc. which reported shared voting power as to 62,081 shares, sole dispositive power as to 14,717,912 shares, and shared dispositive power as to 62,081 shares.

(5)	Based solely on information contained in a Form 13F which was filed on February 12, 2025 by Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP, and Artisan Partners Asset Management Inc, which reported sole voting power over 7,549,907 shares and sole dispositive power over 8,591,368 shares.

(6)	Includes 0 RSUs that vest within 60 days of March 3, 2025.

(7)	Includes 0 RSUs that vest within 60 days of March 3, 2025.

(8)	Includes 0 RSUs that vest within 60 days of March 3, 2025. Includes 40,923 shares held directly and 63,197 shares held by Genesis Property, LLC, of which Mr. Jensen is the sole managing member and has sole voting power. The Jensen Family 2023 Irrevocable Trust, in which Mr. Jensen does not hold a pecuniary interest, owns 99% of Genesis Property, LLC and, for SEC reporting purposes only, Mr. Jensen disclaims beneficial ownership of 62,565 shares held by Genesis Property, LLC.

(9)	Includes 0 RSUs that vest within 60 days of March 3, 2025.

(10)	Includes 0 RSUs that vest within 60 days of March 3, 2025.

(11)	Includes 0 RSUs that vest within 60 days of March 3, 2025.

(12)	Includes 0 RSUs that vest within 60 days of March 3, 2025.

(13)	Includes 0 RSUs that vest within 60 days of March 3, 2025.

(14)	Includes 0 RSUs that vest within 60 days of March 3, 2025.

(15)	Includes 1,705 RSUs that vest within 60 days of March 3, 2025.

(16)	Includes 0 RSUs that vest within 60 days of March 3, 2025.

(17)	Includes 0 RSUs that vest within 60 days of March 3, 2025.

(18)	Includes 0 RSUs that vest within 60 days of March 3, 2025.

(19)	Includes 0 RSUs that vest within 60 days of March 3, 2025.

(20)	The number of shares beneficially owned by all of our current directors and executive officers as a group includes 1,705 RSUs that vest within 60 days of March 3, 2025.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information, as of December 28, 2024, with respect to shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	(A) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(B) Weighted average exercise price of outstanding options, warrants and rights[2]	(C) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))[3]
Equity compensation plans:			
Approved by security holders	4,285,108[1]	$0.00	6,924,534
Not approved by security holders	—	—	—
Total	4,285,108	$0.00	6,924,534

(1) Consists of shares of our common stock issuable upon exercise of options or payment of RSUs granted under the 1996 Stock Incentive Plan, the 2001 Stock Plan, the 2023 Equity Incentive Plan, the 2013 Incentive Plan, the 2001 Outside Directors' Stock Option Plan and the 2011 Non-Employee Director Equity Incentive Plan, or assumed by us in connection with mergers and acquisitions. We are unable to ascertain with specificity the number of securities to be issued upon exercise of outstanding rights under our 2012 Employee Stock Purchase Plan. Does not include any securities issuable under our 2025 Inducement Equity Plan, which was not effective as of December 28, 2024.

(2) As of December 28, 2024, there are no outstanding options. The weighted-average exercise price does not take into account the shares issuable upon vesting of outstanding RSUs, which have no exercise price. The weighted average exercise price also excludes the rights outstanding under our 2012 Employee Stock Purchase Plan.

(3) Includes approximately 836,157 shares reserved for issuance under our 2012 Employee Stock Purchase Plan, which provides that shares of our common stock may be purchased at a per share price equal to 85% of the fair market value of the common stock on the beginning of the six-month offering period or a purchase date applicable to such offering period, whichever is lower. Also includes approximately 6,627,966 shares reserved for issuance under our 2023 Equity Incentive Plan, which may be granted pursuant to stock options, stock appreciation rights, stock awards or restricted stock or units. Also includes approximately 296,567 shares reserved for issuance under our 2011 Non-Employee Director Equity Incentive Plan, which may be granted pursuant to stock options, restricted stock, or RSUs.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The responsibilities of the Audit Committee are fully described in the Audit Committee charter. Management is responsible for maintaining our financial controls and preparing our financial reports. Our independent registered public accounting firm is responsible for performing an independent audit of our consolidated financial statements and our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for issuing audit reports. The Audit Committee's responsibility is to execute the Audit Committee charter and oversee these processes. In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited financial statements contained in our Annual Report on Form 10-K for the year ended December 28, 2024 with management and our independent registered public accounting firm.

The Audit Committee discussed with our independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees, adopted by the Public Company Accounting Oversight Board and Rule 2-07 of Regulation S-X, Communications with Audit Committees. In addition, the Audit Committee has received the written disclosures and the letter from our independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with our independent registered public accounting firm the independent accountant's independence from the Company and our management.

Based upon the Audit Committee's discussions with management and our independent registered public accounting firm and the Audit Committee's review of the representations of management, the reports of our independent registered public accounting firm, and the information referenced above, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 28, 2024, for filing with the SEC.

Respectfully submitted by the Audit Committee.

Mark Jensen, *Chair*
Robin Abrams
Douglas Bettinger
James Lederer

ANNUAL REPORT

Our 2024 Annual Report to Stockholders was provided to our stockholders together with this Proxy Statement. We will furnish without charge, upon the written request of any person who was a stockholder or a beneficial owner of our common stock at the close of business on March 3, 2025, an additional copy of our Annual Report on Form 10-K for our most recent fiscal year filed with the SEC on February 14, 2025, including financial statement schedules but not including exhibits. Requests should be directed to the attention of the Secretary, Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124.

OTHER BUSINESS

The Board of Directors does not intend to present any business for action at the Annual Meeting other than the election of directors and the proposals set forth herein, nor does it have knowledge of any matters that may be presented by others. If any other matter properly comes before the Annual Meeting, the persons named in the accompanying form of proxy intend to vote the shares they represent as the Board of Directors may recommend or if no such recommendation is given, in the discretion of such persons.

METHOD AND COST OF SOLICITATION

The cost of solicitation of proxies will be paid by the Company. In addition to solicitation by mail, certain of our employees, for no additional compensation, may request the return of proxies personally or by telephone, fax, or e-mail. We will, on request, reimburse brokers and other persons holding shares for the benefit of others for their expenses in forwarding proxies and accompanying material and in obtaining authorization from beneficial owners of our stock to execute proxies. The Company may also engage the services of a third-party firm to aid in the solicitation of proxies.

STOCKHOLDER PROPOSALS

Stockholder Proposals for Inclusion in Next Year's Proxy Statement

To be considered for inclusion in the proxy statement relating to next year's Annual Meeting of Stockholders, a stockholder proposal must be received at our principal executive offices no later than November 20, 2025. Such proposals also will need to comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in Company-sponsored proxy materials. Proposals should be addressed to the Secretary, Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124.

Other Stockholder Proposals and Director Nominations

If a stockholder wishes to present a stockholder proposal at next year's Annual Meeting of Stockholders that is not intended to be included in the proxy statement or to nominate a person for election to our Board of Directors at next year's Annual Meeting of Stockholders, the stockholder must provide the information required by our bylaws and give timely notice to our corporate secretary in accordance with our bylaws, which, in general, require that the notice be received by the corporate secretary:

(1) not earlier than 8:00 a.m., Pacific time, on January 2, 2026, and

(2) not later than 5:00 p.m., Pacific time, on February 1, 2026.

If the date of the next Annual Meeting of Stockholders is changed by more than 25 days from the anniversary of the Annual Meeting, then notice of a stockholder proposal that is not intended to be included in our proxy statement under Rule 14a-8 or of a nomination for election to our Board of Directors must be received no earlier than 8:00 a.m., Pacific time, on the 120th day prior to the day of the annual meeting and no later than 5:00 p.m., Pacific time, on the later of the 90th day prior to the day of the annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of the annual meeting was first made.. Notices of intention to present proposals or to nominate persons for election to our Board of Directors at the next year's Annual Meeting of Stockholders should be addressed to the Secretary, Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124. In addition, to comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by the Exchange Act no later than March 3, 2026, which is 60 days prior to the anniversary date of the Annual Meeting. You may also contact our corporate secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals or access a complete copy of our bylaws at http://www.sec.gov.

MULTIPLE COPIES OF PROXY MATERIALS

You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple proxy cards or annual reports. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one Notice of Internet Availability of Proxy Materials.

If you share an address with another stockholder, you may receive only one set of proxy materials (including our Notice of Internet Availability of Proxy Materials) unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy. Your request may be addressed to the Secretary, Lattice Semiconductor Corporation, 5555 NE Moore Court, Hillsboro, Oregon 97124, or you may contact the Secretary at (503) 268-8000 or by sending an email message to proxy@latticesemi.com with "Request for Proxy Materials" in the subject line and provide your name and address. Similarly, if you share an address with another stockholder and have received multiple copies of our proxy materials, you may write or call us at the above address, phone number or e-mail address to request delivery of a single copy of these materials.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. Therefore, whether or not you expect to be present at the Annual Meeting, please vote your shares as soon as possible. You can vote your shares over the Internet or by telephone. In addition, if you receive a proxy card by mail, you can vote by signing and dating the proxy card and returning it in the envelope provided.

Dated: March 20, 2025

By Order of the Board of Directors

Tracy Feanny
Secretary

Appendix A

Non-GAAP Reconciliation

In addition to financial measures prepared in accordance with generally accepted accounting principles (GAAP), this proxy makes reference to non-GAAP financial measures. Additional information regarding the non-GAAP measures is provided below[5]:

	Twelve Months Ended	
	December 28, 2024	December 30, 2023
Gross Margin Reconciliation		
GAAP Gross margin	**$340,400**	**$514,670**
Stock-based compensation—gross margin[1]	2,779	4,612
Non-GAAP Gross margin	**343,179**	**519,282**
Gross Margin % Reconciliation		
GAAP Gross margin %	**66.8%**	**69.8%**
Stock-based compensation—gross margin[1]	0.6%	0.6%
Non-GAAP Gross margin %	**67.4%**	**70.4%**
Income from Operations Reconciliation		
GAAP Income (loss) from operations	**$ 34,457**	**$212,270**
Stock-based compensation—gross margin[1]	2,779	4,612
Stock-based compensation—OPEX[1]	50,939	67,340
Litigation Expense[4]	5,248	3,928
Amortization of acquired intangible assets	3,479	3,478
Restructuring and other charges[2]	16,786	1,952
Impairment of acquired intangible assets	13,929	
Non-GAAP Operating Income	**127,617**	**293,580**
Reconciliation of Net income to Adjusted EBITDA		
GAAP Net income	**$ 61,131**	**$259,061**
Interest (income) expense, net	(3,948)	(2,041)
Income tax (benefit) expense[3]	(24,902)	(44,205)
Amortization of acquired intangible assets	3,479	3,478
Depreciation and other amortization	34,502	30,562
Stock-Based Compensation	53,718	71,952
Litigation expense[4]	5,248	3,928
Restructuring, transformation, and other	16,786	1,952
Impairment of acquired intangible assets	13,929	
Write-off of nonrecoverable cost-basis investment	2,023	
Adjusted EBITDA	**161,966**	**324,687**
Reconciliation of Net income to Adjusted EBITDA Margin		
GAAP Gross margin %	**12.0%**	**35.1%**
Stock-based compensation—gross margin[1]	19.8%	8.9%
Non-GAAP Gross margin %	**31.8%**	**44.0%**

(1) The non-GAAP adjustments for Stock-based compensation include related tax expenses.
(2) Restructuring and other charges.
(3) We calculate non-GAAP tax expense by applying our tax provision model to year-to-date and projected income after adjusting for non-GAAP items.
(4) Litigation expense is the defense of claims that are outside the ordinary course of business.
(5) A schedule reconciling non-GAAP Gross Margin to GAAP Gross Margin as presented in this proxy is available in our Form 8-K dated February 10, 2025.

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED DECEMBER 28, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM _____ TO _____

Commission file number: 000-18032

⦿⦿⦿ LATTICE
SEMICONDUCTOR.

LATTICE SEMICONDUCTOR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**93-0835214**
(State of Incorporation)	(I.R.S. Employer Identification Number)
5555 NE Moore Court, Hillsboro, Oregon	**97124-6421**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(503) 268-8000**

Securities registered pursuant to Section 12(b) of the Act:

(Title of Class)	(Trading Symbol)	(Name of each exchange on which registered)
Common Stock, $.01 par value	LSCC	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Smaller reporting company ☐	Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☑

Aggregate market value of voting stock held by non-affiliates of the registrant as of June 28, 2024	$	5,313,276,456
Number of shares of common stock outstanding as of February 10, 2025		137,830,605

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Report, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement relating to the 2025 Annual Meeting of Stockholders, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Report relates.

[THIS PAGE INTENTIONALLY LEFT BLANK]

LATTICE SEMICONDUCTOR CORPORATION
ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These involve estimates, assumptions, risks, and uncertainties. Any statements about our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and may be forward-looking. We use words or phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "plan," "possible," "predict," "projects," "may," "will," "should," "continue," "ongoing," "future," "potential," and similar words or phrases to identify forward-looking statements.

Forward-looking statements include, but are not limited to, statements about: our target or expected financial performance and our ability to achieve those results; future impacts of the ongoing military conflicts between Ukraine and Russia, and in the Middle East, and the outbreak of new, or expansion of current, military conflicts or terrorism; the impact of any continuing trade or travel restrictions or increasing tariffs on the export and import of products between the U.S. and China; the impact of increasing trade restrictions or tariffs on the export and import of products between the U.S. and other countries; the impact of any deterioration in relations between Taiwan and China, and other factors affecting military, political, or economic conditions in Taiwan or elsewhere in Asia; the impact of tariffs, trade sanctions, license requirements or similar actions on our suppliers and customers; the impact of inflationary pressures; the effects of climate change and disruptive natural disasters on us, our suppliers, and our consumers, including as a result of actions by governments, businesses, and consumers in response; our business strategy; our opportunities to increase our addressable market; our expectations and strategies regarding market trends and opportunities, including market drivers such as wireless and wireline communications infrastructure deployments, data center servers and networking equipment, client computing platforms, industrial Internet of Things, factory automation, robotics, automotive electronics, smart homes, prosumers, and other applications; our expectations regarding the growth of AI-related revenue; our beliefs about who we may compete with and whether we are differentiated from those competitors, as well as their potential capabilities; our expectations regarding our customer base and the impacts of our customers' actions on our business; our expectations regarding both new and existing product offerings; our gross margin growth and our strategies to achieve gross margin growth and other financial results; our future investments in research and development; our ability to take advantage of the process technology development efforts of semiconductor foundries and apply those technologies when they become most economically beneficial to us and to our customers; the impact of changing foundries or OSATs (as defined below) or their failure to manufacture sufficient quantities of our products at acceptable yields, as well as the impact of problems with other subcontractors or distributors; the impact if we are unable to detect product defects; the impact if our insurance proves to be inadequate to resolve claims against us; whether we will experience seasonality or cyclicality and the resulting effects on our business; our expectations about our patent portfolio, including the expiration of patents, whether, when and where we will make future filings, and the value of the patents and associated licensing agreements generally and to our business, as well as risks arising from the licensing and sale of our patents; our ability to attract and retain personnel and their importance to our performance; future financial results or accounting treatments; our judgments involved in accounting matters, including revenue recognition, inventories and cost of revenue, and income taxes; actions we may take regarding the design and continued effectiveness of our internal controls over financial reporting; our use of cash; our beliefs regarding the adequacy of our liquidity, capital resources and facilities; the impact of our debt on our future operating and financial performance, as well as the impact if we breach a loan covenant; whether we will consider and act upon acquisition opportunities to extend our product, technology and product offerings and the impact of such opportunities on our business; our expectations regarding taxes, including unrecognized tax benefits, and tax adjustments and allowances; whether we will pursue future stock repurchases and how any future repurchases will be funded; the future price volatility of our stock and the effects of that volatility; our ability to prevent and respond to information technology system failures, security breaches and incidents, cyberattacks or fraud, and the occurrence and impact of such cybersecurity incidents; the costs of mitigating cybersecurity risks; the impact of artificial intelligence ("AI"), including our expectations regarding our AI-related revenue; the impact of laws and regulations addressing privacy, data protection, and cybersecurity and our ability to comply with the same; our ability to comply with other laws and regulations, the costs of such compliance, and costs incurred if we fail to comply with such laws and regulations; our beliefs regarding legal or administrative proceedings; and impacts of global pandemics, epidemics, and other public health matters and actions of governments, businesses, and individuals in response to these situations.

These forward-looking statements are based on estimates and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially from those statements expressed in the forward-looking statements. The key factors, among others, that could cause our actual results to differ materially from the forward-looking statements include global economic conditions and uncertainty, including as a result of trade-related restrictions or tariffs; inflationary pressures; the effect of any downturn in the economy on capital markets and credit markets; the concentration of our sales in certain end markets, particularly as it relates to the concentration of our sales in the Asia Pacific region; market acceptance and demand for our existing and new products; market and technology trends; our ability to achieve yield and quality improvements; our ability to protect, license and sell our intellectual property; shortages or increased costs in our supply chain; any disruption of our distributors or distribution channels; the impact of competitive products and pricing, especially by companies with great resources than us; unanticipated warranty claims; our failure to prevent or adequately respond to information technology system failures, security breaches and incidents, cyberattacks, or fraud; physical and transition disruptions and costs associated with climate change; unanticipated taxation requirements or positions of the U.S. Internal Revenue Service or other taxing authority; unanticipated effects of tax reform; our ability to attract and retain key personnel; the sufficiency of our insurance coverage; the impact of our outstanding indebtedness on our strategic flexibility, liquidity and results of operations; the impact of strategic transactions; unexpected impacts of accounting guidance; unfavorable results of legal proceedings; and the macroeconomic climate and effects of global military conflicts and actions of governments, businesses, and individuals in response to these situations. In addition, actual results are subject to other risks and uncertainties that relate more broadly to our overall business, including those more fully described herein and that are otherwise described from time to time in our filings with the Securities and Exchange Commission ("SEC"), including, but not limited to, the items discussed in Part I, Item 1A, "Risk Factors," in this Annual Report on Form 10-K.

You should not unduly rely on forward-looking statements because our actual results could differ materially from those expressed by us. In addition, any forward-looking statement applies only as of the date of this filing. We do not plan to, and undertake no obligation to, update any forward-looking statements to reflect new information or new events, circumstances or developments, or otherwise.

PART I

Item 1. Business

Overview

Lattice Semiconductor Corporation and its subsidiaries ("Lattice," the "Company," "we," "us," or "our") develop technologies that we monetize through differentiated programmable logic semiconductor products, system solutions, design services, and licenses. Lattice is the low power programmable leader. We solve customer problems across the network, from the Edge to the Cloud, in the Communications, Computing, Industrial, Automotive, and Consumer markets. Our technology, long-standing relationships, and commitment to world-class support enable our customers to create a smart, secure, and connected world.

Our field programmable gate array ("FPGA") devices enable us to provide our customers with a strong, growing base of control, connect, and compute technologies. We believe there are multiple growth areas that will allow us to increase our addressable market. In particular, we believe there are several emerging trends in servers, infrastructure, and smart devices that are opportunities for Lattice:

- With the growth of hyperscale data-centers, our "processor agnostic" solutions are ideal for dataplane, control, and connect functions in enterprise and data-center server applications.
- With the expected continued Communications infrastructure build-out from 5G deployment and beyond, as well as continued data-center network expansion, Lattice solutions are being adopted to control and connect a variety of functions in critical systems.
- With the increase in electrification and the proliferation of sensors in smart factories, smart homes, and automobiles, our low power, small form factor solutions are ideal for everything from battery powered systems and sensor applications to embedded vision.
- With the increase in artificial intelligence ("AI") and a multitude of applications at the network edge, Lattice devices support applications like face detection, image recognition, and video analytics.
- With the demand for more hardware security in the Communications, Computing, Industrial, Automotive, and Consumer markets, our devices provide enhanced platform security.

To serve these needs, customer solutions require power efficiency, memory bandwidth, processing power, and the ability to integrate complex functionality into a highly compact footprint. These requirements align with the capabilities of our FPGA devices. Our flexible, low power, small form factor, performance optimized FPGAs put us in a unique position to meet these growing market needs.

Our Markets and Customers

We sell our products globally in three end market groups: Communications and Computing, Industrial and Automotive, and Consumer. We also provide Intellectual Property ("IP") licensing and services to these end markets.

In the **Communications and Computing Market**, our solutions play key roles in computing systems such as servers and client devices, 5G wireless infrastructure, switches, routers, and other related applications.

Our Communications and Computing customers need to address a variety of challenges.

- As server architectures become increasingly complex, customers need simplified control logic, enhanced hardware platform security, system status monitoring, and rigorous power and thermal management.
- As client compute devices become smaller and smarter, there is a need for small form factor devices with power efficiency to interface with a variety of sensors and add intelligence.
- Networks typically require progressively higher bandwidth and increased reliability as more data is demanded by connected devices, and increasingly require more security as providers embrace disaggregation and openness with the adoption of open radio access networks ("ORAN").
- As wireless cellular sites become more compact, there is a growing requirement for smaller form factors optimized for low power consumption and thermal management.

Lattice FPGAs help solve these customer problems. Our FPGAs are optimized for input/output ("I/O") expansion, hardware acceleration, "first-on, last-off" hardware security, and hardware management. Our FPGAs consume power at very low rates, which reduces operating costs. Their small form factor enables higher functional density in less space. Finally, our FPGAs are I/O rich, which allows for more connections with system application specific integrated circuits ("ASICs") and application specific standard products ("ASSPs").

Examples of where our products enable intelligent automation in the **Industrial and Automotive Market** include industrial Internet of Things ("IoT") and "Industry 4.0", machine vision, robotics, factory automation, advanced driver assistance systems ("ADAS"), and automotive infotainment.

Our Industrial and Automotive customers have many opportunities to use technology to increase automation, efficiency, and productivity:

- As factories automate to improve efficiency and employee safety, sensors, machine vision, and robotics are proliferating, in turn requiring increasing amounts of data to be gathered, connected, and processed.
- Automobiles and other forms of transportation are also becoming smarter and more connected. Drivers and passengers are demanding better in-cabin experiences including entertainment, diagnostics, and enhanced safety — often involving multiple displays, cameras, and sensors.
- As factories and automotive manufacturers continue their evolution of computerization, power reduction, system security, faster time to design-in and market, lower costs are becoming increasingly essential.

Our product portfolio helps provide solutions that benefit our customers. Our small-sized, low power FPGAs not only provide the I/O expansion, bridging, connectivity, and processing inherent in FPGAs, but they also form the backbone of several integrated solutions, including hardware-based security, motor control, complete High Definition ("HD") camera and Digital Video Recorder ("DVR") solutions on a single FPGA device, and Human-Machine Interfaces ("HMI") on a chip. Furthermore, our FPGAs are adjacent to the sensors in industrial and automotive, enabling our customers to run their "far edge" AI models and workloads at low latency.

In the **Consumer Market**, you can find our solutions making products smarter and smaller, including smart home devices, prosumer devices, sound bars, high end projectors, Augmented Reality ("AR") / Virtual Reality ("VR"), and wearables.

Our Consumer customers are driven by the need to deliver richer and more responsive experiences. They typically require:

- More intelligence and computing power. Products need to be "always-on" and "always-aware."
- Longer battery lives for handheld devices and reduced energy consumption for plugged-in devices.
- Real-time transmission of higher resolution video content on larger screen sizes.
- Fast design cycles. Products must be quickly and easily differentiated.
- Smaller form factors. Products need to lay flatter on the wall or fit more easily into pockets.
- Various levels of video processing and analytics.

Lattice FPGAs bring multiple benefits to these customers. An FPGA's parallel architecture enables faster processing than competing devices, such as microcontrollers, allowing for a user experience with shorter pauses and fewer delays. Our FPGAs are among the most power efficient in the industry, enabling the application processor and other high-power components to remain dormant longer, resulting in longer battery life. Finally, with some of the industry's smallest packages, we enable thinner and more compact end products.

Our proprietary solutions help our customers get their products to market faster than typical development cycles of custom ASICs. With re-programmability and flexibility, our FPGAs inherently allow our customers to have quicker product development. The time-to-market advantages of Lattice's solutions are critical given the shorter product life cycles in our customers' end markets.

Our Products, Services, and Competition

We are focused on delivering FPGAs and related solutions to help solve our customers' problems. We also serve our customers with IP licensing and various other services.

Field Programmable Gate Arrays ("FPGAs")

FPGAs are regular arrays of logic that can be custom-configured by the user through software. This programmability allows our customers flexibility and reduced time to market while allowing us to offer the chips to many different customers in many different markets.

Lattice has taken a platform approach to accelerate time to market when developing product families of FPGAs. This approach enables Lattice to create one foundational platform that is the basis multiple FPGA product families. Lattice FPGA platforms, and their related FPGA product families, are segmented into small and mid-range categories.

- Lattice small FPGA platforms: Lattice's small FPGA platforms include Lattice Nexus™, which was introduced in 2019, and Lattice Nexus™ 2, introduced in 2024. The Lattice Nexus FPGA platform combines Lattice's long-standing low power FPGA expertise with leading 28nm fully depleted silicon-on-insulator ("FD-SOI") semiconductor manufacturing technology to deliver industry leading low power, high performance, high reliability and small form factor. Lattice Nexus 2 builds on the company's small FPGA leadership, offering significant improvements in power and performance efficiency, advanced connectivity, and leading security relative to the competition. Typical logic capacity for small FPGAs can go up to 150K LUTS ("Look up tables").

- Lattice mid-range FPGA platform: Lattice's mid-range FPGA platform, Lattice Avant™, was introduced in 2022. The Lattice Avant™ 16nm FinFET platform is purpose-built to bring the company's power efficient architecture, small size, and performance leadership to mid-range FPGAs, offering best-in-class power efficiency, advanced connectivity, and optimized compute. Lattice mid-range FPGAs can extend from 150K LUTS to 500K LUTS.

Based on these platforms, Lattice provides general purpose function FPGAs and specialized FPGAs optimized for specific applications.

General Purpose FPGAs:
- The Lattice Avant-G™, Certus™ and Lattice ECP™ device families are our "General Purpose FPGAs" and address a broad range of applications across multiple markets. They offer customers the optimal cost per gate, Digital Signal Processing ("DSP") capability, and Serialize-Deserialize ("SERDES") connectivity. ECP devices are optimized for the Communications and Computing market but also find significant use in the Industrial, Automotive, and Consumer markets. The latest introduction in our general purpose family, Lattice Certus-N2™ FPGAs, are designed to solve key customer challenges by combining advanced connectivity, optimized power and performance, leading security, and small size, with an optimized feature set tailored to the needs of a wide range of small FPGA applications like system expandability, secure bridging, and AI enablement.
- The Lattice Avant-E™, Avant-G™, and Avant-X™ device families are our "low power edge and advanced connectivity mid-range FPGAs" optimized for applications in Industrial, Automotive, Communications and Compute markets providing low power, small form factor, and advanced security. The Avant-X™ device family is the latest purpose-built mid-range FPGA with 25G SERDES supporting multi protocols including 25G Ethernet and PCIe 4.0 which are widely used in communications and high speed industrial applications

Specialized FPGAs:
- The Lattice Mach™ device family are our "Control & Security small FPGAs" and are designed for platform management and security applications. They are control-oriented and offer optimized cost per I/O and cost per look-up table. Mach™ FPGAs are widely used across our three end market groups: Communications and Computing, Industrial and Automotive, and Consumer. The Lattice MachXO5D™-NX family, the latest devices built on the award-winning Lattice Nexus™ platform are the newest addition to the Mach™ FPGA family. They extend Lattice's long-standing leadership in secure control FPGAs, offering crypto-agile algorithms, hardware root of trust features with integrated flash, and fail-safe remote field updates for reliable and secure product lifecycle management.
- The Lattice iCE™ device family are our "Ultra Low Power small FPGAs." Their small size and ultra-low power make them the optimal products for each of our core segments where small form factor and customizing is required. The latest member of the family, the iCE40 UltraPlus™ device, is focused on IoT Edge devices with its AI capabilities, low power, and small form factor.
- The Lattice CrossLink™ device family are our "Video Connectivity small FPGAs" and are optimized for high-speed video and sensor applications for the Industrial, Automotive, Communications, Computing, and Consumer markets. CrossLink combines the power and speed benefits of hardened video camera and display bridging cores with the flexibility of FPGA fabric and Lattice CrossLinkPlus™ devices provide users with instant-on capabilities for video display. Lattice CrossLink-NX™ FPGAs, built on the Lattice Nexus platform, provide the lowest power in the smallest packages in their class, higher performance, and high reliability. The latest device family – Lattice CrossLinkU-NX – are the industry's first FPGAs with integrated USB device functionality in their class, designed to meet growing customer needs to simplify USB-based design for applications across the Computing, Industrial, Automotive, and Consumer markets.

To enable our customers to get to market faster, we support our FPGAs with IP cores, reference designs, development kits, and design software. We are investing in our design software, such as Lattice Radiant™, to deliver best-in-class tools that enable predictable design convergence, and Lattice Propel™ for unparalleled ease in creating embedded processor-based designs. We have developed integrated system-level solution stacks, including Lattice Automate™ for industrial automation and robotics, Lattice mVision™ for low power embedded vision, Lattice ORAN™ for robust control data security, flexible fronthaul synchronization, and low power hardware acceleration for secure, adaptable, ORAN deployment, Lattice sensAI™ for Edge AI applications, Lattice Sentry™ for implementing hardware security, and our newest solution stack - Lattice Drive™ for advanced, flexible automotive system designs and applications. Further, we have edge AI application software such as Glance by Mirametrix™ that allows users to control the AI and computer vision experiences for a variety of edge applications, including client computing, industrial, and automotive applications.

Depending on the application, we may compete with other FPGA vendors, as well as producers of ASICs, ASSPs, and microcontrollers. We believe that Lattice has developed products and solutions with differentiated advantages.

Legacy Semiconductor Products

We also sell Video Connectivity ASSPs, although we are not developing new products in this area and their support requirements are minimal.

IP Licensing and Services

Lattice has a broad set of technological capabilities and many U.S. and international patents. We generate revenue from our technology portfolio via upfront fees and on-going royalty payments through the following activities:

- **Standard IP Licensing** - these activities include our participation in two consortia for the licensing of High-Definition Multimedia Interface™ ("HDMI") and Mobile High-Definition Link™ ("MHL") standard technologies to customers who adopt the technology into their products and voluntarily report their usage and royalties. The royalties are split among consortium members, including us.
- **IP Core Licensing** - some customers need Lattice's technology for specific functions or features, but for various reasons are not able to use our silicon solutions. In those cases, we may license our IP cores, which they can integrate into their own ASICs. In contrast to the use of consortia, these licensing activities are generally performed internally.
- **Patent Monetization** - we consider sales of certain patents from our portfolio generally for technology that we are no longer actively developing. The revenue from these sales generally consists of upfront payments and potential future royalties.
- **IP Services** - we undergo projects and design services for customers who wish to develop specific solutions that harness our proven technology and expertise.

Research and Development

We place a substantial emphasis on new product development, where return on investment is the key driver. We believe that continued investment in research and development is required to maintain and improve our competitive position. Our research and development activities are focused on new proprietary FPGA products, advanced packaging, existing product enhancements, software development tools, soft IP cores, and application focused hardware and software solutions. These research and development activities occur primarily at our sites in Hillsboro, Oregon; San Jose, California; Montreal, Canada; Shanghai, China; Metro Manila, Philippines; Pune, India; and Penang, Malaysia.

We believe that a continued commitment to research and development is essential to maintaining product leadership and providing a strong cadence of innovative new product offerings and, therefore, we expect to continue to make significant future investments in research and development.

Operations

We operate primarily as a fabless semiconductor provider and, therefore, we maintain strategic relationships with large, established semiconductor foundries to source our finished silicon wafers and manufacture our silicon products. This strategy allows us to focus our internal resources on product and market development and eliminate the fixed cost of owning and operating manufacturing facilities. We are able to take advantage of the ongoing advanced process technology development efforts of semiconductor foundries and apply those technologies when they become most economically beneficial to us and to our customers.

We rely on third party vendors to provide cost-effective and efficient supply chain services. Among other activities, these outsourced services relate to inventory management and warehousing, lead time management, order fulfillment, and the shipment of inventory to third party distributors.

Wafer Fabrication

Lattice partners with Taiwan Semiconductor Manufacturing Company ("TSMC") to develop and manufacture on 16nm technology, which is used in our Avant platform of FPGA products, and to manufacture our 350nm, 130nm, 55nm and 40nm products. We partner with Samsung Semiconductor ("Samsung") to develop and manufacture the first low-power FPGA on 28nm FD-SOI technology, which is used in our Nexus platform of FPGA products. We partner with United Microelectronics Corporation ("UMC") and its subsidiary United Semiconductor Japan Corporation ("USJC") to manufacture our products on its 130nm, 90nm, 65nm, and 40nm CMOS process technologies, as well as embedded flash memory in these process nodes. We partner with Seiko Epson ("Epson") to manufacture our 500nm, 350nm, 250nm and 180nm products.

We source silicon wafers from our foundry partners, TSMC, Samsung, UMC, USJC, and Epson, pursuant to agreements with each company and their respective affiliates. We negotiate wafer volumes, prices, and other terms with our foundry partners and their respective affiliates on a periodic basis.

Assembly

All of our assembly and test operations are performed by industry-leading outsourced assembly and test suppliers ("OSATs") with our primary supplier being Advanced Semiconductor Engineering, Inc. ("ASE"). We perform certain test operations as well as reliability and quality assurance processes internally during the development process. We have achieved and maintained ISO9001:2015 Quality Management Systems Certification and released a line of products qualified to the AEC-Q100 Reliability Standard in support of Automotive product offerings in addition to ISO26262 certification on both Automotive products and software.

After wafer fabrication and initial testing, we ship wafers to independent subcontractors for assembly. During assembly, wafers are separated into individual die and encapsulated in plastic packages. We have qualified two major assembly partners, ASE and Amkor Technology ("Amkor") and are second sourced where volume and customer requirements are necessary. All ASE and Amkor manufacturing of our products is in Asia. We negotiate assembly prices, volumes, and other terms with our assembly partners and their respective affiliates on a periodic basis.

We currently offer an extensive list of standard products in lead (Pb) free packaging. Our lead-free products meet the European Parliament Directive entitled "Restrictions on the use of Hazardous Substances" ("RoHS"). A select and growing subset of our RoHS compliant products are also offered with a "Halogen Free" material set.

Testing (Sort and Final Test)

We electrically sort test the die on most wafers prior to shipment for assembly. Wafer sort testing is primarily performed by ASE in Taiwan and Malaysia, Amkor in Japan, and our second source King Yuan Electronics Company ("KYEC") in Taiwan.

Following assembly, but prior to customer shipment, each product undergoes final testing and quality assurance procedures. Final testing is performed by ASE and Amkor.

Sales and Revenue

We generate revenue by monetizing our technology designs and patents through product and technology sales. This involves distribution channel and direct sales of silicon-based hardware and silicon-enabling products, as well as the licensing or sale of IP that we have developed or acquired, some of which we use in our products, and certain design services that we may provide.

Sales and Customers

We primarily sell our products to customers from Lattice Semiconductor Corporation or our wholly-owned subsidiary, Lattice SG Pte. Ltd. Independent distributors are significant customers, and a substantial portion of our sales are made into this channel. Additionally, we sell both directly and through a network of independent manufacturers' representatives. We also employ a direct sales management and field applications engineering organization to support our end customers and indirect sales resources. End customers for our products are primarily Original Equipment Manufacturers ("OEMs") in the Communications and Computing, Industrial and Automotive, and Consumer end markets. Our sales team attempts to drive multi-generational design wins within these OEMs and leverages our distribution partners to grow our broad customer base.

We provide global technical support to our end customers with engineering staff based at our headquarters, product development centers, and selected field sales offices. We maintain numerous domestic and international field sales offices in major metropolitan areas.

In fiscal years 2024, 2023, and 2022, sales to distributors accounted for approximately 89%, 87%, and 89%, respectively, of our net revenue. We depend on our distributors to sell our products to end customers, complete order fulfillment, and maintain sufficient inventory of our products. Our distributors also provide technical support and other value-added services to our end customers. We have one global distributor, and we also have regional distribution in Asia, Japan, Europe, and Israel. Additionally, we sell through three major on-line distributors. Revenue from foreign sales as a percentage of total revenue was 82% for both fiscal 2024 and 2023, and 86% for fiscal 2022. We assign revenue to geographies based on ship-to location of our customers. Both foreign and domestic sales are denominated in U.S. dollars.

Backlog

Our backlog consists of orders from distributors and certain OEMs that generally require delivery within the next year. Historically, our backlog has not been a predictor of future sales or customer demand for the following reasons:

- Purchase orders, consistent with common industry practices, generally can be revised or canceled up to 60 days before the scheduled delivery date without significant penalty.
- A portion of our revenue comes from our "turns business," where the product is ordered and delivered within the same quarter.

Seasonality

We periodically experience variability in our sales volumes and financial results due to seasonal trends in the end markets we serve, the cyclical nature of the semiconductor industry, and general economic conditions.

IP, Patents, and Licensing

We seek to protect our products, technologies, and IP primarily through patents, trade secrets, copyrights, trademark registrations, licensing restrictions, confidentiality agreements, and other approaches designed to protect proprietary information. We hold numerous United States and international patents and have patent applications pending in the United States and internationally. In addition to protecting innovations designed into our products, our ownership and maintenance of patents is an important factor in the determination of our share of the royalties from the implementation of the HDMI standard. Our current patents will expire at various times over the next 20 years, subject to our payment of periodic maintenance fees. We believe that our patents have value, and we expect to file future patent applications in both the United States and abroad on significant inventions, as we deem appropriate. We have acquired various licenses from third parties to certain technologies that are implemented in IP cores or embedded in our products. These licenses support our continuing ability to make and sell these products to our customers. While our various IP rights are important to our success, we believe our business as a whole is not materially dependent on any particular patent or license, or any particular group of patents or licenses.

Human Capital Management

We provide a safe and positive work environment that emphasizes respect for individuals, ethical conduct, and learning and development that is facilitated by a direct employee engagement model. The health and safety of our employees is of utmost importance to us. We undertake appropriate actions to safeguard the health and well-being of our employees and our business. Recognizing and respecting our global presence, we strive to maintain an inclusive workforce everywhere we operate. As of December 28, 2024, we had 1,110 employees worldwide.

We believe our employees are the foundation of our success and that our future growth depends, in part, on our ability to continue to attract and retain key executive, technical, sales, and management personnel. Due to our growth and cadence of new product introductions we are particularly focused on highly skilled engineers involved in the design, development, and support of new and existing products and processes. In order for us to attract the best talent, we provide a collaborative, inclusive, and innovative work environment, competitive compensation, and recognition to give our employees the opportunity to grow. We are focused on developing inclusive teams and continuing to build a culture that inspires leadership, encourages innovative thinking, and supports the development and advancement of all.

Our human capital management objectives include identifying, recruiting, incentivizing, and integrating our existing and future employees. We strive to attract and retain talented employees by offering competitive compensation and benefits that support their health, financial, and emotional well-being. Our compensation philosophy is based on rewarding each employee's individual and team contributions and striving to achieve equal pay for equal work. We use a combination of fixed and variable pay including base salary, bonuses, performance awards, and stock-based compensation. The principal purposes of our equity incentive plans are to attract, retain, and motivate employees through the granting of stock-based compensation awards. We offer employees benefits that vary by country and are designed to address local laws and cultures and to be competitive in the marketplace.

Corporate Information and Public Information Availability

Our corporate headquarters are located at 5555 NE Moore Court, Hillsboro, Oregon 97124, and our website is www.latticesemi.com. Information contained or referenced on our website is not incorporated by reference into, and does not form a part of, this Annual Report on Form 10-K. Our common stock trades on the NASDAQ Global Select Market under the symbol LSCC.

We make available, free of charge through the Investor Relations section of our website at ir.latticesemi.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports and statements as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. You may also obtain free copies of these materials by contacting our Investor Relations Department at 5555 NE Moore Court, Hillsboro, Oregon 97124, telephone (503) 268-8000. Our SEC filings are also available at the SEC's website at www.sec.gov.

Our Investor Relations website also provides notifications of news or announcements regarding our financial performance and other items that may be material or of interest to our investors and for complying with our disclosure obligations under Regulation FD, including SEC filings, press releases, earnings releases, and webcasts of our earnings calls. Further, corporate governance information, including our corporate governance policies, director code of ethics, code of conduct, board committee charters, conflict minerals report and conflict minerals policy, is also available on the investor relations section of our website.

The content on any website referred to in this filing is not incorporated by reference into this filing unless expressly noted otherwise.

ITEM 1A. Risk Factors

The following risk factors and all of the other information included in this Annual Report on Form 10-K should be carefully considered in their entirety before making an investment decision relating to our common stock. If any of the risks described below occur, our business, financial condition, operating results, and cash flows could be materially adversely affected, and the trading price of our common stock could decline. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, and operating results. Effects from global business or political events, and the related impacts to economic and operating conditions, may further affect the volatility or degree of known and unknown risks.

Risk Factor Summary

Factors Related to Economic, Political, Legal & Regulatory Business Conditions

- Economic, political, and business conditions related to our global business.
- The impact of tariffs, trade sanctions or similar actions on our global business.
- Legal and regulatory conditions related to our global business.

Factors Related to Manufacturing our Products

- Geopolitical exposure of our subcontractors that we rely on to supply silicon wafers, packaging, and testing to manufacture our semiconductor products.
- Our achievement of continued yield and quality improvements to meet our internal cost and customer quality goals, and the potential impact of shortages in, or increased costs of, wafers and other materials.
- Potential warranty claims and other costs related to our products.

Factors Related to Intellectual Property

- Fluctuations in our revenue and margins caused by the intellectual property licensing component of our business strategy.
- Material fluctuations in our revenue and gross margins caused by intermittent sales of patents and significant licensing transactions.
- Variability in our share of royalties for the HDMI standard as a result of our evolving participation in the HDMI standard.
- Our ability to protect our new and existing intellectual property rights.

Factors Related to Overall Business & Operations

- Proper functioning of our information technology systems, including in response to data breaches, cyberattacks, or cyber-fraud.
- Goodwill impairments and other impairments under U.S. GAAP that may impact our business.
- Changes to financial accounting standards applicable to us and any related changes to our business practices.
- Exposure to unanticipated tax consequences as a result of changes in effective tax rates, tax laws and our global organizational structure and operations.
- Weakness in our internal control over financial reporting and business processes.
- Our ability to compete with others to attract and retain key personnel, and any loss of, or inability to attract, such personnel.
- Our failure to adequately foresee and insure against risks related to our business.
- Limitations to our flexibility caused by incurring indebtedness.
- Risks relating to the use or application of emerging technologies, including AI
- The impact of climate change and climate change-related policies & regulations on our business.

Factors Related to Our Markets and Product Development

- Cyclical market patterns and potential downturns in our industry or our end markets.
- Our ability to develop and introduce new products that achieve customer and market acceptance.
- Competition with companies that have significantly greater resources than us and numerous other product solutions.
- Our reliance on independent contractors and third parties to provide key services in our product development and operations.

Factors Related to Our Sales and Revenue

- Our dependence on our distributors and a concentrated group of end customers.
- Fluctuations in and the unpredictability of our business and our sales cycles.
- Accounting requirements related to sales through our distribution channel.

General Risk Factors

- Our operations are subject to the effects of rising inflation and recessionary concerns.
- Disruptions to our worldwide operations and supply chain due to natural or human-induced disasters.
- The trading price of our common stock has been and may continue to be subject to volatility.
- Disruption in and impacts of acquisitions, divestitures, strategic investments and strategic partnerships on our business.
- The impact of actual and potential litigation and unfavorable results of legal proceedings on our business.
- The impact of pandemics or widespread global health problems on our business.

Factors Related to Economic, Political, Legal & Regulatory Business Conditions

Our global business operations expose us to various economic, political, and business risks, which could impact our business, operating results and financial condition.

We have significant domestic and international operations. Our international operations include foreign sales offices to support our international customers and distributors, which account for the majority of our revenue, and operational and research and development sites in China, the Philippines, Malaysia, and other Asian locations. In addition, we purchase our wafers from foreign foundries; have our commercial products assembled, packaged, and tested by subcontractors located outside of the United States; and rely on international service providers for a variety of services, including inventory management, lead time management, technical support, factory engagement meetings, and order fulfillment.

Worldwide political and economic conditions may create uncertainties that could adversely affect our business. For example, conflict in the Middle East, the continuing military conflict between Ukraine and Russia, as well as the financial and trade-related restrictions associated with Russia and Belarus and economic sanctions on certain individuals and entities in Russia and Belarus, may further disrupt global supply chains and could result in shortages of key materials that our suppliers and foundry partners require to satisfy our needs. Additionally, the U.S. government has continued to increase restrictions on the export of semiconductor- and supercomputer-related products, including semi-conductor manufacturing affecting the ability to send U.S.-controlled certain chips, products containing those chips, chip-related technology and software, and items related to semi-conductor manufacturing worldwide without export authorization. In many cases, specific export licensing will be required and these licenses are subject to a policy of denial. China has responded by implementing additional export controls on products exported from China. These increasing restrictions, as well as additional future controls impacting the semiconductor ecosystem, may impact the global supply chain and could result in shortages of key materials that our suppliers and foundry partners require to satisfy our needs. Any deterioration in the relations between Taiwan and China, and other factors affecting military, political or economic conditions in Taiwan or elsewhere in Asia, could adversely impact our third-party manufacturing partners and suppliers located in the region, which could disrupt our business operations. Countries in Europe and Asia have proposed, or recently adopted, significant increases in their military budgets and the outbreak of new, or expansion of current, military conflicts could adversely affect our business. Furthermore, adverse macroeconomic conditions, such as rising inflation and labor shortages, may affect demand for our products or increase our product or labor costs, negatively impacting our revenues, gross margins, and overall financial results.

Our domestic and international business activities are subject to economic, political and regulatory risks, including: increased inflation; volatility in financial markets; fluctuations in consumer liquidity; changes in interest rates; price increases for materials and components; trade barriers or changes in trade policies; political instability; acts of war or terrorism; natural disasters; economic sanctions; weak economic conditions; environmental regulations; labor regulations; disruptions to labor markets; import and export regulations; tax or freight rates; duties; trade restrictions; interruptions in transportation or infrastructure; anti-corruption laws; domestic and foreign governmental regulations; potential vulnerability of and reduced protection for intellectual property; disruptions or delays in production or shipments; and instability or fluctuations in currency exchange rates, any of which could lead to decreased demand for our products or a change in our results of operation. Although our business has not been materially impacted by supply chain constraints, inflation, or labor market disruptions, events outside of our control could have a material adverse impact on our business, operating results, and financial condition in the future. Uncertainty about future political and economic conditions makes forecasting demand and providing guidance difficult. Accordingly, our expectations are subject to change without warning and investors are cautioned not to place undue reliance on them.

Our business could suffer as a result of tariffs and trade sanctions or similar actions.

The imposition by the United States of tariffs, sanctions or other restrictions on goods exported from the United States or imported into the United States or countermeasures imposed in response to such government actions could adversely affect our operations or our ability to sell our products globally, which could adversely affect our operating results and financial condition. Beginning in 2018, the U.S. government imposed significant additional tariffs on many items imported from China, which have since been raised to between 7.5% and 100% on certain products. China responded by imposing significant tariffs on many items imported from the United States, among other measures which include export controls restricting the export of gallium and germanium to the United States. Recently, U.S. government leaders have increased their frequency of discussion of the imposition of stronger tariffs, sanctions, and other restrictions on goods exported from the United States or imported into the United States, and non-U.S. government leaders have increased their discussion of countermeasures. For example, in February 2025, the United States imposed an additional 10% tariff on imports of Chinese-origin goods and steel and aluminum imports. China announced plans to impose retaliatory tariffs on certain U.S.-origin goods and implemented new trade controls restricting the export of tungsten, tellurium, bismuth, molybdenum, and indium. As the February 2025, U.S. executive order contains provisions allowing for further increases in the scope and amount of tariffs in the event of retaliatory countermeasures, and the future of existing tariffs, and the possibility for new tariffs, remains very uncertain. Such escalations in these trade measures may directly impair our business by increasing trade-related costs or disrupting established supply chains and may indirectly impair our business by causing a negative effect on global economic conditions and financial markets. The ultimate impact of these trade measures is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, and the amount, scope, or nature of such trade measures.

Additional changes or threatened changes in U.S. trade measures have affected and may continue to affect trade involving additional countries as well, including Mexico, Canada, Colombia, Taiwan, the United Kingdom, and the member countries of the European Union. Each of these measures or threatened measures may instigate reciprocal countermeasures by affected countries, potentially accelerating further increases in trade measures. Significant new tariffs scheduled to be imposed by the United States on imports of Mexican and Canadian origin goods have been temporarily delayed for a period of 30 days pending further negotiations between these countries. If the United States and Mexico or the United States and Canada are unable to reach long-term agreements, or if the President were to impose significant new tariffs against the European Union, Taiwan, or any other country or countries, the macroeconomic effect of any such tariffs could be significant. The tariff threatened against Taiwan may specifically target imports of semiconductor products, which, if imposed, could seriously and negatively affect our business and the U.S. economy overall. The materials subject to these tariffs may impact the cost or availability of raw materials used by our suppliers or in our customers' products. The imposition of further tariffs by the United States on a broader range of imports, or further retaliatory trade measures taken in response to additional tariffs, could increase costs in our supply chain or reduce demand of our customers' products, either of which could adversely affect our results of operations. Any increase in trade-related costs associated with such measures may impair the profitability of such international production, may strain our suppliers' ability to reliably provide inputs necessary to produce these items, and may otherwise affect our partners' abilities to provide our products at previously contracted prices. Our business and financial results could be negatively affected as a result.

Our customers or suppliers could also become subject to U.S. regulatory scrutiny or export restrictions. For example, in 2019 the U.S. Justice Department filed criminal charges against one of our customers in China and imposed a licensing requirement on this customer with a policy of denial for some items, which has limited our ability to do business with this customer. In 2020, the U.S. imposed additional regulatory restrictions on the sale of U.S. controlled technology to customers in China. These restrictions include establishing additional licensing requirements in order to sell U.S.-originated technology for certain applications or to companies that participate in the Chinese national security supply chain. These restrictions also limit the fabrication of devices for certain Chinese companies where U.S. technology is involved in the fabrication process. Furthermore, in August 2020 the U.S. established additional licensing requirements for one of our China customers and its affiliates that limit any sales of products to that customer or for that customer's products absent a license. The U.S. government has continued to and is likely to continue to add additional Chinese companies to restricted or prohibited party lists or impose additional licensing requirements that we may be unable to meet in a timely manner or at all. Additionally, the U.S. government continues to expand controls enacted in October 2022 restricting the ability to send certain products and technology related to semiconductors, semiconductor manufacturing, and supercomputing to China without an export license. In 2023 and 2024, the U.S. government expanded the list of advanced integrated circuits subject to heightened export controls, including certain hardware containing these specified integrated circuits, expanded the list of destinations requiring export authorization for such items, and added new restrictions based on the headquarters location of the parties involved. Proposed regulations would further expand the controls to impose a worldwide licensing requirement on certain integrated circuits and computing resources that are used for training of AI models. The U.S. government also continues to expand the scope of restrictions on the development or production of advanced integrated circuits and certain semiconductor manufacturing equipment, and the restrictions on supercomputing in China and other countries. Proposed regulations would expand these controls further and impose additional reporting requirements. Other foreign governments may in turn impose similar or more restrictive controls. These controls or any additional restrictions may impact our ability to export certain products to China or other countries, prohibit us from selling our products to certain of our customers, or impact our suppliers who may utilize facilities or equipment described in these controls. It also is possible that the Chinese government or other governments will retaliate in ways that could impact our business.

Where license requirements are imposed, there can be no assurance that the U.S. government will grant licenses to permit the continuation of business with these customers. Future sanctions similar to those imposed in the past and to those recently imposed could adversely affect our ability to earn revenue from these and similar customers. In addition, the imposition of sanctions or other restrictions on customers in China may cause those customers to seek domestic alternatives to our products and those of other United States semiconductor companies. Further, the Chinese government has developed an unreliable entity list, which limits the ability of companies on the list to engage in business with Chinese customers. We cannot predict what impact these and future actions, sanctions or criminal charges could have on our customers or suppliers, and therefore our business. If any of our other customers or suppliers become subject to sanctions or other regulatory scrutiny, if our customers are affected by tariffs or other government trade restrictions, or if we become subject to retaliatory regulatory measures, our business and financial condition could be adversely affected.

11

Our global business operations expose us to various legal and regulatory risks, which could impact our business, operating results and financial condition.

If we fail to comply with the many laws and regulations to which we are subject, both within the United States and internationally, we may be subject to significant fines, penalties or liabilities for noncompliance, which could harm our business and financial results. For example, we are subject to federal, state and foreign laws and regulations concerning data privacy and security, including the EU General Data Protection Regulation ("GDPR"), and U.S. state and local laws that govern the privacy and security of information, such as the California Consumer Privacy Act ("CCPA"). Other countries outside of the European Union, including the United Kingdom and China, also have enacted robust legislation addressing privacy, data protection, and cybersecurity and providing for substantial penalties for noncompliance. These and other regulatory frameworks are evolving rapidly, and we anticipate that our efforts to comply with evolving laws and regulations addressing privacy, data protection, and cybersecurity will be a rigorous and time-intensive process that may increase our cost of doing business and may require us to change our policies and practices. Additionally, as a public company, we are subject to the requirements of federal securities laws, requirements of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the rules and regulations of the SEC, and the listing standards of the Nasdaq Stock Market. Noncompliance with these requirements could result in penalties, fines, liabilities, or reputational harm, which could harm our business or financial results. We are also subject to import/export regulations, rules regarding bulk data transfers, and applicable executive orders. These laws, regulations, and orders are complex, may change frequently and with limited notice, and have generally and may continue to become more stringent over time. Additionally, these local, national, and international regulatory frameworks and underlying rules and regulations may conflict with each other, resulting in uncertainty in their application or interpretation.

Any inability or perceived inability to adequately comply with applicable laws or regulations could result in claims, demands, and litigation by private actors or governmental authorities, investigations and other proceedings by governmental authorities, injunctive relief, fines, penalties, and other liabilities, any of which may harm our reputation and market position and could adversely affect our business, financial condition, and results of operations.

Factors Related to Manufacturing our Products

We rely on subcontractors to supply and fabricate silicon wafers and to perform assembly and test operations for our semiconductor products. If they are unable to do so on a timely and cost-effective basis in sufficient quantities and using competitive technologies, we may incur significant costs or delays.

We operate a primarily outsourced manufacturing business model that principally utilizes contract manufacturers, such as third-party wafer foundries. We rely on foundries in Japan, Korea and Taiwan to supply and fabricate silicon wafers for our semiconductor products, including Taiwan Semiconductor Manufacturing, Samsung Semiconductor, United Microelectronics Corporation, and Seiko Epson. We rely on our OSATs in Malaysia, Taiwan and Japan to support the packaging and test of our products, including Advanced Semiconductor Engineering and Amkor Technology. Our success is dependent upon our ability to successfully partner with our foundry and OSAT suppliers and their ability to produce wafers and finished semiconductor products with competitive prices and performance attributes, including smaller process geometries, which ability may be impacted by labor market disruptions and rising inflation. Establishing, maintaining and managing multiple foundry and OSAT relationships requires the investment of management resources and costs.

Qualifying and establishing reliable production at acceptable yields with a new contract manufacturer is a lengthy and often expensive process, and there is no guarantee we could timely find alternative contract manufacturers or at all. If we fail to maintain our foundry and OSAT relationships, if these partners do not provide facilities and support for our development efforts, if they are insolvent or experience financial difficulty, if their operations are interrupted by a widespread public health hazard, or if we elect or are required to change foundries or OSATs, we may incur significant costs and delays. If our foundry or OSAT partners are unable to, or do not, manufacture sufficient quantities of our products at acceptable yields, we may be required to allocate the affected products among our customers, prematurely limit or discontinue the sales of certain products, or incur significant costs to transfer products to other foundries or OSATs, which could adversely affect our customer relationships and operating results. Further, our subcontractors are themselves subject to many of the same operational and business risks that we face and describe herein, including many operating in regions with significant geopolitical risk, that, if they occur and are disruptive to their operations, could adversely affect us.

Our margins are dependent on our achieving continued yield and quality improvements, cost reductions, and the supply and cost of wafers and materials.

We rely on obtaining yield, quality, productivity, and logistic improvements and corresponding cost reductions in the manufacture of existing products and on introducing new products that incorporate advanced features and other price/performance factors that enable us to increase revenues while maintaining acceptable margins. To the extent that such cost reductions and new product introductions do not occur in a timely manner, because of inflation, increases in personnel costs, employee turnover, or other factors, or that our products experience significant quality or reliability issues, or do not achieve market acceptance or market acceptance at acceptable pricing, our margins, operating results, and financial condition could be materially adversely affected.

Furthermore, worldwide manufacturing capacity for our products may be impacted by many factors which may impact availability and cost. If the demand for silicon wafers or assembly material exceeds market supply, or if suppliers increase prices to cover the cost of rising inflation, our supply of silicon wafers or assembly material could quickly become limited or prohibitively expensive. A shortage in manufacturing capacity could hinder our ability to meet product demand and therefore reduce our revenue. Silicon wafers constitute a material portion of our product cost, and if we are unable to purchase wafers at favorable prices, due to supply constraints, inflation, or other factors, our margins, results of operations, and financial condition may be adversely affected.

We may be subject to warranty claims and other costs related to our products.

In general, we warrant our products for varying lengths of time against non-conformance to our specifications and certain other defects. Because our products, including hardware, software, and intellectual property cores, are highly complex and increasingly incorporate advanced technology, our quality assurance programs may not detect all defects, whether these are specific manufacturing defects affecting individual products or these are systemic defects that could affect numerous shipments. Our inability to detect a defect could result in a diversion of our engineering resources from product development efforts, increased engineering expenses to remediate the defect, and increased costs due to customer accommodation or inventory impairment charges. On occasion, we have also repaired or replaced certain components, made software fixes, or refunded the purchase price or license fee paid by our customers due to product or software defects. Our insurance may be inadequate to protect against these issues. If there are significant product defects, the costs to remediate such defects, net of reimbursed amounts from our vendors, if any, or to resolve warranty claims may adversely affect our financial condition and results of operations and may harm our reputation.

Factors Related to Intellectual Property

The intellectual property licensing component of our business strategy increases our business risk and fluctuation of our revenue and margins.

Our business strategy includes licensing our intellectual property to companies that incorporate it into their technologies that address multiple markets, including markets where we participate and compete. Our Licensing and services revenue may be impacted by the introduction of new technologies by customers in place of the technologies we license, changes in the law that may weaken our ability to prevent the use of our patented technology by others, the expiration of our patents, and changes of demand or selling prices for products using licensed patents. We cannot assure that our licensing customers will continue to license our technology on commercially favorable terms or at all, or that these customers will introduce and sell products incorporating our technology, accurately report royalties owed to us, pay agreed upon royalties, honor agreed upon market restrictions, or maintain the confidentiality of our proprietary information, or will not infringe upon or misappropriate our intellectual property. Our intellectual property licensing agreements are complex and may depend upon many factors that require significant judgments, including completion of milestones, allocation of values to delivered items and customer acceptance.

Our sale of patents and intermittent significant licensing transactions can cause material fluctuations in our revenue and gross margins.

We have generated revenue from the sale of certain patents from our portfolio in the past, generally for non-core technology that we are no longer actively developing. While we plan to continue to monetize our patent portfolio through sales of non-core patents, we may not be able to realize adequate interest or prices for those patents. Accordingly, we cannot provide assurance that we will continue to generate revenue from these sales. In addition, although we seek to be strategic in our decisions to sell patents, we might incur reputational harm if a purchaser of our patents sues one of our customers for infringement of the purchased patent, and we might later decide to enter a space that requires the use of one or more of the patents we sold. In addition, as we sell groups of patents, we no longer have the opportunity to further sell or to license those patents and receive a continuing royalty stream.

Our Licensing and services revenue fluctuates, sometimes significantly, from period to period because it is heavily dependent on a few key transactions being completed in a given period, the timing of which is difficult to predict and may not match our expectations. Licensing and services revenue may include revenue from the sales of patents, which may be difficult to complete and which may have complex terms for the payment which affects revenue recognition. Because of its high margin, the Licensing and services revenue portion of our overall revenue can have a disproportionate impact on gross profit and profitability. In addition, generating revenue from patent sales and intellectual property licenses is a lengthy and complex process that may last beyond the period in which our efforts begin, and the accounting rules governing the recognition of revenue from patent sales and intellectual property licensing transactions are increasingly complex and require significant judgment. As a result, the amount of license revenue recognized in any period may differ significantly from our expectations.

Our participation in the HDMI standard is evolving, and our share of adopter fees and royalties for the HDMI standard is subject to variability.

We share HDMI royalties with the other HDMI Founders based on an allocation formula, which is reviewed generally every three years. The previous allocation, adopted in 2019, expired at the end of fiscal 2022, and the HDMI Founders are currently negotiating a new agreement covering the sharing period that began January 1, 2023. The amount of our portion of the royalty allocation is dependent on the royalties generated by adopter sales of royalty-bearing HDMI technology, which are subject to variability in economic trends particularly in the market for consumer electronics.

If we are unable to adequately protect our new and existing intellectual property rights globally, our financial results and our ability to compete effectively may suffer.

Our success depends in part on our proprietary technology, and we rely upon patent, copyright, trade secret, mask work, and trademark laws to protect our intellectual property globally. We intend to continue to protect our proprietary technology, however, we may be unsuccessful in asserting our intellectual property rights or such rights may be invalidated, violated, circumvented, or challenged. From time to time, third parties, including our competitors, have asserted against us patent, copyright, and other intellectual property rights to technologies that are important to us. Third parties may attempt to misappropriate our intellectual property through electronic or other means or assert infringement claims against us in the future. Such assertions by third parties may result in costly litigation, indemnity claims, or other legal actions, and we may not prevail in such matters or be able to license any valid and infringed patents from third parties on commercially reasonable terms. This could result in the loss of our ability to import and sell our products or require us to pay costly royalties to third parties in connection with sales of our products. Any infringement claim, indemnification claim, or impairment or loss of use of our intellectual property could materially adversely affect our financial condition and results of operations.

Factors Related to Overall Business & Operations

Our business depends on the use of information technology systems. A failure of these systems, cybersecurity incidents, or cyber-fraud may cause business disruptions, compromise our intellectual property or other sensitive information, or result in losses.

We rely on information technology ("IT") networks and systems to collect, process, maintain, use, share, disseminate, and dispose of our information and manage our operations, including financial reporting. Our IT systems are subject to power and telecommunication outages and other system failures and disruptions. Further, despite our security measures, our IT systems may be vulnerable to cybersecurity threats and suffer cybersecurity incidents. These systems are also supported by subcontractors and third-party providers who may also be subject to power and telecommunication outages or other general system failures and disruptions and cybersecurity threats and cybersecurity incidents. The legal, regulatory and contractual environments surrounding information security, data privacy, and data protection are complex and evolving. We continue to commit significant resources to implementing new systems to standardize our processes worldwide and to develop our capabilities in these areas. We are focused on realizing the full analytical functionality of these conversions, which can be extremely complex, in part, because of the wide range of legacy systems and processes that must be integrated.

In the normal course of business, we may implement new or updated IT systems and, as a result, we may experience delays or disruptions in the integration of these systems, or the related procedures or controls. The policies and security measures established with our IT systems may be vulnerable to cybersecurity incidents such as security breaches and cyberattacks, or cyber-fraud. We may also encounter corruption or loss of data, an inability to accurately process or record transactions, and security or technical reliability issues. All of these could harm our ability to conduct core operating functions such as processing invoices, shipping and receiving, recording and reporting financial and management information on a timely and accurate basis, and could impact our internal control compliance efforts. If the technical solution or end user training are inadequate, it could limit our ability to manufacture and ship products as planned. Moreover, the proper functioning of the internal processes that the IT systems and networks support relies on qualified employees. Competition for qualified employees has generally increased across the economy in the United States, which, if we experience employee turnover, could lead to disruptions in our processes, inadequate end user training or difficulty updating our IT systems and networks.

We maintain sensitive data on our networks and on the networks of our business partners and third-party providers, including proprietary and confidential information relating to our intellectual property, personnel, and business, and that of our customers and third-party providers. Companies have been increasingly subject to a wide variety of cybersecurity incidents such as cyberattacks, hacking, phishing, malware, ransomware, and other attempts to gain unauthorized access to systems or data, or to engage in fraudulent behavior. Cyberattacks have become more prevalent, sophisticated and much harder to detect and defend against and it is often difficult to anticipate or detect such incidents on a timely basis and to assess the damage caused by them. In addition, our agreements with third-party providers, including but not limited to the liability limitations and insurance provisions contained in such agreements, may be inadequate to cover the liability, if any, associated with any security breaches. Increasing geopolitical tensions or conflicts have also created, and may continue to create, a heightened risk of cyberattacks, and AI and other evolving technologies may also increase the prevalence and impact of cyberattacks. Our policies and security measures cannot guarantee security, and our IT infrastructure, including our networks and systems, may be vulnerable to security breaches and cybersecurity incidents, cyberattacks, or cyber-fraud. In the past, third parties have attempted to penetrate and/or infect our network and systems with malicious software and phishing attacks in an effort to gain access to our network and systems. In addition, we are subject to the risk of third parties falsifying invoices and similar fraud, including by obtaining unauthorized access to our vendors' and business partners' networks. Although past threats and incidents have not resulted in a material adverse effect, we may incur material losses related to cybersecurity and other threats or incidents in the future.

In some circumstances, we may partner with third-party providers and provide them with certain data, including sensitive data, or the ability to access or otherwise process such data. These third parties also face substantial security risks from a variety of sources. There can be no assurance that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats, and we cannot guarantee that our systems and networks or those of our third-party service providers have not been breached or otherwise compromised, or that they and any software in our or their supply chains do not contain bugs, vulnerabilities, or compromised code that could result in a breach of or disruption to our systems and networks or the systems and networks of third parties that support us and our services. If any of our third-party providers fails to adopt or adhere to adequate data security practices, or suffers a security breach or incident, any data, including sensitive data, that we provide them or that they otherwise may access or process for us may be improperly accessed, used, disclosed, modified, lost, destroyed, or rendered unavailable. Any security breaches or incidents that we or our third-party providers may suffer could compromise our intellectual property, expose sensitive business information and otherwise result in unauthorized access to or disclosure, modification, misuse, loss, destruction, or other processing of sensitive information. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to eliminate or otherwise address security vulnerabilities, and we and our third-party service providers may face difficulties or delays in identifying or otherwise responding to any potential security breach or incident.

Further, the increase in cyberattacks has resulted in an increased focus on cybersecurity by certain government agencies. Any cyberattack or other security breach or cybersecurity incident that we or our third-party providers may suffer, or the perception that any such attack, breach, or incident has occurred, could result in a loss of customer confidence in our security measures, damage to our brand, reputation, and market position, result in unauthorized access to or disclosure, modification, misuse, loss, corruption, unavailability, or destruction of our data or other sensitive data that we or our third-party providers process or maintain, disrupt normal business operations, require us to spend material resources to investigate or correct any breach or incident and to prevent future security breaches and incidents, expose us to legal claims and liabilities, including litigation, regulatory investigations and enforcement actions, and indemnity obligations, and adversely affect our revenues and operating results. Further, any such actual or perceived breach or incident, and any claims, demands, litigation, or investigations or enforcement actions related to cybersecurity could cause us to incur significant remediation costs, result in product development delays, disrupt key business operations, and divert attention of management and key IT resources. In addition, we may incur loss as a result of cyber-fraud, such as those experienced by other companies by making unauthorized payments irrespective of robust internal controls.

Failure or disruptions of our IT systems or difficulties or delays in maintaining, managing, and integrating them could adversely affect our controls and procedures and could impact our ability to perform necessary operations, which could materially adversely affect our business.

The costs of maintaining our cybersecurity risk management program, as well as the costs of mitigating cybersecurity risks, are significant and are likely to increase in the future. These costs include, but are not limited to, maintaining software and services to prevent and detect cybersecurity threats and incidents, retaining the services of cybersecurity providers; compliance costs arising out of existing and future cybersecurity, data protection and privacy laws and regulations; and costs related to maintaining redundant networks, data backups and other damage-mitigation measures. We cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities incurred and, will cover any indemnification claims against us relating to any incident, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

We regularly test for goodwill and other impairments as required under U.S. GAAP, and we may incur future impairments.

We are required under U.S. GAAP to test goodwill for possible impairment on an annual basis and to test goodwill and long-lived assets, including amortizable intangible assets, for impairment at any other time that circumstances arise indicating the carrying value may not be recoverable. For purposes of testing goodwill for impairment, the Company currently operates as one reporting unit: the core Lattice business, which includes intellectual property and semiconductor devices. There were no impairment charges to goodwill in fiscal years 2024, 2023, or 2022. Impairment charges related to amortizable intangible assets from our acquisition of Mirametrix, Inc. ("Mirametrix") totaled approximately $13.9 million in fiscal year 2024. There were no impairment charges to amortizable intangible assets in fiscal years 2023 or 2022.There is no certainty that future impairment tests will indicate that goodwill or amortizable intangible assets will be deemed recoverable. As we continue to review our business operations and test for impairment or in connection with possible sales of assets, we may have impairment charges in the future, which may be material.

Changes to financial accounting standards may affect our results of operations and could cause us to change our business practices.

We prepare our consolidated financial statements to conform to generally accepted accounting principles in the United States. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create accounting rules and regulations. Changes in these rules have occurred in the past and future changes to these rules, or in the guidance relating to interpretation and adoption of the rules, could have a material effect on our financial results and could affect portions of our business differently. Accounting standards also require us to make estimates and assumptions in connection with the preparation of our financial statements, and any changes to those estimates and assumptions could adversely affect our results of operations, cash flows and financial condition.

Changes in effective tax rates, tax laws and our global organizational structure and operations could expose us to unanticipated tax consequences.

We are subject to taxation in the United States and other countries. Certain tax positions may remain open to examination for several years. Challenges by tax authorities to our previous tax positions and intercompany transfer pricing arrangements, and continuing assessments of our tax exposures may have an adverse effect on our provision for income taxes and cash tax liability. We have a global tax structure that aligns our corporate structure with our global business operations, and we currently operate legal entities in multiple countries. We may choose to consolidate or integrate certain of these entities, and these integration activities, as well as changes in composition of our earnings in jurisdictions with different tax rates, may impact the taxes we pay or tax provision we record, which could adversely affect our results of operations. Furthermore, various levels of government are focused on tax reform and other legislative actions to increase tax revenue.

We also may be impacted by changes in the tax laws of the United States and foreign jurisdictions. The Inflation Reduction Act of 2022 implemented certain tax provisions, including a 1% excise tax on certain stock repurchases made by publicly traded corporations after December 31, 2022, and provided for various incentives and tax credits. A number of countries, as well as organizations such as the Organisation for Economic Co-operation and Development, which represents a coalition of member countries, support the 15% global minimum tax initiative, and have adopted or intend to adopt laws to implement this initiative. Such countries and organizations are also actively considering changes to existing laws or have proposed or enacted new laws with changes to numerous long-standing tax principles. Such changes, as well as changes in taxing jurisdictions' administrative interpretations, decisions, policies, and positions, could have a material adverse effect on our business, results of operations, or financial condition. In addition, future effective tax rates could be affected by changes in the valuation of deferred tax assets and liabilities.

Weakness in our internal control over financial reporting and business processes could adversely affect our business and financial results.

We are required to maintain internal controls over financial reporting. We review these controls regularly and deficiencies may be identified from time to time. In the future, we may identify material weaknesses in our internal controls over financial reporting. Any failure to maintain an effective system of internal controls over financial reporting could limit our ability to report our financial results accurately and timely, which could adversely affect our business, financial results, and stock price.

We must also maintain high quality business processes, and we also use third-party IT vendors and their business processes. We rely on our and their business processes to, among other things, coordinate with our suppliers, manage our supply chain efficiently, manufacture high quality products and comply with various laws and regulations. Any failure by us, or by our third-party IT vendors, to maintain high quality business processes, or to effectively adjust our or their business processes to changing circumstances and needs, could limit our ability to meet our business' needs, which could adversely affect our business, financial results, and stock price.

We compete with others to attract and retain key personnel, and any loss of, or inability to attract, such personnel could adversely affect our ability to compete effectively.

We depend on the efforts and abilities of certain key members of management and other technical personnel. Our future success depends, in part, upon our ability to retain such personnel and attract and retain other highly qualified personnel, particularly product engineers who can respond to market demands and required product innovation. Competition for such personnel has been increasing generally throughout the economy, and we may not be successful in hiring or retaining new or existing qualified personnel. In fiscal 2024, we conducted a worldwide reduction in force that could cause disruptions in our operations, negatively affect employee morale, and make us a less attractive employer in the market for new talent. If we lose existing qualified personnel or are unable to hire new qualified personnel, as needed, we could have difficulty competing in our highly competitive and innovative environment.

Further, changes in immigration laws and regulations, or their administration or enforcement, may impair our ability to attract and retain qualified engineering personnel. In the U.S., where a portion of our research and development teams are located, tightening of immigration controls may adversely affect the employment status of non-U.S. engineers and other key technical employees or further impact our ability to hire new non-U.S. employees. Moreover, certain immigration policies in the U.S. may make it more difficult for us to recruit and retain highly skilled foreign national graduates of universities in the U.S., additionally limiting the pool of available talent.

Our success also depends significantly on the contributions of our senior management team. We have undergone senior management transitions in the past, and may experience such transitions in the future. Effective succession planning is important for our long-term success. Failure to ensure effective transfers of knowledge and smooth transitions involving senior management could hinder our strategic planning and execution. None of our senior management is bound by written employment contracts. The loss of any of our senior management or any inability to find suitable replacements could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate.

Our insurance may not adequately cover certain risks and, as a result, our financial condition and results may be adversely affected.

We carry insurance customary for companies in our industry, including, but not limited to, liability, property, and casualty; workers' compensation; cyber liability; and business interruption insurance. We also insure our employees for basic medical expenses. In addition, we have insurance contracts that provide director and officer liability coverage for our directors and officers. Other than the specific areas mentioned above, we are self-insured with respect to most other risks and exposures, and the insurance we carry in many cases is subject to a significant policy deductible or other limitation before coverage applies. Based on management's assessment and judgment, we have determined that it is more cost effective to self-insure against certain risks than to incur the insurance premium costs. The risks and exposures for which we self-insure include, but are not limited to, certain natural disasters, certain product defects, certain matters for which we indemnify third parties, political risk, certain theft, patent infringement, and employment practice matters. Should there be a catastrophic loss due to an uninsured event (such as an earthquake) or a loss due to adverse occurrences in any area in which we are self-insured, our financial condition or operating results could be adversely affected.

We may incur indebtedness which could reduce our strategic flexibility and liquidity and may have other adverse effects on our results of operations.

Our amended and restated credit agreement, dated September 1, 2022 (the "2022 Credit Agreement") allows us to draw up to $350 million. While as of December 28, 2024, we had no borrowings outstanding under the 2022 Credit Agreement, the incurrence of indebtedness could impact the Company. Our obligations under the 2022 Credit Agreement are guaranteed by certain of our U.S. subsidiaries meeting materiality thresholds set forth in the 2022 Credit Agreement, and the revolving loans under the 2022 Credit Agreement may be reborrowed and repaid at our discretion, with any remaining outstanding principal amount due and payable on the maturity date of the revolving loan facility on September 1, 2027. Our ability to meet our debt service obligations depends upon our operating and financial performance, which is subject to general economic and competitive conditions and to financial, business and other factors affecting our operations, many of which are beyond our control. If we are unable to service our debt, we may need to sell material assets, restructure or refinance our debt, or seek additional equity capital. Prevailing economic conditions and global credit markets could adversely impact our ability to sell material assets, restructure or refinance our debt on terms acceptable to us, or at all, or we may not be able to restructure or refinance our debt without incurring significant additional fees and expenses.

The 2022 Credit Agreement contains customary affirmative and negative covenants, including covenants limiting the ability of the Company and our subsidiaries to, among other things, incur debt, grant liens, undergo certain fundamental changes, make investments, make certain restricted payments, dispose of assets, enter into transactions with affiliates, and enter into burdensome agreements, in each case, subject to limitations and exceptions set forth in the 2022 Credit Agreement. We are also required to maintain compliance with a total net leverage ratio and an interest coverage ratio, in each case, determined in accordance with the terms of the 2022 Credit Agreement.

The amount and terms of our indebtedness, as well as our credit rating, could have important consequences, including the following:

- we may be more vulnerable to economic downturns, less able to withstand competitive pressures, and less flexible in responding to changing business and economic conditions;
- our cash flow from operations may be allocated to the payment of outstanding indebtedness, and not to research and development, operations or business growth;
- we might not generate sufficient cash flow from operations or other sources to enable us to meet our payment obligations under the facility and to fund other liquidity needs;
- our ability to make distributions to our stockholders in a sale or liquidation may be limited until any balance on the facility is repaid in full; and
- our ability to incur additional debt, including for working capital, acquisitions, or other needs, is more limited.

If we breach a loan covenant, the lenders could accelerate the repayment of the facility. We might not have sufficient assets to repay our indebtedness upon acceleration. If we are unable to repay or refinance the indebtedness upon acceleration or at maturity, the lenders could initiate a bankruptcy proceeding against us or collection proceedings with respect to our assets and subsidiaries securing the facility, which could materially decrease the value of our common stock.

Unfavorable or uncertain market conditions and risks relating to the adoption, use or application of emerging technologies, including AI, by our customers and in our business, may impact financial results and could result in reputational and financial harm and liability.

The adoption of AI solutions may not develop in the manner or in the time periods we anticipate and as the markets for AI solutions are still developing, demand for these products may be unpredictable and may vary significantly from one period to another. These factors may adversely impact demand for our AI related products including our products that support AI solutions. In addition, compliance with government regulations and unfavorable developments with evolving laws and regulations worldwide related to these products and suppliers may increase the costs related to the development of AI products and solutions and limit global adoption, which may also adversely impact demand for our AI related products. For example, numerous U.S. states have proposed, and in certain cases enacted, legislation restricting the use of AI or imposing obligations in connection with its use, including by addressing forms of automated decision making.

Concerns relating to the responsible use of new and evolving technologies, such as AI, in our and our customers' products and services may result in reputational and financial harm and liability. We and our customers are increasingly building AI capabilities into many products and services. AI poses emerging ethical issues and presents risks and challenges that could affect its adoption, and therefore our business. If we or our customers enable or offer solutions that draw controversy due to their perceived or actual impact on society, such as AI solutions that have unintended consequences or are controversial, we may experience reputational harm, competitive harm or legal liability.

Additionally, while we restrict the use of third-party and open source AI tools, such as ChatGPT, the internal governance of the adoption of these technologies can be challenging, and our employees and consultants may use these tools on an unauthorized basis and our partners may use these tools, which poses additional risks relating to the protection of data, including the potential exposure of our proprietary confidential information to unauthorized recipients and the misuse of our or third-party intellectual property. Use of AI tools may result in allegations or claims against us related to violation of third-party intellectual property rights, unauthorized access to or use of proprietary information and failure to comply with open source software requirements. AI tools may also produce inaccurate responses that could lead to errors in our decision-making, product development or other business activities, which could have a negative impact on our business, operating results and financial condition. Our ability to mitigate these risks will depend on our continued effective maintaining, training, monitoring and enforcement of appropriate policies and procedures governing the use of AI tools, and the results of any such use, by us or our partners.

Climate change and climate change-related policies and regulations may have a long-term impact on our business.

Climate-related risks are inherent wherever our business is conducted. Global climate change is causing, and is projected to continue to cause, an increase in the frequency and intensity of certain natural disasters and adverse weather, such as drought, wildfires, storms, sea-level rise, flooding, heat waves, and cold waves, occurring more frequently or with greater intensity. Such extreme events are driving changes in market dynamics, stakeholder expectations, and local, national and international climate change policies and regulations, any of which could result in disruptions to us, our suppliers, vendors, customers and logistics hubs, and may impact employees' abilities to commute or to work from home effectively. These disruptions could make it more difficult and costly for us to deliver our products and services, obtain components or other supplies through our supply chain, maintain, or resume operations or perform other critical corporate functions, and could reduce customer demand for our products and services.

The increasing concern over climate change could also result in transition risks such as shifting customer preferences. Changing customer preferences may result in increased expectations regarding our solutions, products, and services, including the use of packaging materials and other components in our products and their environmental impact. These expectations may cause us to incur additional costs or make other changes to our operations to respond to them, which could adversely affect our financial results. If we fail to manage transition risks and customer expectations in an effective manner, customer demand for our solutions, products, and services could diminish, and our profitability could suffer. Concerns over climate change, as well as the adoption of new laws or regulations, may also impact market dynamics and may result in shifts in customer expectations, preferences, or requirements, which may require us to change our practices or incur increased costs or adversely impact customer demand for our products and services.

Additionally, concerns over climate change have resulted in, and are expected to continue to result in, the adoption of legal and regulatory requirements designed to address climate change, as well as legal and regulatory requirements requiring certain climate-related disclosures. Where new laws or regulations are more stringent than current legal or regulatory requirements, we may experience increased compliance burdens and costs to meet such obligations. These laws could cause us to incur additional direct costs for compliance, as well as indirect costs resulting from our customers, suppliers or both incurring additional compliance costs that are passed on to us. These legal and regulatory requirements, as well as investor expectations, on corporate environmental and social responsibility practices and disclosure, are subject to change, can be unpredictable, and may be difficult and expensive for us to comply with, given the complexity of our supply chain and our significant outsourced manufacturing. If we are unable to comply, or are unable to cause our suppliers or subcontractors to comply, with such policies or provisions or meet the requirements of our customers and investors, customers may stop purchasing products form us or an investor may sell their shares, and may take legal action against us, which could harm our reputation, revenue, and results of operations.

Climate change also may reduce the availability or increase the cost of insurance for these negative impacts of natural disasters by contributing to an increase in the incidence and severity of such natural disasters. Ultimately, the impacts of climate change, whether involving physical risks (such as disruptions resulting from climate-related events or rising sea levels) or transition risks (such as regulatory changes, changes in market dynamics or increased operating costs, including the cost of insurance) are expected to be widespread and unpredictable and may materially adversely affect our business and financial results.

18

Factors Related to Our Markets and Product Development

The semiconductor industry routinely experiences cyclical market patterns and our products are used across different end markets. A significant downturn in the industry or in any of these end markets could cause a meaningful reduction in demand for our products and adversely affect our operating results.

The semiconductor industry is highly cyclical and subject to downturns, such as we are currently seeing, and our revenue and gross margin can fluctuate significantly due to such downturns. These downturns can be severe and prolonged and can result in price erosion and weak demand for our products. Weak demand for our products resulting from general economic conditions affecting the end markets we serve, or the semiconductor industry specifically, and reduced spending by our customers can result, and in the past has resulted, in diminished product demand, high inventory levels, erosion of average selling prices, excess and obsolete inventories and corresponding inventory write-downs. Our expense levels are based, in part, on our expectations of future sales. Many of our expenses, particularly those relating to facilities, capital equipment, and other overhead, are relatively fixed. We might be unable to reduce spending quickly enough to compensate for reductions in sales. Accordingly, shortfalls in sales could adversely affect our operating results. Furthermore, any significant upturn in the semiconductor industry could result in increased competition for access to raw materials and third-party service providers.

Additionally, our products are used across different end markets, and demand for our products is difficult to predict and may vary within or among our Industrial and Automotive, Communications and Computing, and Consumer end markets. Our target markets may not grow or develop as we currently expect, and demand may increase or change in one or more of our end markets, and changes in demand may reduce our revenue, lower our gross margin and effect our operating results. We have experienced concentrations of revenue at certain customers and within certain end markets, and we regularly compete for design opportunities at these customers and within these markets. Any deterioration in these end markets, reductions in the magnitude of revenue streams, our inability to meet design and pricing requirements, or volatility in demand for our products could lead to a reduction in our revenue and adversely affect our operating results. Our success in our end markets depends on many factors, including the strength or financial performance of the customers in our end markets, our ability to timely meet rapidly changing product requirements, market needs, and our ability to maintain design wins across different markets and customers to dampen the effects of market volatility. The dynamics of the markets in which we operate make prediction of and timely reaction to such events difficult.

Due to these and other factors, our past results may not be reliable predictors of our future results. If we are unable to accomplish any of the foregoing, or to offset the volatility of cyclical changes in the semiconductor industry or our end markets through diversification into other markets, these factors could materially and adversely affect our business, financial condition, and operating results.

Our success and future revenue depend on our ability to develop and introduce new products that achieve customer and market acceptance.

We compete in a dynamic environment characterized by rapid technology and product evolution, generally followed by a relatively longer process of ramping up to volume production on advanced technologies. Our end customers' continued use of our products is frequently reevaluated, as certain of our customers' product life cycles are relatively short and they continually develop new products. The selection process for our products to be included in our customers' new products is highly competitive. There are no guarantees that our products will be included in the next generation of products introduced by these customers. Additionally, our markets are also characterized by evolving industry standards and increased demand for more features and performance, which requires higher levels of integration and more advanced process technology. Our competitive position and success depend on our ability to innovate, develop, and introduce new products that compete effectively on the basis of price, density, functionality, power consumption, form factor, and performance, and our ability to address the evolving needs of the markets we serve, among other things. With increased introduction of new products, we expect revenue related to mature products to decline over time in a normal product life cycle. As a result, we may be increasingly dependent on revenue derived from our newer products.

Our future growth and the success of new product introductions depend upon numerous factors, including:

● timely completion and introduction of new product designs;
● ability to generate new design opportunities and design wins, including those which result in sales of significant volume;
● achievement of necessary volume of production to achieve acceptable cost;
● availability of specialized field application engineering resources supporting demand creation and customer adoption of new products;
● ability to utilize advanced manufacturing process technologies;
● achieving acceptable yields and obtaining adequate production capacity from our wafer foundries and assembly and test subcontractors;
● the avoidance or management of significant quality or reliability issues;
● ability to obtain advanced packaging;
● availability of supporting software design tools;
● utilization of predefined IP logic;
● customer acceptance of advanced features in our new products; and
● market acceptance of our customers' products.

The failure of any of these factors, among others, could adversely affect our product innovation, development and introduction efforts and our financial condition and results of operations.

We compete against companies that have significantly greater resources than us and numerous other product solutions.

The semiconductor industry is highly competitive and many of our direct and indirect competitors have substantially greater financial, technological, manufacturing, marketing, and sales resources than us. Consolidation in our industry may increasingly mean that our competitors have greater consolidated resources, or other synergies, including the ability to attract qualified employee or incorporate higher costs into product and service prices, that could put us at a competitive disadvantage. We also expect to face additional competition from new entrants in our markets, which may include both large domestic and international semiconductor manufacturers, as well as smaller, emerging companies. We currently compete directly with companies that have licensed our technology or have developed similar products, as well as numerous semiconductor companies that offer products based on alternative solutions, such as applications processor, application specific standard product, microcontroller, analog, and digital signal processing technologies. Competition from these semiconductor companies may intensify as we offer more products in any of our end markets. These competitors include established, multinational semiconductor companies, as well as emerging companies. Additionally, our competitors may operate under more favorable regulatory environments or benefit from economic polices (such as subsidies or other protectionism) that provide them with additional competitive advantages.

We depend on independent contractors and third parties to provide key services in our product development and operations, and any disruption of their services, or an increase in cost of these services, could negatively impact our financial condition and results of operations.

We depend on subcontractors to provide cost effective and efficient services in our product development and supply chain functions, including test and assembly services, software and hardware development, support of intellectual property cores, inventory management, lead time management, technical support, and order fulfillment.

Our operations and operating results may be adversely affected if we experience problems with our subcontractors that impact the delivery of product to our customers. These problems may include: schedule delays or defects in software or hardware development deliverables; prolonged inability to obtain wafers or packaging materials with competitive performance and cost attributes; inability to achieve adequate yields or timely delivery; inability to meet customer timelines or demands; disruption or defects in assembly, test, or shipping services; or delays in stabilizing manufacturing processes or ramping up volume for new products. If our third-party supply chain providers were to reduce or discontinue services for us or their operations are disrupted as a result of a fire, earthquake, act of terrorism, political unrest, governmental uncertainty, war, disease, or other natural disaster or catastrophic event, weak economic conditions, inflation, recession, labor market disruptions, or any other reason, our financial condition and results of operations could be adversely affected.

Factors Related to Our Sales and Revenue

Our revenues depend on our relationships with our distributors and on a concentrated group of end customers. An adverse change in the relationships with, or performance of, our distributors, or any reduction in the use of our products by our end customers, could harm our sales and significantly decrease our revenue.

We depend on a concentrated group of distributors to sell our products to end customers, complete order fulfillment, maintain sufficient inventory of our products and provide services to our end customers. In fiscal 2024, revenue attributable to sales to distributors accounted for 89% of our total revenue, with two distributors accounting for approximately 64% of total revenue, and we may experience further distributor consolidation. We have significant outstanding receivables with our top distributors, and expect our distributors to generate a significant portion of our revenue in the future. Any adverse change to our relationships or agreements with our distributors, a failure by one or more of our distributors to perform its obligations to us, a reduction in a distributor's business volume with us, any reduction in pricing on products sold to any key customer or distributor, or consolidation in the distribution industry, could have a material impact on our business, including a reduction in our access to certain end customers, our ability to sell our products, or our financial results.

If our relationships with any material customers were to diminish, if these customers were to develop their own solutions or adopt alternative solutions or competitors' solutions, if any one or more of our concentrated groups of customers were to experience significantly adverse financial conditions, including as a result of inflation, economic slowdown or recession, or labor market disruptions, or if as a result of trade disputes or sanctions these customers were restricted from purchasing our products, our results could be adversely affected.

In addition, the inability of customers to obtain credit, the insolvency of one or more customers, or tariffs applicable to our customers' products, could impact our sales. Any of these effects could impact our ability to effectively manage inventory levels and collect receivables, require additional restructuring actions, and decrease our revenue and profitability.

20

The nature of our business and length of our sales cycle makes our revenue, gross margin, net income, and inventory subject to fluctuation and difficult to accurately predict.

A number of factors, including how products are manufactured to support end markets, yield, wafer pricing, cost of packaging raw materials, product mix, market acceptance of our new products, competitive pricing dynamics, product quality, geographic and/or end market mix, and pricing strategies, can cause our revenue, gross margins, net income, and inventory to fluctuate significantly either positively or negatively from period to period.

We have limited visibility into the demand for our products, particularly new products, because demand for our products depends upon our products being designed into our end customers' products and those products achieving market acceptance. During our sales cycle, our customers typically test and evaluate our products prior to deciding to include our products into the design of their own products, and then require additional time to begin volume production of their products. This lengthy sales cycle may cause us to incur significant expenses, which could be exacerbated by rising inflation, significant production delays, or additional inventory costs before we receive a customer order that may be delayed or never get placed. A key strategic customer may demand certain design or production resources to meet their requirements or work on a specific solution, which could cause delays in our normal development schedule and result in significant investment of our resources or missed opportunities with other potential customers. We may incur these expenses without generating revenue from our products to offset the expenses.

While our sales cycles are typically long, our average product life cycles can be short as a result of the rapidly changing technology environment in which we operate. From time to time, our inventory levels may be higher than historical norms due to inventory build decisions aimed at meeting expected demand, ramping for new products, reducing direct material cost, or enabling responsiveness to expected demand. In the event the expected demand does not materialize, or if our short sales cycle does not generate sufficient revenue, we may be subject to incremental excess and obsolescence costs.

These factors make it difficult for us to accurately forecast future sales and project quarterly revenues. The difficulty in forecasting future sales weakens our ability to project our inventory requirements, which could result, and in the past has resulted, in inventory write-downs or failure to meet customer product demands in a timely manner. While we may issue guidance, difficulty in forecasting financial performance, relative customer and product mix, and the unpredictability of unknown variables and their impact on our financial performance may impair the accuracy of our forward-looking financial measures.

Accounting requirements related to sales through our distribution channel could result in our reporting revenue in excess of demand.

Revenue recognition standards require recognition of revenue based on estimates and may require us to record revenue from distributors that is in excess of actual end customer demand. Since we have limited ability to forecast inventory levels of our end customers, we depend on the timeliness and accuracy of resale reports from our distributors. Late or inaccurate resale reports could mask significant build-up of inventories in our distribution channel, have a detrimental effect on our ability to properly recognize revenue, and impact our ability to forecast future sales. An inventory build-up in our distribution channel could result in a slowdown in orders, requests for returns from customers, or requests to move out planned shipments. If our distributors do not ultimately sell the inventory and our estimates change, we could be required to materially correct our recognized revenue in a future period, depending on actual results. Any failure to manage these challenges could disrupt or reduce sales of our products and unfavorably impact our financial results.

General Risk Factors

Our operations are subject to the effects of inflationary pressures and recessionary concerns.

Global economic conditions have recently experienced historically high levels of inflation, and there is increasing concern about the potential for recession and/or economic slowdown. Recent inflation caused by global supply chain disruptions, strong economic recovery and associated widespread demand for goods, and government stimulus packages, among other factors, continues to impact our business. For instance, global supply chain disruptions have resulted in shortages in materials and services. Such shortages have resulted in inflationary cost increases for labor, materials, and services across the economy, and could continue to cause costs to increase as well as scarcity of certain products. To the extent inflation, or government responses to inflation, results in rising interest rates and has other adverse effects on the market, including the possibility of recession, it may adversely affect our consolidated financial condition and results of operations.

Business disruptions could seriously harm our future revenue, cash flows, and financial condition and increase our costs and expenses.

Our worldwide operations and supply chain could be disrupted by natural or human-induced disasters including, but not limited to, earthquakes, tsunamis, or floods; hurricanes, cyclones, or typhoons; fires, or other extreme weather conditions; power or water shortages; telecommunications failures; materials scarcity and price volatility; manufacturing equipment failures; IT system failures; cybersecurity attacks; data breaches; medical epidemics or pandemics; terrorist acts, civil unrest, military actions, conflicts, or wars; or other natural or man-made disasters or catastrophic events.

The occurrence of any of these business disruptions could adversely affect our competitive position and result in significant losses, decrease demand for our products, seriously harm our revenue, profitability and financial condition, increase our costs and expenses, make it difficult or impossible to provide services or deliver products to our customers or to receive components from our suppliers, create delays and inefficiencies in our supply chain, result in the need to impose employee travel restrictions, and require substantial expenditures and recovery time in order to fully resume operations. The impacts and frequency of any of the above could furthermore be exacerbated by climate change, particularly in countries where we, or our suppliers or customers, operate that have limited infrastructure and disaster recovery resources.

Our operations and those of our significant suppliers and distributors could be adversely affected if manufacturing, logistics, or other operations in key locations, including logistics hubs in Asia, are disrupted for any reason, such as those described above or other economic, business, labor, environmental, public health, regulatory or political reasons. In addition, even if our operations are unaffected or recover quickly, if our customers cannot timely resume their own operations due to a catastrophic event, they may reduce or cancel their orders, or these events could otherwise result in a decrease in demand for our products.

The trading price of our common stock has been and may continue to be subject to volatility in response to a variety of factors.

Our common stock has experienced substantial price volatility in the past and may continue to do so in the future. Additionally, the technology industry and the stock market as a whole has experienced extreme volatility that often has been unrelated to the performance of particular companies. The trading price of our common stock has and may continue to fluctuate widely due to various factors, including, but not limited to, actual or anticipated fluctuations in our financial condition and operating results; changes in financial estimates by us or financial or other market estimates and ratings by securities and other analysts; our ability to develop new products, enter new market segments, gain market share, manage cybersecurity and litigation risk, diversify our customer base, and successfully secure manufacturing capacity; news regarding our products or products of our competitors; any mergers, acquisitions or divestitures of assets undertaken by us; inflationary conditions, interest rate changes, and recessionary concerns; regulatory changes to international trade policies, economic sanctions, or export controls, such as new licensing requirements for exporting certain chip-related technology to China; terrorist acts or acts of war, including the ongoing conflict between Ukraine and Russia; epidemics and pandemics; trading activity in our common stock, including stock repurchases, actions by institutional or other large stockholders, or our inclusion in market indices; or general economic, industry, and market conditions worldwide.

The volatility of our stock may cause the value of a stockholder's investment to change rapidly. Investors in our common stock may not realize any return on their investment in us and may lose some or all of their investment. Additionally, if our stock price declines, it may be more difficult for us to raise capital and may have other adverse effects on our business. Stock price fluctuations could impact the value of our equity compensation, which could affect our ability to recruit and retain employees. Volatility in the trading price of our common stock could also result in the filing of securities class action litigation matters, which could result in substantial costs and the diversion of management time and resources. For these reasons, investors should not rely on recent or historical trends to predict future trading prices of our common stock, financial condition, results of operations, or cash flows.

Acquisitions, divestitures, strategic investments and strategic partnerships could disrupt our business and adversely affect our financial condition and operating results.

We may pursue growth opportunities by acquiring complementary businesses, solutions or technologies through strategic transactions, investments or partnerships. The identification of suitable acquisition, strategic investment or strategic partnership candidates can be costly and time consuming and can distract our management team from our current operations. If such strategic transactions require us to seek additional debt or equity financing, we may not be able to obtain such financing on terms favorable to us or at all, and such transaction may adversely affect our liquidity and capital structure. We may also choose to divest certain non-core assets, which divestitures could lead to charges against earnings and may expose us to additional liabilities and risks. Any strategic transaction might not strengthen our competitive position, may increase some of our risks, and may be viewed negatively by our customers, partners or investors. Even if we successfully complete a strategic transaction, we may not be able to effectively integrate the acquired business, technology, systems, control environment, solutions, personnel or operations into our business or global tax structure. We may experience unexpected changes in how we are required to account for strategic transactions pursuant to U.S. GAAP and may not achieve the anticipated benefits of any strategic transaction. We may incur unexpected costs, claims or liabilities that we incur during the strategic transaction or that we assume from the acquired company, or we may discover adverse conditions post acquisition for which we have limited or no recourse. We may also be a target for unsolicited acquisition or business combination offers. Appropriately reviewing and responding to any such offer can be costly and complex, and diverts the efforts and attention of management.

Litigation and unfavorable results of legal proceedings could adversely affect our financial condition and operating results.

From time to time, we are subject to various legal proceedings and claims that arise out of the ordinary conduct of our business. Certain claims may not yet be resolved, including but not limited to any that are discussed under Note 14 - Contingencies to our Consolidated Financial Statements in Part II, Item 8 of this report, and additional claims may arise in the future. Results of legal proceedings cannot be predicted with certainty. Regardless of merit or outcome, claims or litigation may be both time-consuming and disruptive to our operations and cause significant expense and diversion of management attention and we may enter into material settlements to avoid these risks. Should we fail to prevail in certain matters or enter into a material settlement, we may be faced with significant monetary damages or injunctive relief against us that could materially and adversely affect our financial condition and operating results and certain portions of our business.

Pandemics or other widespread public health problems could adversely affect our business, results of operations, and financial condition in a material way.

Pandemics, epidemics or other widespread public health problems could negatively impact our business. Outbreaks have resulted, and could again result, in significant government measures to control the spread of disease, including, among others, restrictions on travel, manufacturing, and the movement of employees. Jurisdictions in which we operate have had varying responses to pandemic and other widespread public health problems and the impact of such responses is difficult to anticipate. If, for example, pandemics were to occur in ways that significantly disrupt the manufacture, shipment, and buying patterns of our products or the products of our customers, this may materially negatively impact our operating results, including revenue, gross margins, operating margins, cash flows and other operating results, and our overall business. Disruptions to manufacturing and shipping could also constrain our supplies, leading to operational delays, disruptions and inflationary pressures. Our customers may also experience closures of their manufacturing facilities or inability to obtain other components, either of which could negatively impact demand for our solutions.

The ultimate impact of a pandemic on our operations and financial performance depends on many factors that are not within our control, including, but not limited, to: governmental, business, and individuals' responses; general economic uncertainty in key global markets; volatility in financial markets, labor markets, and supply chains; global economic conditions and levels of economic growth; and the pace of recovery when the pandemic subsides. Pandemics may negatively impact the overall economy and, as a result of the foregoing, could negatively impact our operating results and may do so in a material way. In particular, pandemics or other widespread public health problems may increase or change the severity of our other risks reported in this Annual Report on Form 10-K.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Our cybersecurity risk management process is a component of our overall enterprise risk management process, through which our Chief Executive Officer and other members of senior management assess, identify, and manage material risks from cybersecurity threats we face. Our cybersecurity process seeks to protect our information systems by managing and reducing material risks from cybersecurity threats and by responding to and mitigating cybersecurity incidents. The Board of Directors (the "Board"), and the Audit Committee of the Board (the "Audit Committee"), provide oversight of our cybersecurity risk management process. The Audit Committee reviews our cybersecurity program and cybersecurity risk management process quarterly, and our Board reviews our cybersecurity program annually. Our cybersecurity program is directly managed by the Chief Information Officer ("CIO"), who is experienced in information systems and cybersecurity and whose team is responsible for leading enterprise-wide cybersecurity strategy, policy, standards, architecture, and processes. The CIO provides periodic updates to our Board and Audit Committee, as well as our Chief Executive Officer and other members of our senior management. These updates cover the Company's material cybersecurity threats, the status of projects to strengthen our cybersecurity posture, and assessments of the cybersecurity program. Our cybersecurity risk management process is evaluated by internal and external cybersecurity experts, and the material results of those reviews are reported to senior management and the Board and Audit Committee as part of their oversight role. We also engage with third-party service providers deemed to have subject matter expertise in cybersecurity matters, industry participants, and law enforcement communities as part of our continuing efforts to evaluate and enhance the effectiveness of our cybersecurity policies and processes. We require each third-party service provider to certify that they implement and maintain appropriate security measures in connection with their work with us, and to promptly report any suspected breach of its security measures that may affect us. We use various tools and methodologies to manage cybersecurity risk and to prevent, detect, and mitigate cybersecurity incidents. Our tools and methodologies are tested regularly, including vulnerability scans, red-teaming exercises and other penetration testing, and review of cybersecurity threat intelligence feeds. We face risks from cybersecurity threats that could have a material adverse effect on our business, financial condition, results of operations, cash flows or reputation. We have experienced, and will continue to experience, cybersecurity incidents in the normal course of our business. However, prior cybersecurity incidents have not had a material adverse effect on our business, financial condition, results of operations, or cash flows. See "Risk Factors – Factors Related to Overall Business & Operations – Our business depends on the use of information technology systems. A failure of these systems, cybersecurity incidents, or cyber-fraud may cause business disruptions, compromise our intellectual property or other sensitive information, or result in losses."

Item 2. Properties

We lease a 47,800 square foot space in Hillsboro, Oregon as our corporate headquarters and a research and development facility through October 2028. In San Jose, California, we have 98,874 square feet under lease through September 2026, of which we use 49,579 square feet primarily for research and development.

In Metro Manila, Philippines, we lease a total of 50,503 square feet through May 2025 and another 8,333 square feet through March 2029 for research and development and operations facilities. In Shanghai, China, we lease 68,027 square feet through June 2025 for research and development operations. In Pune, India, we lease 29,055 square feet through March 2029 for research and development. In Penang, Malaysia, we lease 23,272 square feet through September 2029 for research and development and operations facilities. We also lease office facilities in multiple other metropolitan locations for our domestic and international sales staff. We believe that our existing facilities are suitable and adequate for our current and foreseeable future needs.

Item 3. Legal Proceedings

The information contained under the heading "Legal Matters" in Note 14 - Contingencies to our Consolidated Financial Statements in Part II, Item 8 of this report is incorporated by reference into this Part I, Item 3. Also, see "Litigation and unfavorable results of legal proceedings could adversely affect our financial condition and operating results" in "Risk Factors" in Item 1A of Part I of this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol "LSCC".

Holders

As of February 10, 2025, we had approximately 145 stockholders of record.

Dividends

The payment of dividends on our common stock is within the discretion of our Board of Directors. We intend to retain earnings to finance our business. We have never paid cash dividends.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

On November 30, 2023, we announced that our Board of Directors had approved a stock repurchase program pursuant to which up to $250 million of outstanding common stock could be repurchased from time to time (the "2024 Repurchase Program"). The duration of the 2024 Repurchase Program was through December 28, 2024. During the fourth quarter of fiscal 2024, we repurchased 366,969 shares for $20.0 million, or an average price paid per share of $54.50. All repurchases were open market transactions funded from available working capital. All shares repurchased pursuant to the 2024 Repurchase Program were retired by the end of the fourth quarter of fiscal 2024. We repurchased a total of 1,145,560 shares for $67.0 million, or an average price paid per share of $58.48, during fiscal year 2024.

On December 9, 2024, we announced that our Board of Directors had approved a stock repurchase program pursuant to which up to an additional $100 million of outstanding common stock could be repurchased from time to time (the "2025 Repurchase Program"). The duration of the 2025 Repurchase Program is through December 31, 2025. No shares were repurchased under the 2025 Repurchase Program during the fourth quarter of fiscal 2024.

The following table contains information regarding our repurchases of our common stock that is registered pursuant to Section 12 of the Securities Exchange Act of 1934 during the fourth quarter of fiscal 2024:

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (a)	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs ($M) (b)	
September 29, 2024 through October 26, 2024	—	$	—	—	$	203.0
October 27, 2024 through November 23, 2024	211,098	$	52.11	211,098	$	192.0
November 24, 2024 through December 28, 2024	155,871	$	57.74	155,871	$	100.0
Total	366,969	$	54.50	366,969	$	100.0

(a) All repurchases during the quarter were open-market transactions funded from available working capital made under the authorization from our Board of Directors to purchase up to $250.0 million of our common stock announced November 30, 2023.
(b) At December 28, 2024, this amount consists of the remaining portion of the $100 million program authorized through December 31, 2025 that was announced December 9, 2024. The remaining portion of the $250 million program authorized through December 28, 2024 expired with no additional shares repurchased.

Comparison of Total Cumulative Stockholder Return

The following graph shows the five-year comparison of cumulative stockholder return on our common stock, the Standard and Poor's ("S&P") 500 Index and the Philadelphia Semiconductor Index ("PHLX") from December 2019 through December 2024. Cumulative stockholder return assumes $100 invested at the beginning of the period in our common stock, the S&P and PHLX. Historical stock price performance is not necessarily indicative of future stock price performance.

Lattice Cumulative Stockholder Return



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Lattice Semiconductor Corporation, the S&P 500 Index
and the PHLX Semiconductor Index

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2025 Standard & Poor's, a division of S&P Global. All rights reserved.

	12/19	12/20	12/21	12/22	12/23	12/24
Lattice Semiconductor Corporation	100.00	239.39	402.61	338.98	360.45	295.98
S&P 500	100.00	118.40	152.39	124.79	157.59	197.02
PHLX Semiconductor	100.00	153.66	219.51	142.94	238.72	287.31

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Lattice develops technologies that we monetize through differentiated programmable logic semiconductor products, silicon-enabling products, system solutions, design services, and licenses. Lattice is the low power programmable leader. We solve customer problems across the network, from the Edge to the Cloud, in the growing communications, computing, industrial, automotive, and consumer markets. Our technology, long-standing relationships, and commitment to world-class support lets our customers quickly and easily unleash their innovation to create a smart, secure, and connected world.

Lattice has focused its strategy on delivering programmable logic products and related solutions based on low power, small size, and ease of use. We also serve our customers with IP licensing and various other services. Our product development activities include new proprietary products, advanced packaging, existing product enhancements, software development tools, soft IP, and system solutions for high-growth applications such as Edge AI, 5G infrastructure, platform security, and factory automation.

This discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes included in Part II, Item 8. "Financial Statements and Supplementary Data" of this report. Discussions of results for prior periods (fiscal 2023 compared to fiscal 2022) are incorporated by reference from our Annual Report on Form 10-K for the year ended December 30, 2023.

Impact of Global Economic Activity on our Business

Increased financial market volatility, inflationary pressure, interest rate changes, recessionary concerns, uncertainty in the financial and banking industry, and geopolitical tension continue to impact business globally and may impact our operations by causing disruption to our labor markets and supply chains. The extent to which increased financial market volatility, inflationary pressures, global pandemics, and related uncertainty will impact our business activities will depend on future developments that are highly uncertain and cannot be predicted at this time. Additionally, our business is impacted by the cyclic correction affecting the broader semiconductor industry, which has seen softened demand across our end markets.

Critical Accounting Policies and Use of Estimates

Critical accounting policies are those that are both most important to the portrayal of a company's financial condition and results of operations, and that require management's most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments affecting the amounts reported in our consolidated financial statements and the accompanying notes. We base our estimates and judgments on historical experience, knowledge of current conditions, and our beliefs of what could occur in the future considering available information. While we believe that our estimates, assumptions, and judgments are reasonable, they are based on information available when made, and because of the uncertainty inherent in these matters, actual results may differ materially from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis.

We believe the following accounting policies and the related estimates are critical in the portrayal of our financial condition and results of operations, and require management's most difficult, subjective, or complex judgments. See Note 1 - Nature of Operations and Significant Accounting Policies to our Consolidated Financial Statements in Part II, Item 8 of this report for further information on the significant accounting policies and methods used in the preparation of the consolidated financial statements.

Revenue from Contracts with Customers

We recognize revenue upon satisfaction of performance obligations when control of promised goods or services has been transferred to our customers. We measure revenue based on the amount of consideration we expect to be entitled to in exchange for products or services. For revenue recognized on both sales to distributors and related to royalties, the amount of consideration we expect to be entitled to receive is based on estimates that require assumptions and judgments relating to trends in recent and historical activity. See Note 1 - Basis of Presentation and Significant Accounting Policies to our Consolidated Financial Statements in Part II, Item 8 of this report for further information on our recognition of revenue. Sales to most distributors are made under terms allowing certain price adjustments upon sale to their end customers and limited rights of return of our products held in their inventory. The revenue recognized based on estimated price adjustments and stock rotation reserves may be materially different from the actual consideration received if the actual distributor price adjustments and stock rotation returns differ significantly from the historical trends used in the estimates.

Inventories and Cost of Revenue

Inventories are stated at the lower of actual cost (determined using the first-in, first-out method) or net realizable value. We review and set standard costs quarterly to approximate current actual manufacturing costs. Our manufacturing overhead standards for product costs are calculated assuming full absorption of actual spending over actual costs. The valuation of inventory requires us to estimate excess or obsolete inventory. Material assumptions we use to estimate necessary inventory carrying value adjustments can be unique to each product and are based on specific facts and circumstances. In determining provisions for excess or obsolete products, we consider assumptions such as changes in business and economic conditions, projected customer demand for our products, and changes in technology or customer requirements. The creation of such provisions results in a write-down of inventory to net realizable value and a charge to Cost of revenue. If in any period we anticipate a change in assumptions such as future market or economic conditions to be less favorable than our previous estimates, additional inventory write-downs may be required and would be reflected in Cost of revenue, resulting in a negative impact to our gross margin in that period. If in any period we are able to sell inventories that had been written down to a level below the ultimate realized selling price in a previous period, related revenue would be recorded with a lower or no offsetting charge to Cost of revenue resulting in a net benefit to our gross margin in that period.

Accounting for Income Taxes

We are required to estimate our provision for income taxes and amounts ultimately payable or recoverable in numerous tax jurisdictions around the world. These estimates involve significant judgment and interpretations of regulations and are inherently complex. Resolution of income tax treatments in individual jurisdictions may not be known for many years after completion of the applicable year. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse.

Valuation allowances are provided to reduce deferred tax assets to an amount that in management's judgment is more-likely-than-not to be recoverable against future taxable income. The determination of a valuation allowance and when it should be released requires complex judgment. In assessing the ability to realize deferred tax assets, we regularly evaluate both positive and negative evidence that may exist and consider whether it is more-likely-than-not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In determining the need to establish or maintain a valuation allowance, we consider the four sources of jurisdictional taxable income: (i) future reversals of existing taxable temporary differences; (ii) future taxable income exclusive of reversing temporary differences and carryforwards; (iii) taxable income in prior carryback year(s) if carryback is permitted under the tax law; and (iv) viable and prudent tax planning strategies.

We continue to maintain a full valuation allowance against our state deferred tax assets due to insufficient income sources. We will continue to evaluate both positive and negative evidence in future periods to determine if we will realize the deferred tax assets. The amount of the deferred tax asset considered realizable could be adjusted if sufficient positive evidence exists. We do not maintain a valuation allowance on a significant portion of our U.S. Federal deferred tax assets or in any foreign jurisdictions as we have concluded that it is more likely than not that we will realize those net deferred tax assets in the future periods.

As part of our regular financial review process, we also assess the likelihood that our tax reporting positions will ultimately be sustained on examination by the taxing authorities, based on the technical merits of the position. To the extent it is determined it is more likely than not (a likelihood of more than 50 percent) that some portion or all of a tax reporting position will ultimately not be recognized and sustained, a provision for unrecognized tax benefit is provided by either reducing the applicable deferred tax asset or accruing an income tax liability. Our judgment regarding the sustainability of our tax reporting positions may change in the future due to changes in U.S. or international tax laws and other factors. These changes, if any, may require material adjustments to the related deferred tax assets or accrued income tax liabilities and an accompanying reduction or increase in income tax expense which may result in a corresponding increase or decrease in net income in the period when such determinations are made. Accordingly, the fourth quarter of fiscal 2024 included $27.7 million of income tax benefits due to the expiration of statutes of limitations that reduced our uncertain tax positions. We recognize the tax impact of including certain foreign earnings in U.S. taxable income as a period cost.

28

Results of Operations

Key elements of our Consolidated Statements of Operations, including as a percentage of revenue, are presented in the following table:

(In thousands)	Year Ended December 28, 2024		Year Ended December 30, 2023		Year Ended December 31, 2022	
Revenue	$ 509,401	100.0%	$ 737,154	100.0%	$ 660,356	100.0%
Gross margin	340,400	66.8	514,670	69.8	452,050	68.5
Research and development	159,302	31.3	159,770	21.7	135,767	20.6
Selling, general and, administrative	116,942	23.0	137,244	18.6	122,076	18.5
Amortization of acquired intangible assets	3,479	0.7	3,478	0.5	3,778	0.6
Restructuring	12,291	2.4	1,908	0.3	2,551	0.4
Impairment of acquired intangible assets	13,929	2.7	—	—	—	0.0
Acquisition related	—	—	—	—	511	0.1
Income from operations	$ 34,457	6.8%	$ 212,270	28.8%	$ 187,367	28.4%

Revenue

(In thousands)	Year Ended December 28, 2024	Year Ended December 30, 2023	Year Ended December 31, 2022	% Change in 2024	% Change in 2023
Revenue	$ 509,401	$ 737,154	$ 660,356	(30.9)%	11.6%

Revenue decreased $227.8 million, or 31%, in fiscal 2024 compared to fiscal 2023, primarily due to softer demand in industrial and automotive applications, telecommunications infrastructure deployments, and from continued inventory normalization by customers.

Revenue by End Market

We sell our products globally to a broad base of customers in three primary end market groups: Communications and Computing, Industrial and Automotive, and Consumer. Across our end markets, our products are increasingly used for AI-related applications, including device usage in AI-optimized servers in data centers, AI-enabled PCs, and AI-enabled robotics and ADAS systems, among others. We also provide IP licensing and services to these end markets.

Within these end markets, there are multiple drivers, including:
- Communications and Computing: data center servers and networking equipment, client computing platforms, and wireless and wireline communications infrastructure deployments,
- Industrial and Automotive: factory automation, robotics, automotive electronics, and industrial IoT,
- Consumer: smart home, prosumer, and other applications.

The end market data we use is derived from data provided to us by our distributors and end customers. With a diverse base of customers who may manufacture end products spanning multiple end markets, the assignment of revenue to a specific end market requires the use of judgment. We also recognize certain revenue for which end customers and end markets are not yet known. We assign this revenue first to a specific end market using historical and anticipated usage of the specific products, if possible, and allocate the remainder to the end markets based on either historical usage for each product family or industry application data for certain product types.

The following are examples of end market applications for the fiscal years presented:

Communications and Computing	Industrial and Automotive	Consumer
Wireless	Security and Surveillance	Cameras
Wireline	Machine Vision	Displays
Data Networking	Industrial Automation	Wearables
Server Computing	Robotics	Televisions
Client Computing	Automotive	Home Theater
Data Storage	Drones	Sound Systems
Cloud	Factory Automation	
Hyperscalers		

29

The composition of our revenue by end market is presented in the following table:

| (In thousands) | Year Ended | | | | | | % Change in | |
	December 28, 2024		December 30, 2023		December 31, 2022		2024	2023
Communications and Computing	$ 228,145	44.8%	$ 257,536	34.9%	$ 282,913	42.8%	(11.4)%	(9.0)%
Industrial and Automotive	236,949	46.5	433,482	58.8	319,398	48.4	(45.3)	35.7
Consumer	44,307	8.7	46,136	6.3	58,045	8.8	(4.0)	(20.5)
Total revenue	$ 509,401	100.0%	$ 737,154	100.0%	$ 660,356	100.0%	(30.9)%	11.6%

Revenue from the Communications and Computing end market decreased by 11% in fiscal 2024 compared to fiscal 2023 primarily due to softer end market demand in telecommunications infrastructure deployments and from continued inventory normalization by customers, partially offset by stronger demand in data center applications.

Revenue from the Industrial and Automotive end market decreased by 45% in fiscal 2024 compared to fiscal 2023, primarily due to softer end market demand and from continued inventory normalization by customers.

While we do not consider AI applications as a distinct end market, we expect AI-related revenue to grow over the next few years based on the growing pipeline of AI-related design wins. Our AI revenue is derived from applications across all three of our end market segments.

Revenue by Geography

We have a diverse base of customers where distributors represent a significant portion of our total revenue. Our revenue by geographical market is based on the ship-to location of our customers, which can vary from time to time. Revenue from Asia decreased in fiscal 2024 compared to fiscal 2023 primarily due to the macroeconomic environment in the region, while revenue from the Americas and Europe decreased due to reduced demand in these regions for our products in the Industrial and Automotive end market.

The composition of our revenue by geography is presented in the following table:

| (In thousands) | Year Ended | | | | | | % Change in | |
	December 28, 2024		December 30, 2023		December 31, 2022		2024	2023
Asia	$ 332,747	65.3%	$ 443,765	60.2%	$ 464,904	70.5%	(25.0)%	(4.5)%
Americas	101,217	19.9	145,839	19.8	100,260	15.2	(30.6)	45.5
Europe	75,437	14.8	147,550	20.0	95,192	14.3	(48.9)	55.0
Total revenue	$ 509,401	100.0%	$ 737,154	100.0%	$ 660,356	100.0%	(30.9)%	11.6%

Revenue from Customers

We sell our products to independent distributors and directly to customers. Distributors have historically accounted for a significant portion of our total revenue, and the distributors noted below individually accounted for more than 10% of our total revenue in certain periods covered by this report.

The composition of our revenue by customer is presented in the following table:

| | % of Total Revenue Year Ended | | |
	December 28, 2024	December 30, 2023	December 31, 2022
Arrow	33.3%	31.6%	28.5%
Weikeng	31.2	20.5	30.3
Macnica	11.2	10.8	9.7
Future	3.5	12.6	8.3
Other distributors	10.2	11.9	12.7
All distributors	89.4	87.4	89.5
Direct customers	10.6	12.6	10.5
Total revenue	100.0%	100.0%	100.0%

Gross margin

The composition of our gross margin, including as a percentage of revenue, is presented in the following table:

(In thousands)	Year Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Gross margin	$ 340,400	$ 514,670	$ 452,050
Gross margin percentage	66.8%	69.8%	68.5%

Gross margin percentage decreased 300 basis points from fiscal 2023 to fiscal 2024. Reduced margins were primarily due to an approximately $7.0 million one-time charge for expiring production materials, and changes in product mix between the periods presented. The expiring production materials were purchased on behalf of the company by the OSATs in anticipation of a supply constraint and are no longer expected to be used. We expect gross margin to increase in future periods due to the non-recurrence of the one-time charge.

Operating Expenses

Research and Development Expense

The composition of our Research and development expense, including as a percentage of revenue, is presented in the following table:

(In thousands)	Year Ended			% Change in	
	December 28, 2024	December 30, 2023	December 31, 2022	2024	2023
Research and development	$ 159,302	$ 159,770	$ 135,767	(0.3)%	17.7%
Percentage of revenue	31.3%	21.7%	20.6%		

Research and development expense includes headcount-related costs, including cash- and stock-based compensation and benefits, R&D equipment expenses, engineering wafers, licenses, and outside engineering services. These expenditures are for the design of new products, IP cores, processes, packaging, and software solutions.

The decrease in Research and development expense for fiscal 2024 compared to fiscal 2023 was due primarily to lower costs for outside services and R&D equipment expenses, partially offset by increased headcount-related costs and rent expense.

We believe that investing in research and development is important to delivering innovative products to our customers. We expect research and development expense to increase in the future, but to decline as a percentage of revenue.

Selling, General, and Administrative Expense

The composition of our Selling, general, and administrative expense, including as a percentage of revenue, is presented in the following table:

(In thousands)	Year Ended			% Change in	
	December 28, 2024	December 30, 2023	December 31, 2022	2024	2023
Selling, general, and administrative	$ 116,942	$ 137,244	$ 122,076	(14.8)%	12.4%
Percentage of revenue	23.0%	18.6%	18.5%		

Selling, general, and administrative expense includes costs for compensation and benefits related to selling, general, and administrative employees, commissions, depreciation, professional and outside services, trade show, and travel expenses.

The decrease in Selling, general, and administrative expense for fiscal 2024 compared to fiscal 2023 was due primarily to a reduction in stock compensation expense from the forfeiture of equity awards by departing executives and reduced headcount-related costs as we aligned resources to the lower level of business, partially offset by other costs such as outside services and legal expenses.

Amortization of Acquired Intangible Assets

The composition of our Amortization of acquired intangible assets, including as a percentage of revenue, is presented in the following table:

	Year Ended			% Change in	
(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022	2024	2023
Amortization of acquired intangible assets	$ 3,479	$ 3,478	$ 3,778	0.0%	(7.9)%
Percentage of revenue	0.7%	0.5%	0.6%		

Amortization of acquired intangible assets was flat for fiscal 2024 compared to fiscal 2023.

Restructuring

The composition of our Restructuring activity, including as a percentage of revenue, is presented in the following table:

	Year Ended			% Change in	
(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022	2024	2023
Restructuring	$ 12,291	$ 1,908	$ 2,551	100+%	(25.2)%
Percentage of revenue	2.4%	0.3%	0.4%		

Restructuring activity is generally comprised of expenses resulting from workforce reductions, cancellation of contracts, and consolidation of our facilities. Details of our restructuring plans and expenses incurred under them are discussed in Note 8 - Restructuring to our Consolidated Financial Statements in Part II, Item 8 of this report.

Restructuring costs increased in fiscal 2024 compared to fiscal 2023 primarily due to higher severance costs incurred under the Q3 2024 Plan as we aligned resources to the lower level of business.

Impairment of Acquired Intangible Assets

In connection with our acquisition of Mirametrix in November 2021 we recorded identifiable intangible assets related to existing technology, customer relationships, and trade name / trademarks. Our review of our strategic long-range plan completed at the end of fiscal 2024 concluded that the originally acquired Mirametrix intangible assets had limited future revenue potential due to a decline in customer demand, which we determined was an indicator of impairment. Our assessment of the fair value of these intangible assets concluded that they had been fully impaired as of December 28, 2024, and we recorded an impairment charge of $13.9 million for fiscal 2024 in the Consolidated Statements of Operations.

Interest Income (Expense), net

The composition of our Interest income (expense), net, including as a percentage of revenue, is presented in the following table:

	Year Ended			% Change in	
(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022	2024	2023
Interest income (expense), net	$ 3,948	$ 2,041	$ (4,146)	93.4%	(149.2)%
Percentage of revenue	0.8%	0.3%	(0.6)%		

The change in Interest income (expense) for fiscal 2024 compared to fiscal 2023 was driven by increased interest income, coupled with lower interest expense as we paid off the outstanding balance of our long-term debt during the third quarter of fiscal 2023.

Other Income (Expense), net

The composition of our Other income (expense), net, including as a percentage of revenue, is presented in the following table:

| (In thousands) | Year Ended | | | % Change in | |
	December 28, 2024	December 30, 2023	December 31, 2022	2024	2023
Other income (expense), net	$ (2,176)	$ 545	$ (1,109)	100+%	(149.1)%
Percentage of revenue	(0.4)%	0.1%	(0.2)%		

For fiscal 2024 compared to fiscal 2023, the change in Other income (expense), net was primarily due to a $2.0 million write-off of a non-recoverable cost-method investment, and to foreign currency effects.

Income Taxes

The composition of our Income tax (benefit) expense is presented in the following table:

| (In thousands) | Year Ended | | | % Change in | |
	December 28, 2024	December 30, 2023	December 31, 2022	2024	2023
Income tax (benefit) expense	$ (24,902)	$ (44,205)	$ 3,230	(43.7)%	(100+)%

Our Income tax (benefit) expense on worldwide income for fiscal 2024 includes $27.7 million of income tax benefits due to the expiration of statutes of limitations that reduced our uncertain tax positions, as well as federal tax credits, and stock-based compensation. The lower income tax benefit in fiscal 2024 was primarily due to the reduction in valuation allowance over the $56.9 million of U.S. Federal deferred tax assets in 2023. The income tax benefit from the release of a portion of the valuation allowance was partially offset by an increase in expense in fiscal 2023 as compared to fiscal 2022 primarily due to increased worldwide income and U.S. tax on foreign operations.

We updated our evaluation of the valuation allowance position in the United States through December 28, 2024. In making this evaluation, we considered our operating environment and estimates about our ability to generate taxable income in future periods within the United States. As a result of our consistent and continued profitability over the preceding three-year period and our expectations about generating sufficient U.S. Federal taxable income, we have determined that there is sufficient evidence that our U.S. Federal deferred tax assets are more likely than not to be realized.

We continue to maintain a full valuation allowance against our state deferred tax assets due to insufficient income sources. We will continue to evaluate both positive and negative evidence in future periods to determine if we will realize those deferred tax assets. The amount of the deferred tax asset considered realizable could be adjusted if sufficient positive evidence exists. We do not maintain a valuation allowance in any foreign jurisdictions as we have concluded that it is more likely than not that we will realize those net deferred tax assets in the future periods. Details of our deferred tax assets and valuation allowance are discussed in Note 12 - Income Taxes to our Consolidated Financial Statements in Part II, Item 8 of this report.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that we define as net income before net interest income (expense), income tax (benefit) expense, depreciation and amortization, stock-based compensation, and other items that are considered unusual or not representative of underlying trends of our business, including but not limited to: litigation expense outside the ordinary course of business, restructuring, transformation, and other charges, impairments, and other non-recurring charges, if applicable for the periods presented.

We believe that the exclusion of the items eliminated in calculating Adjusted EBITDA provides useful measures for period-to-period comparisons of our business. Accordingly, we believe that Adjusted EBITDA provides useful information in understanding and evaluating our operating results in the same manner as our management and our Board of Directors. Adjusted EBITDA should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. Other companies, including companies in our industry, may calculate similarly-titled non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of Adjusted EBITDA as a tool for comparison.

There are a number of limitations related to the use of Adjusted EBITDA rather than net income, which is the most directly comparable financial measure calculated in accordance with GAAP. Some of the limitations of Adjusted EBITDA include (i) Adjusted EBITDA does not properly reflect capital commitments to be paid in the future, and (ii) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA does not reflect these potential capital expenditures. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these expenses or any unusual or non-recurring items, as in the future we may incur expenses similar to the adjustments in this presentation. Evaluation of our performance should consider Adjusted EBITDA alongside other financial performance measures, including our net income and other GAAP results.

A reconciliation of Net income to Adjusted EBITDA, including as a percentage of revenue, is presented in the following table:

| | Year Ended | | |
| | December 28, 2024 | December 30, 2023 | December 31, 2022 |
(In thousands)			
GAAP Net income	$ 61,131	$ 259,061	$ 178,882
GAAP Net income margin	*12.0%*	*35.1%*	*27.1%*
Interest (income) expense, net	(3,948)	(2,041)	4,146
Income tax (benefit) expense	(24,902)	(44,205)	3,230
Amortization of acquired intangible assets	3,479	3,478	3,778
Depreciation and other amortization	34,502	30,562	25,225
Stock-Based Compensation (1)	53,718	71,952	58,429
Litigation expense (2)	5,248	3,928	2,727
Restructuring, transformation, and other (3)	16,786	1,952	3,062
Impairment of acquired intangible assets	13,929	—	—
Other non-recurring charges	2,023	—	739
Adjusted EBITDA	$ 161,966	$ 324,687	$ 280,218
Adjusted EBITDA margin	*31.8%*	*44.0%*	*42.4%*

(1) The adjustments for Stock-based compensation include related tax expenses.
(2) Legal expenses associated with the defense of claims that are outside the ordinary course of business that were brought against the Company by Steven A.W. De Jaray, Perienne De Jaray and Darrell R. Oswalde.
(3) Restructuring, transformation, and other includes transformation charges of approximately $2.8 million for fiscal year 2024.

Liquidity and Capital Resources

The following sections discuss material changes in our financial condition from the end of fiscal 2023, including the effects of changes in our Consolidated Balance Sheets, and the effects of our credit arrangements and contractual obligations on our liquidity and capital resources. There continues to be uncertainty around the extent of market volatility, inflationary pressures, interest rate changes, recessionary concerns, uncertainty in the financial and banking industry, and geopolitical tension, which may impact our liquidity and working capital needs in future periods.

We have historically financed our operating and capital resource requirements through cash flows from operations, and from the issuance of long-term debt to fund acquisitions. Cash provided by or used in operating activities will fluctuate from period to period due to fluctuations in operating results, the timing and collection of accounts receivable, and required inventory levels, among other things.

We believe that our financial resources, including current cash and cash equivalents, cash flow from operating activities, and our credit facilities, will be sufficient to meet our liquidity and working capital needs through at least the next 12 months. On September 1, 2022, we entered into our 2022 Credit Agreement, as described in Note 7 - Long-Term Debt to our Consolidated Financial Statements in Part II, Item 8 of this report. As of December 28, 2024, we did not have significant long-term commitments for capital expenditures. For further information on our cash commitments for operating lease liabilities, see Note 9 - Leases to our Consolidated Financial Statements in Part II, Item 8 of this report.

In the future, we may continue to consider acquisition opportunities to further extend our product or technology portfolios and further expand our product offerings. In connection with funding capital expenditures, acquisitions, securing additional wafer supply, increasing our working capital, or other operations, we may seek to obtain equity or additional debt financing. We may also seek to obtain equity or additional debt financing if we experience downturns or cyclical fluctuations in our business that are more severe or longer than we anticipated when determining our current working capital needs.

Liquidity

Cash and cash equivalents

(In thousands)	December 28, 2024	December 30, 2023	$ Change	% Change
Cash and cash equivalents	$ 136,291	$ 128,317	$ 7,974	6.2%

As of December 28, 2024, we had Cash and cash equivalents of $136.3 million, of which approximately $71.2 million in Cash and cash equivalents was held by our foreign subsidiaries. We manage our global cash requirements considering, among other things, (i) available funds among our subsidiaries through which we conduct business, (ii) the geographic location of our liquidity needs, and (iii) the cost to access international cash balances. The repatriation of non-US earnings may require us to withhold and pay foreign income tax on dividends. This should not result in our recording significant additional tax expense as we have accrued expense based on current withholding rates. As of December 28, 2024, we could access all cash held by our foreign subsidiaries without incurring significant additional expense.

The net increase in Cash and cash equivalents of $8.0 million between December 30, 2023 and December 28, 2024 was primarily driven by cash flows from the following activities:

Operating activities — Cash provided by operating activities results from net income adjusted for certain non-cash items and changes in assets and liabilities. Cash provided by operating activities was $140.9 million in fiscal 2024 compared to $269.6 million in fiscal 2023. This decrease of $128.7 million was primarily driven by a decrease of $159.8 million provided by operating activities, partially offset by $31.1 million of net changes in working capital, primarily in Accounts receivable and Inventories.

Investing activities — Investing cash flows consist primarily of transactions related to capital expenditures and payments for software and intellectual property licenses. Net cash used by investing activities in fiscal 2024 was $37.7 million compared to $33.3 million in fiscal 2023.

Financing activities — Financing cash flows consist primarily of activity on our long-term debt, repurchases of common stock, tax payments related to the net share settlement of restricted stock units, and proceeds from the exercise of options to acquire common stock. Net cash used by financing activities in fiscal 2024 was $94.5 million compared to $253.7 million in fiscal 2023. This $159.2 million decrease was due to the following activities. During fiscal 2024, we had no balance outstanding on our long-term debt, while during fiscal 2023 we made discretionary payments totaling $130.0 million on revolving loans under the 2022 Credit Agreement. We repurchased approximately 1.1 million shares of common stock for $67.0 million in fiscal 2024 compared to repurchases of approximately 1.2 million shares of common stock for $80.0 million in fiscal 2023. Payments for tax withholdings on vesting of RSUs partially offset by employee exercises of stock options used net cash flows of $27.5 million in fiscal 2024, a decrease of approximately $16.2 million from the net $43.7 million used in fiscal 2023.

Accounts receivable, net

(In thousands)	December 28, 2024	December 30, 2023	$ Change	% Change
Accounts receivable, net	$ 81,060	$ 104,373	$ (23,313)	(22.3)%
Days sales outstanding	63	56	7	

Accounts receivable, net as of December 28, 2024 decreased by approximately $23.3 million, or approximately 22%, compared to December 30, 2023. This decrease was due to lower revenue shipments as well as the timing of when our customers want our products. We calculate Days sales outstanding on the basis of a 365-day year as Accounts receivable, net at the end of the quarter divided by sales during the quarter annualized and then multiplied by 365.

Inventories

(In thousands)	December 28, 2024	December 30, 2023	$ Change	% Change
Inventories	$ 103,410	$ 98,826	$ 4,584	4.6%
Days of inventory on hand	207	175	32	

Inventories as of December 28, 2024 increased $4.6 million, or approximately 5%, compared to December 30, 2023 primarily as a result of product buildup ahead of new product ramps and from softer demand as customers continue to normalize their own inventories. Days of inventory on hand increased over the period due to lower revenue.

The Days of inventory on hand ratio compares the inventory balance at the end of a quarter to the cost of sales in that quarter. We calculate Days of inventory on hand on the basis of a 365-day year as Inventories at the end of the quarter divided by Cost of sales during the quarter annualized and then multiplied by 365.

Credit Arrangements

On September 1, 2022, we entered into our 2022 Credit Agreement. The details of this arrangement are described in Note 7 - Long-Term Debt to our Consolidated Financial Statements in Part II, Item 8 of this report. As of December 28, 2024, we had no used or unused credit arrangements beyond the secured revolving loan facility described in the 2022 Credit Agreement.

Share Repurchase Program

See "Issuer Purchases of Equity Securities" under Part II, Item 5 of this Annual Report on Form 10-K for more information about the share repurchase program.

New Accounting Pronouncements

The information contained under the heading "New Accounting Pronouncements" in Note 1 - Nature of Operations and Significant Accounting Policies to our Consolidated Financial Statements in Part II, Item 8 of this report is incorporated by reference into this Part II, Item 7.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates. We assess these risks on a regular basis and have established policies that are designed to protect against the adverse effects of these and other potential exposures.

Foreign Currency Exchange Rate Risk

While our revenues and the majority of our expenses are denominated in U.S. dollars, our financial position and results of operations are subject to foreign currency exchange rate risk as a result of having various international subsidiary and branch operations. Historically, exposure to foreign currency exchange rate risk has not had a material impact on our results from operations. At times in the past, we have entered into foreign currency forward exchange contracts in relation to certain activities, which mitigated the foreign currency exchange rate exposure from an economic perspective, but these were not designated as "effective" hedges under U.S. GAAP.

Interest Rate Risk

Interest Income

Our interest income is sensitive to changes in the general level of interest rates. As of December 28, 2024, a hypothetical 100 basis point change in interest rates would have resulted in less than $1.5 million change in interest income.

Interest Expense

We may be exposed to interest rate risk via the terms of our 2022 Credit Agreement, which specifies an interest rate on revolving loans that consists of a variable-rate of interest and an applicable margin. While we have drawn from this credit facility in the past, we have no borrowings outstanding as of December 28, 2024. If we borrow from the credit facility in the future, we will again be exposed to interest rate fluctuations.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements: **Page**

37

LATTICE SEMICONDUCTOR CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended	
(In thousands, except per share data)	December 28, 2024	December 30, 2023	December 31, 2022
Revenue	$ 509,401	$ 737,154	$ 660,356
Cost of revenue	169,001	222,484	208,306
Gross margin	340,400	514,670	452,050
Operating expenses:			
Research and development	159,302	159,770	135,767
Selling, general, and administrative	116,942	137,244	122,076
Amortization of acquired intangible assets	3,479	3,478	3,778
Restructuring	12,291	1,908	2,551
Impairment of acquired intangible assets	13,929	—	—
Acquisition related	—	—	511
Total operating expenses	305,943	302,400	264,683
Income from operations	34,457	212,270	187,367
Interest income (expense), net	3,948	2,041	(4,146)
Other income (expense), net	(2,176)	545	(1,109)
Income before income taxes	36,229	214,856	182,112
Income tax (benefit) expense	(24,902)	(44,205)	3,230
Net income	$ 61,131	$ 259,061	$ 178,882
Net income per share:			
Basic	$ 0.44	$ 1.88	$ 1.30
Diluted	$ 0.44	$ 1.85	$ 1.27
Shares used in per share calculations:			
Basic	137,623	137,694	137,321
Diluted	138,322	139,790	140,667

The accompanying notes are an integral part of these Consolidated Financial Statements.

LATTICE SEMICONDUCTOR CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended		
(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Net income	$ 61,131	$ 259,061	$ 178,882
Other comprehensive income (loss):			
Translation adjustment	(694)	(16)	(1,554)
Change in actuarial valuation of defined benefit pension, net of tax	(242)	(476)	591
Comprehensive income	$ 60,195	$ 258,569	$ 177,919

The accompanying notes are an integral part of these Consolidated Financial Statements.

LATTICE SEMICONDUCTOR CORPORATION
CONSOLIDATED BALANCE SHEETS

(In thousands, except share and par value data)		December 28, 2024		December 30, 2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	136,291	$	128,317
Accounts receivable, net of allowance for credit losses		81,060		104,373
Inventories, net		103,410		98,826
Prepaid expenses and other current assets		44,073		36,430
Total current assets		364,834		367,946
Property and equipment, less accumulated depreciation of $125,901 at December 28, 2024 and $125,856 at December 30, 2023		52,988		49,546
Operating lease right-of-use assets		13,870		14,487
Intangible assets, net		4,587		20,974
Goodwill		315,358		315,358
Deferred income taxes		66,980		57,762
Other long-term assets		25,286		14,821
Total assets	$	843,903	$	840,894
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	36,828	$	34,487
Accrued liabilities		45,638		36,048
Accrued payroll obligations		17,156		26,865
Total current liabilities		99,622		97,400
Long-term operating lease liabilities, net of current portion		9,433		10,739
Other long-term liabilities		23,916		40,735
Total liabilities		132,971		148,874
Contingencies (Note 14)				
Stockholders' equity:				
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued and outstanding		—		—
Common stock, $.01 par value, 300,000,000 shares authorized; 137,704,000 shares issued and outstanding as of December 28, 2024 and 137,340,000 shares issued and outstanding as of December 30, 2023		1,377		1,373
Additional paid-in capital		504,299		545,586
Retained earnings		209,098		147,967
Accumulated other comprehensive loss		(3,842)		(2,906)
Total stockholders' equity		710,932		692,020
Total liabilities and stockholders' equity	$	843,903	$	840,894

The accompanying notes are an integral part of these Consolidated Financial Statements.

LATTICE SEMICONDUCTOR CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Cash flows from operating activities:			
Net income	$ 61,131	$ 259,061	$ 178,882
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	38,737	34,432	29,323
Stock-based compensation expense	52,985	70,197	55,530
Change in deferred income tax provision	(12,069)	(58,614)	(1,420)
Change in noncurrent taxes payable	(19,370)	299	(3)
Amortization of right-of-use assets	7,530	6,764	6,512
Impairment of acquired intangible assets	13,929	—	—
Charge for expiring production materials	7,019	—	6,002
Write-off of non-recoverable cost-method investment	2,023	—	—
Impairment of operating lease right-of-use asset	384	—	1,149
Other non-cash adjustments	283	253	754
Changes in assets and liabilities:			
Accounts receivable, net	23,313	(10,355)	(14,159)
Inventories, net	(4,584)	11,549	(42,781)
Prepaid expenses and other assets	(11,065)	(6,001)	(6,276)
Accounts payable	2,341	(7,549)	7,439
Accrued liabilities	(3,515)	(12,963)	15,410
Accrued payroll obligations	(9,709)	(10,005)	8,903
Operating lease liabilities, current and long-term portions	(8,487)	(7,480)	(6,459)
Net cash provided by (used in) operating activities	140,876	269,588	238,806
Cash flows from investing activities:			
Capital expenditures	(20,985)	(20,098)	(23,338)
Cash paid for software and intellectual property licenses	(16,708)	(13,152)	(11,594)
Net cash provided by (used in) investing activities	(37,693)	(33,250)	(34,932)
Cash flows from financing activities:			
Restricted stock unit tax withholdings	(33,646)	(52,078)	(54,946)
Proceeds from issuance of common stock	6,184	8,365	7,159
Repurchase of common stock	(66,998)	(80,004)	(110,132)
Proceeds from long-term debt, net of issuance costs	—	—	148,597
Repayment of long-term debt	—	(130,000)	(178,750)
Net cash provided by (used in) financing activities	(94,460)	(253,717)	(188,072)
Effect of exchange rate change on cash	(749)	(26)	(1,650)
Net increase (decrease) in cash and cash equivalents	7,974	(17,405)	14,152
Beginning cash and cash equivalents	128,317	145,722	131,570
Ending cash and cash equivalents	$ 136,291	$ 128,317	$ 145,722
Supplemental disclosure of cash flow information and non-cash investing and financing activities:			
Interest paid	$ —	$ 3,240	$ 3,973
Income taxes paid, net of refunds	$ 8,587	$ 15,754	$ 4,621
Operating lease payments	$ 9,567	$ 8,344	$ 7,419
Accrued purchases of plant and equipment	$ 2,132	$ 392	$ 1,357
Operating lease right-of-use assets obtained in exchange for lease obligations	$ 7,428	$ 3,718	$ 2,134

The accompanying notes are an integral part of these Consolidated Financial Statements.

LATTICE SEMICONDUCTOR CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except par value data)	Common Stock ($.01 par value)		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balances, January 1, 2022	137,239	$ 1,372	$ 701,688	$ (289,976)	$ (1,451)	$ 411,633
Components of comprehensive income, net of tax:						
Net income	—	—	—	178,882	—	178,882
Other comprehensive income (loss)	—	—	—	—	(963)	(963)
Total comprehensive income						177,919
Common stock issued in connection with employee equity incentive plans, net of shares withheld for employee taxes	1,812	18	(47,806)	—	—	(47,788)
Stock-based compensation expense	—	—	55,530	—	—	55,530
Repurchase of common stock	(1,952)	(19)	(110,112)	—	—	(110,131)
Balances, December 31, 2022	137,099	$ 1,371	$ 599,300	$ (111,094)	$ (2,414)	$ 487,163
Components of comprehensive income, net of tax:						
Net income	—	—	—	259,061	—	259,061
Other comprehensive income (loss)	—	—	—	—	(492)	(492)
Total comprehensive income						258,569
Common stock issued in connection with employee equity incentive plans, net of shares withheld for employee taxes	1,465	14	(43,727)	—	—	(43,713)
Stock-based compensation expense	—	—	70,197	—	—	70,197
Repurchase of common stock	(1,224)	(12)	(80,184)	—	—	(80,196)
Balances, December 30, 2023	137,340	$ 1,373	$ 545,586	$ 147,967	$ (2,906)	$ 692,020
Components of comprehensive income, net of tax:						
Net income	—	—	—	61,131	—	61,131
Other comprehensive income (loss)	—	—	—	—	(936)	(936)
Total comprehensive income						60,195
Common stock issued in connection with employee equity incentive plans, net of shares withheld for employee taxes	1,509	15	(27,477)	—	—	(27,462)
Stock-based compensation expense	—	—	52,985	—	—	52,985
Repurchase of common stock	(1,145)	(11)	(66,795)	—	—	(66,806)
Balances, December 28, 2024	137,704	$ 1,377	$ 504,299	$ 209,098	$ (3,842)	$ 710,932

The accompanying notes are an integral part of these Consolidated Financial Statements.

LATTICE SEMICONDUCTOR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying Consolidated Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). They include the accounts of Lattice and its subsidiaries after the elimination of all intercompany balances and transactions.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments affecting the amounts reported in our consolidated financial statements and the accompanying notes. We base our estimates and judgments on historical experience, knowledge of current conditions, and our beliefs of what could occur in the future considering available information. While we believe that our estimates, assumptions, and judgments are reasonable, they are based on information available when made, and because of the uncertainty inherent in these matters, the actual results that we experience may differ materially from these estimates under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis.

Certain prior year balances have been reclassified to conform to the current year's presentation.

Fiscal Reporting Periods

We report based on a 52 or 53-week fiscal year ending on the Saturday closest to December 31. Our fiscal 2024, 2023, and 2022 were all 52-week years that ended on December 28, 2024, December 30, 2023, and December 31, 2022, respectively. Our fiscal 2025 will be a 53-week year and will end on January 3, 2026. All references to quarterly or annual financial results are references to the results for the relevant fiscal period.

Concentrations of Risk

Potential exposure to concentrations of risk may impact revenue, trade accounts receivable, and supply of wafers for our new products.

Sales to distributors have historically accounted for a significant portion of our total revenue. Certain of our largest distributors each account for more than 10% of our total revenue and our net accounts receivable. Revenue attributable to distributors as a percentage of total revenue is presented in the following table:

	Year Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Arrow	33%	32%	28%
Weikeng	31	21	30
Macnica	11	11	10
Future	4	13	8
Other distributors	10	10	13
Revenue attributable to distributors	89%	87%	89%

Certain of our distributors accounted for more than 10% of net accounts receivable at the dates presented. At December 28, 2024 and December 30, 2023, Arrow accounted for approximately 36% and 29%, respectively, and Weikeng accounted for approximately 45% and 36%, respectively. Future accounted for approximately 18% of net accounts receivable at December 30, 2023.

Concentration of credit risk with respect to trade accounts receivable is mitigated by our credit and collection process including active management of collections, credit limits, routine credit evaluations for essentially all customers, and secure transactions with letters of credit or advance payments where appropriate. We regularly review our allowance for doubtful accounts and the aging of our accounts receivable.

We rely on a limited number of foundries for our wafer purchases. We seek to mitigate the concentration of supply risk by establishing, maintaining, and managing multiple foundry relationships; however, certain of our products are sourced from a single foundry and changing from one foundry to another can have a significant cost, or create delays in production or shipments, among other factors.

Cash and Cash Equivalents

We consider all investments that are readily convertible into cash and that have original maturities of three months or less to be cash equivalents. Cash equivalents consist primarily of highly liquid investments in time deposits or money market accounts and are carried at cost, which approximates fair value. Deposits with financial institutions at times exceed Federal Deposit Insurance Corporation insurance limits.

Foreign Exchange and Translation of Foreign Currencies

While our revenues and the majority of our expenses are denominated in U.S. dollars, we also have international subsidiaries and branch operations that conduct some transactions in currencies that differ from the functional currency of that entity. Gains or losses from foreign exchange rate fluctuations on balances denominated in currencies that differ from the functional currencies are reflected in Other income (expense), net.

We translate accounts denominated in foreign currencies in accordance with ASC 830, "*Foreign Currency Matters*," using the current rate method under which asset and liability accounts are translated at the current rate, while stockholders' equity accounts are translated at the appropriate historical rates, and revenue and expense accounts are translated at average monthly exchange rates. Translation adjustments related to the consolidation of foreign subsidiary financial statements are reflected in Accumulated other comprehensive loss in Stockholders' equity (See our Consolidated Statements of Stockholders' Equity).

Revenue Recognition

Under the terms of ASC 606, *"Revenue from Contracts with Customers"*, we recognize revenue when we satisfy performance obligations as evidenced by the transfer of control of our products or services to customers. For sales to distributors, we have concluded that our contracts are with the distributor, rather than with the distributor's end customer, as we hold a contract bearing enforceable rights and obligations only with the distributor. Our revenue is derived primarily from sales of silicon-based products, with additional revenue from sales of silicon-enabling products. We consider customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. For each contract, we consider our promise to transfer each distinct product to be the identified performance obligations. Revenue for product sales is recognized at the time of product shipment, as determined by the agreed upon contract shipping terms.

Our Licensing and services revenue is comprised of revenue from our IP core licensing activity, patent monetization activities, design services, and royalty and adopter fee revenue from our standards activities. These activities are complementary to our product sales and help us to monetize our IP associated with our technology and standards. We consider licensing arrangements with our customers and agreements with the standards consortia of which we are a member to be the contract. For each contract, we consider the promise to deliver a license that grants the customer the right to use the IP, as well as any professional services provided under the contract, as distinct performance obligations. We recognize license revenue at the point in time that control of the license transfers to the customer, which is generally upon delivery, or as usage occurs.

We measure revenue based on the amount of consideration we expect to be entitled to in exchange for products or services. Variable consideration is estimated and reflected as an adjustment to the transaction price. We determine variable consideration, which consists primarily of various sales price concessions, by estimating the most likely amount of consideration we expect to receive from the customer based on an analysis of historical rebate claims over a period of time considered adequate to account for current pricing and business trends. Sales rebates earned by customers are offset against their receivable balances. Rebates earned by customers when they do not have outstanding receivable balances are recorded within Accrued liabilities. Revenue related to licensing and services, which includes HDMI and MHL standards revenue, as well as certain IP licenses, includes variable consideration in the form of usage-based royalties.

We generally provide an assurance warranty that our products will substantially conform to the published specifications for twelve months from the date of shipment. In some cases, the warranty period may be longer than twelve months. We do not separately price or sell the assurance warranty. Our liability is limited to either a credit equal to the purchase price or replacement of the defective part. Under the practical expedient provided by ASC 340, we generally expense sales commissions when incurred because the amortization period would be less than one year. We record these costs within Selling, general, and administrative expenses. Substantially all of our performance obligations are satisfied within twelve months.

Inventories and Cost of Revenue

Inventories are stated at the lower of actual cost (determined using the first-in, first-out method) or net realizable value. We review and set standard costs quarterly to approximate current actual manufacturing costs. Our manufacturing overhead standards for product costs are calculated assuming full absorption of actual spending over actual costs. The valuation of inventory requires us to estimate excess or obsolete inventory. Material assumptions we use to estimate necessary inventory carrying value adjustments can be unique to each product and are based on specific facts and circumstances. In determining provisions for excess or obsolete products, we consider assumptions such as changes in business and economic conditions, projected customer demand for our products, and changes in technology or customer requirements. The creation of such provisions results in a write-down of inventory to net realizable value and a charge to Cost of revenue. Lower of cost or net realizable value is based on assumptions such as recent historical sales activity and selling prices, as well as estimates of future sales activity and selling prices. Shipping and handling costs are included in Cost of revenue in our Consolidated Statements of Operations.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, generally three to seven years for equipment and software, and one to five years for tooling. Leasehold improvements are amortized over the shorter of the non-cancelable lease term or the estimated useful life of the assets. We capitalize costs for the fabrication of masks used by our foundry partners to manufacture our products. The capitalized mask costs begin depreciating to Cost of revenue once the products go into production, and depreciation is straight-lined over a three-year period, which is the expected useful life of the mask. Upon disposal of property and equipment, the accounts are relieved of the costs and related accumulated depreciation and amortization, and resulting gains or losses are reflected in the Consolidated Statements of Operations for recognized gains and losses. Repair and maintenance costs are expensed as incurred.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting, under which we allocate the purchase price paid for a company to identifiable assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Goodwill is measured as the excess of purchase price over the fair value of identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable tangible and intangible assets acquired and liabilities assumed requires management to make assumptions, estimates, and judgments that are based on all available information, including comparable market data and information obtained from our management and the management of the acquired companies. The estimation of the fair values of the intangible assets requires significant judgment and the use of valuation techniques including primarily the income approach. Consideration is given to all relevant factors that might affect the fair value such as estimates of future revenues and costs, present value factors, and the estimated useful lives of intangible assets. We expense acquisition-related costs in the period incurred.

Impairment of Long-Lived Assets

Long-lived assets, which consist primarily of property and equipment, amortizable intangible assets, and right-of-use assets, are carried on our financial statements based on their cost less accumulated depreciation or amortization. We monitor the carrying value of our long-lived assets for potential impairment and test the recoverability of such assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These events or changes in circumstances, including management decisions pertaining to such assets, are referred to as impairment indicators. If an impairment indicator occurs, we perform a test of recoverability by comparing the carrying value of the asset group to its undiscounted expected future cash flows. If the carrying values are in excess of undiscounted expected future cash flows, we measure any impairment by comparing the fair value of the asset group to its carrying value. Fair value is generally determined by considering (i) internally developed discounted projected cash flow analysis of the asset group; (ii) actual third-party valuations; and/or (iii) information available regarding the current market for similar asset groups. If the fair value of the asset group is determined to be less than the carrying amount of the asset group, an impairment in the amount of the difference is recorded in the period that the impairment indicator occurs and is included in our Consolidated Statements of Operations. Estimating future cash flows requires significant judgment and projections may vary from the cash flows eventually realized, which could impact our ability to accurately assess whether an asset has been impaired.

Valuation of Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is not amortized, but is instead tested for impairment annually during the fourth quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. When evaluating whether goodwill is impaired, we make a qualitative assessment to determine if it is more likely than not that the reporting unit's fair value is less than the carrying amount. If the qualitative assessment determines that it is more likely than not that the fair value is less than the carrying amount, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, then goodwill impairment exists for the reporting unit. The impairment loss, if any, is recognized for the amount by which the carrying value exceeds the fair value. If the fair value of the reporting unit exceeds its carrying value, no further impairment analysis is needed. For purposes of testing goodwill for impairment, we currently operate as a single reporting unit.

Leases

We account for leases under the terms of ASC 842, "*Leases*," which requires lessees to record assets and liabilities on the balance sheet for all leases with terms longer than 12 months. Under this guidance, we apply the practical expedient to not separate lease and non-lease components for all asset classes.

Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized on the commencement date of the lease based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we determine the present value of lease payments using an incremental borrowing rate based on information from our commercial bank for an equivalent borrowing and term in the respective region as of the lease commencement date. At inception, we determine if an arrangement is a lease, if it includes options to extend or terminate the lease, and if it is reasonably certain that we will exercise the options. Lease cost, representing lease payments over the term of the lease and any capitalizable direct costs less any incentives received, is recognized on a straight-line basis over the lease term as lease expense. We have operating leases for corporate offices, sales offices, research and development facilities, storage facilities, and a data center.

The exercise of lease renewal options is at our sole discretion. When deemed reasonably certain of exercise, the renewal options are included in the determination of the lease term and lease payment obligation, respectively. For our leases that contain variable lease payments, residual value guarantees, or restrictive covenants, we have concluded that these inputs are not significant to the determination of the ROU asset and lease liability.

Research and Development

Research and development expenses include costs for compensation and benefits, engineering wafers, depreciation and amortization, licenses and masks, and outside engineering services. These expenditures are for the design of new products, intellectual property cores, processes, packaging, and software solutions. Research and development costs are generally expensed as incurred, with certain licensed technology agreements capitalized as intangible assets and amortized to Research and development expense over their estimated useful lives.

Restructuring

Expenses associated with exit or disposal activities are recognized when incurred under ASC 420, "*Exit or Disposal Cost Obligations*," for everything except severance expenses and vacated leased facilities. Because we have a history of paying severance benefits, the cost of severance benefits associated with a restructuring plan is recorded when such costs are probable and the amount can be reasonably estimated in accordance with ASC 712, "*Compensation - Nonretirement Postemployment Benefits.*" When leased facilities are vacated, the amount of any ROU asset impairment is calculated in accordance with ASC 360, "*Property, Plant, and Equipment*" and recorded as a part of Restructuring. Expenses from other exit or disposal activities, including the cancellation of software contracts and engineering tools or the abandonment of long-lived assets, are recorded as a part of Restructuring.

Accounting for Income Taxes

We are required to estimate our provision for income taxes and amounts ultimately payable or recoverable in numerous tax jurisdictions around the world. These estimates involve significant judgment and interpretations of regulations and are inherently complex. Resolution of income tax treatments in individual jurisdictions may not be known for many years after completion of the applicable year. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowances are provided to reduce deferred tax assets to an amount that in management's judgment is more-likely-than-not to be recoverable against future taxable income. The determination of a valuation allowance and when it should be released requires complex judgment.

In assessing the ability to realize deferred tax assets, we evaluate both positive and negative evidence that may exist and consider whether it is more-likely-than-not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Any adjustment to the net deferred tax asset valuation allowance is recorded in the Consolidated Statements of Operations for the period that the adjustment is determined to be required.

Our income tax calculations are based on application of the respective U.S. federal, state or foreign tax law. Our tax filings, however, are subject to audit by the relevant tax authorities. Accordingly, we recognize tax liabilities based upon our estimate of whether, and the extent to which, additional taxes will be due when such estimates are more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. To the extent the final tax liabilities are different than the amounts originally accrued, the increases or decreases as well as any interest or penalties are recorded as income tax expense or benefit in the Consolidated Statements of Operations. We recognize the tax impact of including certain foreign earnings in U.S. taxable income as a period cost.

Stock-Based Compensation

We estimate the fair value of share-based awards consistent with the provisions of ASC 718, "*Compensation - Stock Compensation.*" We value restricted stock units ("RSUs") restricted stock awards ("RSAs") using the closing market price on the date of grant, and we value stock options using the Black-Scholes option pricing model. We have also granted RSUs with a market condition or a performance condition to certain executives. The terms of these grants, including achievement criteria and vesting schedules, are detailed under the heading "Market-Based and Performance-Based Awards — Grants" in Note 10 - Stock-Based Compensation Plans. Our current practice is to issue new shares to satisfy option exercises. For RSUs, we issue new shares when awards vest and withhold a portion of these shares on behalf of employees to satisfy the minimum statutory tax withholding requirements.

New Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 820), Improvements to Reportable Segment Disclosures* to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify the circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The amendments require retrospective application to all periods presented. The amendments are effective for the Company for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We have adopted ASU 2023-07 with the addition of Note 15 - Segment Reporting, and it did not have a material impact on our consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740) Improvements to Income Tax Disclosures*, which require greater disaggregation of income tax disclosures. ASU 2023-09 aims to improve an entity's income tax disclosures around its effective rate reconciliation, income taxes paid by jurisdiction, disaggregation of income before income taxes and income tax expense. This ASU should be applied on a prospective basis, but retrospective application is permitted. The guidance in this update is effective for fiscal years beginning after December 15, 2024. We are currently evaluating the future effect of the adoption of this ASU will have on our consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. This new guidance requires public entities to provide disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items on the face of income statement. The ASU may be applied prospectively or retrospectively and is effective for fiscal years beginning after December 15, 2026 and for interim periods beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating the impact of adoption of this new guidance on our consolidated financial statements disclosures.

Note 2 - Net Income Per Share

We compute basic earnings per share based on the weighted average number of shares of common stock outstanding during the period. We compute diluted earnings per share based on the weighted average number of shares of common stock outstanding plus potentially dilutive shares of common stock outstanding during the period, if applicable. Potentially dilutive shares of common stock from employee equity incentive plans are determined by applying the treasury stock method to the assumed exercise of outstanding stock options, the assumed vesting of outstanding RSUs and RSAs, and the assumed issuance of common stock under the stock purchase plan.

Our calculation of potentially dilutive shares includes the number of shares from our equity awards with market conditions or performance conditions that would be issuable under the terms of such awards at the end of the reporting period. For equity awards with a market condition, the number of shares included in the diluted share count as of the end of each period presented is determined by measuring the achievement of the market condition as of the end of the respective reporting periods. For equity awards with a performance condition, the number of shares that qualified for vesting as of the end of each period presented are included in the diluted share count when the condition for their issuance was satisfied by the end of the respective reporting periods. See "Note 10 - Stock-Based Compensation Plans" for further discussion of our equity awards with market or performance conditions.

A summary of basic and diluted Net income per share is presented in the following table:

	Year Ended					
(In thousands, except per share data)	December 28, 2024		December 30, 2023		December 31, 2022	
Net income	$	61,131	$	259,061	$	178,882
Shares used in basic Net income per share		137,623		137,694		137,321
Dilutive effect of employee equity incentive plans		699		2,096		3,346
Shares used in diluted Net income per share		138,322		139,790		140,667
Basic Net income per share	$	0.44	$	1.88	$	1.30
Diluted Net income per share	$	0.44	$	1.85	$	1.27

The computation of diluted Net income per share excludes the effects of employee equity incentive plans that are antidilutive, aggregating to approximately 1.0 million, 0.4 million, and 0.5 million, respectively, in fiscal 2024, 2023, and 2022.

Note 3 - Revenue from Contracts with Customers

Disaggregation of Revenue

The following tables provide information about revenue from contracts with customers disaggregated by channel and by geographical market, based on ship-to location of the customer:

	Year Ended								
Revenue by Channel (In thousands)	December 28, 2024			December 30, 2023			December 31, 2022		
Distributors	$	455,160	89%	$	644,181	87%	$	591,229	89%
Direct		54,241	11%		92,973	13%		69,127	11%
Total revenue	$	509,401	100%	$	737,154	100%	$	660,356	100%
Revenue by Geographical Market (In thousands)									
China	$	206,380	40%	$	239,192	32%		296,917	45%
Japan		81,043	16%		110,403	15%		90,902	14%
Other Asia		45,324	9%		94,170	13%		77,085	12%
Asia		332,747	65%		443,765	60%		464,904	71%
Americas		101,217	20%		145,839	20%		100,260	15%
Europe		75,437	15%		147,550	20%		95,192	14%
Total revenue	$	509,401	100%	$	737,154	100%	$	660,356	100%

Contract Balances

Our contract assets relate to our rights to consideration for licenses and royalties due to us as a member of the HDMI Founders consortium. The balance results primarily from the amount of estimated revenue related to HDMI that we have recognized to date, but which has not yet been distributed to us by the HDMI licensing agent. Contract assets are recorded in Prepaid expenses and other current assets in our Consolidated Balance Sheets.

The following table summarizes activity during the periods presented:

(In thousands)		
Contract assets as of December 31, 2022	$	7,347
Revenues recorded during the period		12,941
Transferred to Accounts receivable or collected		(9,094)
Contract assets as of December 30, 2023	$	11,194
Revenues recorded during the period		14,408
Transferred to Accounts receivable or collected		(7,724)
Contract assets as of December 28, 2024	$	17,878

Contract liabilities are included in Accrued liabilities on our Consolidated Balance Sheets. The following table summarizes activity during the periods presented:

(In thousands)		
Contract liabilities as of December 31, 2022	$	17,666
Less: Product shipments from prepaid customer deposit		(12,946)
Accruals for estimated future stock rotation and scrap returns		9,867
Less: Release of accruals for recognized stock rotation and scrap returns		(9,283)
Contract liabilities as of December 30, 2023	$	5,304
Unperformed performance obligations		6,945
Accruals for estimated future stock rotation and scrap returns		13,051
Less: Release of accruals for recognized stock rotation and scrap returns		(14,118)
Contract liabilities as of December 28, 2024	$	11,182

Note 4 - Balance Sheet Components

Accounts Receivable

Accounts receivable do not bear interest and are shown net of an allowance for expected lifetime credit losses, which reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine this allowance through an assessment of known troubled accounts, analysis of our accounts receivable aging, historical experience, expectations for future economic conditions, management judgment, and other available evidence.

(In thousands)		December 28, 2024		December 30, 2023
Accounts receivable	$	81,060	$	104,373
Less: Allowance for credit losses		—		—
Accounts receivable, net of allowance for credit losses	$	81,060	$	104,373

We had no material bad debt expense in fiscal 2024, 2023, or 2022.

Inventories

(In thousands)		December 28, 2024		December 30, 2023
Work in progress	$	82,273	$	65,396
Finished goods		21,137		33,430
Total inventories, net	$	103,410	$	98,826

Accrued Liabilities

Included in Accrued liabilities in the Consolidated Balance Sheets are the following balances:

(In thousands)	December 28, 2024		December 30, 2023	
Current portion of liability for non-cancelable contracts	$	13,534	$	11,418
Contract liabilities		11,182		5,304
Liability for expiring production materials		7,019		2,172
Current portion of operating lease liabilities		5,818		5,571
Foreign, VAT, and other taxes payable		3,375		6,758
Other accrued liabilities		4,710		4,825
Total accrued liabilities	$	45,638	$	36,048

Other Long-Term Liabilities

Included in Other long-term liabilities in the Consolidated Balance Sheets are the following balances:

(In thousands)	December 28, 2024		December 30, 2023	
Long-term portion of liability for non-cancelable contracts	$	16,022	$	7,668
Long-term portion of uncertain tax positions		2,518		21,888
Other long-term liabilities		5,376		11,179
Total other long-term liabilities	$	23,916	$	40,735

Note 5 - Property and Equipment

(In thousands)	December 28, 2024		December 30, 2023	
Production equipment and software	$	161,525	$	159,950
Leasehold improvements		15,387		13,519
Office furniture and equipment		1,977		1,933
		178,889		175,402
Accumulated depreciation and amortization		(125,901)		(125,856)
Total property and equipment, net	$	52,988	$	49,546

For fiscal years 2024, 2023, and 2022 depreciation and amortization expense for property and equipment was $19.3 million, $17.3 million, and $13.8 million, respectively.

Property and Equipment – Geographic Information

Our Property and equipment, net by country at the end of each period was as follows:

(In thousands)	December 28, 2024		December 30, 2023	
United States	$	26,578	$	29,467
Taiwan		11,234		10,222
Philippines		6,086		4,602
China		2,504		2,778
Other		6,586		2,477
Total foreign property and equipment, net		26,410		20,079
Total property and equipment, net	$	52,988	$	49,546

Note 6 - Intangible Assets and Goodwill

In connection with our previous acquisitions, we have recorded identifiable intangible assets related to existing technology, customer relationships, and trade name / trademarks, based on guidance for determining fair value under the provisions of ASC 820, "*Fair Value Measurements*." We amortize the intangible assets using the straight-line method over their estimated useful lives. Additionally, we have entered into license agreements for third-party technology and recorded them as intangible assets. These licenses are being amortized to Research and development expense over their estimated useful lives.

Our review of our strategic long-range plan completed at the end of fiscal 2024 concluded that the originally acquired Mirametrix intangible assets had limited future revenue potential due to a decline in customer demand, which we determined was an indicator of impairment. Our assessment of the fair value of these intangible assets concluded that they had been fully impaired as of December 28, 2024, and we recorded an impairment charge of $13.9 million for fiscal 2024 in the Consolidated Statements of Operations. No impairment charges relating to acquired intangible assets were recorded for fiscal 2023 or 2022.

The following tables summarize the details of our Intangible assets, net as of December 28, 2024 and December 30, 2023:

(In thousands)	Weighted Average Amortization Period (in years)	Gross	Impairment	Accumulated Amortization	Intangible assets, net
			December 28, 2024		
Existing technology	—	$ 124,487	$ (7,473)	$ (117,014)	$ —
Customer relationships	—	32,734	(5,425)	(27,309)	—
Trade name / trademarks	—	1,500	(1,031)	(469)	—
Licensed technology	5.4	9,366	—	(4,779)	4,587
Total identified intangible assets		$ 168,087	$ (13,929)	$ (149,571)	$ 4,587

(In thousands)	Weighted Average Amortization Period (in years)	Gross	Impairment	Accumulated Amortization	Intangible assets, net
			December 30, 2023		
Existing technology	5.1	$ 124,487	$ —	$ (115,085)	$ 9,402
Customer relationships	6.1	32,734	—	(25,909)	6,825
Trade name / trademarks	10.0	1,500	—	(319)	1,181
Licensed technology	6.2	7,127	—	(3,561)	3,566
Total identified intangible assets		$ 165,848	$ —	$ (144,874)	$ 20,974

We recorded amortization expense related to intangible assets on the Consolidated Statements of Operations as presented in the following table:

(In thousands)	Year Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Research and development	$ 1,218	$ 1,074	$ 1,054
Amortization of acquired intangible assets	3,479	3,478	3,778
	$ 4,697	$ 4,552	$ 4,832

The annual expected amortization expense related to intangible assets is as follows:

Fiscal year	(In thousands)
2025	$ 1,653
2026	1,641
2027	1,230
2028	63
Total	$ 4,587

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. The goodwill balance at December 28, 2024 is comprised of approximately $315.4 million from prior acquisitions. No impairment charges relating to goodwill were recorded for fiscal 2024, 2023, or 2022.

Note 7 - Long-Term Debt

On September 1, 2022, we entered into an Amended and Restated Credit Agreement (the "2022 Credit Agreement"), which provides for a five-year secured revolving loan facility with an aggregate principal amount of up to $350 million. We intend to use the revolving loan facility for working capital and general corporate purposes.

At our option, the revolving loans accrue interest at a per annum rate based on ranges determined by our consolidated total leverage ratio of either (i) the base rate (as defined in the 2022 Credit Agreement) plus a margin ranging from 0.25% to 1.00%, or (ii) the adjusted Term Secured Overnight Financing Rate ("SOFR") for interest periods of 1, 3 or 6 months plus a margin ranging from 1.25% to 2.00%. Interest is due and payable in arrears quarterly for loans bearing interest at the base rate and at the end of an interest period (or at each three-month interval in the case of loans with interest periods greater than three months) in the case of loans bearing interest at the adjusted Term SOFR. In addition, we pay a quarterly commitment fee of 0.20% on the unused portion of the revolving facility.

The revolving loans under the 2022 Credit Agreement may be repaid and reborrowed at our discretion, with any remaining outstanding principal amount due and payable on the maturity date of the revolving loan on September 1, 2027. At December 28, 2024 and December 30, 2023, we had no borrowings outstanding under the 2022 Credit Agreement, as we paid off the outstanding balance of our revolving loans during the third quarter of fiscal 2023.

Interest expense related to our long-term debt is included in Interest expense on our Consolidated Statements of Operations as follows:

	Year Ended		
(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Contractual interest	$ —	$ 2,701	$ 4,500
Amortization of original issuance discount and debt costs	266	266	310
Total interest expense related to long-term debt	$ 266	$ 2,967	$ 4,810

Note 8 - Restructuring

In September 2024, our management commenced an internal restructuring plan ("the Q3 2024 Plan"), which includes a global workforce reduction. Under this plan, we have incurred restructuring costs of approximately $7.6 million through December 28, 2024. The Q3 2024 plan is expected to be largely complete in the first half of fiscal year 2025.

In the third quarter of 2023, our management approved and executed an internal restructuring plan (the "Q3 2023 Plan"), which included a targeted workforce reduction intended to reorganize critical roles and focus skillsets in key growth markets. We incurred restructuring costs of approximately $5.3 million and $2.0 million, respectively, in fiscal 2024 and 2023. Under this plan, approximately $7.3 million of total costs have been incurred through December 28, 2024. All actions planned under the Q3 2023 plan have been implemented.

In September 2022, our management approved and implemented additional contract cancellations and workforce reductions under the Q2 2019 Sales Plan, an internal restructuring plan that our management approved and executed in April 2019. The Q2 2019 Sales Plan focused on a restructuring of the global sales organization through cancellation of certain contracts and a workforce reduction. Under the Q2 2019 Sales Plan, we recorded a credit adjustment of approximately $0.6 million in fiscal 2024, incurred no restructuring costs in fiscal 2023, and incurred approximately $1.0 million of incremental restructuring costs in fiscal 2022. Under this plan, approximately $2.5 million of total expense has been incurred through December 28, 2024. All actions planned under the Q2 2019 Sales Plan have been implemented.

Other restructuring activity in the periods presented consisted of expense adjustments on previous plans. Costs and adjustments on restructuring plans are recorded to Restructuring on our Consolidated Statements of Operations. The restructuring accrual balance is presented in Accrued liabilities and in Other long-term liabilities on our Consolidated Balance Sheets.

The following table displays the activity related to our restructuring plans:

(In thousands)	Severance & Related (1)		Lease Termination & Fixed Assets		Other (2)		Total	
Accrued Restructuring at January 1, 2022	$	251	$	7,130	$	—	$	7,381
Restructuring		303		1,608		640		2,551
Costs paid or otherwise settled		(154)		(2,846)		—		(3,000)
Accrued Restructuring at December 31, 2022	$	400	$	5,892	$	640	$	6,932
Restructuring		1,848		56		4		1,908
Costs paid or otherwise settled		(758)		(1,440)		(24)		(2,222)
Accrued Restructuring at December 30, 2023	$	1,490	$	4,508	$	620	$	6,618
Restructuring		12,896		15		(620)		12,291
Costs paid or otherwise settled		(12,481)		(1,559)		—		(14,040)
Accrued Restructuring at December 28, 2024	$	1,905	$	2,964	$	—	$	4,869

(1) Includes employee relocation costs and outplacement costs
(2) Includes termination fees on the cancellation of certain contracts

Note 9 - Leases

We have operating leases for corporate offices, sales offices, research and development facilities, storage facilities, and a data center, all of which are leased under operating leases that expire at various times through 2029. Our leases have remaining lease terms of less than 1 year to 5 years, some of which include options to extend for up to 5 years, and some of which include options to terminate within 1 year. The weighted-average remaining lease term was 3.0 years and the weighted-average discount rate was 6.0% as of December 28, 2024. We recorded fixed operating lease expense of $8.5 million, $7.8 million, and $7.6 million, respectively, for fiscal 2024, 2023, and 2022.

The following table presents the lease balance classifications within the Consolidated Balance Sheets and summarizes their activity during fiscal 2024:

Operating lease right-of-use assets	*(In thousands)*	
Balance as of December 30, 2023	$	14,487
Right-of-use assets obtained for new lease contracts during the period		7,428
Amortization of right-of-use assets during the period		(7,530)
Impairment of right-of use asset during the period (recorded in Restructuring charges)		(384)
Adjustments for present value and foreign currency effects		(131)
Balance as of December 28, 2024	$	13,870

Operating lease liabilities	*(In thousands)*	
Balance as of December 30, 2023	$	16,310
Lease liabilities accrued for new lease contracts during the period		7,428
Accretion of lease liabilities		977
Operating cash used for payments on lease liabilities		(9,567)
Adjustments for present value and foreign currency effects		103
Balance as of December 28, 2024		15,251
Less: Current portion of operating lease liabilities (included in Accrued liabilities)		(5,818)
Long-term operating lease liabilities, net of current portion	$	9,433

Lease obligations for facilities restructured prior to the adoption of Topic 842 totaled approximately $3.0 million at December 28, 2024 and continued to be recorded in Other long-term liabilities on our Consolidated Balance Sheets.

Maturities of operating lease liabilities as of December 28, 2024 are as follows:

Fiscal year	(In thousands)
2025	$ 6,491
2026	4,635
2027	2,825
2028	2,224
2029	452
Total lease payments	16,627
Less: amount representing interest	(1,376)
Total lease liabilities	$ 15,251

Note 10 - Stock-Based Compensation Plans

Employee and Director Stock Options, Restricted Stock, and ESPP Plans

As of December 28, 2024, we have two active equity incentive plans, the "2023 Equity Incentive Plan" (which was adopted in 2023 and superseded the "2013 Incentive Plan", such that no additional shares will be granted under the 2013 Incentive Plan) and the "2011 Non-Employee Director Equity Incentive Plan", under which shares remain available for grants to employees and non-employee directors, respectively. As of January 10, 2025, we registered the "2025 Inducement Equity Plan", under which shares will be available for grants to new hire employees. "Incentive stock options" under Section 422 of the U.S. Internal Revenue Code, restricted stock unit ("RSU"), and restricted stock award ("RSA") grants are part of our equity compensation practices for employees who receive equity grants. Options, RSUs, and RSAs generally vest quarterly over a four-year period beginning on the grant date. The contractual terms of options granted do not exceed ten years.

We also maintain the 2012 Employee Stock Purchase Plan ("2012 ESPP"), pursuant to which eligible employees may contribute through payroll deductions up to 10% of base compensation, subject to certain income limits, to purchase shares of our common stock. The purchase price of the shares is the lower of 85% of the fair market value of the stock at the beginning of each six-month offering period or 85% of the fair market value at the end of such period. We have treated the 2012 ESPP as a compensatory plan. At December 28, 2024, a total of 0.8 million shares of our common stock were available for future purchases under the 2012 ESPP.

At December 28, 2024, a total of 6.9 million shares of our common stock were available for future grants under the 2023 Equity Incentive Plan and the 2011 Non-Employee Director Equity Incentive Plan. The 2023 Equity Incentive Plan, 2011 Non-Employee Director Equity Incentive Plan, and the 2025 Inducement Equity Plan do not have any fungible share ratio or counting provision. Shares subject to stock option grants that expire or are canceled, without delivery of such shares, and shares subject to performance-based restricted stock units that are not delivered due to a failure to not meet the maximum payout threshold, generally become available for re-issuance under equity incentive plans.

Stock-Based Compensation Expense

Total stock-based compensation expense included in our Consolidated Statements of Operations is presented in the following table:

	Year Ended		
(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Cost of revenue	$ 2,731	$ 4,506	$ 3,674
Research and development	29,033	27,782	19,645
Selling, general, and administrative	21,221	37,909	32,211
Total stock-based compensation	$ 52,985	$ 70,197	$ 55,530

The income tax benefit related to total stock-based compensation expense was $6.3 million and $7.6 million, respectively, for fiscal 2024 and 2023, which is reflected in Income tax (benefit) expense in the Consolidated Statements of Operations. The income tax benefit related to awards vested or exercised during fiscal 2024 was $1.7 million. These amounts do not include the indirect effects of stock-based compensation, which primarily relate to the R&D tax credit. The income tax benefit related to awards vested or exercised during fiscal 2023 was $10.4 million. The income tax benefits related to stock-based compensation were not significant for fiscal 2022, as they were offset by an increase in the valuation allowance.

ESPP and Stock Options

The fair values of the shares expected to be issued under the employee stock purchase plan and of each option award on the date of grant were estimated using the Black-Scholes valuation model and the assumptions noted in the following table. No new stock options were granted during fiscal 2024, 2023, or 2022. The expected volatility of both ESPP shares and stock options is based on the daily historical volatility of our stock price, measured over the ESPP purchase period or the expected term of the option. The risk-free interest rate is based on the implied yield on a U.S. Treasury zero-coupon issue with a remaining term closest to the expected term of the option. The expected term is based on historical vested option exercises and includes an estimate of the expected term for options that are fully vested and outstanding. Dividend yield has no valuation impact, as we have not paid any cash dividends since inception and do not intend to pay any cash dividends in the foreseeable future.

The following table summarizes the assumptions used in the valuation of ESPP compensation for the periods presented:

	Year Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Employee Stock Purchase Plan			
Weighted average expected volatility	52.6%	48.2%	60.3%
Weighted average risk-free interest rate	4.88%	5.37%	3.74%
Expected term (in months)	6	6	6

The weighted average fair values for the ESPP, calculated using the Black-Scholes option pricing model with the noted assumptions for the ESPP, were $15.50, $24.38, and $15.25 for fiscal years 2024, 2023, and 2022, respectively.

At December 30, 2023, there was no unrecognized compensation cost related to unvested employee and director stock options. Compensation expense for all stock-based compensation awards is recognized using the straight-line method. We recorded stock-based compensation expense related to the ESPP of approximately $1.8 million, $2.2 million, and $1.5 million in fiscal 2024, 2023, and 2022, respectively. Related to stock options, we recorded no expense in fiscal 2024, 2023, and 2022.

The following table summarizes our stock option activity and related information for the year ended December 28, 2024:

(Shares and aggregate intrinsic value in thousands)	Shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate Intrinsic Value
Balance, December 30, 2023	428	$ 6.75		
Granted	—	—		
Exercised	(425)	6.76		
Forfeited or expired	(3)	5.73		
Balance, December 28, 2024	—	$ —		
Vested and expected to vest at December 28, 2024	—	$ —	—	$ —
Exercisable, December 28, 2024	—	$ —	—	$ —

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company's closing stock price on the last trading day of the fiscal year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that day. This amount changes based on the fair market value of the Company's stock. Total intrinsic value of options exercised for fiscal 2024, 2023, and 2022 was $22.9 million, $37.3 million, and $24.3 million, respectively.

Time-Based Restricted Stock Unit Awards and Restricted Stock Awards

The following table summarizes the activity for our time-based RSUs and RSAs for the year ended December 28, 2024:

(Shares in thousands)	Shares	Weighted average grant date fair value
Balance, December 30, 2023	1,881	$ 72.31
Granted	1,854	60.74
Vested	(741)	67.88
Forfeited or expired	(557)	70.82
Balance, December 28, 2024	2,437	$ 65.19

At December 28, 2024, there was $155.6 million of unrecognized compensation expense related to unvested time-based RSUs and RSAs. Compensation expense for RSUs and RSAs is recognized using the straight-line method over the related vesting period. In fiscal 2024, 2023, and 2022, we recorded stock-based compensation expense related to time-based RSUs and RSAs of approximately $51.8 million, $41.5 million, and $30.1 million, respectively.

Market-Based and Performance-Based Awards

In 2022 through 2024, we granted awards of RSUs with either a market condition or a performance condition to certain executives.

Market-Based and Performance-Based Awards — Grants

In fiscal 2024, 2023, and 2022, we granted awards of RSUs with a market condition to certain executives. Under the terms of these grants, the RSUs with a market condition vest over a three-year period based on the Company's total shareholder return ("TSR") relative to a specified index. For the 2024 and 2023 grants, the TSR condition is measured relative to the Russell 3000 index on either the third anniversary of the grant date, or equally on the first, second, and third anniversary of the grant date, depending on the executive. For the 2022 grants, the TSR condition is measured relative to the Russell 2000 index on the third anniversary of the grant date. The awards may vest at 250% or 200%, depending on the executive, if the 75th percentile of the market condition is achieved, with 100% of the units vesting at the 55th percentile, zero vesting if relative TSR is below the 25th percentile, and vesting scaling for achievement between the 25th and 75th percentile.

In fiscal 2024, we also granted awards of RSUs with a performance condition to certain executives. Under the terms of these grants, the RSUs with a performance condition will vest if the Company achieves year-over-year revenue growth in excess of an industry benchmark, and the number of shares vested will scale for achievement of year-over-year revenue growth compared to certain targets, with maximum vesting up to 250%. The performance condition will be measured annually after each fiscal year-end for one-fourth of the grants beginning in fiscal 2025 through the end of fiscal 2028. Vesting of these awards occurs 13 months after the end of each measurement period and the entire award cannot be fully earned until five and a half years from grant date.

In fiscal 2024, we also granted awards of RSUs with a market condition to our new chief executive officer with vesting tied to the Company's stock price appreciation. The number of shares that become eligible to vest can range from 25% to 250% of the target number of shares, based on the Company's stock price growth over the 6-year service period, which ranges from 25% to 200% stock price growth calculated based on the simple average of the closing Company share price for the trailing 60 trading days up to and including the measurement date. No vesting occurs for stock price growth below 25%. Vesting will occur annually after 3 years for a portion of the vesting eligible RSUs.

Market-Based and Performance-Based Awards — Vesting

During fiscal 2024, the market condition for the majority of awards granted to certain executives in previous years exceeded the 75th percentile of their TSR condition, and these awards vested at 250% or 200%, as applicable for the respective executive. One award achieved the 54th percentile of its TSR condition and vested at approximately 97%, while one award did not meet its minimum TSR threshold for vesting. Also during 2024, the second tranche of awards granted in fiscal 2021 and 2022 with a year-over-year revenue growth performance condition vested at the 200% level of achievement, as the Company met the maximum year-over-year revenue growth performance criteria as of December 31, 2022, and the 13-month vesting period had been met. For the third tranche of these awards, the Company met the year-over-year revenue growth performance criteria at the 116.3% level of achievement as of December 30, 2023.

During fiscal 2023, the market condition for awards granted to certain executives in previous years exceeded the 75th percentile of their TSR condition, and applicable tranches of these awards vested at 250% or 200% for the respective executives. Also during 2023, the first tranche of awards granted in fiscal 2021 with a year-over-year revenue growth performance condition vested at the 200% level of achievement, as the Company met the maximum year-over-year revenue growth performance criteria as of January 1, 2022, and the 13-month vesting period had been met.

During fiscal 2022, the market condition for awards granted to certain executives in previous years exceeded the 75th percentile of their TSR condition, and applicable tranches of these awards vested at 250% or 200% for the respective executives. Also during fiscal 2022, the fifth and sixth tranches of 40% and 70%, respectively, of the base number of the awards with an EBITDA performance condition vested, as the Company had met the adjusted EBITDA performance criteria on a trailing four-quarter basis for two consecutive trailing four-quarter periods as of the end of the respective measurement periods.

Market-Based and Performance-Based Awards — Compensation Expense

For our awards with a market condition or a performance condition, we recorded benefits from forfeitures of approximately $29.0 million due to executive departures, partially offset by stock compensation expense of approximately $28.4 million, in fiscal 2024. We incurred stock-based compensation expense of approximately $26.4 million and $24.0 million in fiscal years 2023 and 2022, respectively. These amounts are recorded as components of total stock-based compensation. At December 28, 2024, there was $54.4 million of unrecognized compensation expense related to unvested RSUs with a market condition or a performance condition. Awards with a market condition were valued using Monte Carlo simulation models.

The following table summarizes the assumptions used at the grant date in the valuation of RSUs with a market or performance condition:

	Year Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
Executive RSUs with a market condition or performance condition			
Weighted average expected volatility	51.04% to 53.96%	50.97% to 54.31%	51.44%
Weighted average risk-free interest rate	3.39% to 4.53%	4.28% to 4.59%	1.67%
Expected term (years)	3 to 6	3	3

The following table summarizes the activity for our awards with a market condition or performance condition:

(Shares in thousands)	Shares	Weighted average grant date fair value
Balance, December 30, 2023	852	$ 84.72
Granted	1,641	63.06
Effect of vesting multiplier	285	
Vested	(551)	68.32
Canceled	(634)	92.51
Balance, December 28, 2024	1,593	$ 62.24

Note 11 - Common Stock Repurchase Program

On November 30, 2023, we announced that our Board of Directors had approved a stock repurchase program pursuant to which up to $250 million of outstanding common stock could be repurchased from time to time (the "2024 Repurchase Program"). The duration of the 2024 Repurchase Program is through December 28, 2024. During the fourth quarter of fiscal 2024, we repurchased 366,969 shares for $20.0 million, or an average price paid per share of $54.50. All repurchases were open market transactions funded from available working capital. All shares repurchased pursuant to the 2024 Repurchase Program were retired by the end of the fourth quarter of fiscal 2024. We repurchased a total of 1,145,560 shares for $67.0 million, or an average price paid per share of $58.48, during fiscal year 2024.

On December 9, 2024, we announced that our Board of Directors had approved a stock repurchase program pursuant to which up to an additional $100 million of outstanding common stock could be repurchased from time to time (the "2025 Repurchase Program"). The duration of the 2025 Repurchase Program is through December 31, 2025. No shares were repurchased under the 2025 Repurchase Program during the fourth quarter of fiscal 2024.

Note 12 - Income Taxes

We are subject to federal and state income tax as well as income tax in the various foreign jurisdictions in which we operate.

The domestic and foreign components of Income before income taxes were as follows:

	Year Ended					
(In thousands)	December 28, 2024		December 30, 2023		December 31, 2022	
Domestic	$	2,595	$	55,069	$	30,362
Foreign		33,634		159,787		151,750
Income before taxes	$	36,229	$	214,856	$	182,112

The components of Income tax (benefit) expense are as follows:

	Year Ended					
(In thousands)	December 28, 2024		December 30, 2023		December 31, 2022	
Current:						
Federal	$	(15,866)	$	10,331	$	748
State		460		1,059		265
Foreign		2,573		3,019		3,637
		(12,833)		14,409		4,650
Deferred:						
Federal		(7,530)		(56,323)		—
State		—		—		—
Foreign		(4,539)		(2,291)		(1,420)
		(12,069)		(58,614)		(1,420)
Income tax (benefit) expense	$	(24,902)	$	(44,205)	$	3,230

Income tax (benefit) expense differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

	Year Ended		
	December 28, 2024	December 30, 2023	December 31, 2022
	%	%	%
Statutory federal rate	21	21	21
Adjustments for tax effects of:			
State taxes, net	(8)	(1)	(2)
Federal tax credits	(16)	(4)	(1)
Stock-based compensation	9	(2)	—
Foreign rate differential	(25)	(15)	(16)
U.S. tax on foreign operations	18	9	33
Capital loss expiration	—	—	1
Valuation allowance	10	(29)	(33)
Change in uncertain tax benefit accrual	(75)	—	(2)
Other	(3)	—	1
Effective income tax rate	(69)	(21)	2

The decrease in provision for income taxes in fiscal year 2024 compared to fiscal year 2023 was primarily due to the release of the US federal valuation allowance in the prior year and the recognition of uncertain tax benefits in the current year.

We updated our evaluation of the valuation allowance position in the United States through December 28, 2024 and concluded that we should continue to maintain a full valuation allowance against our state deferred tax assets due to insufficient income sources. We will continue to evaluate both positive and negative evidence in future periods to determine if we will realize the deferred tax assets. The amount of the deferred tax asset considered realizable could be adjusted if sufficient positive evidence exists. We don't have a valuation allowance on a significant portion of our U.S. Federal deferred tax assets or in any foreign jurisdictions as we have concluded that it is more likely than not that we will realize the net deferred tax assets in the future periods.

The components of our net deferred tax assets and liabilities are as follows:

(In thousands)	December 28, 2024	December 30, 2023
Deferred tax assets:		
Intangible assets	$ 2,523	$ 4,274
Net operating loss carry forwards	13,332	13,829
Tax credit carry forwards	100,820	87,955
Accrued liabilities and reserves	26,638	23,249
Stock-based and deferred compensation	2,238	5,199
Other	6,791	5,162
Total deferred tax assets	152,342	139,668
Less: valuation allowance	(82,684)	(79,100)
Net deferred tax assets	69,658	60,568
Deferred tax liabilities:		
Fixed assets	826	1,475
Unremitted earnings	720	620
Other	3,486	6,889
Total deferred tax liabilities	5,032	8,984
Net deferred taxes	$ 64,626	$ 51,584
Reported as:		
Deferred tax assets	$ 66,980	$ 57,762
Deferred tax liabilities (included in Other long-term liabilities)	(2,354)	(6,178)
Net deferred taxes	$ 64,626	$ 51,584

The following table displays the activity related to changes in our valuation allowance for deferred tax assets:

Fiscal Years Ended (In thousands)	Balance at beginning of period	Charged (Credit) to costs and expenses	Charged (credit) to other accounts	Balance at end of period
December 28, 2024	$ 79,100	$ 3,584	$ —	$ 82,684
December 30, 2023	$ 140,533	$ (61,433)	$ —	$ 79,100
December 31, 2022	$ 200,438	$ (59,905)	$ —	$ 140,533

At December 28, 2024, we had U.S. federal net operating loss ("NOL") carryforwards (pretax) of approximately $6.8 million which will expire between 2027 and 2031. We had state NOL carryforwards (pretax) of approximately $132.3 million that substantially all expire at various dates from 2025 through 2041. We also had federal credit carryforwards of $47.2 million that expire at various dates from 2035 through 2044, and $84.0 million state credit carryforwards, of which substantially all do not expire.

Future utilization of federal and state net operating losses and tax credit carryforwards may be limited if cumulative changes to ownership exceed 50% within any three-year period, which has not occurred through fiscal 2024. However, if there is a significant change in ownership, future tax attribute utilization may be limited and NOL carryforwards and/or R&D credits will be reduced to reflect the limitation.

Foreign earnings may be subject to withholding taxes in local jurisdictions if they are distributed. At December 28, 2024, U.S. income taxes and foreign withholding taxes were not provided for on a cumulative total of approximately $3.0 million of the undistributed earnings of our foreign subsidiaries. We intend to reinvest these earnings indefinitely.

At December 28, 2024 and December 30, 2023, our unrecognized tax benefits associated with uncertain tax positions were $29.3 million and $61.4 million, respectively, of which $26.3 million and $58.7 million, respectively, if recognized, would affect the effective tax rate, subject to valuation allowance. As of December 28, 2024 and December 30, 2023, interest and penalties associated with unrecognized tax benefits were $0.4 million and $11.3 million, respectively, which are not reflected in the table below. We accrue interest and penalties related to uncertain tax positions in Income tax expense.

The following table summarizes the changes to unrecognized tax benefits for the fiscal years presented:

	(In thousands)
Balance at January 1, 2022	$ 56,231
Additions based on tax positions related to the current year	1,594
Additions based on tax positions of prior years	2,798
Settlements	(148)
Reduction as a result of lapse of applicable statute of limitations	(1,586)
Balance at December 31, 2022	58,889
Additions based on tax positions related to the current year	2,247
Additions based on tax positions of prior years	1,128
Reductions for tax positions of prior years	(156)
Reduction as a result of lapse of applicable statute of limitations	(696)
Balance at December 30, 2023	61,412
Additions based on tax positions related to the current year	3,362
Additions based on tax positions of prior years	552
Reduction as a result of lapse of applicable statute of limitations	(36,028)
Balance at December 28, 2024	$ 29,298

Our liability for uncertain tax positions (including penalties and interest) was $2.5 million and $21.9 million at December 28, 2024 and December 30, 2023, respectively, and is recorded as a component of Other long-term liabilities on our Consolidated Balance Sheets.

At December 28, 2024, it is reasonably possible that $0.3 million of unrecognized tax benefits and less than $0.1 million of associated interest and penalties could be recognized during the next twelve months.

The years that remain subject to examination are 2021 for federal income taxes, 2020 for state income taxes, and 2018 for foreign income taxes, including years ending thereafter. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating losses or credit carryforward amount.

Note 13 - Employee Benefit Plans

Qualified Investment Plan

In 1990, we adopted a 401(k) tax-deferred savings plan, which provides all employees in the United States who meet certain eligibility requirements with an opportunity to accumulate funds for retirement. Participants may contribute up to the amount allowable as a deduction for federal income tax purposes. The plan does not allow investments in the Company's common stock. The plan allows for the Company to make discretionary matching contributions in cash. We recorded matching contributions of approximately $2.8 million, $3.1 million, and $2.8 million in fiscal years 2024, 2023, and 2022, respectively.

Corporate Incentive Plan

For 2024, 2023, and 2022, the Board of Directors of the Company, upon the recommendation of the Compensation Committee, approved the Corporate Incentive Plan (the "CIP") for the respective fiscal year. The chief executive officer, other executive officers, and other members of senior management, including vice presidents and director-level employees, together with all other employees of the Company not on the Company's sales incentive plan are eligible to participate in the CIP. Under the CIP, individual cash incentive payments for the eligible employees will be based both on Company financial performance, as measured by achievement of operating income (before incentive plan accruals) and revenue goals within specified ranges established by the Compensation Committee, and Company performance, as measured by the achievement of personal management objectives. The Compensation Committee determines the performance of the chief executive officer, the chief financial officer and other participants based on the achievement of the management objectives established by the Compensation Committee during the first quarter of the respective fiscal year. We recorded approximately $1.6 million, $15.0 million, and $25.2 million of expense under the CIP in fiscal 2024, 2023, and 2022, respectively.

Note 14 - Contingencies

Legal Proceedings

On or about December 19, 2018, Steven De Jaray, Perienne De Jaray and Darrell Oswald (collectively, the "Plaintiffs") commenced an action against the Company in the Multnomah County Circuit Court of the State of Oregon, in connection with the sale of certain products by the Company to the Plaintiffs in or around 2008. The Plaintiffs alleged the Company violated the Lanham Act, engaged in negligence, fraud, and breach of contract by failing to disclose to the Plaintiffs the export-controlled status of the subject parts. In January 2019, we removed the action to the United States District Court for the District of Oregon (the "Court"). On May 24, 2023, the Plaintiffs filed a second amended complaint, which added Apex-Micro Manufacturing Corporation ("Apex-Micro") as a plaintiff and removed the violation of the Lanham Act claim. The Plaintiffs sought damages of $180 million, punitive damages, and other remedies. On January 18, 2024, the court dismissed the claims against the Company by Ms. De Jaray and Mr. Oswald. The trial for the remaining claims was held from January 30, 2024 to February 15, 2024. On February 13, 2024, the Court granted the Company's Rule 50 motion in part and entered judgment in the Company's favor as to all of Mr. De Jaray's claims and Apex-Micro's negligence claims. On February 15, 2024, the jury found that the Company was not liable for all outstanding claims and judgment was entered in favor of the Company. On March 15, 2024, Mr. De Jaray and Apex-Micro filed a Notice of Appeal to the United States Court of Appeals for the Ninth Circuit. On March 18, 2024, Ms. De Jaray filed a separate Notice of Appeal. Ms. De Jaray's appeal was dismissed for failure to prosecute on August 1, 2024. In response to Mr. De Jaray and Apex Micro's request for an extension, their appeal opening brief was due October 7, 2024. Mr. De Jaray and Apex Micro failed to file their appeal opening brief on October 7th. Mr. De Jaray's and Apex Micro's appeal was dismissed for failure to prosecute on October 30, 2024.

From time to time, we are exposed to certain additional asserted and unasserted potential claims. We review the status of each significant matter and assess its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and a range of possible losses can be estimated, we then accrue a liability for the estimated loss. Legal proceedings are subject to uncertainties, and the outcomes are difficult to predict. Because of such uncertainties, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to pending claims and litigation and may revise estimates.

Note 15 - Segment Reporting

ASC 280, Segment Reporting, establishes standards for the manner in which companies report financial information about operating segments, products, services, geographic areas and major customers. Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is its Chief Executive Officer.

As of December 28, 2024, we have determined that the Company operates in a single operating and reportable segment: the core Lattice business, which includes silicon-based and silicon-enabling products, evaluation boards, development hardware, and related intellectual property licensing, services, and sales. Our CODM reviews operating results and financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance.

The following table sets forth the Company's revenue, significant expenses, and net income by its single operating and reportable segment:

	Year Ended		
(In thousands)	December 28, 2024	December 30, 2023	December 31, 2022
Revenue	$ 509,401	$ 737,154	$ 660,356
Gross margin	$ 340,400	$ 514,670	$ 452,050
Total operating expenses	$ 305,943	$ 302,400	$ 264,683
Net income	$ 61,131	$ 259,061	$ 178,882

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Lattice Semiconductor Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lattice Semiconductor Corporation (the Company) as of December 28, 2024 and December 30, 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 28, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 28, 2024 and December 30, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 28, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 14, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory Valuation

Description of the Matter

The Company's net inventory totaled $103.4 million as of December 28, 2024. As explained in "Note 1 - Basis of Presentation and Significant Accounting Policies" within the consolidated financial statements, the Company records inventory at the lower of cost or net realizable value, and writes down inventories to net realizable value if it is obsolete or if quantities are in excess of projected customer demand.

Auditing management's inventory excess and obsolescence reserves was challenging because the calculation of the estimate is complex as it considers a number of factors that are affected by market and economic conditions, such as customer demand and product lifecycle.

How We Addressed the Matter in Our Audit

We evaluated and tested the design and operating effectiveness of the Company's internal controls over the calculation of excess and obsolete inventory, including the determination and application of the assumptions used to estimate the excess and obsolescence reserve.

Our audit procedures included, among others, evaluating the assumptions and the underlying data used in management's excess and obsolete inventory assessment. We evaluated inventory levels compared to projected customer demand, historical sales, and product lifecycle. We also assessed the historical accuracy of management's estimates and performed sensitivity analyses to evaluate the changes in inventory valuation that would result from changes in assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2020.
San Jose, California
February 14, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Lattice Semiconductor Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Lattice Semiconductor Corporation's internal control over financial reporting as of December 28, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Lattice Semiconductor Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 28, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 28, 2024 and December 30, 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 28, 2024, and the related notes and our report dated February 14, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California
February 14, 2025

Item 9. Changes in and Disagreements with Accountants On Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

In connection with the filing of this Annual Report on Form 10-K, our management, including our Chief Executive Officer and Chief Accounting Officer (previously our Interim Chief Financial Officer), evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 28, 2024. These disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that we accumulate and communicate correct information to our management, including our Chief Executive Officer and Chief Accounting Officer (previously our Interim Chief Financial Officer), as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Accounting Officer (previously our Interim Chief Financial Officer) have concluded that our disclosure controls are effective as of December 28, 2024.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) or 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

    (i)   pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

    (ii)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

    (iii)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

We do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met, and may not prevent or detect misstatements. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management, with the participation of our Chief Executive Officer and Chief Accounting Officer (previously our Interim Chief Financial Officer), evaluated the effectiveness of the Company's internal control over financial reporting as of December 28, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework (2013)*. Based on this assessment, management concluded that, as of December 28, 2024, the Company's internal control over financial reporting was effective.

Ernst & Young LLP, our independent registered public accounting firm, has audited the Company's internal control over financial reporting and has issued its opinion on the effectiveness of the Company's internal control over financial reporting, which appears on page 63 in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act) that occurred during the fourth quarter of fiscal 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Plans

On December 6, 2024, Tonya Stevens, Chief Accounting Officer (previously Interim Chief Financial Officer), adopted a Rule 10b5-1 trading arrangement intended to satisfy the affirmative defense condition of Rule 10b5-1(c), pursuant to which an estimated aggregate of 12,810 shares of our Common Stock may be sold. The aggregate number of shares sold may differ based on tax withholdings for vesting stock awards, actual market achievement for performance RSUs, and actual number of future shares purchased under the Employee Stock Purchase Plan. The duration of the trading arrangement is until December 15, 2025, or earlier if all transactions under the trading arrangement are completed.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Certain information required by Part III is incorporated by reference from our definitive proxy statement (the "Proxy Statement") for the 2025 Annual Meeting of Stockholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, which we will file not later than 120 days after the end of the fiscal year covered by this report. With the exception of the information expressly incorporated by reference from the Proxy Statement, the Proxy Statement is not to be deemed filed as a part of this report.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 28, 2024.

Information about our Corporate Governance Policies and written committee charters for our Audit Committee, Compensation Committee, and Nominating and Governance Committee are available free of charge on the Company's website at www.latticesemi.com and are available in print to any shareholder upon request.

We have adopted a Code of Conduct that applies to all of our directors, employees, including our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions, consultants, contractors, and agents. The Code of Conduct is posted on our website at www.latticesemi.com. In fiscal 2022, we rescinded our Director Code of Ethics and expanded our Code of Conduct to cover directors, consultants, and agents. In addition, we revised our Code of Conduct to provide general guidance on how to handle ethical business decisions, and to expand and/or clarify provisions in the Code of Conduct related to antitrust, conflicts of interest, improper conduct and activities, and public disclosures. We also revised our Corporate Governance Policies to incorporate any items previously addressed in the Director Code of Conduct that the revised Code of Conduct did not address. Amendments to the Code of Conduct or any grant of a waiver from a provision of the Code of Conduct requiring disclosure under applicable SEC rules, if any, will be disclosed on our website at www.latticesemi.com.

Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other individuals associated with us that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

The Company complies with insider trading laws, rules and regulations and any applicable listing standards in any transactions involving its own securities.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 28, 2024.

Clawback Policy

We have adopted a written compensation recovery policy in accordance with applicable Nasdaq rules, a copy of which is filed as exhibit 97.1 to this Annual Report on Form 10-K. The policy provides that the Company will seek to recover any incentive-based compensation erroneously awarded to any current or former executive officer due to the material noncompliance with any financial reporting requirement under the securities laws during the three completed fiscal years immediately preceding the date the Company determines that an accounting restatement is required.

Disclosure Policies and Practices Related to the Grant of Equity Awards Close in Time to the Release of Material Nonpublic Information

We do not grant stock options or similar awards as part of our standard equity compensation programs. Certain of the performance-based restricted stock units awarded to Mr. Tamer have a stock price appreciation component, and were not granted within a period of four business days before or one business day after the filing of a Form 10-Q, Form 10-K, or Form 8-K that disclosed material non-public information, other than the Form 8-K related to the appointment of Mr. Tamer as our CEO. No other named executive officer was awarded options or similar awards during the fiscal year ended December 28, 2024. We do not schedule equity award grants in anticipation of the release of material non-public information, nor does we time the release of material non-public information based on equity grant dates.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 28, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 28, 2024.

Item 14. Principal Accountant Fees and Services

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2025 Annual Meeting of Stockholders, which will be filed with the SEC no later than 120 days after December 28, 2024.

PART IV

Item 15. Exhibits

(a) List of Documents Filed as Part of this Report

(1) All financial statements

The following financial statements are filed as part of this report under Item 8.

All other schedules have been omitted because the required information is included in the Consolidated Financial Statements or the notes thereto, or is not applicable or required.

(2) Exhibits

Exhibit Number	Description
3.1	The Company's Restated Certificate of Incorporation, as amended on June 4, 2009 (Incorporated by reference to Exhibit 3.1 filed with the Company's Current Report on Form 8-K filed June 4, 2009).
3.2	The Company's Bylaws, as amended as of December 14, 2023 (Incorporated by reference to Exhibit 3.1 filed with the Company's Current Report on Form 8-K filed December 15, 2023).
4.1	Description of Securities (Incorporated by reference to Exhibit 4.1 filed with the Company's Annual Report on Form 10-K filed on February 16, 2024).
10.1*	Form of Indemnification Agreement executed by each director and executive officer of the Company and certain other officers and employees of the Company and its subsidiaries (Incorporated by reference to Exhibit 10.41 filed with the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2004).
10.2*	Form of Notice of Grant of Restricted Stock Units to Executive Officer (Incorporated by reference to Exhibit 99.1 filed with the Company's Current Report on Form 8-K filed on February 8, 2007).
10.3*	Lattice Semiconductor Corporation 2012 Employee Stock Purchase Plan (incorporated by reference to Annex 1 to the Company's Definitive Proxy Statement on Schedule 14A for the 2012 Annual Meeting of Stockholders filed on April 12, 2012).
10.4*	Lattice Semiconductor Corporation 2011 Non-Employee Director Equity Incentive Plan (Incorporated by reference to Exhibit 99.2 filed with the Company's Registration Statement on Form S-8 filed June 25, 2019).
10.5*	Form of 2011 Non-Employee Director Equity Incentive Plan Outside Director Option Agreement (Incorporated by reference to Exhibit 10.5 filed with the Company's Annual Report on Form 10-K filed on February 17, 2023).
10.6*	Form of 2011 Non-Employee Director Equity Incentive Plan Restricted Stock Unit Agreement (Incorporated by reference to Exhibit 10.6 filed with the Company's Annual Report on Form 10-K filed on February 17, 2023).

* *Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this Annual Report on Form 10-K pursuant to Item 15(b) thereof.*

Exhibit Number	Description
10.7*	Lattice Semiconductor Corporation 2023 Equity Incentive Plan and related form agreements (Incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K, filed with the Commission on May 8, 2023).
10.8*	Lattice Semiconductor Corporation 2023 Equity Incentive Plan Form of Restricted Stock Award Agreement (Incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on November 4, 2024).
10.9*	Lattice Semiconductor Corporation 2023 Equity Incentive Plan Form of Restricted Stock Unit Award Agreement (Performance-Based) (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on November 4, 2024).
10.10	Lattice Semiconductor Corporation Form of Indemnification Agreement (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K, filed with the Commission on May 8, 2023).
10.11	Amended and Restated Credit Agreement, dated as of September 1, 2022, by and among Lattice Semiconductor Corporation, as borrower, the lenders from time to time party thereto and Wells Fargo Bank, National Association, as administrative agent (Incorporated by reference to Exhibit 10.1 filed with the Company's Current Report on Form 8-K filed September 2, 2022).
10.12*	Lattice Semiconductor Corporation 2022 Cash Incentive Plan (Incorporated by reference to Exhibit 10.16 filed with the Company's Annual Report on Form 10-K filed on February 17, 2023).
10.13*	Lattice Semiconductor Corporation 2023 Cash Incentive Plan (Incorporated by reference to Exhibit 10.12 filed with the Company's Annual Report on Form 10-K filed on February 16, 2024).
10.14*	Lattice Semiconductor Corporation 2024 Corporate Incentive Plan.
10.15*	Form of Amended Employment Agreement (Incorporated by reference to Exhibit 10.24 of the Company's Annual Report on Form 10-K filed on February 24, 2020).
10.16*	Offer Letter with Ford Tamer, dated September 14, 2024 (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on September 16, 2024).
10.17*	2025 Inducement Equity Incentive Plan and related form agreements (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K, filed with the Commission on January 10, 2025).
10.18*	Employment Agreement with Lorenzo Flores, entered into as of February 10, 2025 (Incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K, filed with the Commission on February 10, 2025).
19.1	Lattice Semiconductor Corporation Insider Trading Policy.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP).
24.1	Power of Attorney (reference is made to the signature page hereto).

* Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this Annual Report on Form 10-K pursuant to Item 15(b) thereof.

Exhibit Number	Description
31.1	Certification of Chief Executive Officer pursuant to the Securities Exchange Act of 1934 Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to the Securities Exchange Act of 1934 Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Lattice Semiconductor Corporation Compensation Recovery Policy (Incorporated by reference to Exhibit 97.1 filed with the Company's Annual Report on Form 10-K filed on February 16, 2024).
101.INS	Inline XBRL Instance Document (the Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - formatted in Inline XBRL and included in Exhibit 101

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LATTICE SEMICONDUCTOR CORPORATION
(Registrant)

By: /s/ Lorenzo A. Flores

                 Lorenzo A. Flores
                 Senior Vice President, Chief Financial Officer
                 (Duly Authorized Officer and Principal Financial Officer)

Date: February 14, 2025

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ford Tamer and Lorenzo A. Flores, or either of them, his or her attorneys-in-fact, each with the power of substitution, for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities indicated and on the dates indicated:

Signature	Title	Date
/s/ Ford Tamer		February 14, 2025
Ford Tamer	President, Chief Executive Officer, and Director (Principal Executive Officer)	
/s/ Lorenzo A. Flores		February 14, 2025
Lorenzo A. Flores	Senior Vice President, Chief Financial Officer (Principal Financial Officer)	
/s/ Tonya Stevens		February 14, 2025
Tonya Stevens	Corporate Vice President Chief Accounting Officer (Principal Accounting Officer)	
/s/ Robin Abrams		February 14, 2025
Robin Abrams	Director	
/s/ Doug Bettinger		February 14, 2025
Doug Bettinger	Director	
/s/ Que Thanh Dallara		February 14, 2025
Que Thanh Dallara	Director	
/s/ John Forsyth		February 14, 2025
John Forsyth	Director	
/s/ Mark Jensen		February 14, 2025
Mark Jensen	Director	
/s/ James Lederer		February 14, 2025
James Lederer	Director	
/s/ Jeff Richardson		February 14, 2025
Jeff Richardson	Director	
/s/ Elizabeth Schwarting		February 14, 2025
Elizabeth Schwarting	Director	

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

FPGA PLATFORM LEADERSHIP





LATTICE SEMICONDUCTOR
Lattice Nexus™
LATTICE SEMICONDUCTOR
Lattice Nexus™ 2

Architected for applications requiring up to 16G SERDES and up to 100k LCs

LATTICE SEMICONDUCTOR
Lattice Avant™

Architected for applications requiring up to 25G SERDES and up to 500k LCs



LOWER POWER	FASTER PERFORMANCE	SMALLER SIZE





APPLICATION-SPECIFIC SOLUTION STACKS













LATTICE sensAI™

LATTICE mVision™

LATTICE Sentry™

LATTICE Automate

LATTICE ORAN™

LATTICE Drive™

EASY-TO-USE SOFTWARE









LATTICE DIAMOND™ DESIGN SOFTWARE

LATTICE RADIANT™ DESIGN SOFTWARE

LATTICE PROPEL™

Glance by MIRAMETRIX®



Lattice Semiconductor Corporation
5555 NE Moore Ct, Hillsboro, OR 97124
www.latticesemi.com
Tel: (503) 268-8000
Fax: (503) 268-8169
sales@latticesemi.com

